As confidentially submitted with the Securities and Exchange Commission on July 17, 2019.
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Hydrofarm Holdings Group, Inc.
(Exact name of registrant as specified in its charter)

Delaware	5191	81-4895761
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2249 South McDowell Boulevard Ext.
Petaluma, California 94954
(707) 765-9990
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cogency Global Inc.
850 New Burton Road, Suite 201
Dover, Delaware 19904
(800)483-1140
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Kenneth R. Koch, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C.
Chrysler Center, 666 Third Avenue
New York, NY 10017
Tel: (212) 935-3000

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of  “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer (Do not check if a smaller reporting company) ☐	Smaller reporting company ☒
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Common stock, par value $0.0001 per share		$	$	$
Total			$	$
(1)
Includes shares of common stock issuable upon exercise of the underwriters’ option to purchase additional shares of common stock.

(2)
Estimated solely for purpose of calculating the registration fee according to Rule 457(o) under the Securities Act of 1933, as amended (the “Securities Act”).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED            , 2019
Preliminary Prospectus
Hydrofarm Holdings Group, Inc.
           Shares of Common stock
This is an initial public offering of common stock of Hydrofarm Holdings Group, Inc.
Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $     and $    . We have applied to list our common stock on the Nasdaq Global Market under the symbol “      .”
We will be treated as an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, for certain purposes until we complete this offering. As such, in this prospectus we have taken advantage of certain reduced disclosure obligations that apply to emerging growth companies.

Investing in our common stock is highly speculative and involves a high degree of risk. See “Risk Factors” beginning on page 18 to read about factors you should consider before buying shares of our common stock.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of the disclosures in this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to Hydrofarm Holdings Group, Inc.	$	$

(1)
See the section titled “Underwriting” for a description of the compensation payable to the underwriters.

The underwriters expect to deliver the shares against payment in New York, New York, on or about            , 2019.
The date of this prospectus is            , 2019

Through and including            , 2019 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
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ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission (the “SEC”). You should not assume that the information contained in this prospectus is accurate on any date subsequent to the date set forth on the front cover of this prospectus even though this prospectus is delivered or shares of common stock are sold or otherwise disposed of on a later date. It is important for you to read and consider all information contained in this prospectus in making your investment decision. You should also read and consider the information in the documents to which we have referred you under “Where You Can Find More Information” in this prospectus.
You should rely only on the information contained in this prospectus. We have not authorized anyone to give any information or to make any representation to you other than those contained in this prospectus. You must not rely upon any information or representation not contained in this prospectus. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any of our shares of common stock other than the shares of our common stock covered hereby, nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about, and to observe, any restrictions as to the offering and the distribution of this prospectus applicable to those jurisdictions.
Emerging Growth Company
We are an “emerging growth company”, as defined in the Jumpstart our Business Startups Act of 2012 (“JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.
Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected not to opt out of the transition period pursuant to Section 107(b).
We could remain an “emerging growth company” for up to five years, or until the earliest of  (i) the last day of the first fiscal year in which our annual gross revenues exceed $1,070,000,000, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities and Exchange Act of 1934, as amended, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1,070,000,000 in non-convertible debt during the preceding three-year period.
Smaller Reporting Company
We are also currently a “smaller reporting company,” meaning that we are not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent company that is not a smaller reporting company and have a public float of less than $250 million or annual revenues of less than $100 million during the most recently completed fiscal year. In the event that we are still considered a “smaller reporting company,” at such time we cease being an “emerging growth company,” the disclosure we will be required to provide in our SEC filings will increase, but will still be less than it would be if we were not considered either an “emerging growth company” or a “smaller reporting company.” Specifically, similar to “emerging growth companies,” “smaller reporting companies” are able to provide simplified executive compensation
ii

disclosures in their filings; are exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that independent registered public accounting firms provide an attestation report on the effectiveness of internal control over financial reporting; and have certain other decreased disclosure obligations in their SEC filings, including, among other things, only being required to provide two years of audited financial statements in annual reports. Decreased disclosures in our SEC filings due to our status as an “emerging growth company” or “smaller reporting company” may make it harder for investors to analyze our results of operations and financial prospects.
Presentation of Financial Information
Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting our financial statements for periods prior to the year ended December 31, 2017, as well as the three months ended March 31, 2019 and 2018, respectively, because they relate to a historical period that we believe will not be required to be included in the prospectus at the time of the contemplated offering. We intend to amend the registration statement to include all financial information required by Regulation S-X at the date of such amendment.
On May 12, 2017, Hydrofarm Investment Corp., or the Successor, acquired, through its wholly-owned subsidiary Hydrofarm Holdings, LLC, all of the capital stock of Hydrofarm, Inc., or the Predecessor. Concurrently with the acquisition by Hydrofarm Investment Corp, Hydrofarm, Inc. converted from an S-Corp to a limited liability company and was renamed Hydrofarm, LLC. On August 28, 2018, Hydrofarm Investment Corp. merged with and into a wholly-owned subsidiary of Hydrofarm Holdings Group, Inc., as part of a recapitalization of the Company. As such, Successor refers to Hydrofarm Investment Corp, and its wholly owned subsidiaries for the period from May 12, 2017 through August 27, 2018 and Hydrofarm Holdings Group, Inc. and its wholly-owned subsidiaries from August 28, 2018 forward.
As a result of the acquisition of Hydrofarm, LLC by Hydrofarm Investment Corp. and the resulting change of control and changes due to the impact of purchase accounting, we are required to present separately the operating results for the Predecessor period ending on May 11, 2017 and the Successor periods beginning on May 12, 2017. Accordingly, unless otherwise indicated or the context otherwise requires, all references in this prospectus to “Hydrofarm,” the “Company,” “we,” “us,” “our” and other similar terms mean (1) the Predecessor for the period ending on May 11, 2017 and (2) the Successor for the period beginning on May 12, 2017, in each case together with its consolidated subsidiaries. References in this prospectus to “2017” represent the sum of the results of the Predecessor period ending on May 11, 2017 and the Successor period beginning on May 12, 2017 and for the period ending on December 31, 2017. The Successor is also presented as of and for the year ended December 31, 2018.
Industry and Market Data
This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information.
Trademarks
Our primary trademarks include “Hydrofarm”, “PHANTOM BALLAST”, “ACTIVEAQUA”, “ACTIVE AIR” and “PhotoBio” and all of which are registered in the United States with the U.S. Patent and Trademark Office.
iii

PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes thereto and the information set forth under the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this prospectus. In this prospectus, the term “cannabis” refers to all subspecies of the cannabis genius other than industrial hemp (as defined below), the term “CBD” refers to a non-intoxicating, naturally occurring cannabinoid found in cannabis and hemp with less than 0.3% tetrahydrocannabinol, and the term “industrial hemp” refers to any part of the Cannabis sativa L. plant, whether growing or not, with a delta-9 tetrahydrocannabinol concentration of not more than 0.3% on a dry weight basis, lawfully cultivated in the U.S. pursuant to, and in compliance with, a state agricultural program which sanctions such activity.
Company Overview
With more than 40 years of operating history, we are a leading independent wholesaler and manufacturer of hydroponics equipment and commercial horticultural products. Hydroponics is the farming of plants without the use of soil with various implementation systems that can be organized in multiple combinations to optimize the applicable environment. Hydroponics allows end users to control variables including temperature, humidity, CO2, lighting, nutrient concentration and PH, to create a controlled farming environment. As such, the benefits of hydroponics, an essential element of controlled environment agriculture (“CEA”), include, but are not limited to year-round production, reduced water consumption, rapid production, increased production density (plants can be placed closer together and vertically farmed) and insulation from pests. CEA, as broadly defined, is a technology-based farming method whereby growers produce crops within an enclosed growing structure, such as a greenhouse or building, to provide protection and maintain optimal growing conditions throughout the development of the crop. CEA provides farmers with the flexibility to produce whatever they desire, whenever and wherever. We service these farmers through a network of retailers and resellers that connect to us utilizing an automated eCommerce system, providing just in time delivery capabilities. Our mission is to provide professional on time service, delivery and value by offering the right gardening products, innovation, and expertise to make indoor, hydroponic, organic and/or greenhouse efforts easier and more productive.
We currently maintain more than 5,000 stock keeping units (“SKUs”) in our core U.S. business, including proprietary and exclusive brands and we serve as a one-stop source for some of the most desirable branded hydroponic merchandise. Our product assortment includes advanced indoor garden, lighting and ventilation systems, liquid plant food products, heat mats, and other related products and accessories for hydroponic gardening. Approximately 65% of our sales relate to recurring consumable products, including growing media, nutrients and supplies that require regular replenishment. The remaining 35% of sales relate to durable products, such as hydroponic lighting and equipment. The majority of products we offer are produced by us or are supplied to us under exclusive or preferred brand relationships, providing for attractive margins and a significant competitive advantage as we offer retailers and resellers a breadth of products that cannot be purchased from our competitors. In addition, our diverse network of over 200 suppliers and proprietary sourcing capabilities presents a significant barrier to entry.
We utilize a vertically integrated operating model, shipping directly to retailers and resellers, providing what we believe to be nearly unmatched capabilities in the industry. We sell to a highly diverse group of over 2,000 customers across North America through four main channels: specialty hydroponic retailers (76% of sales), garden centers (14% of sales), eCommerce (8% of sales) and greenhouse suppliers (2% of sales). We believe that our six U.S.-based distribution centers can reach 90% of the U.S. population within 24 to 48 hours and that our two Canadian distribution centers can provide timely coverage to the full Canadian market. Through our product offerings, customer service and sales and marketing efforts, we estimate that we enjoy an approximately 30% and 40% market share in the U.S. and Canadian hydroponic wholesale markets, respectively.
Over the past forty years, we have cultivated long-term relationships with key suppliers, retailers and resellers across the U.S. and Canada, developing strong expertise in the hydroponics market. We have capitalized on our scaled, efficient supply chain network and market expertise to consistently grow revenue at approximately 15% annually for the past 10 years through 2017, while maintaining a solid financial profile with steady, organic volume growth, healthy margins and modest capital expenditures. As a leading distributor of hydroponics equipment, we have indirectly benefitted from the growth of the U.S. cannabis market. However, we experienced a decline in sales and profitability in 2018 due to the broad hydroponics industry pull-back on equipment and ancillary purchases, driven by the disruption in the cannabis industry in California. California experienced a sales disruption principally due to administrative delays in the issuance of licenses to cannabis growers in California (the largest legal cannabis market in the world) upon the implementation of legalization of adult-use cannabis. License issuance complications in California had a negative effect on the hydroponics market overall and, as a result, our competitors, including Scotts Miracle-Gro, experienced similar sales challenges. With recent legislative relief, we are returning to normalized sales growth, consistent with historical trends. As a result, our sales in the second quarter of 2019 have increased over 10%, compared to the same period for the previous year.
Industry Overview
The hydroponics equipment and commercial horticultural products market currently benefits from the growth of several key markets including controlled environment and conventional agriculture, cannabis and industrial hemp.
Controlled Environment and Conventional Agriculture
CEA comprises activities relating to growing plants and crops entirely indoors, enabling farmers to control conditions of the environment to maximize yield year-round. CEA techniques require less water and pesticides compared to conventional farming, offering incremental benefits in the form of reduced energy consumption and lower labor requirements. While there are various types of CEA structures, growers prefer to use structures made of glass or poly material. According to industry publications, structures made of glass or poly material accounted for the largest share of CEA implementation globally in 2017, followed closely by converted warehouses in urban areas. CEA implementation continues to increase globally, driven by growth in fruit and vegetable farming and consumer gardening and continued adoption of vertical farming.
According to the Ontario Ministry of Agriculture, during 2017, fruits and vegetables fueled the growth of CEA based sales in Canada as fruit and vegetable sales grew at a 5.7% compound annual growth rate (“CAGR”) over the last five years. Vegetable farming in Canada alone is expected to grow at a 4.5% CAGR over a five-year period to $4.5 billion by 2023 and we anticipate that CEA grown vegetables (and ultimately CEA construction) will also experience growth. Currently, fruits and vegetables account for approximately 49% of total CEA sales.
Further, we perceive consumer gardening to be a significant driver of CEA growth. According to industry publications, 77% of U.S. households participate in lawn and garden activities, spending a record $47.8 billion on lawn and garden retail sales, a record average household spend of  $503. We expect this trend to increase, with participation highest amongst married households, people aged 55 and older, and those with no children. As the baby boom generation ages, this segment is expected to grow faster than the total population. We believe that this demographic will result in an increase in the number of lawn and garden product users and will ultimately drive the purchase of more CEA products.
Vertical farming, a subsector of CEA, has a number of advantages including reduced water usage and fewer pesticides. This practice has gained popularity mainly due to its unique advantage of maximizing yield by growing crops in layers. An industry publication projects the global market for controlled environment technologies to reach $40.3 billion in 2022, representing a 9.7% CAGR from $25.4 billion in 2017. This growth will include strong demand in the equipment segment, with the three largest components including climate control systems, lighting and irrigation. The equipment segment is expected to grow at a 9.9% CAGR over the same period.
Cannabis
We sell our products through third party retailers and resellers, however, it is evident to us that the legalization of cannabis in many U.S. states and Canada has ultimately had a significant, positive impact on our industry. The cannabis industry is experiencing rapid growth driven by state-level legalization efforts in the U.S. and federal-level legalization in Canada. The emergence of the legal cannabis sector in the U.S., for medical and adult-use purposes, has been rapid as more U.S. states adopt regulations for its cultivation and sale. We believe the expansion of U.S. state adoption of legal cannabis will drive growth in the market for legalized cannabis along with demand for high quality indoor gardening products. According to industry publications, the U.S. cannabis market is projected to reach approximately $25 billion by 2025, up from approximately $8 billion in 2017. However, notwithstanding laws in various U.S. states permitting the use of some form of cannabis products, cannabis remains illegal in many U.S. states for medicinal or non-medicinal use, or both, and is illegal for any use under U.S. federal law, as cannabis is listed as a Schedule I drug under the U.S. Controlled Substances Act of 1970 (the “CSA”).
Thirty-three states, the District of Columbia, Puerto Rico, Guam, and the Commonwealth of the Northern Mariana Islands have legalized medical cannabis in some form, although not all of those jurisdictions have fully implemented their legalization programs. Eleven of these states, the District of Columbia and the Commonwealth of the Northern Mariana Islands have legalized cannabis for non-medical adult-use and two additional states (New Jersey and New York) are actively considering the legalization of cannabis for non-medical adult-use (including Illinois which will become effective January 1, 2020). Thirteen additional states have legalized high CBD cannabinoid found in cannabis and hemp, low tetrahydrocannabinol (“THC”) oils for a limited class of patients. Only three states (Idaho, South Dakota and Nebraska) currently prohibit cannabis entirely and completely ban both CBD and THC.
We believe support for cannabis legalization in the U.S. is gaining momentum. According to an October 2018 poll by Gallup, public support for the legalization of cannabis in the U.S. increased from approximately 12% in 1969 to approximately 66% in 2018. The U.S. cannabis industry has experienced significant growth over the past 12 months fueled in part by increasing consumer acceptance and the legalization of medical and recreational cannabis across the U.S. The following map illustrates U.S. states that have fully legalized cannabis (for medical and recreational purposes) and that have partially legalized cannabis (for medical purposes only) as of May 31, 2019:
Legal access to dried cannabis for medical purposes was first allowed in Canada in 1999. The Cannabis Act (the “Cannabis Act”) currently governs the production, sale and distribution of medical cannabis and related oil extracts in Canada. As of September 2018, Health Canada reported over 342,103 client registrations for medical cannabis prescriptions. On April 13, 2017, the Government of Canada introduced Bill C-45, which proposed the enactment of the Cannabis Act to legalize and regulate access to cannabis. The Cannabis Act proposed a strict legal framework for controlling the production, distribution, sale and possession of medical and recreational adult-use cannabis in Canada. On June 21, 2018, the Government of

Canada announced that Bill C-45, received Royal Assent. On July 11, 2018, the Government of Canada published the Cannabis Regulations under the Cannabis Act (the “Cannabis Regulations”). The Cannabis Regulations provide more detail on the medical and recreational regulatory regimes for cannabis, including licensing, security clearances and physical security requirements, product practices, outdoor growing, security, packaging and labelling, cannabis-containing drugs, document retention requirements, reporting and disclosure requirements, the new access to cannabis for medical purposes regime and industrial hemp. The majority of the Cannabis Act and the Cannabis Regulations came into force on October 17, 2018. While the Cannabis Act provides for the regulation by the federal government of, among other things, the commercial cultivation and processing of cannabis for recreational purposes, it provides the provinces and territories of Canada with the authority to regulate in respect of the other aspects of recreational cannabis, such as distribution, sale, minimum age requirements, places where cannabis can be consumed, and a range of other matters.
The governments of every Canadian province and territory have implemented regulatory regimes for the distribution and sale of cannabis for recreational purposes. Most provinces and territories have a minimum age of 19 years old, except for Québec and Alberta, where the minimum age is 18. Certain provinces, such as Ontario, have legislation in place that restricts the packaging of vapor products and the manner in which vapor products are displayed or promoted in stores. According to industry publications, the projected size of the Canadian adult-use market in 2019 ranged from C$1.8 billion to C$4.3 billion and a 2018 industry publication indicated that the sector is expected to grow to C$6.5 billion by 2020.
The outlook for the North American cannabis industry is positive. The industry is expected to continue benefiting from increasingly favorable attitudes toward both medical cannabis and recreational cannabis with expected significant consumer spending increases.
Industrial Hemp
We are well positioned to capitalize on the growth of the industrial hemp market through our current product portfolio and our pipeline of new products tailored to the needs of industrial hemp cultivators. Industrial hemp cultivation in the U.S. grew significantly over the last two years with total acreage of industrial hemp in the U.S. increasing from 9,767 acres in 2016 to 78,176 acres in 2018, a 183% CAGR, according to industry publications. We anticipate significant further growth in industrial hemp due to the passing of the Farm Bill in the U.S. in December 2018 (the “Farm Bill”) and as commercial and consumer awareness of the benefits associated with hemp-derived products continues to increase.
The Farm Bill specifically removed industrial hemp as a restricted commodity under the Controlled Substances Act. In addition, the Farm Bill designated industrial hemp as an agricultural commodity and permits the lawful cultivation of industrial hemp in all states and territories of the U.S. Commercial interest in industrial hemp has continued to grow as industrial hemp fiber and shivs, the inner core part of stalks harvested from industrial hemp, can be used as strong, sustainable and highly absorbent materials to make an array of industrial products including textiles, paper, bioplastics, building products and biofuel. Consumers are increasingly using hemp-derived products such as CBD for their therapeutic benefits. Accordingly, the Brightfield Group, a predictive analytics and market research firm for the legal CBD market, expects the U.S. CBD market (less than or equal to 0.3% THC) to reach $22 billion by 2022 and CBD retail sales are projected to grow at a 61.5% CAGR from $1.0 billion in 2019 to $6.8 billion in 2023.
Our Competitive Strengths
We attribute our success to the following competitive strengths.
Leading Market Positions in Attractive Growing Markets
We are a leading independent wholesaler and manufacturer of hydroponics equipment and commercial horticultural products in North America and one of the two major consolidators in the hydroponics products industry. We believe that we maintain an approximately 30% and 40% market share in the U.S. and Canadian hydroponic wholesale markets, respectively. The broader market is comprised of a fragmented group of smaller competitors. We serve several attractive end markets including controlled environment agriculture, cannabis and industrial hemp. Favorable trends in CEA, including increased adoption of vertical farming methods to increase yields, are projected to drive a 9.7% CAGR through 2022 according to industry publications. Similarly, growers’ increasing preference to reduce water and energy usage, limit pesticide use and reduce labor costs coupled with growing consumer demand for fruits and vegetables are expected to drive significant growth in CEA methods. However, we will likely see the most significant growth in cannabis and industrial hemp. Increased support for cannabis legalization at the federal level in the U.S., an increase in U.S. states’ implementation of adult-use and medicinal cannabis programs, continued growth in the Canadian cannabis market following the implementation of the Cannabis Act in 2018, the passing of the 2018 Farm Bill and consumer and commercial awareness of the benefits associated with hemp-derived products will serve as significantly favorable tailwinds that will drive continued growth.
Experienced Management Team with Proven Track Record
Our management team possess significant public market experience, a history of driving long-term organic growth and a track record of successful business consolidations. Bill Toler, Chairman and Chief Executive Officer, has over 35 years of executive leadership experience in supply chain and consumer packaged goods, most recently serving as President and Chief Executive Officer of Hostess Brands from April 2014 to March 2018. Under his guidance, Hostess Brands transitioned from a private to public company, regained a leading market position within the sweet baked goods category and returned to profitability. Bill also previously served as Chief Executive Officer of AdvancePierre Foods and President of Pinnacle Foods, in addition to holding executive roles at Campbell Soup Company, Nabisco and Procter & Gamble. Terence Fitch, President, possesses significant relevant business experience including more than 20 years of management experience with the Coca-Cola Company and Coke Enterprises, where he was responsible for manufacturing, supply chain, and sales and marketing for the multi-billion-dollar Refreshment Direct and Independent Bottlers business units. For the past six years, Terence has been working on building, managing and designing large CEA operations in Colorado and Arkansas. Jeff Peterson, Chief Financial Officer has over 25 years of experience across the indoor garden supply distribution, telecommunications/ethernet network and consumer software industries, holding senior management positions across firms such as Force10 Networks, Turin Networks, Advent Software and Learning Company. Mark Parker, Senior Vice President of Integration and Planning, has over 35 years of experience in the consumer packaged goods industry, holding senior management positions across major firms such as Reckitt Benckiser, Campbell Soup and Pinnacle Foods. In 2010, Mark started his own business consulting practice called iQ Solutions and strategically assisted organizations such as Del Monte, Sun Products and AdvancePierre Foods.
Broad Product Portfolio with Recurring Sales
We have one of the largest product offerings in the industry from lighting solutions to nutrients to grow mediums — everything growers need to ensure their operations are maximizing efficiency, output and quality. Accordingly, we maintain an extensive portfolio of products which includes 26 internally developed, proprietary brands across 1,400 SKUs with 24 patents, 62 registered trademarks, 11 domains and over 30 exclusive or preferred brands across 1,000 SKUs. We maintain approximately $54 million of inventory in over 5,000 SKUs and over 50% of our sales relate to proprietary and exclusive or preferred brands. 98% of our lighting, 59% of our equipment, 45% of our grow media, 29% of our nutrients and 36% of our supplements are proprietary or exclusive or preferred brands. Our proprietary products command an approximately 1,000bps gross margin premium relative to general distributed brands and our exclusive or preferred brands deliver approximately 270bps of incremental gross margin premium versus general distributed brands. Our revenue mix continues to shift towards proprietary brands as we continue to innovate, improving overall margins. Further, our revenue stream is highly consistent as 65% of our revenue is generated from the sale of recurring consumable products including growing media, nutrients and supplies.

Product Sales Mix (%)

Durables
(~35%)
Consumables
(~65%)

Proprietary Sourcing and Supplier Relationships Create Barriers to Entry
Our scale presents a significant barrier to entry as we have developed exclusive distribution relationships, proprietary brands and a geographic footprint that enables us to efficiently service customers across North America. We maintain over 800,000 square feet of distribution space across six distribution centers in the U.S. and two distribution centers in Canada. Furthermore, we have cultivated long-term relationships over the last 20 years with a network of over 200 suppliers, giving us access to a best-in-class products portfolio and allowing us to provide full hydroponic solutions to our customers. We source individual components from our diverse supplier base to assemble our best-in-class products. Our top 10 suppliers represent only an estimated 34% of total spend and approximately 9% of total spend is based with Chinese suppliers. We employ a multi-faceted tariff mitigation strategy in China which includes cost sharing with suppliers, passing through price increases and pursuing alternative production outside of China with existing and new suppliers.
Unique Ability to Serve Our Strong Customer Base
We maintain long-standing relationships with leading hydroponic retailers, eCommerce platforms, independent garden centers and greenhouse builders. We serve over 2,000 wholesale customers across multiple channels in North America, providing customers with the capability to purchase their entire product range from us. Our unique distribution capabilities allow us to provide just in time delivery across North America, utilizing six strategically located distribution centers in the U.S. and our two distribution centers in Canada. Our distribution footprint in the U.S. can reach approximately 90% of the population in 24 to 48 hours and our two distribution centers in British Colombia and Ontario can provide timely coverage to the fully Canadian market. We maintain very low customer concentration with our largest customer comprising approximately 6% of sales and our top 10 customers comprising approximately 20% of sales. Given our ability to provide a comprehensive product offering and excellent customer service, we maintain over seven-year relationships with the majority of our largest customers.
Proven M&A Track Record
In November 2017, we acquired Eddi’s Wholesale Garden Supplies, Ltd. (“Eddi’s”), and the distribution division of Greenstar Plant Products, Inc. (“GSD”), which we believe are two of the leading hydroponics and lawn and garden distributors in Canada, with combined annual revenues of  $45.3 million for the year ended December 31, 2018. Those acquisitions, combined with our existing infrastructure and experience, have enabled us to become one of the leading hydroponics equipment distributors in Canada. Additionally, we maintain relationships with commercial growers to identify specific product categories of interest for M&A activity. Our robust understanding of commercial growers’ needs coupled with our experience in Canada has prepared us to make additional acquisitions in the hydroponics industry, which will help us to continue to grow our market share. We view M&A as a significant driver of potential growth as the hydroponics industry is fragmented and primed for consolidation.
Our Growth Strategies
We expect long-term demand for our hydroponics products as we continue to develop and acquire proprietary products and as favorable tailwinds drive continued interest in our product portfolio including (i) continued expansion of hydroponic horticulture, including large scale vertical farming, hydroponic food production and consumer gardening (ii) continued legislation of medicinal and adult-use cannabis and (iii) steady demand for industrial hemp due to the recent approval of the Farm Bill in December 2018 and consumer adoption of CBD products. Hydroponic cultivators of all types require the equipment that we provide, including lights, benches, control systems, etc., along with “consumable” items such as nutrients (specialty fertilizer), growing media (specialty soils) and additives.
We expect to leverage these market trends through a strategy of providing a complete supply chain solution for hydroponic cultivators of all types. We are well positioned to capitalize on the growth of our underlying markets through the following strategies.
Capitalizing on Rapidly Growing Markets
Our customers benefit from macroeconomic factors driving the growth of CEA, including conventional agriculture, vertical farming, cannabis and industrial hemp. As the world population grows and urbanizes, vertical farming is increasingly being used to meet the demand for food crops. Industry publications estimate that the global vertical farming market will expand at 21.3% annually from 2018 to 2025. In addition, the global cannabis market, according to industry publications, is estimated to total $150 billion as of March 2019, and the cannabis market is projected to grow to $272 billion by 2028. Further, the industrial hemp market has benefited from consumer adoption of industrial hemp-derived CBD products. As such, according to industry publications, the global industrial hemp market is expected to grow to over $10 billion dollars by 2025, while the total market for CBD will jump from nearly $600 million in 2018 to $22 billion by 2022. Industrial hemp can grow rapidly under appropriate conditions and is capable of producing various by-products, making it an attractive cultivation product for some of our end customers. We expect to capitalize on favorable cannabis and hemp growth trends by continuing to expand our operations globally.
While we have benefited from the overall U.S. cannabis market growing by approximately 15% annually over the past decade, it did experience a reset in 2018. We believe the broad market has largely recovered in the first half of 2019 as our second quarter sales in 2019 are up across all six of our key regions including Northern California, Southern California, Mountain, Pacific Northwest, East and Midwest driven by new licensing of cannabis cultivators in California and renewed investments by all types of growers, including tobacco growers shifting to industrial hemp, across the U.S. Further regional expansion of cannabis legalization and increased industrial hemp cultivation driven by growing consumer demand for hemp-based CBD products following the passing of the 2018 Farm Bill should lead accelerated organic growth as we maintain an approximately 30% market share of U.S. hydroponics product sales and are well established in U.S. states transitioning to adult-use cannabis, medical cannabis and high CBD/low THC programs with large populations. In 2018, Vermont and Michigan approved adult-use cannabis programs, Oklahoma, Missouri and Utah approved medical-use cannabis programs and the 2018 Farm Bill designated hemp as an agricultural commodity and permitted the lawful cultivation of industrial hemp in all states and territories of the U.S. Illinois approved an adult-use cannabis program in 2019. States that are actively considering implementing adult-use cannabis programs include New Jersey, New York, Delaware, Rhode Island, Connecticut and Ohio while Kentucky, Tennessee and Georgia are contemplating implementing medical-use programs.
Expanding our Proprietary Product Offering
We are expanding the breadth of our product assortment through continued development of our own proprietary brands. Approximately 1,400 SKUs account for 30% of our sales and the product margin for these types of products is approximately 1,000 bps higher than our distributed products. Our core competency in new product innovation is in lighting, consumable and equipment categories. We have launched several new product lines over the past year, including PhotoBio (LED lighting equipment) and Phantom Core (HID lighting equipment). We also maintain a pipeline of next generation proprietary brand products.
Adding Strategic Distribution Relationships and Exclusive or Preferred Brands
We can increase revenue with significant cross-selling activity to our current installed customer base by including a more comprehensive assortment of products required by commercial growers to engage in cultivation. We have identified key suppliers with product solutions that are well established in the grower community for exclusive or preferred brand relationships. Exclusive or preferred brand relationships with leading brands drive sales and margin improvement. We are a highly attractive distribution partner due to our scale and independence in growing media and nutrient categories. We have established eight new exclusive or preferred distribution relationships over the past year including with established equipment and nutrient suppliers. Exclusive or preferred brands sales doubled in May 2019 year-to-date versus the prior year period.
Enabling Wholesaler Network to Effectively Serve Commercial Growers
Working with our wholesale network, we are leveraging our sophisticated technical sales team to provide our wholesale network the ability to address the needs, demanding requirements and higher volume of their larger-scale commercial customers. Establishing these relationships with our channel provides us with insight and access to growers’ evolving demands, leading to both increased equipment sales and recurring sales of consumables through our wholesale network. Our commercial grower outreach program and our analytically driven supply chain function enable our wholesaler network to anticipate customer demand for products and ensure their availability. The goal of these efforts is to maintain long-term relationships with our wholesalers by helping them be successful in providing cultivation square footage savings and access to just in time inventory to their customer base. We believe this can result in profitability for our wholesalers’ customers on consumables and equipment. We also believe that increasing the value to our wholesale network will allow us to grow within key accounts and expand sales of our products and services to new accounts.
Continued Growth in eCommerce
We believe that eCommerce is an increasingly important sales channel for our business. We are well positioned to capture additional growth as a growing number of purchases made online. Currently, four of our top ten customers are eCommerce-based platforms or retailers that have eCommerce platforms. We launched an initiative in 2019 to expand our SKU offering and to optimize pricing with our eCommerce customer base and we are deploying an enhanced B2B eCommerce platform to drive incremental market share gains in our core retailer channel. eCommerce sales increased 27.5% May 2019 year-to-date compared to the same period in 2018.
Acquiring Value-Enhancing Businesses
The hydroponics industry is highly fragmented which we believe presents a significant opportunity for growth through M&A. Management is continually evaluating M&A targets and we believe, in this fragmented market, there will be continued opportunities for M&A. M&A provides us an opportunity to significantly increase distribution with independent brands and to add new products based on identified needs of commercial growers. We utilize clear investment criteria to make disciplined M&A decisions that will accelerate sales and EBITDA growth, increase competitive strength and market share and expand our proprietary brand portfolio.
Risks Associated With Our Business
Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. These risks include, but are not limited to, the following:

•
competitive industry pressures;

•
our ability to keep pace with technological advances;

•
general economic and financial conditions, specifically in the United States and Canada;

•
the costs and risks associated with our international operations;

•
the costs of being a public company;

•
our ability to successfully identify appropriate acquisition targets, successfully acquire identified targets or successfully integrate the business of acquired companies;

•
the success of our marketing activities;

•
a disruption of breach of our information technology systems;

•
the costs of potential tariffs or a global trade war;

•
our current level of indebtedness;

•
our dependence on third parties;

•
the performance of third parties on which we depend;

•
the fluctuation in the prices of the products we distribute;

•
product shortages and relationships with key suppliers;

•
federal and state legislation and regulations pertaining to the use and cultivation of cannabis in the United States, and such laws and regulations in Canada;

•
compliance with environmental, health and safety laws;

•
our ability to obtain and maintain protection for our intellectual property;

•
our ability to protect and defend against litigation, including intellectual property claims; and

•
our ability to attract key employees.

Recent Developments
Acquisitions
In November 2017, we acquired Eddi’s, and GSD, two of the leading hydroponics and lawn and garden distributors in Canada, with combined annual revenues of  $45.3 million for the year ended December 31, 2018 (the “Canadian Acquisitions”). The Canadian Acquisitions, combined with our existing infrastructure and experience, have enabled us to become, we believe, one of the leading lighting and hydroponics equipment distributors in Canada. We believe that this experience in Canada has prepared us to make additional acquisitions in the hydroponics industry, which will help us to continue to grow our market share.
Recent Transactions
Merger and Private Placement
In May 2017, Hydrofarm Investment Corp. (“HIC”), or the Successor, acquired, through its wholly-owned subsidiary, Hydrofarm Holdings, LLC, all of the capital stock of Hydrofarm, Inc., or the Predecessor, in a transaction referred to as the “Formation Transaction.” Concurrently with the acquisition by HIC, Hydrofarm, Inc. converted from an S-Corp to a limited liability company and was renamed Hydrofarm, LLC. We accounted for the Formation Transaction under Financial Accounting Standards Board’s, or FASB, Accounting Standards Codification Topic 805, “Business Combinations” as amended, as of the closing date, and as a result, the merger consideration was allocated to the respective fair values of the assets acquired and liabilities assumed from the Predecessor (commonly referred to as a “step-up in basis”). As a result of the application of acquisition method accounting, the Successor balances and amounts presented in the audited consolidated financial statements and footnotes are not comparable with those of the Predecessor.
On August 28, 2018, HIC merged with and into one of our wholly-owned subsidiaries, as part of a recapitalization of the Company in a transaction accounted for as a “reverse merger” where HIC is the “accounting acquirer/legal acquiree” and we are the “accounting acquiree/legal acquirer.” Consolidated financial statements prepared following a reverse merger are issued under the name of the legal parent (accounting acquiree) and are a continuation of the financial statements of the legal subsidiary (accounting acquirer), with one adjustment. The adjustment retroactively restates the accounting acquirer’s legal capital to reflect the legal capital of the accounting acquiree. Accordingly, the number of shares and stated capital of HIC have been retroactively adjusted using the exchange ratio established in the merger agreements to reflect the number of shares of we issued in the exchange.
In October 2018, we consummated a private placement offering of 16,619,616 units (each a “Unit,” and collectively, the “Units”) at a price per Unit or $2.50 for gross proceeds of approximately $41.5 million. Each Unit consisted of  (i) one (1) share of our common stock and (ii) a warrant (each a “Investor Warrant,” and collectively, the “Investor Warrants”), expiring three years after the earliest of  (x) the effectiveness of a resale registration statement, (y) the closing of an initial public offering of the Company’s common stock or (z) the closing of any other transaction or set of events that results in the Company being subject to the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), entitling the holder to purchase one-half  (1/2) share of our common stock at an initial exercise price of $5.00 per full share (the “Private Placement”). As part of the Private Placement, we issued the placement agents for the Private Placement, A.G.P./Alliance Global Partners and SternAegis Ventures (the “Placement Agents”) warrants to purchase 1,742,955 shares of our common stock (the “Placement Agent Warrants”).
On August 28, 2018 as discussed above, one of our wholly-owned subsidiaries merged with and into HIC, with HIC becoming our wholly-owned subsidiary and continuing its and its subsidiaries’ existing business operations, including those of Hydrofarm, LLC, a subsidiary of HIC (the “Merger”). As such, Successor refers to HIC and its wholly owned subsidiaries for the period from May 12, 2017 through August 27, 2018 and us and our wholly-owned subsidiaries from August 28, 2018 forward.
In connection with the Private Placement, (i) HIC raised $15.2 million from its existing stockholders through the issuance of 6,094,617 units (the “Concurrent Offering”) and (ii) Hydrofarm Holdings, LLC (“Hydrofarm Holdings”), a subsidiary of HIC, and its affiliates entered into certain amendments to Hydrofarm Holdings’ credit facilities to amend certain covenants and other provisions under such credit facilities (the “Loan Transactions,” and together with the Private Placement, Merger and Concurrent Offering, the “2018 Financing Transactions”). The consideration in the Concurrent Offering consisted of $11.1 million in cash from existing stockholders of HIC and the conversion of  $4.1 million of an aggregate principal amount plus interest outstanding under an outstanding note. As part of the Merger, the securities of HIC issued in the Concurrent Offering were exchanged into shares of our common stock and warrants to purchase our common stock having the same terms and conditions as the securities included in the Units issued in this Private Placement.
Encina Refinancing
In July 2019, certain of our subsidiaries (the “Subsidiary Obligors”) entered into a Loan and Security Agreement with Encina Business Credit, LLC (the “Encina Credit Facility”). The Encina Credit Facility provides for revolving borrowings of up to $45 million, subject to applicable borrowing base availability, and a limit of up to $15 million of borrowings for the Canadian subsidiaries party thereto, matures in July 2022, and is secured by a first-priority lien on all cash, accounts receivable and inventory of the Subsidiary Obligors and a second-lien priority lien on all other personal property of the Subsidiary Obligors. The Encina Credit Facility also provides for a swingline facility of up to $2.0 million. A portion of the proceeds borrowed under the Encina Credit Facility were used to pay in full the Loan and Security Agreement dated November 8, 2017, as amended from time to time, among Bank of America, N.A. and the obligors party thereto.

Corporate Structure
We have been in the business of indoor gardening since Hydrofarm, LLC, (originally, Applied Hydroponics, Inc.), one of our wholly-owned subsidiaries, was formed in the State of California on May 4, 1977. We conduct our business through our wholly-owned, direct and indirect subsidiaries. The chart below depicts our current organizational structure:

Hydrofarm Holdings Group, Inc.
(Delaware C corp)
100%
Hydrofarm Investment Corp.
(Delaware C corp)
100%
Hydrofarm Holdings LLC
(Delaware LLC)
100%
Hydrofarm, LLC
(California LLC)
100%
100%
100%
100%
EHH Holdings, LLC
(US Sub)
Shenzhen Representative Office of Hydrofarm Inc. (USA)
(China Subsidiary)
Sunblaster LLC
(US Sub)
Hydrofarm Canada, LLC
(US Sub)
100%
100%
100%
Eltac XXI S.L.
(Spanish Subsidiary)
Sunblaster Holdings ULC
(BC Subsidiary)
Eddi's Wholesale Garden Supplies Ltd.
(BC Corporation)

Corporate Information
We were incorporated in Delaware in January 2017 under the name Innovation Acquisition One Corp. Our predecessor company, originally called Applied Hydroponics, Inc., was founded in 1977 in Northern California. We changed our name to Hydrofarm Holdings Group, Inc. on August 3, 2018 in connection with the Private Placement and Merger. Our principal executive offices are located at 2249 South McDowell Blvd Ext., Petaluma, California, 94954 (the “Petaluma HQ”) and our telephone number is (707) 765-9990. Our website address is www.hydrofarm.com. The information contained on, or that can be accessed through, our website is not, and shall not be deemed to be part of, this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. Investors should not rely on any such information in deciding whether to purchase our common stock.

THE OFFERING
Common stock offered by us
          shares of common stock.
Common stock to be outstanding after this offering
          shares of common stock.
Option to purchase additional shares
The underwriters have an option, exercisable within 30 days of the date of this prospectus, to purchase up to           additional shares of our common stock.
Use of Proceeds
We expect to use the proceeds from this offering to repay existing indebtedness, for acquisitions, for working capital and other general corporate purposes, which may include the hiring of additional personnel and capital expenditures. We estimate the net proceeds from this offering will be approximately $          million (or $          million if the underwriters exercise their option to purchase additional shares in full), assuming an initial public offering price of  $          per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. See “Use of Proceeds” beginning on page 46 of this prospectus.
Dividend Policy
We have never declared nor paid cash dividends on our common stock. We currently intend to retain any future earnings for use in the operation and expansion of our business. We do not expect to pay any dividends to holders of our common stock in the foreseeable future.
Risk Factors
Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 18 of this prospectus for a discussion of certain factors to consider carefully before deciding to invest in our common stock.
Proposed Nasdaq Global Market symbol
“      ”
The number of shares of our common stock outstanding after this offering is based on 69,745,562 shares of common stock outstanding as of December 31, 2018, and excludes:
•
13,100,069 shares of common stock issuable upon exercise of outstanding warrants to purchase our common stock at a weighted average exercise price of  $4.78 per share;

•
8,718,195 shares of common stock reserved for future issuance under our 2018 Equity Incentive Plan; and

•
no exercise by the underwriters of their option to purchase up to an additional           shares of our common stock from us.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
The following table presents our summary consolidated financial and other data for the periods and as of the dates indicated. The periods prior to and including May 11, 2017 includes Hydrofarm, Inc. and its subsidiaries and are referred to in the following table as “Predecessor,” and all periods after May 11, 2017 include Hydrofarm Investment Corp. and its subsidiaries, which recapitalized to Hydrofarm Holdings Group, Inc. in August 2018, and are referred to in the following table as “Successor.” The summary consolidated financial data as of December 31, 2016, for the period from January 1, 2017 through May 11, 2017, the period from commencement of operations (May 12, 2017) through December 31, 2017 and the year ended December 31, 2018, has been derived from the audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data for the year ended December 31, 2016 has been derived from the Predecessor’s audited consolidated financial statements, which are not included in this prospectus. The Predecessor and Successor financial data have been prepared on different accounting bases and therefore the sum of the data for the two reporting periods should not be used as an indicator of our full year performance. Our historical results are not necessarily indicative of the results that may be expected in the future, and our interim results are not necessarily indicative of the results to be expected for the full year or any other period.You should read the following financial information together with the information under “Capitalization,” “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.
The unaudited pro forma combined financial information for the year ended December 31, 2017 is derived from the “Unaudited Pro Forma Combined Financial Information” in this prospectus and is included for informational purposes only and does not purport to reflect the results of operations of Hydrofarm Holdings Group, Inc. that would have occurred had the Formation Transaction occurred on January 1, 2017. The unaudited pro forma combined financial information for the year ended December 31, 2017 (as more fully described in the “Unaudited Pro Forma Combined Financial Information”) contains a variety of adjustments, assumptions and estimates, is subject to numerous other uncertainties and the assumptions and adjustments as described in the notes accompanying the unaudited pro forma combined financial information included elsewhere in this prospectus and should not be relied upon as being indicative of our results of operations had the Formation Transaction occurred on the dates assumed.

	Successor		Predecessor	Pro Forma(1)	Predecessor
	Year ended December 31, 2018	Period from May 12, 2017 to December 31, 2017	Period from January 1, 2017 to May 11, 2017	Year ended December 31, 2017	Year ended December 31, 2016
	(In Thousands, except share, per share and percentage information)
Operations Data
Net sales	$212,464	$151,525	$108,221	$259,746	$273,482
Cost of goods sold(2)	183,690	141,119	86,925	228,044	221,595
Gross profit	28,774	10,406	21,296	31,702	51,887
Operating expenses:
General and administrative expenses(3)	18,668	11,487	4,818	16,201	12,008
Salaries and benefits	16,463	8,679	4,630	13,309	11,588
Marketing expense(3)	2,584	2,274	695	2,969	3,149
Employee stock ownership plan charges(4)	—	—	30,327	—	6,480
Impairment charges(5)	3,244	45,425	—	45,425	—
Depreciation and amortization	7,170	3,769	428	5,836	1,237
Interest expense	11,606	5,643	547	7,929	1,134
Other expense (income)	4,238	4,305	(371)	4,696	(402)
Net (loss) income before tax	(35,199)	(71,176)	(19,778)	(64,663)	16,693
Income tax (expense) benefit	(102)	266	(85)	182	(144)
Net (loss) income	$(35,301)	$(70,910)	$(19,863)	$(64,481)	$16,549
Basic and diluted net loss per common share	$(0.68)	$(1.65)		$(1.50)
Weighted average shares outstanding(6)	51,883,059	43,031,327		43,031,327
Cash flow data
Net cash provided by (used in) operating activities	$4,303	$(13,390)	$10,069		$8,664
Net cash used in investing activities	(3,178)	(207,877)	(1,586)		(6,070)
Net cash provided by (used in) financing activities	25,516	222,165	511		(2,049)
Balance sheet data
Cash and cash equivalents	$27,923	$2,206	$9,488		$689
Net working capital, excluding certain debt(7)	76,891	71,149	61,579		53,080
Total assets	175,532	189,510	119,457		100,253
Total liabilities	127,747	156,219	74,431		59,227
Total stockholders’ equity	47,785	33,291	45,026		41,026
Other financial data
Adjusted EBITDA(8)	$(8,143)	$(503)	$10,866	$10,363	$24,045
Adjusted EBITDA margin(9)	(3.8%)	(0.3%)	10.0%	4.0%	8.8%
Capital expenditures(10)	1,715	2,403	1,586	3,989	959

(1)
The summary pro forma financial data was derived from our unaudited pro forma combined financial information for the year ended December 31, 2017 after giving pro forma effect to the Formation Transaction described above as if such transaction had occurred on January 1, 2017, and to several other transactions as if such transactions (excluding the Canadian Acquisitions) had occurred on

January 1, 2017. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of these transactions on the historical financial information of the Successor for 2017.
The unaudited pro forma combined financial information should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Risk Factors,” the historical audited consolidated financial statements and related notes, and the pro forma combined financial information and related notes, all included elsewhere in this prospectus. In addition, see “Unaudited Pro Forma Combined Financial Information” elsewhere in the prospectus for additional information on the pro forma adjustments made.
(2)
Costs of goods sold is exclusive of depreciation and amortization, which is presented separately. Also, costs of goods sold includes amortization of the step-up in basis recorded for inventory acquired in business acquisitions of  $798 for 2018 and $11,531 for 2017.

(3)
Marketing expense presented in this table reflects $695 reclassified from the amount reported in our Predecessor’s audited financial statement of operations for marketing, general and administrative expense of  $5,513 to conform to the presentation used by the Successor.

(4)
Our Predecessor utilized an Employee Stock Ownership Plan as part of its benefit to employees. In anticipation of the Formation Transaction, the ESOP Trustee caused the ESOP to fully repay the outstanding balance on the exempt loan to the ESOP, which caused the remaining 77,968 unallocated units to be released from suspense resulting in the units being earned and committed-to-be released (similar to vesting). The Predecessor then terminated the ESOP. The expense in 2017 reflects the fair value of the 77,968 units which is the measurement and recognition required by U.S. GAAP.

(5)
Impairment charges in 2018 resulted from impairment to goodwill that was initially stepped up to fair value in the Canadian Acquisitions, and impairment charges in the period from commencement of operations (May 12, 2017) to December 31, 2017 resulted from impairment to goodwill and trademarks that were initially stepped up to fair value in the Formation Transaction. See Footnote 11, Impairment of Indefinite-Lived Intangible Assets, Long-Lived Tangible and Definite-Lived Intangible Assets, and Goodwill in our 2018 audited financial statements for further discussion.

(6)
The weighted average shares outstanding increased in 2018 compared to 2017 due to the issuance of our shares from the exchange of the non-controlling interest of 5,370,648 shares of common stock, 16,619,616 shares issued in our Private Placement and 6,097,617 shares issued in the Concurrent Offering, and 4,000,000 shares of common stock issued in the reverse merger with us.

(7)
Net working capital, excluding certain debt is the sum of current assets less current liabilities, excluding interest-bearing debt included in current liabilities.

(8)
To supplement our audited consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use earnings before interest, taxes, depreciation and amortization (“EBITDA”) and Adjusted EBITDA, which are non-U.S. GAAP financial measures. We define EBITDA as net income (loss) before depreciation and amortization, impairment, interest, and taxes. We define Adjusted EBITDA as EBITDA further adjusted for the impact of certain non-cash and other items such as inventory fair value adjustments, as share-based compensation, restructure and transactions costs, and EBITDA from a deconsolidated entity, which we do not consider in our evaluation of ongoing operating performance.

We believe that EBITDA and Adjusted EBITDA, when used in conjunction with net income (loss) in accordance with U.S. GAAP, provide useful information about operating results, enhances the overall understanding of past financial performance and future prospects, and allows for greater transparency with respect to the key metric we use in our financial and operational decision making. EBITDA and Adjusted EBITDA are also frequently used by analysts, investors and other interested parties to evaluate companies in our industry. The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP, and it should not be construed as an inference that our future results will be unaffected by any items adjusted for in EBITDA and Adjusted EBITDA. In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of those adjusted in this presentation.
EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them either in isolation or as a substitute for analyzing our results as reported under U.S. GAAP. Some of these limitations include the following:
•
They do not reflect every expenditure, future requirements for capital expenditures or contractual commitments;

•
They do not reflect changes in our working capital needs;

•
They do not reflect the significant interest expense, or the amounts necessary to service interest or principal payments on our indebtedness;

•
They do not reflect income tax expense (benefit), and because the payment of taxes is part of our operations, tax expense is a necessary element of our costs and ability to operate;

•
Although depreciation and amortization are eliminated in the calculation of EBITDA and Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any costs of such replacements;

•
They do not reflect the non-cash component of share-based compensation;

•
EBITDA and Adjusted EBITDA do not reflect the impact of earnings or charges resulting from matters we consider not to be reflective, on a recurring basis, of our ongoing operations; and

•
Other companies in our industry may calculate EBITDA and Adjusted EBITDA, or similarly titled measures differently than we do, limiting its usefulness as a comparative measure.

We compensate for these limitations by relying primarily on our U.S. GAAP results and using EBITDA and Adjusted EBITDA only as supplemental information.
The following table reconciles our net income (loss) to Adjusted EBITDA:
	Successor		Predecessor	Pro Forma	Predecessor
(In Thousands)	Year ended December 31, 2018	Period from May 12, 2017 to December 31, 2017	Period from January 1, 2017 to May 11, 2017	Year ended December 31, 2017	Year ended December 31, 2016
Net (loss) income	$(35,301)	$(70,910)	$(19,863)	$(64,481)	$16,549
Interest expense	11,606	5,643	547	7,929	1,134
Depreciation and amortization	7,170	3,769	428	5,836	1,237
Impairment charges	3,244	45,425	—	45,425	—
Provision (benefit) for income taxes	102	(266)	85	(182)	144
EBITDA	(13,179)	(16,339)	(18,803)	(5,473)	19,064
Employee stock ownership plan charges	—	—	30,327	—	6,480
Inventory fair value adjustment(a)	798	11,531	—	11,531	—
Restructure and transaction costs(b)	4,238	4,305	—	4,305	—
EBITDA from deconsolidated entity(c)	—	—	(658)	—	(1,499)
Adjusted EBITDA	$(8,143)	$(503)	$10,866	$10,363	$24,045

(a)
This adjustment reflects the one-time amortization charges related to the step-up in basis of inventory, in connection with the Formation Transaction.

(b)
Restructure and transaction costs in 2018 are primarily related to assistance with corporate level business strategy, capital structure, and research for sources of various financial alternatives. Included in 2018 were $555 of management fees paid to affiliates of our 5% shareholders. In 2017, $3,185 of transaction costs were incurred in relation to the Formation Transaction and $542 of management fees were paid to affiliates of our 5% shareholders. The remaining balances were primarily related to other advisory, investment banking and professional services.

(c)
This adjustment eliminates the EBITDA of McDowell Group LLC (“McDowell”), a variable interest entity in which the Predecessor was the primary beneficiary until the Formation Transaction (when the debt guarantee giving rise to the assessment that the Predecessor was the primary beneficiary was settled).

(9)
Adjusted EBITDA margin is defined as Adjusted EBITDA divided by net sales.

(10)
Capital expenditures relate to purchases of property, plant, and equipment and computer software.

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our financial statements and related notes, before deciding whether to invest in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, operating results and prospects could be materially harmed. In that event, the price of our common stock could decline, and you could lose part or all of your investment.
Risks Relating to Our Business
Our proprietary brand offerings expose us to various risks.
We expect to continue to grow our exclusive proprietary brand offerings. We have invested in development and procurement resources and marketing efforts relating to these proprietary brand offerings. Although we believe that our proprietary brand products offer value to our customers at each price point and provide us with higher gross margins than comparable third party branded products we sell, the expansion of our proprietary brand offerings also subjects us to certain specific risks in addition to those discussed elsewhere in this section, such as:
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potential mandatory or voluntary product recalls;

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our ability to successfully protect our proprietary rights (including defending against counterfeit, knock offs, grey-market, infringing or otherwise unauthorized goods); and

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our ability to successfully navigate and avoid claims related to the proprietary rights of third parties.

An increase in sales of our proprietary brands may also adversely affect our sales of our vendors’ products, which may, in turn, adversely affect our relationship with our vendors. Our failure to adequately address some or all of these risks could have a material adverse effect on our business, results of operations and financial condition.
Our competitors and potential competitors may develop products and technologies that are more effective or commercially attractive than our products.
Our products compete against national and regional products and private label products produced by various suppliers, many of which are established companies that provide products that perform functions similar to our products. Our competitors may develop or market products that are more effective or commercially attractive than our current or future products. Some of our competitors have substantially greater financial, operational, marketing and technical resources than we do. Moreover, some of these competitors may offer a broader array of products and sell their products at prices lower than ours, and may have greater name recognition. In addition, if demand for our specialty indoor gardening supplies and products continues to grow, we may face competition from new entrants into our field. Due to this competition, there is no assurance that we will not encounter difficulties in generating or increasing revenues and capturing market share. In addition, increased competition may lead to reduced prices and/or margins for products we sell. We may not have the financial resources, relationships with key suppliers, technical expertise or marketing, distribution or support capabilities to compete successfully in the future.
We may not successfully develop new products or improve existing products or maintain our effectiveness in reaching consumers through rapidly evolving communication vehicles.
Our future success depends, in part, upon our ability to improve our existing products and to develop, manufacture and market new products to meet evolving consumer needs. We cannot be certain that we will be successful in developing, manufacturing and marketing new products or product innovations which satisfy consumer needs or achieve market acceptance, or that we will develop, manufacture and market new products or product innovations in a timely manner. If we fail to successfully develop, manufacture and market new products or product innovations, or if we fail to reach existing and potential consumers, our ability to maintain or grow our market share may be adversely affected, which in turn could materially adversely affect our business, financial condition and results of operations. In addition, the development and introduction of new and products and product innovations require substantial research, development and marketing expenditures, which we may be unable to recoup if such new products or innovations do not achieve market acceptance.
Many of the products we distribute and market, such as our fertilizers and nutrients, contain ingredients that are subject to regulatory approval or registration with certain U.S. state regulators. The need to obtain such approval or registration could delay the launch of new products or product innovations that contain ingredients or otherwise prevent us from developing and manufacturing certain products and product innovations.
Negative economic conditions, specifically in the United States and Canada, could adversely affect our business.
Uncertain global economic conditions could adversely affect our business. Negative global economic trends, particularly in the United States and Canada, such as decreased consumer and business spending, high unemployment levels, reduced rates of home ownership and housing starts, high foreclosure rates and declining consumer and business confidence, pose challenges to our business and could result in declining revenues, profitability and cash flow. Although we continue to devote significant resources to support our brands, unfavorable economic conditions may negatively affect consumer demand for our products. Our most price-sensitive customers may trade down to lower priced products during challenging economic times or if current economic conditions worsen, while other customers may reduce discretionary spending during periods of economic uncertainty, which could reduce sales volumes of our products in favor of our competitors’ products or result in a shift in our product mix from higher margin to lower margin products.
Our international operations make us susceptible to the costs and risks associated with operating internationally.
We operate some of our distribution centers in Canada and Spain and source products globally. We also operate a registered office in China. Accordingly, we are subject to risks associated with operating in foreign countries, including:
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fluctuations in currency exchange rates;

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limitations on the remittance of dividends and other payments by foreign subsidiaries;

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additional costs of compliance with local regulations;

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in certain countries, historically higher rates of inflation than in the United States;

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changes in the economic conditions or consumer preferences or demand for our products in these markets;

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restrictive actions by multi-national governing bodies, foreign governments or subdivisions thereof;

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changes in foreign labor laws and regulations affecting our ability to hire and retain employees;

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changes in U.S. and foreign laws regarding trade and investment;

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less robust protection of our intellectual property under foreign laws; and

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difficulty in obtaining distribution and support for our products.

In addition, our operations outside the United States are subject to the risk of new and different legal and regulatory requirements in local jurisdictions, potential difficulties in staffing and managing local operations and potentially adverse tax consequences. The costs associated with operating our continuing international business could adversely affect our results of operations, financial condition and cash flows in the future.

We will incur increased costs as a result of being a public company.
As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. For example, we will incur increased legal and accounting costs as a result of being subject to the information and reporting requirements of the Exchange Act of 1934, as amended (the “Exchange Act”), and other federal securities laws. The costs of preparing and filing periodic and other reports, proxy statements and other information with the SEC and furnishing audited reports to stockholders, will cause significant increase in our expenses than if we remained privately-held. The cost of being a public company will divert resources that might otherwise have been used to develop our business, which could have a material adverse effect on our company.
As a privately held company, we have not been required to comply with certain corporate governance and financial reporting practices and policies required of a public reporting company. As a public reporting company, we will incur significant legal, accounting, insurance and other expenses that we have not incurred as a private company. If the registration statement of which this prospectus forms a part is declared effective, as a public company, we will be required to file with the SEC annual and quarterly information and other reports pursuant to the Exchange Act. We will also be required to ensure that we have the ability to prepare financial statements that are fully compliant with all SEC reporting requirements on a timely basis. In addition, we may become subject to other reporting and corporate governance requirements, including the requirements of any national securities exchange on which our common stock is listed, should we so qualify for listing, and certain provisions of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), and the regulations promulgated thereunder, which will impose significant compliance obligations upon us. As a public company, we will, among other things:
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prepare and distribute periodic public reports and other stockholder communications in compliance;

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comply with our obligations under the federal securities laws and applicable listing rules;

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create or expand the roles and duties of our board of directors and committees of the board of directors;

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institute more comprehensive financial reporting and disclosure compliance functions;

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enhance our investor relations function;

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establish new internal policies, including those relating to disclosure controls and procedures; and

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involve and retain to a greater degree outside counsel and accountants in the activities listed above.

These changes will require a significant commitment of additional resources and many of our competitors already comply with these obligations. We may not be successful in complying with these obligations and the significant commitment of resources required for complying with them could have a material adverse effect on our business, financial condition and results of operations. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our committees of our board of directors or as our executive officers.
In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our results of operations on a timely and accurate basis could be impaired and we could suffer adverse regulatory consequences or violate applicable listing standards. There could also be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements, which could have a material adverse effect on our business, financial condition and results of operations.
The changes necessitated by becoming a public company require a significant commitment of resources and management supervision that has increased and may continue to increase our costs and might place a strain on our systems and resources. As a result, our management’s attention might be diverted from other business concerns. If we fail to maintain an effective internal control environment or to comply with the numerous legal and regulatory requirements imposed on public companies, we could make material errors in, and be required to restate, our financial statements. Any such restatement could result in a loss of public confidence in the reliability of our financial statements and sanctions imposed on us by the SEC. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. If we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, as applicable, fines, sanctions and other regulatory action and potentially civil litigation.
There may be limitations on the effectiveness of our internal controls, and a failure of our control systems to prevent error or fraud may materially harm our company.
Proper systems of internal control over financial accounting and disclosure are critical to the operation of a public company. We may be unable to effectively establish such systems, especially in light of the fact that we expect to operate as a publicly reporting company. This would leave us without the ability to reliably assimilate and compile financial information about our company and significantly impair our ability to prevent error and detect fraud, all of which would have a negative impact on us from many perspectives.
Moreover, we do not expect that disclosure controls or internal control over financial reporting, even if established, will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Failure of our control systems to prevent error or fraud could materially adversely impact us.
In connection with our preparation of our consolidated financial statements, we identified material weaknesses in our internal control over financial reporting. Any failure to maintain effective internal control over financial reporting could harm us.
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP. Under standards established by the Public Company Accounting Oversight Board (the “PCAOB”), a deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or personnel, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. The PCAOB defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented, or detected and corrected, on a timely basis. The PCAOB defines a significant deficiency as a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of a registrant’s financial reporting.
During the preparation of our consolidated financial statements for the year ended December 31, 2018, we identified certain material weaknesses in our internal control over financial reporting. The material weaknesses related to failure to properly detect and analyze issues in the accounting system related to inventory valuation, inventory cutoff, inventory held by third parties, fixed assets and consolidations. Since December 31, 2018, we believe we have remediated the issues in our accounting system related to inventory cutoff, inventory held by third parties and fixed assets and believe that our remediation efforts were successful. We also are in the process of remediating the previously identified material weakness relating to inventory valuation and consolidations but have not completed our plans to remediate the material weakness related to such controls. We continue to work on addressing remaining remediation activities within our Microsoft Dynamics AX environment and other information technology systems that support our financial reporting process enhanced with expert value-added resellers (“VARs”) and Microsoft support staff. The material weakness will not be considered remediated until our remediation plan has been fully implemented and we have concluded that our controls are operating effectively.

In accordance with the provisions of the JOBS Act, we and our independent registered public accounting firm were not required to, and did not, perform an evaluation of our internal control over financial reporting as of December 31, 2018 pursuant to Section 404 of the Sarbanes-Oxley Act. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Further, material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act in our Annual Report on Form 10-K for the fiscal year ending December 31, 2019.
Additional material weaknesses or significant deficiencies may be identified in the future. If we identify such issues or if we are unable to produce accurate and timely financial statements, our stock price may decline, and we may be unable to maintain compliance with the NASDAQ listing standards.
Acquisitions, other strategic alliances and investments could result in operating difficulties, dilution, and other harmful consequences that may adversely impact our business and results of operations.
Acquisitions are an important element of our overall corporate strategy, and these transactions could entail material investments by us and be material to our financial condition and results of operations. We expect to evaluate and enter into discussions regarding a wide array of potential strategic transactions. The process of integrating an acquired company, business, or product has created, and will continue to create, unforeseen operating difficulties and expenditures. The areas where we face risks may include, but are not limited to:
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diversion of management’s time and focus from operating our business to acquisition integration challenges;

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failure to successfully further develop the acquired business or products;

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implementation or remediation of controls, procedures and policies at the acquired company;

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integration of the acquired company’s accounting, human resources and other administrative systems, and coordination of product, engineering and sales and marketing functions;

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transition of operations, users and customers onto our existing platforms;

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reliance on the expertise of our strategic partners with respect to market development, sales, local regulatory compliance and other operational matters;

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failure to obtain required approvals on a timely basis, if at all, from governmental authorities, or conditions placed upon approval, under competition and antitrust laws which could, among other things, delay or prevent us from completing a transaction, or otherwise restrict our ability to realize the expected financial or strategic goals of an acquisition;

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in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries;

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cultural challenges associated with integrating employees from the acquired company into our organization, and retention of employees from the businesses we acquire;

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liability for or reputational harm from activities of the acquired company before the acquisition or from our strategic partners, including patent and trademark infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities; and

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litigation or other claims in connection with the acquired company, including claims from terminated employees, customers, former shareholders or other third parties.

Our due diligence may fail to identify all liabilities associated with acquisitions and we may not assess the relative benefits and detriments of making an acquisition and may pay acquisition consideration exceeding the value of the acquired business. Our failure to address these risks or other problems encountered in connection with our past or future acquisitions and investments or strategic alliances could cause us to fail to realize the anticipated benefits of such acquisitions, investments or alliances, incur unanticipated liabilities, and harm our business generally.

Our acquisitions could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities or amortization expenses, or impairment of goodwill and purchased long-lived assets, and restructuring charges, any of which could harm our financial condition or results of operations and cash flows.
Although, acquisitions are an important element of our overall corporate strategy, there can be no assurance that we will be able to identify appropriate acquisition targets, successfully acquire identified targets or successfully integrate the business of acquired companies to realize the full, anticipated benefits of such acquisitions.
Damage to our reputation could have an adverse effect on our business.
Maintaining our strong reputation is a key component in our success. Product recalls, our inability to ship, sell or transport our products, governmental investigations and other matters may harm our reputation and acceptance of our products, which may materially and adversely affect our business operations, decrease sales and increase costs.
In addition, perceptions that the products we distribute and market are not safe could adversely affect us and contribute to the risk we will be subjected to legal action. We distribute and market a variety of products, such as nutrients, and growing media. On occasion, allegations or news reports may be made that some of these products have failed to perform up to expectations or have caused damage or injury to individuals or property. Public perception that the products we distribute or market are not safe could impair our reputation, involve us in litigation, damage our brand names and have a material adverse effect on our business.
Our marketing activities may not be successful.
We invest substantial resources in advertising, consumer promotions and other marketing activities to maintain, extend and expand our brand image. There can be no assurance that our marketing strategies will be effective or that the amount we invest in advertising activities will result in a corresponding increase in sales of our products. If our marketing initiatives are not successful, we will have incurred significant expenses without the benefit of higher revenues.
Our operations may be impaired if our information technology systems fail to perform adequately or if we are the subject of a data breach or cyber-attack.
We rely on information technology systems in order to conduct business, including communicating with employees and our distribution centers, ordering and managing materials from suppliers, selling and shipping products to retail customers and analyzing and reporting results of operations. While we have taken steps to ensure the security of our information technology systems, our systems may nevertheless be vulnerable to computer viruses, security breaches and other disruptions from unauthorized users. If our information technology systems are damaged or cease to function properly for an extended period of time, whether as a result of a significant cyber incident or otherwise, our ability to communicate internally as well as with our retail customers could be significantly impaired, which may adversely impact our business. Additionally, an operational failure or breach of security from increasingly sophisticated cyber threats could lead to the loss or disclosure of both our and our retail customers’ financial, product, and other confidential information, as well as personally identifiable information about our employees or customers, result in regulatory or other legal proceedings, and have a material adverse effect on our business and reputation.
We occupy many of our facilities under long-term non-cancellable leases, and we may be unable to renew our leases at the end of their terms.
Many of our facilities and distribution centers are located on leased premises subject to non-cancellable leases. Typically, our leases have initial terms ranging from three to ten years, with options to renew for specified periods of time. We believe that our future leases will likely also be long-term and non-cancellable and have similar renewal options. If we close or stop fully utilizing a facility, we will most likely remain obligated to perform under the applicable lease, which would include, among other things, making the base rent payments, and paying insurance, taxes and other expenses on the leased property for the remainder of the lease term. Our future minimum aggregate rental commitments for leases for our facilities and distribution centers, as of December 31, 2018, is approximately $27.4 million of which $26.4 million is not reflected as liabilities on our balance sheet. Our inability to terminate a lease when we stop fully utilizing a facility or exit a market can have a significant adverse impact on our financial condition, operating results and cash flows.
In addition, at the end of the lease term and any renewal period for a facility, we may be unable to renew the lease without substantial additional cost, if at all. If we are unable to renew our facility leases, we may close or relocate a facility, which could subject us to construction and other costs and risks, which in turn could have a material adverse effect on our business and operating results. Further, we may not be able to secure a replacement facility in a location that is as commercially viable, including access to rail service, as the lease we are unable to renew. Having to close a facility, even briefly to relocate, could reduce the sales that such facility would have contributed to our revenues.
The estimates and judgments we make, or the assumptions on which we rely, in preparing our consolidated financial statements could prove inaccurate.
Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of our assets, liabilities, revenues and expenses, the amounts of charges accrued by us and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. We cannot assure, however, that our estimates, or the assumptions underlying them, will not change over time or otherwise prove inaccurate. Any potential litigation related to the estimates and judgments we make, or the assumptions on which we rely, in preparing our consolidated financial statements could have a material adverse effect on our financial results, harm our business, and cause our share price to decline.
If we are unable to hire and retain key personnel, we may not be able to implement our business plan and our business may fail.
Our future success depends to a large extent on our ability to attract, hire, train and retain qualified managerial, operational and other personnel. We face significant competition for qualified and experienced employees in our industry and from other industries and, as a result, we may be unable to attract and retain the personnel needed to successfully conduct and grow our operations. Additionally, key personnel, including members of management, may leave and compete against us.
At present, we believe we have the necessary key personal to carry out our business plans but there can be no assurance that our beliefs will not prove unfounded. If we are unable to hire and retain key personnel, our business will be materially adversely affected.
Our independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about our ability to continue as a going concern.
The reports of our independent auditors on Hydrofarm, LLC’s financial statements for the period from January 1, 2017 to May 11, 2017, and on our financial statements for the period from commencement of operations (May 12, 2017) to December 31, 2017 and for the year ended December 31, 2018 included an explanatory paragraph indicating that our breach of financial covenants with our lenders and our need to identify and obtain additional capital sources raises substantial doubt about our ability to continue as a going concern. The inclusion of a going concern explanatory paragraph in future reports of our independent auditors may make it more difficult for us to secure additional financing or enter into strategic relationships on terms acceptable to us, if at all, and may materially and adversely affect the terms of any financing that we might obtain.
Potential tariffs or a global trade war could increase the cost of our products, which could adversely impact the competitiveness of our products and our financial results.
The United States recently imposed tariffs on certain imports from China, including on lighting and environmental control equipment manufactured in China. If the U.S. administration imposes additional tariffs, or if additional tariffs or trade restrictions are implemented by the United States or other countries in connection with a global trade war, our electronic ballasts produced in China could also be impacted. While it is too early to predict how the recently enacted tariffs and any future tariffs on items imported from China or elsewhere will impact our business, the cost of our products manufactured in China and imported into the United States or other countries could increase, which in turn could adversely affect the demand for these products and have a material adverse effect on our business and results of operations.
Our failure to fulfill all of our registration requirements may cause us to suffer liquidated damages, which may be very costly.
Pursuant to the terms of the Registration Rights Agreement that we entered into in connection with the Private Placement, we are required to use our commercially reasonable efforts to obtain effectiveness and maintain effectiveness of a registration statement with respect to the shares of our common stock underlying the securities issued in the Private Placement. The failure to do so could result in the payment of liquidated damages by us. The amount of liquidated damages potentially payable is equal to one-half of one percent (0.5%) of the purchase price per Unit paid by such purchaser for the registrable securities then held by such purchaser for each full period of thirty (30) days of our failure to obtain or maintain effectiveness of this registration statement, as applicable until such failure is cured. The payment amount shall be pro-rated for partial thirty (30) day periods. The maximum aggregate amount of payments to be made by us as the result of such failures, whether by reason of a failure to obtain effectiveness, a failure to maintain effectiveness or any combination thereof, shall be an amount equal to six percent (6%) of each purchaser’s aggregate investment amount of registrable securities then held by such purchaser. Notwithstanding the foregoing, no payments shall be owed with respect to any period during which all of the registrable securities registered securities shall have been sold or all of the registrable securities may be sold by such purchaser without restriction under Rule 144 of the Securities Act. There can be no assurance as to when this registration statement will be declared effective, if at all, or that we will be able to maintain the effectiveness of any registration statement, and therefore there can be no assurance that we will not incur liquidated damages with respect to the Registration Rights Agreement.
Risks Relating to Our Indebtedness
There are significant risks associated with the outstanding and future indebtedness of certain of our subsidiaries. Such subsidiaries ability to pay interest and repay the principal on their indebtedness is dependent upon our ability to manage our business operations, generate sufficient cash flows to service such debt and the other factors discussed in this section. There can be no assurance that we will be able to manage any of these risks successfully.
Certain of our subsidiaries are parties to material loan and lease agreements with different financial institutions. Such subsidiaries have used and/or will continue to use, the proceeds from these debt arrangements to fund working capital requirements and for the lease of certain equipment required to conduct our business. As of December 31, 2018, certain of our subsidiaries had an aggregate of  $102.2 million of outstanding indebtedness that will mature between calendar year 2019 and calendar year 2022, and we or our subsidiaries may incur additional indebtedness in the future.
Our subsidiaries’ current debt arrangements consist of the following. See “Description of Our Indebtedness” for additional information regarding the debt arrangements of certain of our subsidiaries.
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Loan and Security Agreement among Hydrofarm Holdings, LLC, Hydrofarm, LLC, EHH Holdings, LLC (“EHH”), SunBlaster LLC (“SunBlaster”), Sunblaster Holdings ULC (“SunBlaster ULC”), Eddi’s Wholesale Garden Supplies, Ltd. (“EWGS” and, together with Sunblaster ULC, the “Canadian Borrowers”) and Hydrofarm Canada, LLC (“Hydrofarm Canada”) (collectively, the “Subsidiary Obligors”), and Encina Business Credit, LLC (“Encina”), as agent, and the other lenders party thereto, and (as amended and restated to date, the “Encina Credit Facility”). The Encina Credit Facility provides for revolving borrowings of up to $45 million asset-based revolving credit facility, subject to applicable borrowing base availability, and a limit of up to $15 million of borrowings for the Canadian Borrowers, which matures on the earlier of  (i) July 10, 2022, or (ii) 90 days prior to the scheduled maturity date of the Term Loan Agreement (as defined below), and is secured by a first-priority lien on all cash, accounts receivable and inventory of the Subsidiary Obligors and a second-lien priority lien on all other personal property of the Subsidiary Obligors. The Encina Credit Facility also provides for a swingline facility of up to $2.0 million. A portion of the proceeds borrowed under the Encina Credit Facility were used to pay in full the BofA Agreement (as defined below).
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Term Loan Credit Agreement among Subsidiary Obligors and Brightwood Loan Services, LLC (“Brightwood”) and the other lenders party thereto (the “Term Loan Lenders”) (as amended to date, the “Term Loan Agreement”). The Term Loan Agreement provides for a term loan in an aggregate principal amount of  $75 million, which matures on May 12, 2022, and is secured by a second-priority lien on all cash, accounts receivable and inventory of the Subsidiary Obligors and a first-priority lien on all other assets and personal property of the Subsidiary Obligors, subject to certain exceptions. As of December 31, 2018 and 2017, we had borrowings outstanding under the Term Loan Agreement of approximately $80.4 million and $74.1 million, respectively.

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Equipment lease agreement (the “First National Equipment Lease”) among Hydrofarm, LLC (with Hydrofarm Holdings, LLC acting as guarantor) and First National Capital, LLC (“First National”). Under the First National Equipment Lease, Hydrofarm, LLC leased equipment for day-to-day operations under a 48-month term. An aggregate of  $151,719 of the $797,744 initially borrowed under the First National Equipment Lease has been paid as of December 31, 2018.

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Poliza Para Operaciones Bancarias, as amended, between Eltac XXI, S.L. (“Eltac”) and Banco de Sabadell, S.A. (the “Sabadell Agreement”). Under the Sabadell Agreement, Eltac received a €700,000 revolving credit facility, which matures on June 23, 2019 and is underwritten by an $800,000 USD standby letter of credit issued under the BofA Agreement by the Subsidiary Obligors for benefit of Banco de Sabadell for the purpose of financing €600,000 working capital and €100,000 for a bonded warehouse guarantee. The credit facility automatically renews annually provided the underlying guarantee is current. As of December 31, 2018, the loan balance under the Sabadell Agreement was €327,217.

In addition, we and any current and future subsidiaries of ours may incur substantial additional debt in the future, subject to the specified limitations in the existing agreements governing our subsidiaries’ indebtedness. If new debt is added to our or any of our subsidiaries’ debt levels, the risks described in “Risks Relating to Our Indebtedness” could intensify. See “Description of Our Indebtedness.”
Our subsidiaries’ current and future indebtedness could have significant negative consequences for our business, results of operations and financial condition, including:
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increasing our or our subsidiaries’ vulnerability to adverse economic and industry conditions;

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limiting our subsidiaries’ ability to obtain additional financing;

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requiring the dedication of a substantial portion of our subsidiaries’ cash flow from operations to service their respective indebtedness, thereby reducing the amount of cash flow available for other purposes;

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limiting our flexibility in planning for, or reacting to, changes in our business; and

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placing us at a possible competitive disadvantage with less leveraged competitors and competitors that may have better access to capital resources.

We cannot assure you that we will continue to maintain sufficient cash reserves or that our business will generate cash flow from operations at levels sufficient to permit us or our subsidiaries to pay principal, premium, if any, and interest on the indebtedness of our subsidiaries, or that our or our subsidiaries’ cash needs will not increase. If we or our subsidiaries are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, or if our subsidiaries fail to comply with the various requirements of their respective existing indebtedness or any other indebtedness which we or our subsidiaries may incur in the future, we or our subsidiaries would be in default, which could permit the holders of our or our subsidiaries’ indebtedness to accelerate the maturity of such indebtedness, requiring us or our subsidiaries to pay all obligations then outstanding, and/or to exercise other remedies provided to them under their respective agreements, and any applicable law. Any default under such indebtedness would have a material adverse effect on our business, results of operations and financial condition.
Each of the Term Loan Agreement and the Encina Credit Facility have restrictions on our ability to sell our products directly to the cannabis industry.
The Term Loan Agreement prohibits the Subsidiary Obligors from selling our products directly to cannabis growers or cultivators, or to sellers or retailers that sell only to the cannabis industry. The Encina Credit Facility prohibits the Subsidiary Obligors from selling our products to the cannabis industry. We maintain policies and procedures that are designed to promote and achieve compliance with these requirements.
This compliance requirement may require that we be more selective than our competitors when selecting to whom we sell our products, and in certain situations, may afford our competitors a competitive advantage compared to us if we are not able to sell our products to a certain customer, and may negatively impact our marketing efforts, sales and reputation in the market. Moreover, any breach of these compliance requirements, could result in the occurrence of an event of default under the Encina Credit Facility and the Term Loan Agreement, which would entitle Encina and the Term Loan Lenders to accelerate the payment of all obligations then outstanding, without any action by them or notice of any kind. The foregoing events would have a material adverse effect on our business, results of operations and financial condition.
Substantially all of the Subsidiary Obligors’ assets are pledged to secure obligations under the Subsidiary Obligors outstanding indebtedness.
The Subsidiary Obligors have granted a continuing security interest in substantially all of their assets to certain of our lenders under the agreements governing the Subsidiary Obligors’ indebtedness, as security for the Subsidiary Obligors’ obligations under such applicable loan agreements. If the Subsidiary Obligors default on any of their obligations under these agreements, Encina and the Term Loan Lenders will be entitled to exercise remedies available to them resulting from such default, including increasing the applicable interest rate on all amounts outstanding, declaring all amounts due thereunder immediately due and payable, assuming possession of the secured assets, and exercising rights and remedies of a secured party under the Uniform Commercial Code, as applicable then in the United States, or the Personal Property Security Act, as applicable then in Canada. Our ability to conduct our business may be materially harmed as a result of the exercise of any remedies, in the event that such remedies are exercisable, by any or all of Encina, the Term Loan Lenders, or First National.
The Subsidiary Obligors existing debt agreements contain, and our or our subsidiaries’ future debt agreements may contain, restrictions that may limit our flexibility in operating our business.
The Subsidiary Obligors’ existing debt agreements contain, and any documents governing our or our subsidiaries’ future indebtedness may contain, numerous financial and operating covenants that limit the discretion of management with respect to certain business matters. Such restrictive covenants include restrictions on, among others, our or our subsidiaries’ ability to: (1) incur additional indebtedness; (2) create or suffer to exist any liens upon any of our or our subsidiaries’ property; (3) pay dividends and other distributions or enter into agreements restricting our subsidiaries’ ability to pay dividends; (3) make any restricted investment; (4) make certain loans; make certain dispositions of assets; (5) merge, amalgamate, combine or consolidate; (6) engage in certain transactions with stockholders or affiliates; (7) amend or otherwise alter the terms of our or our subsidiaries’ indebtedness; or (8) alter the business that we conduct. The Subsidiary Obligors’ existing debt agreements also require, and any documents governing our or our subsidiaries’ future indebtedness may require, us to meet certain financial ratios and tests. Noncompliance with the applicable financial ratios and tests are specified defaults under each of the Encina Credit Facility and the Term Loan Agreement. The Subsidiary Obligors have previously failed to comply with such financial ratios and tests, which required us to engage Brightwood to request forbearance and negotiate amendments to the Term Loan Agreement.
The Subsidiary Obligors’ ability to comply with these and other provisions of their existing debt agreements is dependent on our future performance, which will be subject to many factors, some of which are beyond our control. The breach of any of these covenants or noncompliance with any of these financial ratios and tests could result in an event of default under the existing debt agreements, which, if not cured or waived, could result in acceleration of the related debt and the acceleration of debt under other instruments evidencing indebtedness that may also contain cross-acceleration or cross-default provisions. Variable rate indebtedness subjects the Subsidiary Obligors to the risk of higher interest rates, which could cause our future debt service obligations to increase significantly.
The substantial leverage of our subsidiaries could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our subsidiaries’ variable rate debt and prevent our subsidiaries from meeting their obligations under their indebtedness.
Certain of our subsidiaries are highly leveraged. As of December 31, 2018, indebtedness of our subsidiaries was $102.2 million. Our subsidiaries’ high degree of leverage has serious consequences, including the following: (i) a substantial portion of our subsidiaries’ cash flow from operations is dedicated to the payment of principal and interest on indebtedness, thereby reducing the funds available for operations, future business opportunities and capital expenditures; (ii) our and our subsidiaries’ ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate purposes in the future may be limited; (iii) certain of the borrowings are at variable rates of interest, which will increase our subsidiaries’ vulnerability to increases in interest rates; (iv) we are at a competitive disadvantage to lesser leveraged competitors; (v) we may be unable to adjust rapidly to changing market conditions; (vi) the debt service requirements of our subsidiaries’ other indebtedness could make it more difficult for us or our subsidiaries to satisfy our other financial obligations; and (vii) we may be vulnerable in a downturn in general economic conditions or in our business and we may be unable to carry out activities that are important to our growth.
If our and our subsidiaries’ cash flows and capital resources are insufficient to fund our subsidiaries’ debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to sell assets, seek additional capital or restructure or refinance our subsidiaries’ indebtedness. Our ability to restructure or refinance our subsidiaries’ debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our subsidiaries’ debt could be at higher interest rates and may require us or our subsidiaries to comply with more onerous covenants, which could further restrict our business operations. The terms of existing or future debt instruments may restrict us from adopting some of these alternatives. In addition, any failure to make payments of interest and principal on our subsidiaries’ outstanding indebtedness on a timely basis would likely result in a reduction of our subsidiaries’ credit rating, which could harm our or our subsidiaries’ ability to incur additional indebtedness. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our subsidiaries’ debt service and other obligations required under the respective agreements. The Encina Credit Facility and the Term Loan Agreement each restrict our subsidiaries’ ability to dispose of assets and use the proceeds from certain such dispositions. We may not be able to consummate those dispositions or to obtain the proceeds that we could realize from them and these proceeds may not be adequate to meet any payments or fees then due. These alternative measures may not be successful and may not permit our subsidiaries to meet their obligations.
If we are unable to generate sufficient cash flow to service our subsidiaries’ debt or to fund our other liquidity needs, we may need to restructure or refinance all or a portion of our subsidiaries’ debt, which could cause our subsidiaries to default on their obligations and impair our liquidity. We cannot assure you that we will be able to refinance our subsidiaries’ indebtedness. Any refinancing of our subsidiaries’ indebtedness could be at higher interest rates and may require us or our subsidiaries to comply with more onerous covenants that could further restrict our business operations. We from time to time may increase the amount of our subsidiaries indebtedness, modify the terms of our subsidiaries’ financing arrangements, make capital expenditures and take other actions that may substantially increase our subsidiaries’ leverage.
Risks Relating to Third Parties
Our reliance on a limited base of suppliers for certain products, such as light ballasts, may result in disruptions to our business and adversely affect our financial results.
Although we continue to implement risk-mitigation strategies for single-source suppliers, we rely on a limited number of suppliers for certain of our light ballasts, used in manufacturing our lighting systems. If we are unable to maintain supplier arrangements and relationships, if we are unable to contract with suppliers at the quantity and quality levels needed for our business, or if any of our key suppliers becomes insolvent or experience other financial distress, we could experience disruptions in production, which could have a material adverse effect on our financial condition, results of operations and cash flows.
A significant interruption in the operation of our or our suppliers’ facilities could impact our capacity to produce products and service our customers, which could adversely affect revenues and earnings.
Operations at our and our suppliers’ facilities are subject to disruption for a variety of reasons, including fire, flooding or other natural disasters, disease outbreaks or pandemics, acts of war, terrorism, government shut-downs and work stoppages. A significant interruption in the operation of our or our suppliers’ facilities, especially for those products manufactured at a limited number of facilities, such as fertilizer and liquid products, could significantly impact our capacity to sell products and service our customers in a timely manner, which could have a material adverse effect on our customer relationships, revenues, earnings and financial position.
If our suppliers are unable to source raw materials in sufficient quantities, on a timely basis, and at acceptable costs, our ability to sell our products may be harmed.
The manufacture of some of our products is complex and requires precise high quality manufacturing that is difficult to achieve. We have in the past, and may in the future, experience difficulties in manufacturing our products on a timely basis and in sufficient quantities. These difficulties have primarily related to difficulties associated with ramping up production of newly introduced products and may result in increased delivery lead-times and increased costs of manufacturing these products. Our failure to achieve and maintain the required high manufacturing standards could result in further delays or failures in product testing or delivery, cost overruns, product recalls or withdrawals, increased warranty costs or other problems that could harm our business and prospects.
In determining the required quantities of our products and the manufacturing schedule, we must make significant judgments and estimates based on historical experience, inventory levels, current market trends and other related factors. Because of the inherent nature of estimates, there could be significant differences between our estimates and the actual amounts of products we require, which could harm our business and results of operations.
Disruptions in availability or increases in the prices of raw materials sourced by suppliers could adversely affect our results of operations.
We source many of our product components from outside of the United States. The general availability and price of those components can be affected by numerous forces beyond our control, including political instability, trade restrictions and other government regulations, duties and tariffs, price controls, changes in currency exchange rates and weather.
A significant disruption in the availability of any of our key product components could negatively impact our business. In addition, increases in the prices of key commodities and other raw materials could adversely affect our ability to manage our cost structure. Market conditions may limit our ability to raise selling prices to offset increases in our raw material costs. Our proprietary technologies can limit our ability to locate or utilize alternative inputs for certain products. For certain inputs, new sources of supply may have to be qualified under regulatory standards, which can require additional investment and delay bringing a product to market.
If our suppliers that currently, or in the future, sell directly to the retail market in which we conduct our current or future business, enhance these efforts and cease or decrease their sales through us, our ability to sell certain products could be harmed.
Our distribution and sales and marketing capabilities provide significant value to our suppliers. Distributed brand suppliers sell through us in order to access thousands of retail and commercial customers across the United States and Canada with short order lead times, no minimum order quantity on individual items, free or minimal freight expense and trade credit terms. Based on our knowledge and communication with our suppliers, we believe some of our suppliers sell directly to the retail market. If these suppliers were to cease working with us, or proceed to enhance their direct-to-customer efforts, our product offerings, reputation, operation and business could be materially adversely effected.
Risks Relating to the Cannabis Industry
We sell our products through third party retailers and resellers. It is evident to us that the legalization of cannabis in many U.S. states and Canada has ultimately had a significant, positive impact on our industry. Accordingly, the risks referred to below, to the extent they relate to our customers could impact us indirectly. In addition, if our business is deemed to transact with companies involved in the cannabis business, these risks could apply directly to us.
Our growth is highly dependent on the U.S. cannabis market and on such market in California particularly. New California regulations caused licensing shortages and future regulations may create other limitations that decrease the demand for our products. Regulations adopted in California and other states in the future may adversely impact our business.
The base of cannabis growers in the U.S. has grown over the past 20 years since the legalization of cannabis for medical uses in states such as California, Colorado and Washington, with a large number of those growers depending on products similar to those we distribute. The U.S. cannabis market is still in its infancy and early adopter states such as California, Colorado and Washington represent a large portion of historical industry revenues. The U.S. cannabis cultivation market is expected to be one of the fastest growing industries in the U.S. over the next five years. If the U.S. cannabis cultivation market does not grow as expected, our business, financial condition and results of operations could be adversely impacted. The California cannabis cultivation market is expected to be one of the fastest growing industries in California over the next five years. If the California cannabis cultivation market does not grow as expected, our business, financial condition and results of operations could be adversely impacted.
Cannabis remains illegal under U.S. federal law, with cannabis listed as a Schedule I substance under the United States Controlled Substances Act of 1970 (the “CSA”). Notwithstanding laws in various states permitting certain cannabis activities, all cannabis activities, including possession, distribution, processing and manufacturing of cannabis and investment in, and financial services or transactions involving proceeds of, or promoting such activities remain illegal under various U.S. federal criminal and civil laws and regulations, including the CSA, as well as laws and regulations of several states that have not legalized some or any cannabis activities to date. Compliance with applicable state laws regarding cannabis activities does not protect us from federal prosecution or other enforcement action, such as seizure or forfeiture remedies, nor does it provide any defense to such prosecution or action. Cannabis activities conducted in or related to conduct in multiple states may potentially face a higher level of scrutiny from federal authorities. Penalties for violating federal drug, conspiracy, aiding, abetting, bank fraud and/or money laundering laws may include prison, fines, and seizure/forfeiture of property used in connection with cannabis activities, including proceeds derived from such activities.
We sell our products through third party retailers and resellers, however, it is evident to us that the legalization of cannabis in many U.S. states and Canada has ultimately had a significant, positive impact on our industry. We are not currently subject directly to any state laws or regulations controlling participants in the legal cannabis industry. However, regulation of the cannabis industry does impact those that we believe represent many end-users for our products and, accordingly, there can be no assurance that changes in regulation of the industry and more rigorous enforcement by federal authorities will not have a material adverse effect on us.
Legislation and regulations pertaining to the use and cultivation of cannabis are enacted on both the state and federal government level within the United States. As a result, the laws governing the cultivation and use of cannabis may be subject to change. Any new laws and regulations limiting the use or cultivation of cannabis and any enforcement actions by state and federal governments could indirectly reduce demand for our products, and may impact our current and planned future operations.
Individual state laws regarding the cultivation and possession of cannabis for adult and medical uses conflict with federal laws prohibiting the cultivation, possession and use of cannabis for any purpose. A number of states have passed legislation legalizing or decriminalizing cannabis for adult-use, other states have enacted legislation specifically permitting the cultivation and use of cannabis for medicinal purposes, and several states have enacted legislation permitting cannabis cultivation and use for both adult and medicinal purposes. Variations exist among those states’ cannabis laws. Evolving federal and state laws and regulations pertaining to the use or cultivation of cannabis, as well active enforcement by federal or state authorities of the laws and regulations governing the use and cultivation of cannabis may indirectly and adversely affect our business, our revenues and our profits.
The Term Loan Agreement prohibits the Subsidiary Obligors from selling our products directly to cannabis growers or cultivators, or to sellers or retailers that sell only to the cannabis industry. The Encina Credit Facility prohibits the Subsidiary Obligors from selling our products to the cannabis industry. See “— Risks Relating to Our Indebtedness.”
Certain of our products may be purchased for use in new and emerging industries and/or be subject to varying, inconsistent, and rapidly changing laws, regulations, administrative practices, enforcement approaches, judicial interpretations, future scientific research and public perception.
We sell products, including hydroponic gardening products, through third party retailers and resellers. End users may purchase these products for use in new and emerging industries, including the growing of cannabis, that may not grow or achieve market acceptance in a manner that we can predict. The demand for these products is dependent on the growth of these industries, which is uncertain, as well as the laws governing the growth, possession, and use of cannabis by adults for both adult and medical use.
Laws and regulations affecting the U.S. cannabis industry are continually changing, which could detrimentally affect our growth, revenues, results of operations and success generally. Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require the end users of certain of our products or us to incur substantial costs associated with compliance or to alter our respective business plans. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our results of operation and financial condition.
Scientific research related to the benefits of cannabis remains in its early stages, is subject to a number of important assumptions, and may prove to be inaccurate. Future research studies and clinical trials may reach negative conclusions regarding the viability, safety, efficacy, dosing, social acceptance or other facts and perceptions related to medical cannabis, which could materially impact the demand for our products for use in the cannabis industry.
The public’s perception of cannabis may significantly impact the cannabis industry’s success. Both the medical and adult-use of cannabis are controversial topics, and there is no guarantee that future scientific research, publicity, regulations, medical opinion, and public opinion relating to cannabis will be favorable. The cannabis industry is an early-stage business that is constantly evolving with no guarantee of viability. The market for medical and adult-use of cannabis is uncertain, and any adverse or negative publicity, scientific research, limiting regulations, medical opinion and public opinion (whether or not accurate or with merit) relating to the consumption of cannabis, whether in the United States or internationally, may have a material adverse effect on our operational results, consumer base, and financial results. Among other things, such a shift in public opinion could cause state jurisdictions to abandon initiatives or proposals to legalize medical or adult cannabis or adopt new laws or regulations restricting or prohibiting the medical or adult-use of cannabis where it is now legal, thereby limiting the potential customers and end-users of our products who are engaged in the cannabis industry (collectively “Cannabis Industry Participants”).
Demand for our products may be negatively impacted depending on how laws, regulations, administrative practices, enforcement approaches, judicial interpretations, and consumer perceptions develop. We cannot predict the nature of such developments or the effect, if any, that such developments could have on our business.
We are subject to a number of risks, directly and indirectly through Cannabis Industry Participants, because cannabis is illegal under federal law.
Cannabis is illegal under federal law. Federal law and enforcement may adversely affect the implementation of medical cannabis and/or adult-use cannabis laws, and may negatively impact our revenues and profits.

Under the CSA, the U.S. Government lists cannabis as a Schedule I controlled substance (i.e., deemed to have no medical value), and accordingly the manufacturing (cultivation), sale, or possession of cannabis is federally illegal. It is also federally illegal to advertise the sale of cannabis or to sell paraphernalia designed or intended primarily for use with cannabis, unless the paraphernalia is authorized by federal, state, or local law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers’ Coop. and Gonzales v. Raich, 532 U.S. 483 (2001), that the federal government has the right to regulate and criminalize cannabis, even for medical purposes. The illegality of cannabis under federal law preempts state laws that legalize its use. Therefore, strict enforcement of federal law regarding cannabis would likely adversely affect our revenues and results of operations.
Other laws that directly impact the cannabis growers that are end users of certain of our products include:
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Businesses trafficking in cannabis may not take tax deductions for costs beyond costs of goods sold under Code Section 280E. There is no way to predict how the federal government may treat cannabis business from a taxation standpoint in the future and no assurance can be given to what extent Code Section 280E, or other tax-related laws and regulations, may be applied to cannabis businesses in the future.

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Because the manufacturing (cultivation), sale, possession and use of cannabis is illegal under federal law, cannabis businesses may have restricted intellectual property rights particularly with respect to obtaining trademarks and enforcing patents. In addition, cannabis businesses may face court action by third parties under the Racketeer Influenced and Corrupt Organizations Act (“RICO”). Intellectual property rights could be impaired as a result of cannabis business, and cannabis businesses could be named as a defendant in an action asserting a RICO violation.

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Federal bankruptcy courts cannot provide relief for parties who engage in cannabis or cannabis businesses. Recent bankruptcy rulings have denied bankruptcies for cannabis dispensaries upon the justification that businesses cannot violate federal law and then claim the benefits of federal bankruptcy for the same activity and upon the justification that courts cannot ask a bankruptcy trustee to take possession of, and distribute cannabis assets as such action would violate the CSA. Therefore, cannabis businesses may not be able to seek the protection of the bankruptcy courts and this could materially affect their financial performance and/or their ability to obtain or maintain credit.

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Since cannabis is illegal under federal law, there is a strong argument that banks cannot accept for deposit funds from businesses involved in the cannabis industry. Consequently, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. Any such inability to open or maintain bank accounts may make it difficult for cannabis businesses to operate. Under the Bank Secrecy Act (“BSA”), banks must report to the federal government any suspected illegal activity, which includes any transaction associated with a cannabis business. These reports must be filed even though the business is operating legitimately under state law.

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Insurance that is otherwise readily available, such as general liability and directors and officer’s insurance, may be more difficult to find, and more expensive.

The current Trump administration, or any new administration or attorney general, could change federal enforcement policy or execution and decide to enforce the federal cannabis laws more strongly. On January 4, 2018, U.S. Attorney General Jeff Sessions issued a memorandum rescinding previous guidance (directing U.S. Department of Justice and the U.S. Attorneys’ offices to focus their cannabis enforcement efforts under federal law only in identified priority areas, such as sale to minors, criminal enterprises, and interstate sales). Under the Sessions memorandum, local U.S. Attorneys’ offices retain discretion regarding the prosecution of cannabis activity authorized under state laws and regulations. Further change in the federal approach towards enforcement could negatively affect the industry, potentially ending it entirely. Any such change in the federal government’s enforcement of current federal laws could cause significant financial damage to us. The legal uncertainty and possible future changes in law could negatively affect our growth, revenues, results of operations and success generally.

Federal authorities may enforce current federal cannabis law and, if they begin to aggressively enforce such laws, it is possible that they could allege that we violated federal laws by selling products used in the cannabis industry. Nonetheless, active enforcement of the current federal regulatory position on cannabis may thus directly or indirectly adversely affect our revenues and profits.
Violations of any U.S. federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the U.S. federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on our business, including our reputation and ability to conduct business, the listing of our securities on any stock exchanges, the settlement of trades of our securities, our ability to obtain banking services, our financial position, operating results, profitability or liquidity or the market price of our publicly traded shares. In addition, it is difficult for us to estimate the time or resources that would be needed for the investigation of any such matters or their final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.
Our indirect involvement in the cannabis industry could affect the public’s perception of us and be detrimental to our reputation.
Damage to our reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Cannabis has often been associated with various other narcotics, violence and criminal activities, the risk of which is that our retailers and resellers that transact with cannabis businesses might attract negative publicity. There is also risk that the action(s) of other participants, companies and service providers in the cannabis industry may negatively affect the reputation of the industry as a whole and thereby negatively impact our reputation. The increased use of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share opinions and views with regard to cannabis companies and their activities, whether true or not and the cannabis industry in general, whether true or not. We do not ultimately have direct control over how the cannabis industry is perceived by others. Reputation loss may result in decreased investor confidence, increased challenges in developing and maintaining community relations and an impediment to our overall ability to advance its business strategy and realize on its growth prospects, thereby having a material adverse impact on our business.
In addition, third parties with whom we may do business could perceive that they are exposed to reputational risk as a result of our retailers’ and resellers’ involvement with cannabis businesses. Failure to establish or maintain business relationships due to reputational risk arising in connection with the nature of our business could have a material adverse effect on our business, financial condition and results of operations.
Businesses involved in the cannabis industry, and investments in such businesses, are subject to a variety of laws and regulations related to money laundering, financial recordkeeping and proceeds of crimes.
We sell our products through third party retailers and resellers. Investments in the U.S. cannabis industry are subject to a variety of laws and regulations that involve money laundering, financial recordkeeping and proceeds of crime, including the BSA, as amended by the Patriot Act, other anti-money laundering laws, and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States. In February 2014, the Financial Crimes Enforcement Network of the Treasury Department issued a memorandum (the “FinCEN Memo”) providing guidance to banks seeking to provide services to cannabis businesses. The FinCEN Memo outlines circumstances under which banks may provide services to cannabis businesses without risking prosecution for violation of U.S. federal money laundering laws. It refers to supplementary guidance that Deputy Attorney General Cole issued to U.S. federal prosecutors relating to the prosecution of U.S. money laundering offenses predicated on cannabis violations of the CSA and outlines extensive due diligence and reporting requirements, which most banks have viewed as onerous. The FinCEN Memo currently remains in place, but it is unclear at this time whether the current administration will continue to follow the guidelines of the FinCEN Memo. Such requirements could negatively affect the ability of certain of the end users of our products to establish and maintain banking connections.

Cannabis Industry Participants are subject to federal and state controlled substance laws and regulations. As a result, we are indirectly subject to a number of risks related to controlled substances.
We sell our products through third party retailers and resellers. Some of our products are sold to Cannabis Industry Participants and used in connection with cannabis businesses that are subject to federal and state controlled substance laws and regulations. Companies that transact directly or indirectly with cannabis businesses are subject to a number of risks related to controlled substances, which risks could reduce demand for our products by Cannabis Industry Participants. Such risks include, but are not limited to, the following:
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Cannabis is a Schedule I drug under the CSA and regulated by the Drug Enforcement Administration (the “DEA”) as an illegal substance. The Food and Drug Administration (“FDA”), in conjunction with the DEA, licenses cannabis research and drugs containing active ingredients derived from cannabis. If cannabis were to become legal under federal law, its sale and use could become regulated by the FDA or another federal agency.

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If cannabis were to become regulated by the FDA or another federal agency, extensive regulations may be imposed on the sale or use of cannabis. Such regulations could result in a decrease in cannabis sales and have a material adverse impact on the demand for our products. If we or our Cannabis Industry Participants are unable to comply with any applicable regulations and/or registration prescribed by the FDA, we may be unable to continue to transact with retailers and resellers who sell products to cannabis businesses and/or our financial condition may be adversely impacted.

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Controlled substance legislation differs between states and legislation in certain states may restrict or limit Cannabis Industry Participants from buying our products. Cannabis Industry Participants may be required to obtain separate state registrations, permits or licenses in order to be able to obtain, handle and/or distribute controlled substances in a state. Such state regulatory requirements may be costly and, the failure of such Cannabis Industry Participants to meet such regulatory requirements could lead to enforcement and sanctions by the states in addition to any from the DEA or otherwise arising under federal law. We could be implicated in such enforcement or sanctions because of the purchase of our products by such Cannabis Industry Participants.

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The failure of our Cannabis Industry Participants to comply with applicable controlled substance laws and regulations, or the cost of compliance with these laws and regulations, may adversely affect the demand for our products and, as a result, the financial results of our business operations and our financial condition.

Furthermore, the Encina Credit Facility and the Term Loan Agreement each restrict our ability to sell our products directly to cannabis growers or cultivators, or to sellers or retailers that sell only to the cannabis industry. See “— Risks Relating to Our Indebtedness.”
Risks Relating to Other Regulations
The Farm Bill recently passed, yet unanticipated changes in federal and state law related to industrial hemp may impact our business.
We sell products, including hydroponic gardening products, that end users may purchase for use in new and emerging industries, including industrial hemp cultivation. The demand for these products is dependent on the growth of these industries. The hemp market is expected to be one of the fastest growing industries in the U.S. over the next five years. If the U.S. hemp market does not grow as expected, our business, financial condition and results of operations could be adversely impacted.
In December 2018, the Farm Bill (the “Farm Bill”) was signed into law in the U.S. which specifically removed hemp as a restricted commodity under the Controlled Substances Act. The Farm Bill also delegates the authority to the states to regulate and limit the production of hemp and hemp-derived products within their territories. However, the 2018 Farm Bill also explicitly preserved the FDA’s authority to regulate products containing cannabis or cannabis-derived compounds under the Federal Food, Drug, and Cosmetic Act (“FD&C Act”) and section 351 of the Public Health Service Act. In doing so, Congress recognized FDA’s important public health role with respect to all the products it regulates. Therefore, because the 2018 Farm Bill did not change FDA’s authorities, cannabis and cannabis-derived products are subject to the same authorities and requirements as FDA-regulated products containing any other substance, regardless of whether the products fall within the definition of  “industrial hemp” under the 2018 Farm Bill. Although many states have adopted laws and regulations that allow for the production and sale of hemp and hemp-derived products under certain circumstances, no assurance can be given that such state laws may not be repealed or amended such that our intended products containing hemp-derived CBD would once again be deemed illegal under the laws of one or more states now permitting such products, which in turn would render such intended products illegal in those states under federal law even if the federal law is unchanged. Furthermore, CBD is not currently permitted by the FDA for use in food and beverages. Evolving federal and state laws and regulations pertaining to the use or cultivation of hemp, as well active enforcement by federal or state authorities of the laws and regulations governing the use and cultivation of hemp may indirectly and adversely affect potential growth of the hemp industry.
Certain state and other regulations pertaining to the use of certain ingredients in growing media and plant nutrients could adversely impact us by restricting our ability to sell such products.
One of our leading product lines is growing media and nutrients products. This product line includes certain products, such as organic soils and nutrients that contain ingredients that require the companies that provide us with these products to register the product with certain regulators. The use and disposal of these products in some jurisdictions are subject to regulation by various agencies. A decision by a regulatory agency to significantly restrict the use of such products that have traditionally been used in the cultivation of our leading products could have an adverse impact on those companies providing us with such regulated products, and as a result, limit our ability to sell these products.
Compliance with, or violation of, environmental, health and safety laws and regulations, including laws pertaining to the use of pesticides, could result in significant costs that adversely impact our reputation, businesses, financial position, results of operations and cash flows.
International, federal, state, provincial and local laws and regulations relating to environmental, health and safety matters affect us in several ways in light of the ingredients that are used in products included in our growing media and nutrients product line. In the United States, products containing pesticides generally must be registered with the Environmental Protection Agency (the “EPA”), and similar state agencies before they can be sold or applied. The failure by one of our partners to obtain or the cancellation of any such registration, or the withdrawal from the marketplace of such pesticides, could have an adverse effect on our businesses, the severity of which would depend on the products involved, whether other products could be substituted and whether our competitors were similarly affected. The pesticides we use are either granted a license by the EPA or exempt from such a license and may be evaluated by the EPA as part of its ongoing exposure risk assessment. The EPA may decide that a pesticide we distribute will be limited or will not be re-registered for use in the United States. We cannot predict the outcome or the severity of the effect on our business of any future evaluations, if any, conducted by the EPA.
In addition, the use of certain pesticide products is regulated by various international, federal, state, provincial and local environmental and public health agencies. Although we strive to comply with such laws and regulations and have processes in place designed to achieve compliance, we may be unable to prevent violations of these or other laws and regulations from occurring. Even if we are able to comply with all such laws and regulations and obtain all necessary registrations and licenses, the pesticides or other products we apply or use, or the manner in which we apply or use them, could be alleged to cause injury to the environment, to people or to animals, or such products could be banned in certain circumstances. The costs of compliance, noncompliance, investigation, remediation, combating reputational harm or defending civil or criminal proceedings, products liability, personal injury or other lawsuits could have a material adverse impact on our reputation, businesses, financial position, results of operations and cash flows.
Failure to comply with the United States Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.
As a Delaware corporation, we are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Some foreign companies, including some that may compete with our Company, may not be subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices may occur from time-to-time in countries in which we conduct our business. However, our employees or other agents may engage in conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.
Risks Relating to Our Intellectual Property
Recent laws make it difficult to predict how patents will be issued or enforced in our industry.
Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may have a significant impact on our ability to protect our technology and enforce our intellectual property rights. There have been numerous recent changes to the patent laws and to the rules of the United States Patent and Trademark Office (the “USPTO”), which may have a significant impact on our ability to protect our technology and enforce our intellectual property rights. For example, the Leahy-Smith America Invents Act, which was signed into law in 2011, includes a transition from a “first-to-invent” system to a “first-to-file” system, and changes the way issued patents can be challenged. Certain changes, such as the institution of inter partes review and post-grant and derivation proceedings, came into effect in 2012. Substantive changes to patent law associated with the Leahy-Smith America Invents Act may affect our ability to obtain patents, and, if obtained, to enforce or defend them in litigation or inter partes review, or post-grant or derivation proceedings, all of which could harm our business.
We may not be able to adequately protect our intellectual property and other proprietary rights that are material to our business.
Our ability to compete effectively depends in part on our rights to trademarks, patents and other intellectual property rights we own or license. We have not sought to register every one of our trademarks either in the United States or in every country in which such mark is used. Furthermore, because of the differences in foreign trademark, patent and other intellectual property or proprietary rights laws, we may not receive the same protection in other countries as we would in the United States with respect to the registered brand names and issued patents we hold. If we are unable to protect our intellectual property, proprietary information and/or brand names, we could suffer a material adverse effect on our business, financial condition and results of operations.
Litigation may be necessary to enforce our intellectual property rights and protect our proprietary information, or to defend against claims by third parties that our products or services infringe their intellectual property rights. Any litigation or claims brought by or against us could result in substantial costs and diversion of our resources. A successful claim of trademark, patent or other intellectual property infringement against us, or any other successful challenge to the use of our intellectual property, could subject us to damages or prevent us from providing certain products or services, or using certain of our recognized brand names, which could have a material adverse effect on our business, financial condition and results of operations.
Obtaining and maintaining our patent protection depends on compliance with various procedural, document submissions, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for noncompliance with these requirements.
Periodic maintenance or annuity fees on any issued patents are due to be paid to the USPTO, and foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payments and other similar provisions during the patent application process. While an inadvertent or unintentional lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, nonpayment of fees and failure to properly legalize and submit formal documents. If we or our licensors fail to maintain the patents and patent applications covering our products, our competitors might be able to enter the market, which would have a material adverse effect on our business.
From time to time, we may need to rely on licenses to proprietary technologies, which may be difficult or expensive to obtain or we may lose certain licenses which may be difficult to replace, harming our competitive position.
We may need to obtain licenses to patents and other proprietary rights held by third parties to develop, manufacture and market our products, if, for example, we sought to develop our products, in conjunction with any patented technology. If we are unable to timely obtain these licenses on commercially reasonable terms and maintain these licenses, our ability to commercially market our products, may be inhibited or prevented, which could have a material adverse effect on our business, results of operations, financial condition and cash flows.
In spite of our best efforts, our licensors might conclude that we have materially breached our license agreements and might therefore terminate the license agreements, thereby removing our ability to develop and commercialize products and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors may have the freedom to market products identical to ours.
Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.
Our success depends upon our ability to develop, manufacture, market and sell our products, and to use our proprietary technologies without infringing the proprietary rights of third parties. We may become party to, or threatened with, future adversarial proceedings or litigation regarding intellectual property rights with respect to our products and technology, including interference or derivation proceedings and various other post-grant proceedings before the USPTO and/or non-United States opposition proceedings. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future. As a result of any such infringement claims, or to avoid potential claims, we may choose or be compelled to seek intellectual property licenses from third parties. These licenses may not be available on acceptable terms, or at all. Even if we are able to obtain a license, the license would likely obligate us to pay license fees, royalties, minimum royalties and/or milestone payments and the rights granted to us could be nonexclusive, which would mean that our competitors may be able to obtain licenses to the same intellectual property. Ultimately, we could be prevented from commercializing a product and/or technology or be forced to cease some aspect of our business operations if, as a result of actual or threatened infringement claims, we are unable to enter into licenses of the relevant intellectual property on acceptable terms. Further, if we attempt to modify a product and/or technology or to develop alternative methods or products in response to infringement claims or to avoid potential claims, we could incur substantial costs, encounter delays in product introductions or interruptions in sales.
We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.
Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such employee’s former employer. We are not aware of any threatened or pending claims related to these matters or concerning agreements with our employees, but in the future litigation may be necessary to defend against such claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.
Intellectual property disputes could cause us to spend substantial resources and distract our personnel from their normal responsibilities.
Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the value of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.
Intellectual property rights do not necessarily address all potential threats to our competitive advantage.
The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative.
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Others may be able to construct products that are similar to our products but that are not covered by the claims of the patents that we own or have exclusively licensed;

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We or our licensors or strategic collaborators, if any, might not have been the first to make the inventions covered by the issued patent or pending patent application that we own or have exclusively licensed;

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We or our licensors or strategic collaborators, if any, might not have been the first to file patent applications covering certain of our inventions;

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Others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

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It is possible that our pending patent applications will not lead to issued patents;

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Issued patents that we own or have exclusively licensed may not provide us with any competitive advantages, or may be held invalid or unenforceable, as a result of legal challenges by our competitors;

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Our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

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We may not develop additional proprietary technologies that are patentable; and

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The patents of others may have an adverse effect on our business.

Should any of these events occur, they could significantly harm our business, results of operations and prospects.
Risks Relating to Our Common Stock
We may issue capital stock that ranks senior or equally to our common stock as to liquidation preference and other rights and which may dilute our stockholders’ ownership interest.
Our amended and restated certificate of incorporation (the “Certificate of Incorporation”) does not prohibit us from issuing any series of preferred stock that would rank senior or equally to our common stock as to dividend payments and liquidation preference. Our Certificate of Incorporation allows for our board of directors to create new series of preferred stock without further approval by our stockholders, which could adversely affect the rights of the holders of our common stock. We have the authority to issue up to 50,000,000 shares of our preferred stock without further stockholder approval. The issuances of any series of preferred stock could have the effect of reducing the amounts available to our holders of common stock in the event of our liquidation. In addition, if we issue preferred stock with voting rights that dilute the voting power of our common stock, the market price of our common stock could decrease. Additional issuances and sales of preferred stock, or the perception that such issuances and sales could occur, may cause prevailing market prices for our common stock to decline and may adversely affect our ability to raise additional capital in the financial markets at times and prices favorable to us. In addition, any additional capital raised through the sale of equity or equity-backed securities may dilute our stockholders’ ownership percentages and could also result in a decrease in the market value of our common stock.
Provisions in our corporate charter documents and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.
These provisions might discourage, delay or prevent a change in control of our company or a change in our management. The existence of these provisions could adversely affect the voting power of holders of common stock and limit the price that investors might be willing to pay in the future for shares of our common stock. Furthermore, we have the authority to issue up to 50,000,000 shares of our preferred stock without further stockholder approval, the rights of which will be determined at the discretion of the board of directors and that, if issued, could operate as a “poison pill” to dilute the stock ownership of a potential hostile acquirer to prevent an acquisition that our board of directors does not approve. In addition, Certificate of Incorporation and amended and restated bylaws (the “Bylaws”) contain provisions that may make the acquisition of our company more difficult, including the following:
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Our authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise;

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our stockholders will only be able to take action at a meeting of stockholders and will not be able to take action by written consent for any matter, except in certain circumstances;

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a special meeting of our stockholders may only be called by the chairperson of our board of directors or a majority of our board of directors;

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advance notice procedures apply for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders; and

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any amendments to our Certificate of Incorporation and Bylaws will require the approval of at least two-thirds of our then-outstanding voting power.

Delaware law contains anti-takeover provisions that could deter takeover attempts that could be beneficial to our stockholders.
Provisions of Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. Section 203 of the Delaware General Corporation Law may make the acquisition of our company and the removal of incumbent officers and directors more difficult by prohibiting stockholders holding 15% or more of our outstanding voting stock from acquiring us, without our the consent of our board of directors, for at least three years from the date they first hold 15% or more of the voting stock.
Various provisions of our lending agreements with Encina and Brightwood, in addition to our Certificate of Incorporation, amended and restated Bylaws and other corporate documents, could delay or prevent a change of control.
The Encina Credit Facility and the Term Loan Agreement each prohibit us from undergoing a change of control. Any takeover attempt could be delayed, or prevented, if an amendment or waiver is not provided by the respective lenders. See “— Risks Relating to Our Indebtedness” and “Description of Our Indebtedness.” Moreover, certain provisions of our Certificate of Incorporation and Bylaws and provisions of Delaware corporation law could delay or prevent a change of control or may impede the ability of the holders of our common stock to change our management. In particular, our Certificate of Incorporation and Bylaws, among other things will regulate how shareholders may present proposals or nominate directors for election at shareholders’ meetings and authorize our board of directors to issue preferred stock in one or more series, without shareholder approval. See “Description of Capital Stock — Anti-Takeover Provisions.”

We are a holding company and rely on dividends and other payments, advances and transfers of funds from our subsidiaries to meet our obligations and pay dividends, if any, and we may never pay any dividends to the holders of our common stock and capital appreciation, if any, of our common stock may be your sole source of gain on your investment.
We have no direct operations and no significant assets other than the ownership of capital stock and equity interests of our subsidiaries. Because we conduct our operations through our subsidiaries, we depend on those entities for dividends and other payments to generate the funds necessary to meet our financial obligations. Legal and contractual restrictions in our credit facility and other agreements which may govern future indebtedness of our subsidiaries, as well as the financial condition and operating requirements of our subsidiaries, may limit our ability to obtain cash from our subsidiaries. The earnings from, or other available assets of, our subsidiaries might not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on our common stock or other obligations. Any of the foregoing could materially and adversely affect our business, financial condition, results of operations and cash flows. In addition, our ability to pay dividends is restricted by the terms of the Encina Credit Facility and the Term Loan Agreement and, in addition, future debt financing, if any, may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our securities.
We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any dividends to holders of our common stock in the foreseeable future, but will review this policy as circumstances dictate. The declaration and payment of all future dividends to holders of our common stock, if any, will be at the sole discretion of our board of directors, which retains the right to change our dividend policy at any time. In addition, our ability to pay dividends is restricted by the terms of the Encina Credit Facility and the Term Loan Agreement and, in addition, future debt financing, if any, may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our securities. Consequently, capital appreciation, if any, of our common stock may be your sole source of gain on your investment for the foreseeable future.
Our majority stockholders will control our Company for the foreseeable future, including the outcome of matters requiring stockholder approval.
Our officers and directors and their affiliates collectively own approximately     % of our outstanding shares of common stock and will own            of our outstanding shares of common stock after the consummation of the offering contemplated hereby. Accordingly, if these shareholders were to choose to act together, they could have a significant influence over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or all or a significant percentage of our assets. This concentration of ownership could limit your ability to influence corporate matters and may have the effect of delaying or preventing a third party from acquiring control over us.
We cannot assure you that the interests of our management and affiliated persons will coincide with the interests of the investors. So long as our management and affiliated persons collectively controls a significant portion of our common stock, these individuals and/or entities controlled by them, will continue to collectively be able to strongly influence or effectively control our decisions. Further, the Sponsors (as defined herein) have the right to nominate seven members to our board of directors. Therefore, you should not invest in reliance on your ability to have any control over our company. See “Principal Stockholders,” “Certain Relationships and Related Party Transactions” and “Description of Capital Stock.”
We have broad discretion in how we use our cash, cash equivalents and marketable securities and may not use these financial resources effectively, which could affect our results of operations and cause our stock price to decline.
Our management has considerable discretion in the application of our cash, cash equivalents and marketable securities. We intend to use the proceeds of this offering to repay existing indebtedness, for acquisitions, for working capital and other general corporate purposes, which may include the hiring of additional personnel and capital expenditures. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for these proceeds. We may use the cash, cash equivalents and marketable securities for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the financial resources from our securities offerings in a manner that does not produce income or that loses value.
We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
We intend to allocate the net proceeds from this offering to our different areas of activity. Our management may not apply the net proceeds in ways that ultimately increase the value of your investment in our common stock. They will have broad discretion in the application of the use of proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. If we do not invest or apply the net proceeds from this offering in ways that enhance shareholder value, we may fail to achieve expected financial results, which could cause the price of our common stock to decline.
The trading price of our common stock may be volatile, and you could lose all or part of your investment.
Prior to this offering, there has been no public market for shares of our common stock. The initial public offering price of our common stock will be determined through negotiation among us and the underwriters. This price does not necessarily reflect the price at which investors in the market will be willing to buy and sell shares of our common stock following this offering. In addition, the trading price of our common stock following this offering is likely to be volatile and could be subject to fluctuations in response to various factors, some of which are beyond our control. These fluctuations could cause you to lose all or part of your investment in our common stock since you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the trading price of our common stock include the following:
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price and volume fluctuations in the overall stock market from time to time;

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volatility in the trading prices and trading volumes of stocks in our industry;

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changes in operating performance and stock market valuations of other companies generally, or those in our industry in particular;

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sales of shares of our common stock by us or our stockholders;

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failure of securities analysts to maintain coverage of us, changes in financial estimates by securities analysts who follow our company or our failure to meet these estimates or the expectations of investors;

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the financial projections we may provide to the public, any changes in those projections or our failure to meet those projections;

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announcements by us or our competitors of new offerings or platform features;

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the public’s reaction to our press releases, other public announcements and filings with the SEC;

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rumors and market speculation involving us or other companies in our industry;

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actual or anticipated changes in our results of operations or fluctuations in our results of operations;

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actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally;

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litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

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developments or disputes concerning our intellectual property or other proprietary rights;

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announced or completed acquisitions of businesses, services or technologies by us or our competitors;

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new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

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changes in accounting standards, policies, guidelines, interpretations or principles;

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any significant change in our management; and

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general economic conditions and slow or negative growth of our markets.

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.
We are an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.
As an emerging growth company, as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to obtain an assessment of the effectiveness of our internal controls over financial reporting from our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. To the extent we avail ourselves of these exemptions, our financial statements may not be comparable to companies that comply with such new or revised accounting standards. We cannot predict if investors will find our common stock less attractive because we will rely on these.
Our Certificate of Incorporation provides that the doctrine of  “corporate opportunity” will not apply with respect to any director or stockholder who is not employed by us or our affiliates.
The doctrine of corporate opportunity generally provides that a corporate fiduciary may not develop an opportunity using corporate resources, acquire an interest adverse to that of the corporation or acquire property that is reasonably incident to the present or prospective business of the corporation or in which the corporation has a present or expectancy interest, unless that opportunity is first presented to the corporation and the corporation chooses not to pursue that opportunity. The doctrine of corporate opportunity is intended to preclude officers or directors or other fiduciaries from personally benefiting from opportunities that belong to the corporation. Our Certificate of Incorporation provides that the doctrine of “corporate opportunity” does not apply with respect to any director or stockholder who is not employed by us or our affiliates. Any director or stockholder who is not employed by us or our affiliates will therefore have no duty to communicate or present corporate opportunities to us, and will have the right to either hold any corporate opportunity for their (and their affiliates’) own account and benefit or to recommend, assign or otherwise transfer such corporate opportunity to persons other than us, including to any director or stockholder who is not employed by us or our affiliates.
As a result, certain of our stockholders, directors and their respective affiliates will not be prohibited from operating or investing in competing businesses. We therefore may find ourselves in competition with certain of our stockholders, directors or their respective affiliates, and we may not have knowledge of, or be able to pursue, transactions that could potentially be beneficial to us. Accordingly, we may lose a corporate opportunity or suffer competitive harm, which could negatively impact our business or prospects.
Our security holders may be diluted by future issuances of securities by us.
In the future, we may issue our authorized but previously unissued equity securities, including additional shares of capital stock or securities convertible into or exchangeable for our capital stock. Such issuance of additional securities would dilute the ownership stake of the Company held by our existing stockholders and could adversely affect the value of our securities.
We may also issue additional shares of our common stock, warrants or other securities that are convertible into or exercisable for the purchase of shares of our common stock in connection with hiring and/or retaining employees or consultants, future acquisitions, future sales of our securities for capital raising purposes, or for other business purposes. The future issuance of any such additional shares of our common stock or other securities, for any reason including those stated above, may have a negative impact on the market price of our common stock. There can be no assurance that the issuance of any additional shares of common stock, warrants or other convertible securities may not be at a price (or exercise prices) below the price of the common stock offered hereby.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements. You can generally identify forward-looking statements by our use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “seek,” “will” or “should,” or the negative thereof or other variations thereon or comparable terminology. In particular, statements about the markets in which we operate, including growth of our various markets, and statements about our expectations, beliefs, plans, strategies, objectives, prospects, assumptions or future events or performance contained in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” are forward-looking statements.
We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” may cause our actual results, levels of activity, performance or events and circumstances to differ materially from any future results, levels of activity, performance or events and circumstances expressed or implied by these forward-looking statements. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include:
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general economic and financial conditions, specifically in the United States and Canada;

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federal and state legislation and regulations pertaining to the use and cultivation of cannabis in the United States, and such laws and regulations in Canada;

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the costs of being a public company;

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our ability to keep pace with technological advances;

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our ability to successfully identify appropriate acquisition targets, successfully acquire identified targets or successfully integrate the business of acquired companies;

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the success of our marketing activities;

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a disruption of breach of our information technology systems;

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our current level of indebtedness;

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our dependence on third parties;

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the performance of third parties on which we depend;

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the fluctuation in the prices of the products we distribute;

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competitive industry pressures;

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the consolidation of our industry;

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compliance with environmental, health and safety laws;

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our ability to obtain and maintain protection for our intellectual property;

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our ability to protect and defend against litigation, including intellectual property claims;

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product shortages and relationships with key suppliers;

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our ability to attract key employees;

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the volatility of the price of our common stock;

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the marketability of our common stock; and

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other risks and uncertainties, including those listed in “Risk Factors.”

Moreover, we operate in a highly competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for us to predict all risk factors, nor can we address the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statements.
You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to new information, actual results or to changes in our expectations, except as required by law.
You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC, as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance, and events and circumstances may be materially different from what we expect.

USE OF PROCEEDS
We estimate that the net proceeds from the sale of shares of common stock in this offering will be approximately $     million, based on an assumed initial public offering price of  $     per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be $     million based on an assumed initial public offering price of  $     per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to repay existing indebtedness, for acquisitions, for working capital and other general corporate purposes, which may include the hiring of additional personnel and capital expenditures, to establish a public market for our common stock and to facilitate our future access to the public capital markets.
The expected use of the net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. As a result, our management will have broad discretion over the use of the net proceeds from this offering. The amounts and timing of our expenditures will depend upon numerous factors.
Each $1.00 increase (decrease) in the assumed initial public offering price of  $     per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $     million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us, together with a concurrent $1.00 increase in the assumed initial public offering price of  $     per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, would increase the net proceeds to us from this offering by approximately $     million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Conversely, a decrease of 1.0 million shares in the number of shares offered by us together with a concurrent $1.00 decrease in the assumed initial public offering price of  $     per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, would decrease the net proceeds to us from this offering by approximately $     million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

DIVIDEND POLICY
We have no direct operations and no significant assets other than ownership of capital stock and equity interests of our subsidiaries. Because we conduct its operations through our subsidiaries, we depend on our subsidiaries for dividends and other payments to generate the funds necessary to meet our financial obligations. Legal and contractual restrictions in our credit facility and other agreements which may govern future indebtedness of our subsidiaries, as well as the financial condition and operating requirements of our subsidiaries, may limit our ability to obtain cash from our subsidiaries. The earnings from, or other available assets of, our subsidiaries might not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on our common stock or other obligations.
We have never declared nor paid any cash dividends to stockholders. Except as described herein, we currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any dividends to holders of our common stock in the foreseeable future, but will review this policy as circumstances dictate. The declaration and payment of all future dividends to holders of our common stock, if any, will be at the sole discretion of our board of directors, which retains the right to change our dividend policy at any time. In addition, our ability to pay dividends is currently restricted by the terms of the Encina Credit Facility and the Term Loan Agreement and, in addition, future debt or other financings, if any, may contain terms prohibiting or limiting the amount of dividends that may be declared or paid on our securities.

CAPITALIZATION
The following table sets forth cash and cash equivalents, as well as our capitalization, as of December 31, 2018 as follows:
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on an actual basis; and

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on a pro forma as adjusted basis giving further effect to the sale by us of            shares of common stock in this offering at an assumed initial public offering price of  $     per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with our consolidated financial statements and related notes, and the sections titled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.
	As of December 31, 2018
	Actual	Pro forma	Pro forma as adjusted(1)
	(in thousands, except for share and per share data)
Cash and cash equivalents	$27,923	$	$
Total debt, net	100,520
Shareholders’ equity (deficit):
Preferred stock, par value $0.0001 per share: 50,000,000 shares authorized, no shares issued and outstanding	—			—
Common stock, par value $0.0001 per share; 300,000,000 shares authorized, 69,745,562 shares issued and outstanding, actual	7
Additional paid-in capital	155,966
Accumulated other comprehensive (loss) income	(1,853)
Accumulated deficit	(106,335)
Total shareholders’ equity (deficit)	47,785
Total capitalization	$148,305	$	$

(1)
Each $1.00 increase or decrease in the assumed initial public offering price of  $     per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease the amount of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $          , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions payable by us. An increase or decrease of 1.0 million shares in the number of shares offered by us would increase or decrease, as applicable, the amount of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $          , assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions payable by us.

If the underwriters’ option to purchase additional shares of our common stock from us were exercised in full, pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity, total capitalization and shares outstanding as of December 31, 2018 would be $          , $          , $          , $           and           , respectively.

The pro forma and pro forma as adjusted columns in the table above are based on 69,745,562 shares of our common stock outstanding as of December 31, 2018, (after giving effect to our 2018 Equity Incentive Plan), and excludes:
•
13,100,069 shares of common stock issuable upon exercise of outstanding warrants to purchase our common stock at weighted average exercise price of  $4.78 per share;

•
8,718,195 shares of common stock reserved for future issuance under our 2018 Equity Incentive Plan; and

•
no exercise by the underwriters of their option to purchase up to an additional            shares of our common stock from us.

DILUTION
If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock in this offering and the pro forma as adjusted net tangible book value (deficit) per share of our common stock immediately after this offering.
As of December 31, 2018, our historical net tangible book deficit was $(20.6) million, or $(0.30) per share of common stock, based on 69,745,562 shares of our common stock outstanding. Our historical net tangible book deficit per share is equal to our total tangible assets, less total liabilities, divided by the number of outstanding shares of our common stock, assuming such conversion, as of December 31, 2018.
After giving further effect to the sale of             shares of common stock in this offering at the assumed initial public offering price of  $     per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2018, would have been approximately $     million, or approximately $     per share. This amount represents an immediate increase in pro forma net tangible book value of  $     per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $     per share to new investors purchasing shares of common stock in this offering and the concurrent private placement.
Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by new investors. The following table illustrates this dilution (without giving effect to any exercise by the underwriters of their option to purchase additional shares):
Assumed initial public offering price per share		$
Historical net tangible book deficit per share as of December 31, 2018	$(0.15)
Increase per share attributable to the pro forma adjustments described above
Pro forma net tangible book value per share as of December 31, 2018
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering
Pro forma as adjusted net tangible book value per share after this offering
Dilution per share to new investors participating in this offering		$
The dilution information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of  $     per share would increase (decrease) our pro forma as adjusted net tangible book value by $     per share and the dilution to new investors by $     per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1.0 million shares in the number of shares offered by us would increase the pro forma as adjusted net tangible book value by $     per share and decrease the dilution to new investors by $     per share, assuming the assumed initial public offering price of  $     per share remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us. Similarly, each decrease of 1.0 million shares offered by us would decrease the pro forma as adjusted net tangible book value by $     per share and increase the dilution to new investors by $     per share, assuming the assumed initial public offering price of  $     per share remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.
If the underwriters exercise their option to purchase      additional shares of our common stock in full in this offering, the pro forma as adjusted net tangible book value after the offering would be $     per share, the increase in pro forma net tangible book value per share to existing stockholders would be $     per share and the dilution per share to new investors would be $     per share, in each case assuming an initial public offering price of  $     per share.

The following table summarizes as of December 31, 2018, on the pro forma as adjusted basis as described above, the differences between the number of shares of common stock purchased from us, the total consideration and the weighted-average price per share paid by existing stockholders (assuming an initial public offering price of  $     per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and by investors participating in this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses, at an assumed initial public offering price of  $     per share, the midpoint of the price range set forth on the cover page of this prospectus).
	Shares Purchased		Total Consideration		Weighted-Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New public investors
Total		100%	$	100%
The table above assumes no exercise of the underwriters’ option to purchase            additional shares in this offering. If the underwriters exercise their option to purchase additional shares in full, the number of shares of our common stock held by existing stockholders would be reduced to     % of the total number of shares of our common stock outstanding after this offering and the concurrent private placement, and the number of shares of common stock held by new investors participating in the offering would be increased to     % of the total number of shares of our common stock outstanding after this offering and the concurrent private placement.
The foregoing tables and calculations (other than historical net tangible book value calculation) are based on 69,745,562 shares of common stock outstanding as of December 31, 2018, and exclude 13,100,069 shares of common stock issuable upon exercise of outstanding warrants to purchase our common stock at weighted average exercise price of  $4.78 per share.
To the extent that any options are exercised or other securities are issued under our equity incentive plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION
The unaudited pro forma combined financial information presented below has been derived from our historical consolidated financial statements appearing elsewhere in this prospectus, and gives effect to the following transactions (collectively, the “Pro Forma Transactions”):
•
Acquisition of the Predecessor on May 12, 2017;

•
Exchange of newly issued shares in the Company for the non-controlling interest which occurred in the fall of 2018;

•
Deconsolidation of McDowell Group LLC (“McDowell”), a variable interest entity in which the Predecessor was the primary beneficiary until the Formation Transaction when the Company was no longer deemed to be the primary beneficiary.

The unaudited pro forma combined financial information for the year ended December 31, 2017 gives effect to the Pro Forma Transactions as if they occurred on January 1, 2017.
The historical financial statements have been adjusted in the unaudited pro forma combined financial information to give effect to pro forma events that are (i) directly attributable to the Transactions; (ii) factually supportable; and (iii) with respect to the unaudited pro forma combined financial information, expected to have a continuing impact on the combined results. The unaudited pro forma combined financial information of the Successor and the Predecessor were obtained from audited information prepared in conformity with U.S. GAAP. The unaudited pro forma combined financial information is provided for informational and illustrative purposes only and does not purport to represent what the actual consolidated results of operations or the consolidated financial position of the Company would have been had the Transactions occurred on the dates assumed, nor is it necessarily indicative of future consolidated results of operations or consolidated financial position. The unaudited pro forma combined financial information is based on the assumptions, adjustments and eliminations described in the accompanying notes thereto. The unaudited pro forma combined financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited financial statements and related notes contained elsewhere in this prospectus.
The unaudited pro forma combined financial information is presented in accordance with the rules specified by Article 11 of Regulation S-X promulgated by the SEC using the acquisition method of accounting with the Successor as the acquirer of the Predecessor for accounting purposes using the assumptions described in the notes thereto.
For the purposes of computing depreciation and amortization, the consideration paid in the acquisition was allocated to assets acquired and liabilities assumed based upon their estimated fair values as of May 12, 2017. The amount of consideration in excess of the net assets acquired was recorded as goodwill which is not amortized.

	Successor May 12, 2017 to December 31, 2017	Predecessor January 1, 2017 to May 11, 2017	Pro Forma Adjustments	Pro Forma Year ended December 31, 2017
	(In Thousands, except for shares and per share data)
Net sales	$151,525	$108,221	$—	$259,746
Cost of goods sold	141,119	86,925	—	228,044
Gross profit	10,406	21,296	—	31,702
Operating expenses:
Salaries and benefits	8,679	4,630	—	13,309
Marketing expense	2,274	—	695(1)	2,969
General and administrative expenses	11,487	5,513	(799)(1)(2)	16,201
ESOP	—	30,327	(30,327)(3)	—
Impairment charges	45,425	—	—	45,425
Depreciation and amortization	3,769	428	1,639(2)(4)	5,836
Interest expense	5,643	547	1,739(2)(5)	7,929
Other expense, net	4,305	(371)	762(2)(6)	4,696
Total expenses	81,582	41,074	(26,291)	96,365
Net (loss) income before tax	(71,176)	(19,778)	26,291	(64,663)
Income tax benefit (expense)	266	(85)	1(2)	182
Net (loss) income	$(70,910)	$(19,863)	$26,292	$(64,481)
Basic and diluted net loss per common share	$(1.65)			$(1.50)
Shares used to compute net loss per common share	43,031,327			43,031,327

(1)
Reclassifies $695 of marketing expenses of the Predecessor from general and administrative expense to conform to the Company’s current presentation.

(2)
Deconsolidates the income and expenses of McDowell, a variable interest entity in which the Predecessor was the primary beneficiary until the Formation Transaction (when the debt guarantee giving rise to the assessment that the Predecessor was the primary beneficiary was settled) as if it were deconsolidated as of January 1, 2017.

(3)
Eliminates the expense associated with unallocated shares/units of the Predecessor held by the employee stock option plan which were redeemed as part of the Formation Transaction as if redemption by the Predecessor occurred as of January 1, 2017.

(4)
Provides estimates for depreciation and amortization on the new basis of property, plant and equipment ($13,220), software ($6,204) and customer relationships ($59,376) acquired by the Company in the Formation Transaction for the period from January 1, 2017 to May 11, 2017 as if the acquisition and step-up to fair value occurred as of January 1, 2017. For the purposes of computing depreciation and amortization, the consideration paid in the acquisition was allocated to assets acquired and liabilities assumed based upon their estimated fair values as of May 12, 2017. The amount of consideration in excess of the net assets acquired was recorded as goodwill which is not amortized.

(5)
Adjusts interest expense by $1,919 for the period January 1, 2017 to May 11, 2017 for a reduction in cost related to interest bearing debt of the Predecessor settled in the Formation Transaction and an estimated increase in costs related to the new term loan and credit facility as if the Formation Transaction occurred as of January 1, 2017. Interest on the term loan assumes that the quarterly interest payments were made during the period with interest on the monthly balance at the LIBOR one month average for 2017 plus the margin for a total rate of 8.68%; interest on the credit facility was based on the actual average balance of  $21,559 on the line of credit of Predecessor at January 1, 2017 and May 11, 2017 with interest based on the effective rate for the period of 3.15%. For the purpose of this pro forma presentation, it has been assumed that the Company would have been in compliance with debt covenants during 2017 so no default rate has been added to interest. If default had been assumed, a 3.00% and 2.00% margin would have been added to the term loan and the credit facility, respectively; total pro forma interest expense would be $10,916 under that assumption.
(6)
Eliminates the mark-to-market adjustment of  $130 for the swap fair value for the period from January 1, 2017 to May 11, 2017 as if the swap, which was settled in the Formation Transaction, were settled as of January 1, 2017.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA
The following table presents our selected consolidated financial and other data for the periods and as of the dates indicated. The periods prior to and including May 11, 2017 includes Hydrofarm, Inc. and its subsidiaries and are referred to in the following table as “Predecessor,” and all periods after May 11, 2017 include Hydrofarm Investment Corp. and its subsidiaries, which recapitalized to Hydrofarm Holdings Group, Inc. in August 2018, and are referred to in the following table as “Successor.” The selected consolidated financial data as of December 31, 2016, for the period from January 1, 2017 through May 11, 2017, the period from commencement of operations (May 12, 2017) through December 31, 2017 and the year ended December 31, 2018, has been derived from the audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data for the year ended December 31, 2016 has been derived from the Predecessor’s audited consolidated financial statements, which are not included in this prospectus. The Predecessor and Successor financial data have been prepared on different accounting bases and therefore the sum of the data for the two reporting periods should not be used as an indicator of our full year performance. Our historical results are not necessarily indicative of the results that may be expected in the future, and our interim results are not necessarily indicative of the results to be expected for the full year or any other period.You should read the following financial information together with the information under “Capitalization,” “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.
The unaudited pro forma combined financial information for the year ended December 31, 2017 is derived from the “Unaudited Pro Forma Combined Financial Information” in this prospectus and is included for informational purposes only and does not purport to reflect the results of operations of Hydrofarm Holdings Group, Inc. that would have occurred had the Formation Transaction occurred on January 1, 2017. The unaudited pro forma combined financial information for the year ended December 31, 2017 (as more fully described in the “Unaudited Pro Forma Combined Financial Information”) contains a variety of adjustments, assumptions and estimates, is subject to numerous other uncertainties and the assumptions and adjustments as described in the notes accompanying the unaudited pro forma combined consolidated financial information included elsewhere in this prospectus and should not be relied upon as being indicative of our results of operations had the Formation Transaction occurred on the dates assumed.

	Successor		Predecessor	Pro Forma(1)	Predecessor
	Year ended December 31, 2018	Period from May 12, 2017 to December 31, 2017	Period from January 1, 2017 to May 11, 2017	Year ended December 31, 2017	Year ended December 31, 2016
	(In Thousands, except share, per share and percentage information)
Operations Data
Net sales	$212,464	$151,525	$108,221	$259,746	$273,482
Cost of goods sold(2)	183,690	141,119	86,925	228,044	221,595
Gross profit	28,774	10,406	21,296	31,702	51,887
Operating expenses:
General and administrative expenses	18,668	11,487	4,818	16,201	12,008
Salaries and benefits(3)	16,463	8,679	4,630	13,309	11,588
Marketing expense(3)	2,584	2,274	695	2,969	3,149
Employee stock ownership plan charges(4)	—	—	30,327	—	6,480
Impairment charges(5)	3,244	45,425	—	45,425	—
Depreciation and amortization	7,170	3,769	428	5,836	1,237
Interest expense	11,606	5,643	547	7,929	1,134
Other expense (income)	4,238	4,305	(371)	4,696	(402)
Net (loss) income before tax	(35,199)	(71,176)	(19,778)	(64,663)	16,693
Income tax (expense) benefit	(102)	266	(85)	182	(144)
Net (loss) income	$(35,301)	$(70,910)	$(19,863)	$(64,481)	$16,549
Basic and diluted net loss per common share	$(0.68)	$(1.65)		$(1.50)
Weighted average shares outstanding(6)	51,883,059	43,031,327		43,031,327
Cash flow data
Net cash provided by (used in) operating activities	$4,303	$(13,390)	$10,069		$8,664
Net cash used in investing activities	(3,178)	(207,877)	(1,586)		(6,070)
Net cash provided by (used in) financing activities	25,516	222,165	511		(2,049)
Balance sheet data
Cash and cash equivalents	$27,923	$2,206	$9,488		$689
Net working capital, excluding certain debt(7)	76,891	71,149	61,579		53,080
Total assets	175,532	189,510	119,457		100,253
Total liabilities	127,747	156,219	74,431		59,227
Total stockholders’ equity	47,785	33,291	45,026		41,026
Other financial data
Adjusted EBITDA(8)	$(8,143)	$(503)	$10,866	$10,363	$24,045
Adjusted EBITDA margin(9)	(3.8%)	(0.3%)	10.0%	4.0%	8.8%
Capital expenditures(10)	1,715	2,403	1,586	3,989	959

(1)
The summary pro forma financial data was derived from our unaudited pro forma combined financial information for the year ended December 31, 2017 after giving pro forma effect to the Formation

Transaction described above as if such transaction had occurred on January 1, 2017, and to several other transactions as if such transactions (excluding the Canadian Acquisitions) had occurred on January 1, 2017. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of these transactions on the historical financial information of the Successor for 2017.
The unaudited pro forma combined financial information should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors,” the historical audited consolidated financial statements and related notes, and the pro forma combined financial information and related notes, all included elsewhere in this prospectus. In addition, see “Unaudited Pro Forma Combined Financial Information” elsewhere in the prospectus for additional information on the pro forma adjustments made.
(2)
Costs of goods sold is exclusive of depreciation and amortization, which is presented separately. Also, costs of goods sold includes amortization of the step-up in basis recorded for inventory acquired in business acquisitions of  $798 for 2018 and $11,531 for 2017.

(3)
Marketing expense presented in this table reflects $695 reclassified from the amount reported in our Predecessor’s audited financial statement of operations for marketing, general and administrative expense of  $5,513 to conform to the presentation used by the Successor.

(4)
Our Predecessor utilized an Employee Stock Ownership Plan as part of its benefit to employees. In anticipation of the Formation Transaction, the ESOP Trustee caused the ESOP to fully repay the outstanding balance on the exempt loan to the ESOP which caused the remaining 77,968 unallocated units to be released from suspense resulting in the units being earned and committed-to-be released (similar to vesting). The Predecessor then terminated the ESOP. The expense in 2017 reflects the fair value of the 77,968 units which is the measurement and recognition required by U.S. GAAP.

(5)
Impairment charges in 2018 resulted from impairment to goodwill that was initially stepped up to fair value in the Canadian Acquisitions, and impairment charges in the period from commencement of operations (May 12, 2017) to December 31, 2017 resulted from impairment to goodwill and trademarks that were initially stepped up to fair value in the Formation Transaction. See Footnote 11, Impairment of Indefinite-Lived Intangible Assets, Long-Lived Tangible and Definite-Lived Intangible Assets, and Goodwill in our 2018 audited financial statements for further discussion.

(6)
The weighted average shares outstanding increased in 2018 compared to 2017 due to the issuance of our shares from the exchange of the non-controlling interest of 5,370,648 shares of common stock, 16,619,616 shares issued in our Private Placement and 6,097,617 shares issued in the Concurrent Offering, and 4,000,000 shares of common stock issued in the reverse merger with us.

(7)
Net working capital, excluding certain debt is the sum of current assets less current liabilities, excluding interest-bearing debt included in current liabilities.

(8)
To supplement our audited consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use earnings before interest, taxes, depreciation and amortization (“EBITDA”) and Adjusted EBITDA, which are non-U.S. GAAP financial measures. We define EBITDA as net income (loss) before depreciation and amortization, impairment, interest, and taxes. We define Adjusted EBITDA as EBITDA further adjusted for the impact of certain non-cash and other items such as inventory fair value adjustments, as share-based compensation, restructure and transactions costs, and EBITDA from a deconsolidated entity, which we do not consider in our evaluation of ongoing operating performance.

We believe that EBITDA and Adjusted EBITDA, when used in conjunction with net income (loss) in accordance with U.S. GAAP, provide useful information about operating results, enhances the overall understanding of past financial performance and future prospects, and allows for greater transparency with respect to the key metric we use in our financial and operational decision making. EBITDA and Adjusted EBITDA are also frequently used by analysts, investors and other interested parties to evaluate companies in our industry. The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP, and it should not be construed as an inference that our future results will be unaffected by any items adjusted for in EBITDA and Adjusted EBITDA. In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of those adjusted in this presentation.
EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them either in isolation or as a substitute for analyzing our results as reported under U.S. GAAP. Some of these limitations include the following:
•
They do not reflect every expenditure, future requirements for capital expenditures or contractual commitments;

•
They do not reflect changes in our working capital needs;

•
They do not reflect the significant interest expense, or the amounts necessary to service interest or principal payments on our indebtedness;

•
They do not reflect income tax expense (benefit), and because the payment of taxes is part of our operations, tax expense is a necessary element of our costs and ability to operate;

•
Although depreciation and amortization are eliminated in the calculation of EBITDA and Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any costs of such replacements;

•
They do not reflect the non-cash component of share-based compensation;

•
EBITDA and Adjusted EBITDA do not reflect the impact of earnings or charges resulting from matters we consider not to be reflective, on a recurring basis, of our ongoing operations; and

•
Other companies in our industry may calculate EBITDA and Adjusted EBITDA, or similarly titled measures differently than we do, limiting its usefulness as a comparative measure.

We compensate for these limitations by relying primarily on our U.S. GAAP results and using EBITDA and Adjusted EBITDA only as supplemental information.
The following table reconciles our net income (loss) to Adjusted EBITDA:
	Successor		Predecessor	Pro Forma	Predecessor
	Year ended December 31, 2018	Period from May 12, 2017 to December 31, 2017	Period from January 1, 2017 to May 11, 2017	Year ended December 31, 2017	Year ended December 31, 2016
	(In Thousands)
Net (loss) income	$(35,301)	$(70,910)	$(19,863)	$(64,481)	$16,549
Interest expense	11,606	5,643	547	7,929	1,134
Depreciation and amortization	7,170	3,769	428	5,836	1,237
Impairment charges	3,244	45,425	—	45,425	—
Provision (benefit) for income taxes	102	(266)	85	(182)	144
EBITDA	(13,179)	(16,339)	(18,803)	(5,473)	18,776
Employee stock ownership plan charges	—	—	30,327	—	6,480
Inventory fair value adjustment(a)	798	11,531	—	11,531	—
Restructure and transaction costs(b)	4,238	4,305	—	4,305	—

	Successor		Predecessor	Pro Forma	Predecessor
	Year ended December 31, 2018	Period from May 12, 2017 to December 31, 2017	Period from January 1, 2017 to May 11, 2017	Year ended December 31, 2017	Year ended December 31, 2016
	(In Thousands)
EBITDA from deconsolidated entity(c)	—	—	(658)	—	(1,499)
Adjusted EBITDA	$(8,143)	$(503)	$10,866	$10,363	$24,045

(a)
This adjustment reflects the one-time amortization charges related to the step-up in basis of inventory, in connection with the Formation Transaction.

(b)
Restructure and transaction costs in 2018 are primarily related to assistance with corporate level business strategy, capital structure, and research for sources of various financial alternatives. Included in 2018 were $555 of management fees paid to affiliates of our 5% shareholders. In 2017, $3,185 of transaction costs were incurred in relation to the Formation Transaction and $542 of management fees were paid to affiliates of our 5% shareholders. The remaining balances were primarily related to other advisory, investment banking and professional services.

(c)
This adjustment eliminates the EBITDA of McDowell Group LLC (“McDowell”), a variable interest entity in which the Predecessor was the primary beneficiary until the Formation Transaction (when the debt guarantee giving rise to the assessment that the Predecessor was the primary beneficiary was settled).

(9)
Adjusted EBITDA margin is defined as Adjusted EBITDA divided by net sales.

(10)
Capital expenditures relate to purchases of property, plant, and equipment and computer software.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis provides information that we believe is relevant to an assessment and understanding of our results of operations and financial condition. You should read this analysis in conjunction with our audited and unaudited consolidated financial statements and related notes contained elsewhere in this prospectus. This discussion and analysis contains statements of a forward-looking nature relating to future events or our future financial performance. These statements are only predictions, and actual events or results may differ materially. In evaluating such statements, you should carefully consider the various factors identified in this prospectus, which could cause actual results to differ materially from those expressed in, or implied by, any forward-looking statements, including those set forth in “Risk Factors” in this prospectus. See “Special Note Regarding Forward-Looking Statements.” All amounts are in thousands of dollars.
Overview
With more than 40 years of operating history, we are a leading independent wholesaler and manufacturer of hydroponics equipment and commercial horticultural products. Hydroponics is the farming of plants without the use of soil with various implementation systems that can be organized in multiple combinations to optimize the applicable environment. Hydroponics allows end users to control variables including temperature, humidity, CO2, lighting, nutrient concentration and PH, to create a controlled farming environment. As such, the benefits of hydroponics, an essential element of controlled environment agriculture (“CEA”), include, but are not limited to year-round production, reduced water consumption, rapid production, increased production density (plants can be placed closer together and vertically farmed) and insulation from pests. CEA, as broadly defined, is a technology-based farming method whereby growers produce crops within an enclosed growing structure, such as a greenhouse or building, to provide protection and maintain optimal growing conditions throughout the development of the crop. CEA provides farmers with the flexibility to produce whatever they desire, whenever and wherever. We service these farmers through a network of retailers and resellers that connect to us utilizing an automated eCommerce system, providing just in time delivery capabilities. Our mission is to provide professional on time service, delivery and value by offering the right gardening products, innovation, and expertise to make indoor, hydroponic, organic and/or greenhouse efforts easier and more productive.
We currently maintain more than 5,000 stock keeping units (“SKUs”) in our core U.S. business, including proprietary and exclusive brands and we serve as a one-stop source for some of the most desirable branded hydroponic merchandise. Our product assortment includes advanced indoor garden, lighting and ventilation systems, liquid plant food products, heat mats, and other related products and accessories for hydroponic gardening. Approximately 65% of our sales relate to recurring consumable products, including growing media, nutrients and supplies that require regular replenishment. The remaining 35% of sales relate to durable products, such as hydroponic lighting and equipment. The majority of products we offer are produced by us or are supplied to us under exclusive or preferred brand relationships, providing for attractive margins and a significant competitive advantage as we offer retailers and resellers a breadth of products that cannot be purchased from our competitors. In addition, our diverse network of over 200 suppliers and proprietary sourcing capabilities presents a significant barrier to entry.
We utilize a vertically integrated operating model, shipping directly to retailers and resellers, providing what we believe to be nearly unmatched capabilities in the industry. We sell to a highly diverse group of over 2,000 customers across North America through four main channels: specialty hydroponic retailers (76% of sales), garden centers (14% of sales), eCommerce (8% of sales) and greenhouse suppliers (2% of sales). We believe that our six U.S.-based distribution centers can reach 90% of the U.S. population within 24 to 48 hours and that our two Canadian distribution centers can provide timely coverage to the full Canadian market. Through our product offerings, customer service and sales and marketing efforts, we estimate that we enjoy an approximately 30% and 40% market share in the U.S. and Canadian hydroponic wholesale markets, respectively.

Recent Developments
Acquisitions
In November 2017, we acquired Eddi’s Wholesale Garden Supplies, Ltd. (“Eddi’s”), and the distribution division of Greenstar Plant Products, Inc. (“GSD”), two of the leading hydroponics and lawn and garden distributors in Canada, with combined annual revenues of  $45.3 million for the year ended December 31, 2018 (the “Canadian Acquisitions”). The Canadian Acquisitions, combined with our existing infrastructure and experience, have enabled us to become, we believe, one of the leading lighting and hydroponics equipment distributors in Canada. We believe that this experience in Canada has prepared us to make additional acquisitions in the hydroponics industry, which will help us to continue to grow our market share.
Recent Transactions
Merger and Private Placement
In May 2017, Hydrofarm Investment Corp. (“HIC”), or the Successor, acquired, through its wholly-owned subsidiary, Hydrofarm Holdings, LLC, all of the capital stock of Hydrofarm, Inc., or the Predecessor, in a transaction referred to as the “Formation Transaction.” Concurrently with the acquisition by HIC, Hydrofarm, Inc. converted from an S-Corp to a limited liability company and was renamed Hydrofarm, LLC. We accounted for the Formation Transaction under Financial Accounting Standards Board’s, or FASB, Accounting Standards Codification Topic 805, “Business Combinations” as amended, as of the closing date, and as a result, the merger consideration was allocated to the respective fair values of the assets acquired and liabilities assumed from the Predecessor (commonly referred to as a “step-up in basis”). As a result of the application of acquisition method accounting, the Successor balances and amounts presented in the audited consolidated financial statements and footnotes are not comparable with those of the Predecessor.
On August 28, 2018, HIC merged with and into one of our wholly-owned subsidiaries, as part of a recapitalization of the Company in a transaction accounted for as a “reverse merger” where HIC is the “accounting acquirer/legal acquiree” and we are the “accounting acquiree/legal acquirer.” Consolidated financial statements prepared following a reverse merger are issued under the name of the legal parent (accounting acquiree) and are a continuation of the financial statements of the legal subsidiary (accounting acquirer), with one adjustment. The adjustment retroactively restates the accounting acquirer’s legal capital to reflect the legal capital of the accounting acquiree. Accordingly, the number of shares and stated capital of HIC have been retroactively adjusted using the exchange ratio established in the merger agreements to reflect the number of shares of we issued in the exchange.
In October 2018, we consummated a private placement offering of 16,619,616 units (each a “Unit,” and collectively, the “Units”) at a price per Unit or $2.50 for gross proceeds of approximately $41.5 million. Each Unit consisted of  (i) one (1) share of our common stock and (ii) a warrant (each a “Investor Warrant,” and collectively, the “Investor Warrants”), expiring three years after the earliest of  (x) the effectiveness of a resale registration statement, (y) the closing of an initial public offering of the Company’s common stock or (z) the closing of any other transaction or set of events that results in the Company being subject to the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), entitling the holder to purchase one-half  (1/2) share of our common stock at an initial exercise price of $5.00 per full share (the “Private Placement”). As part of the Private Placement, we issued the placement agents for the Private Placement, A.G.P./Alliance Global Partners and SternAegis Ventures (the “Placement Agents”) warrants to purchase 1,742,955 shares of our common stock (the “Placement Agent Warrants”).
On August 28, 2018 as discussed above, one of our wholly-owned subsidiaries merged with and into HIC, with HIC becoming our wholly-owned subsidiary and continuing its and its subsidiaries’ existing business operations, including those of Hydrofarm, LLC, a subsidiary of HIC (the “Merger”). As such, Successor refers to HIC and its wholly owned subsidiaries for the period from May 12, 2017 through August 27, 2018 and us and our wholly-owned subsidiaries from August 28, 2018 forward.

In connection with the Private Placement, (i) HIC raised $15.2 million from its existing stockholders through the issuance of 6,094,617 units (the “Concurrent Offering”) and (ii) Hydrofarm Holdings, LLC (“Hydrofarm Holdings”), a subsidiary of HIC, and its affiliates entered into certain amendments to Hydrofarm Holdings’ credit facilities to amend certain covenants and other provisions under such credit facilities (the “Loan Transactions,” and together with the Private Placement, Merger and Concurrent Offering, the “2018 Financing Transactions”). The consideration in the Concurrent Offering consisted of $11.1 million in cash from existing stockholders of HIC and the conversion of  $4.1 million of an aggregate principal amount plus interest outstanding under an outstanding note. As part of the Merger, the securities of HIC issued in the Concurrent Offering were exchanged into shares of our common stock and warrants to purchase our common stock having the same terms and conditions as the securities included in the Units issued in this Private Placement.
Encina Refinancing
In July 2019, certain of our subsidiaries (the “Subsidiary Obligors”) entered into a Loan and Security Agreement with Encina Business Credit, LLC (the “Encina Credit Facility”). The Encina Credit Facility provides for revolving borrowings of up to $45 million, subject to applicable borrowing base availability, and a limit of up to $15 million of borrowings for the Canadian subsidiaries party thereto, matures in July 2022, and is secured by a first-priority lien on all cash, accounts receivable and inventory of the Subsidiary Obligors and a second-lien priority lien on all other personal property of the Subsidiary Obligors. The Encina Credit Facility also provides for a swingline facility of up to $2.0 million. A portion of the proceeds borrowed under the Encina Credit Facility were used to pay in full the Loan and Security Agreement dated November 8, 2017, as amended from time to time, among Bank of America, N.A. and the obligors party thereto.
Results of Operations
The following table sets forth our consolidated statements of operations and for the periods presented (in thousands, except for share and per share amounts):
	Successor		Predecessor	Pro Forma
	Year ended December 31, 2018	Period from May 12, 2017 to December 31, 2017	Period from January 1, 2017 to May 11, 2017	Year ended December 31, 2017
	(In Thousands)
Net sales	$212,464	$151,525	$108,221	$259,746
Cost of goods sold(1)	183,690	141,119	86,925	228,044
Gross profit	28,774	10,406	21,296	31,702
Operating expenses:
General and administrative expenses	18,668	11,487	4,818	16,201
Salaries and benefits	16,463	8,679	4,630	13,309
Marketing expense	2,584	2,274	695	2,969
Employee stock ownership plan	—	—	30,327	—
Impairment charges	3,244	45,425	—	45,425
Depreciation and amortization	7,170	3,769	428	5,836
Interest expense	11,606	5,643	547	7,929
Other expense (income), net	4,238	4,305	(371)	4,696
Net loss before tax	(35,199)	(71,176)	(19,778)	(64,663)
Income tax (expense) benefit	(102)	266	(85)	182
Net loss	$(35,301)	$(70,910)	$(19,863)	$(64,481)
Other financial data
Adjusted EBITDA(2)	$(8,143)	$(503)	$10,866	$10,363
Capital expenditures(3)	1,715	2,403	1,586	3,989

(1)
Cost of goods sold excludes depreciation and amortization shown separately.

(2)
Adjusted EBITDA is a non-GAAP financial performance measure. See “Summary Consolidated Financial and Other Data” for more information and a reconciliation of Adjusted EBITDA to Net Loss, the most directly comparable financial measure calculated and presented in accordance with GAAP.

(3)
Capital Expenditures relate to purchases of property, plant, and equipment and computer software.

The following table sets forth our consolidated statements of operations as a percentage of revenues for the periods presented:
	Successor		Predecessor	Pro Forma
	Year ended December 31, 2018	Period from May 12, 2017 to December 31, 2017	Period from January 1, 2017 to May 11, 2017	Year ended December 31, 2017
	(In Thousands)
Net sales	100.0%	100.0%	100.0%	100.0%
Cost of goods sold(1)	86.5%	93.1%	80.3%	87.8%
Gross profit	13.5%	6.9%	19.7%	12.2%
Operating expenses:
General and administrative expenses	8.8%	7.6%	4.5%	6.2%
Salaries and benefits	7.7%	5.7%	4.3%	5.1%
Marketing expense	1.2%	1.5%	0.6%	1.1%
Employee stock ownership plan	0.0%	0.0%	28.0%	0.0%
Impairment charges	1.5%	30.0%	0.0%	17.5%
Depreciation and amortization	3.4%	2.5%	0.4%	2.2%
Interest expense	5.5%	3.7%	0.5%	3.1%
Other expense (income), net	2.0%	2.8%	(0.3%)	1.8%
Net loss before tax	(16.6%)	(46.9%)	(18.3%)	(24.8%)
Income tax (expense) benefit	(0.0%)	0.2%	(0.1%)	0.1%
Net loss	(16.6%)	(46.7%)	(18.4%)	(24.7%)
Comparison of 2018, Successor 2017 and Pro Forma 2017
References to “2018” refer to the full year ended December 31, 2018. References to “Successor 2017” refer to the period from commencement of operations (May 12, 2017) to December 31, 2017 and references to “Pro Forma 2017” refer to the year ended December 31, 2017 as if Hydrofarm Holding Group Inc., or the Successor, had acquired through its wholly-owned subsidiary, Hydrofarm Holdings, LLC, all of the capital stock of Hydrofarm, Inc., or the Predecessor, on January 1, 2017.
Net Sales
We distribute certain products that are used to improve the efficiency of the agricultural growing and the cultivation process. Our key products are growing media and nutrients, hydroponic systems, and lighting systems and bulbs.
Our diversified customer base is largely comprised of retailers of commercial and home gardening equipment and supplies, including: (i) garden centers and hardware stores, (ii) e-commerce webstores, such as Amazon.com (“Amazon”), (iii) specialty hydroponic retailers and (iv) commercial greenhouse builders. We anticipate that our product offerings will continue to attract a diversified customer base, especially as the hydroponics product retail market grows and the trend of U.S. state adoption of legalizing cannabis continues.

We have a ten-year relationship with Amazon that covers indoor gardening products. Amazon purchases and warehouses more than 2,000 of our SKUs to be sold to customers within the U.S.
Our net sales for 2018 was $212,464 compared to $259,746 for Pro Forma 2017, a decrease of  $47,282 or 18.2%. This decrease was due to a decline in sales in the U.S. resulting from a pull-back on equipment purchases by customers in California, as well as the loss of a hydroponic product lines from a larger supplier. This pull-back was, we believe, due principally to administrative delays in the issuance of licenses to cannabis growers, pursuant to regulations governing the implementation of legalization of adult-use cannabis. Administrative delays were magnified by a lack of staffing at the California State licensing board, which was charged with reviewing and issuing licenses to cannabis growers. The slowdown began in late 2017 and continued until the fourth quarter of 2018 when California accelerated its issuance of licenses to cannabis growers. The loss of certain hydroponic product lines from a large supplier required a transition period in order to replace those product lines with similar products from other vendors.
Our net sales for 2018 was $212,464 compared to $151,525 for Successor 2017, an increase of  $60,939 or 40.2%. This increase reflects net sales for all of 2018 compared to net sales for a partial year for Successor 2017, which only includes sales for a partial year for Successor 2017 due to the Formation Transaction on May 12, 2017 and the Canadian Acquisitions in November 2017.
Gross Profit
Our products include both our branded proprietary products and distributed products. We work with a network of third-party common carrier trucking/freight companies that service our customers across the globe. The majority of customer orders are shipped and delivered within 24 to 48 hours of order receipt. Shipments are delivered to customers via less-than-truckload common carriers, dedicated lease trucks, small parcel or vendor dropship.
Our gross profit was $28,774 for 2018 compared to $31,702 for Pro forma 2017, a decrease of  $2,928 or 9.2%. The decrease was primarily related to lower sales volumes and product discounts after a slowdown in the industry resulted in overstock, particularly for lighting products. Our gross profit percent was 13.5% for 2018 compared to 12.2% for Pro forma 2017, a 130 basis point increase, as inventory levels stabilized in the latter part of 2018, which slightly improved profit margins.
Our gross profit for 2018 was $28,774 compared to $10,406 for Successor 2017, an increase of  $18,368, or 176.5%. This increase reflects a full year of sales for 2018 versus a partial year of sales for Successor 2017 due to the Formation Transaction on May 12, 2017 and the Canadian Acquisitions in November 2017.
Our gross profit percent was 13.5% for 2018 compared to 6.9% for Successor 2017, a 660 basis point increase. Our cost of goods sold for Successor 2017 includes $11,531 of amortization from the step-up in basis of inventory acquired as part of the Formation Transaction and our Canadian Acquisitions (it was only $798 for 2018; see Notes 1 and 5 to our audited consolidated financial statements for December 31, 2018 and 2017, Description of the business, Formation Transaction and Business acquisitions other than the Formation Transaction for further information). These amortization expenses are one-time charges. Adjusting the gross margin percent to exclude the amortization increases Successor 2017 gross margin percent to 14.5% from 6.9%. The difference between the 13.5% for 2018 and 14.5% for Successor 2017 as adjusted, reflects the impact of the slowdown and overstock of inventory on profit margins. Adjusting the gross margin percent to exclude the amortization increases the Pro forma 2017 gross margin percent from 12.2% to 16.6%. The 16.6% for Pro forma 2017 as adjusted, reflects the same downward trend as seen in Successor 2017 but it had less impact on gross margin for the full year for 2017 because the downturn did not begin until the fall of 2017.
Operating Expenses
General and Administrative Expense
General and administrative expenses include occupancy costs (such as rent, common area maintenance and utilities), supplies and equipment, warranty, bad debt, banking and merchant fees, insurance, technology, communication, and professional fees (such as legal, accounting and audit, and payroll administration).

Our general and administrative expenses were $18,668 for 2018 compared to $16,201 for Pro Forma 2017, an increase of  $2,467 or 15.2%. This increase was primarily due the Canadian Acquisitions and an increase in facilities costs related to the opening of our Michigan distribution center, the expansion of one of our California distribution centers.
Our general and administrative expenses were $18,668 for 2018 compared to $11,487 for Successor 2017, an increase of  $7,181 or 62.5%. This increase was due to a full year of expenses for 2018 compared to a partial year of expenses for Successor 2017 due to the Formation Transaction on May 12, 2017 and the Canadian Acquisitions in November 2017. Additionally, our facilities costs increased due to the opening of our Michigan distribution center and the expansion of one of our California distribution centers.
Salaries and Benefits Expense
Most of our employees work in order processing, fulfilment and distribution, sales and marketing; finance and accounting; and technology support. Benefits include health insurance and a tax-qualified 401(k) retirement plan for U.S. employees. We recently added an employee stock option plan, but no options were issued as of December 31, 2018. We do not have any defined contribution or defined benefit plans.
Our salaries and benefit expenses were $16,463 for 2018 compared to $13,309 for Pro Forma 2017, an increase of  $3,154 or 23.7%. This increase was primarily due to the addition of employees from the Canadian Acquisitions and new hires of senior and executive staff in 2018 to accommodate expected growth.
Our salaries and benefit expenses were $16,463 for 2018 compared to $8,679 for Successor 2017, an increase of  $7,784 or 89.7%. This increase was due to a full year of expenses for 2018 compared to a partial year of expenses for Successor 2017 due to the Formation Transaction on May 12, 2017 and the Canadian Acquisitions in November 2017. Additionally, we hired senior and executive staff in 2018 to accommodate expected growth as well as the addition of employees from the Canadian Acquisitions.
Marketing Expense
Our marketing strategy consists of print media, online presence, and tradeshows (including private customer events). Marketing expenses include costs for conferences, conventions, trade shows, related travel costs, branding, catalog and advertising.
Our marketing expenses were $2,584 for 2018 compared to $2,969 for Pro Forma 2017, a decrease of $385 or 13.0%.
Our marketing expenses were $2,584 for 2018 compared to $2,274 for Successor 2017, an increase of $310 or 13.6%. This increase was due to a full year of expenses for 2018 compared to a partial year of expenses for Successor 2017 due to the Formation Transaction on May 12, 2017 and the Canadian Acquisitions in November 2017.
Impairment Charges
Impairment charges were $3,244, $45,425 and $45,425 for 2018, Successor 2017 and Pro Forma 2017, respectively.
In the fourth quarter of 2018, we identified indicators of impairment related to goodwill recorded in our Canadian reporting unit. As a result, we recognized an impairment charge of  $3,244 for the year ended December 31, 2018.
In the fourth quarter of 2017, we identified indicators of impairment for our U.S. reporting segment primarily due to the failure of the hydroponics industry in the U.S. to reach previously anticipated levels. Specifically, the expected growth impact of legalized adult-use cannabis requiring cultivators to invest in certain hydroponic and lighting equipment and nutrients supplied in the U.S. did not materialize because of delays due to licensing, regulation and tax procedures, primarily in California. As a result, we recognized impairment charges of  $32,732 to goodwill and $12,693 to trade names the Successor 2017 and Pro Forma 2017 periods.

See Note 11, Impairment of indefinite-lived intangible assets, long-lived tangible and definite-lived intangible assets, and goodwill, in our audited consolidated financial statements for the year ended December 31, 2018 and 2017 for a more complete discussion of our impairment analysis.
Depreciation and Amortization
Our depreciation and amortization was $7,170 for 2018 compared to $5,836 for Pro Forma 2017, an increase by $1,344 or 22.9%. This increase was primarily due to the Canadian acquisitions in 2017 and an increase in depreciation expense due to computer software.
Our depreciation and amortization was $7,170 for 2018 compared to $3,769 for Successor 2017, an increase of  $3,401 or 90.2%. This increase was primarily due to acquisition of intangible assets as part of the Formation Transaction on May 12, 2017 and the Canadian Acquisitions in November 2017. Depreciation expense for computer software also increased.
Interest Expense
Our interest expense was $11,606 for 2018 compared to $7,929 for Pro Forma 2017, an increase of $3,677 or 46.4%. The increase was due to increases in the effective interest rate from the Brightwood Term Loan and BofA Credit Facility. Additionally, principal and interest payments were deferred in 2018 due to failure to meet covenants in 2018. During 2018, $6,795 of interest was capitalized into principal, which resulted in additional interest expense from the increase in the principal balance throughout the year.
Our interest expense was $11,606 for 2018 compared to $5,643 for Successor 2017, an increase of $5,963 or 105.7%. This increase was due to a full year of interest expense for 2018 compared to a partial year of expenses for Successor 2017 due to the Formation Transaction on May 12, 2017 and the Canadian Acquisitions in November 2017. This increase was also due to increases in the effective interest rate from the term loan (the “Brightwood Term Loan”) with Brightwood Loan Services, LLC and credit facility with Bank of America, N.A. (the “BofA Credit Facility”). Additionally, principal and interest payments were deferred in 2018 due to our failure to meet certain financial covenants in 2018. During 2018, $6,795 of interest was capitalized into principal, which resulted in additional interest expense from the increase in the principal balance throughout the year
The effective interest rate on the Brightwood Term Loan at December 31, 2017 was 8.18% which increased to 12.13% at December 31, 2018 due to the default interest of 300 basis points added to the margin as a result of our inability to comply with debt covenants during most of 2018.
Similarly, the effective interest rate on our BofA Credit Facility for 2017 ranged from 3.31% to 3.32% and increased to 5.00% to 5.06% for 2018 due to the default interest of 200 basis points added to the margin as a result of our inability to comply with certain financial covenants during most of 2018.
Other Expense, Net
Our other expenses, net were $4,238 for 2018 compared to $4,696 for Pro Forma 2017, a decrease of $458 or 9.8%. This decrease was primarily due to the deconsolidation of the income and expenses of McDowell Group LLC (“McDowell”), a variable interest entity in which the Predecessor was the primary beneficiary until the Formation Transaction (when the debt guarantee giving rise to the assessment that the Predecessor was the primary beneficiary was settled) as if it were deconsolidated as of January 1, 2017.
Our other expenses, net were $4,238 for 2018 compared to $4,305 for Successor 2017, a decrease of  $67 or 1.6%. This decrease was primarily due to a $769 gain in 2018 from the release of an earn-out accrual related to one of our Canadian Acquisitions and increases in costs related to assistance with corporate level business strategy, capital structure, and research for sources of various financial alternatives, partially offset by a decrease in transaction costs. Successor 2017 included $3,185 of transaction costs related to the Formation Transaction.
Income Tax Benefit (Expense)
We recognized a provision for income taxes of  ($102) for 2018 and a benefit from income taxes of  $266 for Successor 2017. Although we generated substantial net operating loss carryforwards (“NOLs”) in most of our taxable justifications which creates a deferred tax asset, we provided a valuation allowance against such amount because of uncertainty related to our ability to utilize the NOL’s in the future. The provision for income taxes for 2018 reflects minimum state taxes and taxes on certain of our non-U.S. subsidiaries. The tax benefit for Successor 2017 is associated with the non-U.S. subsidiaries. The reduction in the tax benefit in Pro Forma 2017 compared to Successor 2017 reflects the additional minimum state taxes included for the period from January 1, 2017 to May 11, 2017.
EBITDA and Adjusted EBITDA
The following table reconciles our net income or loss to Adjusted EBITDA for the periods presented (in thousands, except for share and per share amounts):
	Successor		Predecessor	Pro Forma	Predecessor
	Year ended December 31, 2018	Period from May 12, 2017 to December 31, 2017	Period from January 1, 2017 to May 11, 2017	Year ended December 31, 2017	Year ended December 31, 2016
	(In Thousands)
Net (loss) income	$(35,301)	$(70,910)	$(19,863)	$(64,481)	$16,549
Interest expense	11,606	5,643	547	7,929	1,134
Depreciation and amortization	7,170	3,769	428	5,836	1,237
Impairment charges	3,244	45,425	—	45,425	—
Provision (benefit) for income taxes	102	(266)	85	(182)	144
EBITDA	(13,179)	(16,339)	(18,803)	(5,473)	19,064
Employee stock ownership plan charges	—	—	30,327	—	6,480
Inventory fair value adjustment(1)	798	11,531	—	11,531	—
Restructure and transaction costs(2)	4,238	4,305	—	4,305	—
EBITDA from deconsolidated entity(3)	—	—	(658)	—	(1,499)
Adjusted EBITDA	$(8,143)	$(503)	$10,866	$10,363	$24,045

(1)
This adjustment reflects the one-time amortization charges related to the step-up in basis of inventory, in connection with the Formation Transaction.

(2)
Restructure and transaction costs in 2018 are primarily related to assistance with corporate level business strategy, capital structure, and research for sources of various financial alternatives. Included in 2018 were $555 of management fees paid to affiliates of our 5% shareholders. In 2017, $3,185 of transaction costs were incurred in relation to the Formation Transaction and $542 of management fees were paid to affiliates of our 5% shareholders. The remaining balances were primarily related to other advisory, investment banking and professional services.

(3)
This adjustment eliminates the EBITDA of McDowell Group LLC (“McDowell”), a variable interest entity in which the Predecessor was the primary beneficiary until the Formation Transaction (when the debt guarantee giving rise to the assessment that the Predecessor was the primary beneficiary was settled.

EBITDA was a deficit of  $(13,179) for 2018, compared to a deficit of  $(16,339) for Successor 2017, an increase of  $3,160 or 19.3% due to the step-up in basis of inventory costs from the Formation Transaction in Successor 2017. Adjusted EBITDA for 2018 was $(8,143) for 2018 compared to $(503) for Successor 2017, a decrease of  $7,640, due primarily to lower gross margins and higher operating expenses.
EBITDA was a deficit of  $(13,179) for 2018, compared to ($5,474) for Pro Forma 2017, a decrease of $7,705. Adjusted EBITDA for 2018 was $(8,143) for 2018 compared to $10,363 for Pro Forma 2017, a decrease of  $18,506. The changes are due to the reasons noted above.

Liquidity and Capital Resources
The following table summarizes our cash flows for the year ended December 31, 2018 and the period from commencement of operations (May 12, 2017) to December 31, 2017:
	Successor
	Year ended December 31, 2018	Period from May 12, 2017 to December 31, 2017
	(In Thousands)
Net cash provided by (used in) operating activities	$4,303	$(13,390)
Net cash used in investing activities	(3,178)	(207,877)
Net cash provided by (used in) financing activities	25,516	222,165
Operating Activities
Net cash provided by operating activities was $4,303 for 2018, primarily consisting of  $27,493 of cash generated from reduced inventory purchases and collections of accounts receivable that were offset by $8,308 of our working capital due to timing of payments of accounts payables and accrued liabilities. We also paid $613 more for taxes in 2018 than in Successor 2017. Additionally, during 2018 we had lower gross margins (excluding non-cash expenses) and higher operating expenses compared to Successor 2017.
Net cash used in operating activities was $13,390 for Successor 2017, primarily consisting of  $5,599 of cash used for inventory purchases offset by increased cash collections for accounts receivable. Additionally, we used $3,482 of our working capital due to the timing of payments of accounts payables and accrued liabilities as compared to the prior period.
Investing Activities
Net cash used in investing activities was $3,178 in 2018, primarily consisting of a $2,000 origination of an interest-bearing term loan and a $1,343 purchase of equipment.
Net cash used in investing activities was $207,877 in Successor 2017, primarily consisting of the Formation Transaction for $191,821 and our purchases of Eddi’s and GSD for $22,699. This was partially offset by sale of property and equipment of  $9,046 due to the sale leaseback for a distribution center in Denver, Colorado.
Financing Activities
Net cash provided by financing activities was $25,516 in 2018, primarily consisting of a $48,124 from our offering of common stock to investors, net of costs and borrowed a net of  $4,000 from a related party, offset by a $27,406 net payment on debt.
Net cash provided by financing activities was $222,165 in Successor 2017, from capital raised and debt issued to fund the purchase of the business referred to as our Formation Transaction.
Cash, Working Capital and Credit Facilities
As of December 31, 2018, we had a cash balance of  $27,923 and working capital of  $56,795.
As described in Note 2, Going concern, Note 13, Debt, and Note 20, Subsequent events, in the footnotes to our audited consolidated financial statements, modifications to the agreements made in March 2019 terminates the BofA Agreement (with a balance of  $20,742 as of December 31, 2018) in July 2019, and amends the Brightwood Term Loan agreement to require that the BofA Agreement be replaced with another financial source.
In July 2019, the Company replaced the BofA Agreement with a revolving credit facility with Encina Business Credit, LLC (“Encina” and “Encina Credit Facility”).

Additionally, management has implemented initiatives to increase net sales and better its cost structure with revenue in efforts to organically improve operations and financial position sufficient to meet future financial covenants tests, among other objectives.
Bank of America Revolving Credit Facility
The Subsidiary Obligors (our wholly owned and indirect subsidiaries) are parties to a Loan and Security Agreement with Bank of America, N.A., as agent (“Bank of America”), and other lenders party thereto (as amended and restated to date, the “BofA Agreement”).
The BofA Agreement provided for an initial maximum borrowing limit of  $45,000 and a maturity date of February 10, 2022 with interest at the 30-day LIBOR rate plus applicable margin, which was 2.50% and 1.75% at December 31, 2018 and 2017, respectively. A fee of 0.375% is charged for available but unused borrowings. An additional 200 basis points is added to the interest rate for any period during which the loan was in default. On November 8, 2017, the maximum borrowing limit was increased to $60,000 in connection with the Canadian Acquisitions. The BofA Agreement was secured by working capital assets and a second lien on non-working capital assets, and requires various restrictive covenants and financial ratios. Additionally, the agreement required that the Subsidiary Obligors be in compliance with the financial and qualitative covenants of all other debt agreements.
During the period from inception (May 12, 2017) to December 31, 2017, there were no principal payments made and interest expense recognized totaled $1,308. The effective interest rates on the BofA Agreement ranged from 3.31 % to 3.32% on December 31, 2017. The Subsidiary Obligors were not in compliance with these covenants as of September 30, 2017 and December 31, 2017.
The Subsidiary Obligors and Bank of America entered into a forbearance agreement (the “BofA Forbearance Agreement”) in May 2018, which was subsequently amended in July 2018 to address failure to meet financial covenants as of March and June 2018. As part of the BofA Forbearance Agreement, a shareholder agreed to provide Hydrofarm Holdings, LLC with an unsecured subordinated loan of  $4,000 for a period and at terms specified in the BofA Forbearance Agreement, to provide for working capital needs of the Subsidiary Obligors. The BofA Forbearance Agreement included modifications to the borrowing base, and to the fixed charge coverage and EBITDA financial covenants. A forbearance fee of $75 was paid at execution of the BofA Forbearance Agreement. In exchange for the revised terms and loan, Bank of America agreed to forbear from exercising its rights and remedies under the loan agreements in connection with such defaults through August 2018.
In August 2018, the Subsidiary Obligors entered into a third amendment and waiver to the loan and security agreement (the “BofA Third Amendment”) whereby Bank of America (and Brightwood) waived certain continuing events of default and agreed to amend certain covenants and provisions of the Term Note credit agreement to bring the Subsidiary Obligors back in compliance with the covenants under the BofA Agreement. A key financial provision in the BofA Third Amendment was our commitment to conduct a private placement of its common stock; this commitment was fulfilled upon the Offering and Concurrent Offering which raised $48,124 of net proceeds. Other key changes in the BofA Third Amendment included the addition of a minimum availability covenant which requires the Subsidiary Obligors to have cash and cash equivalents deposited in Bank of America and a minimum EBITDA requirement which requires that the Subsidiary Obligors maintain minimum monthly measured EBITDA for periods as defined. Fees related to the amendments totaling $100 were paid.
In order to comply with the financial covenant provisions as of November 30, 2018, the Subsidiary Obligors issued a cure notice and made a debt service payment of  $1,151 with proceeds from an equity contribution from its parent in January 2019 to the BofA Agreement, thus bringing the Subsidiary Obligors back in compliance with the amended covenants provided for under both the TL Amendment No. 3 (as defined below) and BofA Third Amendment as of December 31, 2018.
On March 15, 2019, the Brightwood Term Note and the BofA Agreement were subsequently amended by the Brightwood Fourth Amendment and BofA Fourth Amendment, respectively. The Brightwood Fourth Amendment required the Subsidiary Obligors make a $3,000 prepayment on the Term Note. Key financial provisions in the Brightwood Fourth Amendment included modification of the EBITDA financial covenant and a provision that requires the Subsidiary Obligors to refinance the BofA Agreement prior to its repayment and termination with another credit facility. The Brightwood Fourth Amendment gave Brightwood the option to require HIC to enter into a guaranty and security agreement regarding the Term Note upon a future acquisition. A fee of  $407 was charged for these amendments. Key modifications to the BofA Agreement in the BofA Fourth Amendment included a revision to the margin to provide one rate regardless of the level of borrowing at 2.00% for prime rate based loans and 3.00% of LIBOR based loans, a modification to the EBITDA financial covenant, change to the termination date to June 2019, changes to availability reserves and borrowing base calculations, and adjustments to the US revolver commitment to $45,000 with a Canadian revolver sublimit of  $10,000. A fee of  $100 was charged for these amendments.
Under the agreements with Bank of America and Brightwood, substantially all consolidated net assets are subject to limitations regarding the restrictions of payment of dividends, either from the Subsidiary Obligors to their parent.
Term Loan Agreement
The Subsidiary Obligors (our wholly owned and indirect subsidiaries) and Brightwood Loan Services, LLC (“Brightwood”) and the other lenders party thereto (the “Term Loan Lenders”) are parties to: (i) that certain Credit Agreement, dated as of May 12, 2017 among the Subsidiary Obligors, the Term Loan Agent and the Term Loan Lenders, as amended by that certain Amendment No. 1 to Credit Agreement dated as of September 21, 2017, that certain Amendment No. 2 to Credit Agreement dated as of November 8, 2017, that certain Forbearance Agreement and Amendment to Credit Agreement dated as of May 18, 2018, that certain Amendment No. 1 to Forbearance Agreement dated as of July 16, 2018, that certain Waiver and Amendment No. 3 to Credit Agreement dated as of August 24, 2018 (“TL Amendment No. 3”), that certain Amendment No. 4 to Credit Agreement dated as of March 15, 2019 (“TL Amendment No. 4”), that certain Amendment No. 5 to Credit Agreement dated as of the Closing Date and as may be further amended, amended and restated, modified or supplemented from time to time in accordance with the terms thereof  (as amended to date, the “Term Loan Agreement”). The Term Loan Agreement provides for a $75 million term loan.
TL Amendment No. 4 required the Subsidiary Obligors make a $3,000 prepayment on the Term Note. Key financial provisions in the TL Amendment No. 4 included modification of the EBITDA financial covenant, deferral of the obligation to comply with financial covenants through the fourth quarter of 2019, deferral of the payment of principal and interest until certain covenant levels are met and an increase in the interest rate as described in the following paragraph. It also required the Subsidiary Obligors refinance the BofA Agreement prior to its repayment and termination with another credit facility. TL Amendment No. 4 also gave Brightwood the option to require HIC to enter into a guaranty and security agreement regarding the Term Note upon a future acquisition. A fee of  $407 was charged for these amendments.
The current interest rate under the Term Loan Agreement is Libor plus 1000 basis points or the Base Rate plus 900 basis points through December 31, 2019 and thereafter LIBOR plus 850 basis points and the Base Rate plus 750 basis points; provided, that at such time that the Total Net Leverage Ratio is less than 5.50:1.00, the interest rate shall be LIBOR plus 700 basis points or the Base Rate plus 600 basis points. The annual principal amortization is 2.5% of the original amount of Term Loans on the initial closing date of May 12, 2017; provided, that no amortization payments shall be made during the period commencing on June 30, 2018 and ending on the date the Fixed Charge Coverage Ratio as of the last day of any two consecutive fiscal quarters shall have been not less than 1.10:1.00 (which date must be after January 1, 2020). The Subsidiary Obligors are obligated to repay the amounts used under the Term Loan Agreement in full by May 12, 2022, subject to certain terms that may require earlier payment.
To secure the prompt payment and performance of obligations required under the Term Loan Agreement and the Intercreditor Agreement (as defined below), the Subsidiary Obligors have granted the Term Loan Lenders a second-priority lien on all cash, accounts receivable and inventory of the Subsidiary Obligors and a first-priority lien on all other assets and personal property of the Subsidiary Obligors, subject to certain exceptions.
Furthermore, until full payment of all obligations under the Term Loan Agreement, the Subsidiary Obligors shall not do, among other things, any of the following, except as permitted by the Term Loan Agreement:

•
merge, divide or consolidate, form any new subsidiary, acquire any interest in any Person (as defined therein), or wind-up or cease operations, dissolve or liquidate;

•
create, assume, incur issue, guarantee or otherwise become or remain obligated in respect of, or permit to be outstanding, any indebtedness (as such term is defined therein);

•
make acquisitions;

•
change its name or jurisdiction of formation;

•
dispose of any assets;

•
make loans or investments;

•
create, incur, assume or suffer to exist any lien;

•
authorize, enter into, or execute any agreements giving a Secured Party (as defined therein) control of a Deposit Account (as defined therein) or Securities Accounts (as defined therein);

•
enter into any covenant or agreement that restricts the Subsidiary Obligors from pledging or granting a security interest in, mortgaging, assigning, encumbering or otherwise creating a lien on any of its property in favor of a Lender (as defined therein);

•
guaranty or become liable for the obligations of another party;

•
make a restricted payment;

•
redeem, retire, purchase or otherwise acquire any of an Subsidiary Obligors’ capital stock or other equity interests; or

•
engage, directly or indirectly, in a business other than the business which is being conducted on the date hereof.

Under the Term Loan Agreement, the following actions, among others, could be deemed to be an “event of default” that may result in the automatic acceleration of the due date, payment of all obligations, and termination of all revolver commitments would be terminated, without any action by the Term Loan Lenders or notice of any kind.
•
Failure to pay obligations when due;

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Any representation, warranty, statement, report or certificate made or delivered is untrue or misleading in any material respect;

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A default in the performance and observance of certain covenants;

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A guarantor repudiates, revokes or attempts to revoke its guaranty;

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The actual or attempted revocation or termination of, or limitation or denial of liability under, any guaranty of any of the Obligations (as defined therein), or any security document securing any of the Obligations;

•
The commencement of an involuntary case or other proceeding against any Subsidiary Obligor; or

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A change of control occurs.

As of December 31, 2018 and 2017, we had borrowings outstanding under the Term Loan Agreement of approximately $80.4 million and $74.1 million, respectively.
First National Equipment Lease Agreement
On February 13, 2018, and as amended on March 20, 2018, we entered into the First National Equipment Lease Agreement with First National Capital. Under the First National Equipment Lease Agreement we leased equipment for day-to-day operations with an aggregate cost of  $797,743, with a 48-month term. We must keep all equipment leased under the First National Equipment Lease Agreement free of any liens and encumbrances of any kind or nature other than those created by, through or under First National.

On March 20, 2018, First National Capital assigned to Continental Bank all of its rights, title and interest in and to the respective lease documents and the property leased pursuant to such documents. As of the date of this prospectus, we have made all monthly payments as scheduled and foresee that we will continue to do so.
Eltac Sabadell
Our wholly-owned, indirect subsidiary, Eltac XXI, S.L. (“Eltac”) is party to a lending agreement with Banco de Sabadell, S.A. (the “Sabadell Agreement”). Under the Sabadell Agreement, Eltac received a €700,000 revolving credit facility, which matures on June 23, 2019 and is underwritten by an $800,000 USD standby letter of credit issued under the BofA Agreement by the Subsidiary Obligors for benefit of Banco de Sabadell, S.A., for the purpose of financing €600,000 working capital and €100,000 for a bonded warehouse guarantee. The credit facility automatically renews annually provided the underlying guarantee is current. As of December 31, 2018, the loan balance under the Sabadell Agreement was €327,217.
Off-Balance Sheet Arrangements
During the periods presented, we did not have, nor do we currently have, any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities.
Contractual Obligations
Contractual obligations as of December 31, 2018 consist of the following:
	Less than 1 year	1 – 3 years	4 – 5 years	Thereafter	Total
Lease obligations(1)	$4,473	$7,979	$5,347	$9,555	$27,354
Principal payments on long term debt(2)	20,420	5,251	76,492	—	102,163
Interest on long term debt(3)	11,432	18,321	5,730	—	35,483
Total contractual obligations	$36,325	$31,531	$87,569	$9,555	$165,000

(1)
Includes leases related to corporate headquarters, distribution centers and equipment rentals.

(2)
Includes principal payments that will be made based on the amended terms and conditions under the Third Amendment and Waiver for the Brightwood Term Note and BofA Agreement.

(3)
Represents the expected cash payments for interest on our long-term debt based on the amounts outstanding as of the end of each period and the interest rates applicable on such debt as of December 31, 2018, including interest that has been capitalized as part of principal under the amended terms and conditions of the Third Amendment and Waiver for the Brightwood Term Note.

Critical Accounting Policies
In preparing our Consolidated Financial Statements in conformity with U.S. GAAP, we must make decisions that impact the reported amounts of assets, liabilities, revenues and expenses, and related disclosures. Such decisions include the selection of the appropriate accounting principles to be applied and the assumptions on which to base accounting estimates. In reaching such decisions, we apply judgments based on our understanding and analysis of the relevant circumstances, historical experience, and business valuations. Actual amounts could differ from those estimated at the time the Consolidated Financial Statements are prepared.
Our significant accounting policies are described in Note 3 of the Notes to Consolidated Financial Statements. Some of those significant accounting policies require us to make difficult, subjective, or complex judgments or estimates. An accounting estimate is considered to be critical if it meets both of the following criteria: (i) the estimate requires assumptions about matters that are highly uncertain at the time the accounting estimate is made, and (ii) different estimates reasonably could have been used, or changes in the estimate that are reasonably likely to occur from period to period may have a material impact on the presentation of our financial condition, changes in financial condition, or results of operations. Our critical accounting estimates include the following:
Revenue recognition, volume rebates and provision for doubtful accounts
All of our revenue is derived from the sale of inventory, and we recognize revenue when products are transferred to the customer. Revenue is adjusted for estimated refunds related to projected volume rebates based on actual revenue to date and internal and customer-provided sales projections.
The recognition of volume rebates and provisions for doubtful accounts require the use of estimates. While we believe these estimates to be reasonable based on the then current facts and circumstances, there can be no assurance that actual amounts realized will not differ materially from estimated amounts recorded.
Provisions for uncollectible receivables due from customers are established based on management’s judgment as to the ultimate collectability of these balances and are recorded net of the receivable.
Inventories
Inventories comprised of finished goods are stated at the lower of cost or market determined by the first-in, first-out method of accounting. Cost is determined on a weighted average basis and includes the purchase price and other costs such as import duties, taxes and transportation costs. Transportation costs include freight and in-bound handling costs incurred to pre-position goods in our warehouse network. Adjustments to net realizable value for excess and obsolete inventory are based on a variety of factors, including product changes and improvements, changes in active ingredient availability and regulatory acceptance, new product introductions and estimated future demand. Our consideration of net realizable value also considers slow moving inventory and whether price adjustments will be needed to impact saleability. The adequacy of our adjustments could be materially affected by changes in the supply and demand for our products.
Long-lived tangible and finite-lived intangible assets
Long-lived tangible assets, primarily property, plant and equipment, are stated at cost. Depreciation is provided on the straight-line method and based on the estimated useful economic lives of the assets. Intangible assets with finite lives, and therefore subject to amortization, include customer relationships, the enterprise resource software and certain tradenames. These intangible assets are being amortized over their estimated useful economic lives typically ranging from 3 to 18 years.
We qualitatively assess potential indicators of impairment, referred to informally as Step 0, of our long-lived tangible and finite-lived intangible assets whenever events or changes in circumstances indicate that the asset or asset group’s carrying value may not be recoverable. An asset group is defined as the lowest level for which identifiable cash flows can be associated with groups of assets and related liabilities. If indicators are present, we follow a quantitative two-step process when testing for impairment. In Step 1, we perform a recoverability test by analyzing whether the carrying amount of the asset or asset group exceeds the sum of the undiscounted cash flows expected to result from their use over their expected life and eventual disposition. If the sum of the future undiscounted cash flows are greater than the carrying amount, the test is passed and no further work is performed. If the carrying amount is greater than the sum of the future undiscounted cash flows, the recovery test is deemed to have failed, and Step 2 is performed. In Step 2, the fair values of the long-lived tangible and definite-lived intangible assets are determined, and an impairment charge is recognized based on the excess of the carrying amount of the long-lived asset over its respective fair value.
We use assumptions for revenue and expenses such as forecasted growth rates, margin estimates, historical cost ratios, capital additions and working capital needs, which are consistent with internal projections and operating plans. The forecast period is estimated using the useful lives of primary assets in the group which involves judgement about assets to be included in the group subject to the test and to economic and technological obsolesce impacting the term. These and other assumptions are impacted by economic conditions and expectations of management and materially different assumptions in the future regarding the performance of the businesses could impact the useful lives of assets or estimate of future undiscounted cash flows.
Goodwill and indefinite-lived intangible assets
Goodwill and indefinite-life intangible assets are not amortized, but are tested at least annually for impairment and whenever events or changes in circumstances indicate that impairment may have occurred (same as Step 0 discussed above). Impairment testing for goodwill is performed separately from, and after, impairment testing of indefinite-life intangible assets.
When indicators of impairment are present, indefinite-lived intangible assets are tested for impairment by comparing their book values to the estimated fair value. Our estimate of fair value for indefinite-life intangible assets is usually based on a form of the income approach which relies on inputs including projected revenues from our forecasting process, an assumed royalty rate, and a discount rate. Assumptions used in our impairment evaluations, such as forecasted growth rates and discount rates, are consistent with internal projections and operating plans. Materially different assumptions regarding future performance of our businesses or a different weighted-average cost of capital could result in impairment losses or additional amortization expense.
Testing for goodwill impairment is performed at the reporting unit level; our reporting units are the same as our reportable segments. With respect to this testing, a reporting unit is a component of the company for which discrete financial information is available and regularly reviewed by management and can be the same as segments or one level below segments. We may first perform an assessment for potential indicators of impairment (informally referred to as Step 0) to determine if it is necessary to perform the two-step goodwill impairment test. If it is “more likely than not” that the fair value of the reporting unit is less than its carrying amount including goodwill, then the Company will proceed with the two-step test. In conducting the initial qualitative assessment, we analyze actual and projected growth trends for net sales, gross margin, and earnings for each reporting unit, as well as historical versus planned performance. Additionally, each reporting unit assesses critical areas that may impact its business, including macroeconomic conditions, market-related exposures, competitive changes, new or discontinued products, changes in key personnel, or any other potential risks to projected financial results. All assumptions used in the qualitative assessment require significant judgment.
When it is “more likely than not” that the fair value is less than the carrying amount, the two-step impairment process is performed. In Step 1, we first determine and then compare the fair value of the reporting unit including goodwill to its carrying amount. The fair value of a reporting unit is determined by using a combination of the income and market approaches. Inputs use assumptions such as forecasted revenue, revenue growth rates, margin estimates, various expenses, capital additions, working capital needs, and a reversion value. Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. Where available, and as appropriate, comparable market multiples and our company’s market capitalization are also used to corroborate the results of the discounted cash flow models. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered impaired and we are not required to perform further testing. If the carrying amount of the reporting unit exceeds its fair value, then Step 2 must be completed in order to determine the amount of goodwill impairment that should be recorded. In Step 2, the “implied fair value” of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill. Historically, the significant part of this process is estimating the fair value of customer relationships which utilizes the discounted value of revenue from existing customers adjusted for estimated attrition. Revenue for this purpose is derived from forecasted revenue discussed at the beginning of this paragraph; revenue from existing customers is then adjusted for a survivor curve utilizing an annual attrition rate. The “implied fair value” of the goodwill that results from the application of Step 2 is then compared to the carrying amount of the goodwill. An impairment charge is recorded for any excess carrying amount of goodwill over the “implied fair value” of goodwill.
Fair value estimates employed in our annual impairment review of indefinite-lived intangible assets and goodwill were determined using discounted cash flow models involving several assumptions. Changes in our assumptions could materially impact our fair value estimates. Assumptions critical to our fair value estimates were: (i) discount rates such as the weight average cost of capital used in determining the fair value of the reporting units and intangible assets; (ii) royalty rates used in our intangible asset valuations; (iii) projected revenue and operating profit growth rates used in the reporting unit and intangible asset models; (iv) attrition rate related to revenue from existing customers; (v) expenses; and (vi) reversion or capitalization multiples used in the derivation of terminal year values. These and other assumptions are impacted by economic conditions and expectations of management and may change in the future based on period specific facts and circumstances.
Share-based compensation arrangements
Stock-based compensation cost is measured at grant date, based on the fair value of the award, and is recognized on a straight-line method over the requisite service period for awards expected to vest. We estimate the fair value of employee stock-based payment awards subject to only a service condition on the date of grant using the Black-Scholes valuation model. The Black-Scholes model requires the use of highly subjective and complex assumptions, including the option’s expected term and the price volatility of the underlying stock. We estimate the fair value of employee stock-based payment awards subject to both a market condition and the occurrence of a performance condition on the date of grant using a Monte Carlo simulation model that assumes the performance criteria will be met and the target payout levels will be achieved. We will continue to use the Black-Scholes and Monte Carlo models for option pricing following the consummation of this offering.
Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We recognize compensation expense for awards expected to vest with only a service condition on a straight-line basis over the requisite service period, which is generally the award’s vesting period. Vesting of these awards is accelerated for certain employees in the event of a change in control. Compensation expense for employee stock-based awards whose vesting is subject to the fulfillment of both a market condition and the occurrence of a performance condition is recognized on a graded-vesting basis at the time the achievement of the performance condition becomes probable.
The expected stock price volatility for the common stock was estimated by taking the average historic price volatility for industry peers based on daily price observations over a period equivalent to the expected term of the stock option grants. Industry peers consist of several public companies in our industry which are of similar size, complexity and stage of development. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury implied yield at the date of grant. The weighted-average expected term is determined with reference to historical exercise and post-vesting cancellation experience and the vesting period and contractual term of the awards. The forfeitures rate is estimated based on historical experience and expected future activity.
The fair value of shares of common stock underlying the stock options has historically been the determined by our board of directors, with input from management. Because there has been no public market for our common stock, the board of directors determined the fair value of common stock at the time of grant by considering a number of objective and subjective factors including quarterly independent third-party valuations of our common stock, operating and financial performance, the lack of liquidity of our capital stock and general and industry specific economic outlook, among other factors. The third-party valuation of our common stock used a combination of the discounted cash flow method under the income approach, the guideline public company method under the market approach and the guideline merged and acquired method under the market approach. The material assumptions used in the income approach method is the estimated future cash flows and the associated discount rate used to discount such cash flows. The material assumptions used in the market approach methods are estimated future revenue and EBITDA. While these material assumptions are subjective in nature, we have not deemed them complex. Following the consummation of this offering, the fair value of our common stock will be the closing price of our common stock as reported on the date of grant.
Recent accounting pronouncements
For information regarding recent accounting pronouncements, refer to Note 4 in our Notes to Consolidated Financial Statements in the sections entitled “New Accounting Pronouncements Adopted” and “New Accounting Pronouncements Not Yet Adopted”, included in Part II, Item 8, “Financial Statements and Supplementary Data” of this report.

Other significant accounting policies
Other significant accounting policies, primarily those with lower levels of uncertainty than those discussed above, are also critical to understanding the consolidated financial statements. The Notes to Consolidated Financial Statements included in this filing contain additional information related to our accounting policies, including recent accounting pronouncements, and should be read in conjunction with this discussion.
Quantitative and Qualitative Disclosures about Market Risk
Interest Rate Risk
We currently have no material exposure to interest rate risk from investments. In the future, we intend to invest our excess cash primarily in money market funds, debt instruments of the U.S. government and its agencies and in high quality corporate bonds and commercial paper. Due to the short-term nature of these investments, we do not believe that there will be material exposure to interest rate risk arising from our investments.
Our operating results are subject to risk from interest rate fluctuations on our credit facilities, which carry variable interest rates.
Foreign Currency Risk
Prior to November 2017, most of our product sales, inventory purchases and operating expenses were denominated in U.S. dollars (USD) except for activity in Canada, Spain and China. We therefore did not have any significant foreign currency risk associated with these activities.
In November 2017, we acquired Eddi’s and GSD. The functional currency of these entities is the Canadian dollar. For the purposes of presenting these consolidated financial statements, the assets and liabilities of subsidiaries with CAD or Euro functional currencies are translated into USD using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average rate prevailing during the period with exchange differences impacting other comprehensive income (loss) in equity. While currently a portion of our inventory purchases for Eddi’s and GSD are in USD, their product sales will primarily be in Canadian dollars. Additionally, Eddi’s and GSD incur their operating expenses in Canadian dollars. Therefore, our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, principally the Canadian dollar.
However, we believe that the exposure to foreign currency fluctuation from product sales and operating expenses is not significant at this time as the related product sales and costs do not constitute a significant portion of our total net sales and expenses. As we grow and expand the geographic reach of our operations, our exposure to foreign currency risk could become more significant. To date, we have not entered into any foreign currency exchange contracts and currently do not expect to enter into foreign currency exchange contracts for trading or speculative purposes.
Impact of Inflation
Our results of operations and financial condition are presented based on historical costs. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, we believe the effects of inflation, if any, on our historical results of operations and financial condition have been immaterial. We cannot assure you, however, that our results of operations and financial condition will not be materially impacted by inflation in the future.

BUSINESS
Company Overview
With more than 40 years of operating history, we are a leading independent wholesaler and manufacturer of hydroponics equipment and commercial horticultural products. Hydroponics is the farming of plants without the use of soil with various implementation systems that can be organized in multiple combinations to optimize the applicable environment. Hydroponics allows end users to control variables including temperature, humidity, CO2, lighting, nutrient concentration and PH, to create a controlled farming environment. As such, the benefits of hydroponics, an essential element of controlled environment agriculture (“CEA”), include, but are not limited to year-round production, reduced water consumption, rapid production, increased production density (plants can be placed closer together and vertically farmed) and insulation from pests. CEA, as broadly defined, is a technology-based farming method whereby growers produce crops within an enclosed growing structure, such as a greenhouse or building, to provide protection and maintain optimal growing conditions throughout the development of the crop. CEA provides farmers with the flexibility to produce whatever they desire, whenever and wherever. We service these farmers through a network of retailers and resellers that connect to us utilizing an automated eCommerce system, providing just in time delivery capabilities. Our mission is to provide professional on time service, delivery and value by offering the right gardening products, innovation, and expertise to make indoor, hydroponic, organic and/or greenhouse efforts easier and more productive.
We currently maintain more than 5,000 stock keeping units (“SKUs”) in our core U.S. business, including proprietary and exclusive brands and we serve as a one-stop source for some of the most desirable branded hydroponic merchandise. Our product assortment includes advanced indoor garden, lighting and ventilation systems, liquid plant food products, heat mats, and other related products and accessories for hydroponic gardening. Approximately 65% of our sales relate to recurring consumable products, including growing media, nutrients and supplies that require regular replenishment. The remaining 35% of sales relate to durable products, such as hydroponic lighting and equipment. The majority of products we offer are produced by us or are supplied to us under exclusive or preferred brand relationships, providing for attractive margins and a significant competitive advantage as we offer retailers and resellers a breadth of products that cannot be purchased from our competitors. In addition, our diverse network of over 200 suppliers and proprietary sourcing capabilities presents a significant barrier to entry.
We utilize a vertically integrated operating model, shipping directly to retailers and resellers, providing what we believe to be nearly unmatched capabilities in the industry. We sell to a highly diverse group of over 2,000 customers across North America through four main channels: specialty hydroponic retailers (76% of sales), garden centers (14% of sales), eCommerce (8% of sales) and greenhouse suppliers (2% of sales). We believe that our six U.S.-based distribution centers can reach 90% of the U.S. population within 24 to 48 hours and that our two Canadian distribution centers can provide timely coverage to the full Canadian market. Through our product offerings, customer service and sales and marketing efforts, we estimate that we enjoy an approximately 30% and 40% market share in the U.S. and Canadian hydroponic wholesale markets, respectively.
Over the past forty years, we have cultivated long-term relationships with key suppliers, retailers and resellers across the U.S. and Canada, developing strong expertise in the hydroponics market. We have capitalized on our scaled, efficient supply chain network and market expertise to consistently grow revenue at approximately 15% annually for the past 10 years through 2017, while maintaining a solid financial profile with steady, organic volume growth, healthy margins and modest capital expenditures. As a leading distributor of hydroponics equipment, we have indirectly benefitted from the growth of the U.S. cannabis market. However, we experienced a decline in sales and profitability in 2018 due to the broad hydroponics industry pull-back on equipment and ancillary purchases, driven by the disruption in the cannabis industry in California. California experienced a sales disruption principally due to administrative delays in the issuance of licenses to cannabis growers in California (the largest legal cannabis market in the world) upon the implementation of legalization of adult-use cannabis. License issuance complications in California had a negative effect on the hydroponics market overall and, as a result, our competitors, including Scotts Miracle-Gro, experienced similar sales challenges. With recent legislative relief, we are returning to normalized sales growth, consistent with historical trends. As a result, our sales in the second quarter of 2019 have increased over 10%, compared to the same period for the previous year.

Industry Overview
The hydroponics equipment and commercial horticultural products market currently benefits from the growth of several key markets including controlled environment and conventional agriculture, cannabis and industrial hemp.
Controlled Environment and Conventional Agriculture
CEA comprises activities relating to growing plants and crops entirely indoors, enabling farmers to control conditions of the environment to maximize yield year-round. CEA techniques require less water and pesticides compared to conventional farming, offering incremental benefits in the form of reduced energy consumption and lower labor requirements. While there are various types of CEA structures, growers prefer to use structures made of glass or poly material. According to industry publications, structures made of glass or poly material accounted for the largest share of CEA implementation globally in 2017, followed closely by converted warehouses in urban areas. CEA implementation continues to increase globally, driven by growth in fruit and vegetable farming and consumer gardening and continued adoption of vertical farming.
According to the Ontario Ministry of Agriculture, during 2017, fruits and vegetables fueled the growth of CEA based sales in Canada as fruit and vegetable sales grew at a 5.7% compound annual growth rate (“CAGR”) over the last five years. Vegetable farming in Canada alone is expected to grow at a 4.5% CAGR over a five-year period to $4.5 billion by 2023 and we anticipate that CEA grown vegetables (and ultimately CEA construction) will also experience growth. Currently, fruits and vegetables account for approximately 49% of total CEA sales.
Further, we perceive consumer gardening to be a significant driver of CEA growth. According to industry publications, 77% of U.S. households participate in lawn and garden activities, spending a record $47.8 billion on lawn and garden retail sales, a record average household spend of  $503. We expect this trend to increase, with participation highest amongst married households, people aged 55 and older, and those with no children. As the baby boom generation ages, this segment is expected to grow faster than the total population. We believe that this demographic will result in an increase in the number of lawn and garden product users and will ultimately drive the purchase of more CEA products.
Vertical farming, a subsector of CEA, has a number of advantages including reduced water usage and fewer pesticides. This practice has gained popularity mainly due to its unique advantage of maximizing yield by growing crops in layers. An industry publication projects the global market for controlled environment technologies to reach $40.3 billion in 2022, representing a 9.7% CAGR from $25.4 billion in 2017. This growth will include strong demand in the equipment segment, with the three largest components including climate control systems, lighting and irrigation. The equipment segment is expected to grow at a 9.9% CAGR over the same period.
Cannabis
We sell our products through third party retailers and resellers, however, it is evident to us that the legalization of cannabis in many U.S. states and Canada has ultimately had a significant, positive impact on our industry. The cannabis industry is experiencing rapid growth driven by state-level legalization efforts in the U.S. and federal-level legalization in Canada. The emergence of the legal cannabis sector in the U.S., for medical and adult-use purposes, has been rapid as more U.S. states adopt regulations for its cultivation and sale. We believe the expansion of U.S. state adoption of legal cannabis will drive growth in the market for legalized cannabis along with demand for high quality indoor gardening products. According to industry publications, the U.S. cannabis market is projected to reach approximately $25 billion by 2025, up from approximately $8 billion in 2017. However, notwithstanding laws in various U.S. states permitting the use of some form of cannabis products, cannabis remains illegal in many U.S. states for medicinal or non-medicinal use, or both, and is illegal for any use under U.S. federal law, as cannabis is listed as a Schedule I drug under the U.S. Controlled Substances Act of 1970 (the “CSA”).
Thirty-three states, the District of Columbia, Puerto Rico, Guam, and the Commonwealth of the Northern Mariana Islands have legalized medical cannabis in some form, although not all of those jurisdictions have fully implemented their legalization programs. Eleven of these states, the District of

Columbia and the Commonwealth of the Northern Mariana Islands have legalized cannabis for non-medical adult-use and two additional states (New Jersey and New York) are actively considering the legalization of cannabis for non-medical adult-use (including Illinois which will become effective January 1, 2020). Thirteen additional states have legalized high CBD cannabinoid found in cannabis and hemp, low tetrahydrocannabinol (“THC”) oils for a limited class of patients. Only three states (Idaho, South Dakota and Nebraska) currently prohibit cannabis entirely and completely ban both CBD and THC.
We believe support for cannabis legalization in the U.S. is gaining momentum. According to an October 2018 poll by Gallup, public support for the legalization of cannabis in the U.S. increased from approximately 12% in 1969 to approximately 66% in 2018. The U.S. cannabis industry has experienced significant growth over the past 12 months fueled in part by increasing consumer acceptance and the legalization of medical and recreational cannabis across the U.S. The following map illustrates U.S. states that have fully legalized cannabis (for medical and recreational purposes) and that have partially legalized cannabis (for medical purposes only) as of May 31, 2019:
Legal access to dried cannabis for medical purposes was first allowed in Canada in 1999. The Cannabis Act (the “Cannabis Act”) currently governs the production, sale and distribution of medical cannabis and related oil extracts in Canada. As of September 2018, Health Canada reported over 342,103 client registrations for medical cannabis prescriptions. On April 13, 2017, the Government of Canada introduced Bill C-45, which proposed the enactment of the Cannabis Act to legalize and regulate access to cannabis. The Cannabis Act proposed a strict legal framework for controlling the production, distribution, sale and possession of medical and recreational adult-use cannabis in Canada. On June 21, 2018, the Government of Canada announced that Bill C-45, received Royal Assent. On July 11, 2018, the Government of Canada published the Cannabis Regulations under the Cannabis Act (the “Cannabis Regulations”). The Cannabis Regulations provide more detail on the medical and recreational regulatory regimes for cannabis, including licensing, security clearances and physical security requirements, product practices, outdoor growing, security, packaging and labelling, cannabis- containing drugs, document retention requirements, reporting and disclosure requirements, the new access to cannabis for medical purposes regime and industrial hemp. The majority of the Cannabis Act and the Cannabis Regulations came into force on October 17, 2018. While the Cannabis Act provides for the regulation by the federal government of, among other things, the commercial cultivation and processing of cannabis for recreational purposes, it provides the provinces and territories of Canada with the authority to regulate in respect of the other aspects of recreational cannabis, such as distribution, sale, minimum age requirements, places where cannabis can be consumed, and a range of other matters.

The governments of every Canadian province and territory have implemented regulatory regimes for the distribution and sale of cannabis for recreational purposes. Most provinces and territories have a minimum age of 19 years old, except for Québec and Alberta, where the minimum age is 18. Certain provinces, such as Ontario, have legislation in place that restricts the packaging of vapor products and the manner in which vapor products are displayed or promoted in stores. According to industry publications, the projected size of the Canadian adult-use market in 2019 ranged from C$1.8 billion to C$4.3 billion and a 2018 industry publication indicated that the sector is expected to grow to C$6.5 billion by 2020.
The outlook for the North American cannabis industry is positive. The industry is expected to continue benefiting from increasingly favorable attitudes toward both medical cannabis and recreational cannabis with expected significant consumer spending increases.
Industrial Hemp
We are well positioned to capitalize on the growth of the industrial hemp market through our current product portfolio and our pipeline of new products tailored to the needs of industrial hemp cultivators. Industrial hemp cultivation in the U.S. grew significantly over the last two years with total acreage of industrial hemp in the U.S. increasing from 9,767 acres in 2016 to 78,176 acres in 2018, a 183% CAGR, according to industry publications. We anticipate significant further growth in industrial hemp due to the passing of the Farm Bill in the U.S. in December 2018 (the “Farm Bill”) and as commercial and consumer awareness of the benefits associated with hemp-derived products continues to increase.
The Farm Bill specifically removed industrial hemp as a restricted commodity under the Controlled Substances Act. In addition, the Farm Bill designated industrial hemp as an agricultural commodity and permits the lawful cultivation of industrial hemp in all states and territories of the U.S. Commercial interest in industrial hemp has continued to grow as industrial hemp fiber and shivs, the inner core part of stalks harvested from industrial hemp, can be used as strong, sustainable and highly absorbent materials to make an array of industrial products including textiles, paper, bioplastics, building products and biofuel. Consumers are increasingly using hemp-derived products such as CBD for their therapeutic benefits. Accordingly, the Brightfield Group, a predictive analytics and market research firm for the legal CBD market, expects the U.S. CBD market (less than or equal to 0.3% THC) to reach $22 billion by 2022 and CBD retail sales are projected to grow at a 61.5% CAGR from $1.0 billion in 2019 to $6.8 billion in 2023.
Our Competitive Strengths
We attribute our success to the following competitive strengths.
Leading Market Positions in Attractive Growing Markets
We are a leading independent wholesaler and manufacturer of hydroponics equipment and commercial horticultural products in North America and one of the two major consolidators in the hydroponics products industry. We believe that we maintain an approximately 30% and 40% market share in the U.S. and Canadian hydroponic wholesale markets, respectively. The broader market is comprised of a fragmented group of smaller competitors. We serve several attractive end markets including controlled environment agriculture, cannabis and industrial hemp. Favorable trends in CEA, including increased adoption of vertical farming methods to increase yields, are projected to drive a 9.7% CAGR through 2022 according to industry publications. Similarly, growers’ increasing preference to reduce water and energy usage, limit pesticide use and reduce labor costs coupled with growing consumer demand for fruits and vegetables are expected to drive significant growth in CEA methods. However, we will likely see the most significant growth in cannabis and industrial hemp. Increased support for cannabis legalization at the federal level in the U.S., an increase in U.S. states’ implementation of adult-use and medicinal cannabis programs, continued growth in the Canadian cannabis market following the implementation of the Cannabis Act in 2018, the passing of the 2018 Farm Bill and consumer and commercial awareness of the benefits associated with hemp-derived products will serve as significantly favorable tailwinds that will drive continued growth.
Experienced Management Team with Proven Track Record
Our management team possess significant public market experience, a history of driving long-term organic growth and a track record of successful business consolidations. Bill Toler, Chairman and Chief

Executive Officer, has over 35 years of executive leadership experience in supply chain and consumer packaged goods, most recently serving as President and Chief Executive Officer of Hostess Brands from April 2014 to March 2018. Under his guidance, Hostess Brands transitioned from a private to public company, regained a leading market position within the sweet baked goods category and returned to profitability. Bill also previously served as Chief Executive Officer of AdvancePierre Foods and President of Pinnacle Foods, in addition to holding executive roles at Campbell Soup Company, Nabisco and Procter & Gamble. Terence Fitch, President, possesses significant relevant business experience including more than 20 years of management experience with the Coca-Cola Company and Coke Enterprises, where he was responsible for manufacturing, supply chain, and sales and marketing for the multi-billion-dollar Refreshment Direct and Independent Bottlers business units. For the past six years, Terence has been working on building, managing and designing large CEA operations in Colorado and Arkansas. Jeff Peterson, Chief Financial Officer has over 25 years of experience across the indoor garden supply distribution, telecommunications/ethernet network and consumer software industries, holding senior management positions across firms such as Force10 Networks, Turin Networks, Advent Software and Learning Company. Mark Parker, Senior Vice President of Integration and Planning, has over 35 years of experience in the consumer packaged goods industry, holding senior management positions across major firms such as Reckitt Benckiser, Campbell Soup and Pinnacle Foods. In 2010, Mark started his own business consulting practice called iQ Solutions and strategically assisted organizations such as Del Monte, Sun Products and AdvancePierre Foods.
Broad Product Portfolio with Recurring Sales
We have one of the largest product offerings in the industry from lighting solutions to nutrients to grow mediums — everything growers need to ensure their operations are maximizing efficiency, output and quality. Accordingly, we maintain an extensive portfolio of products which includes 26 internally developed, proprietary brands across 1,400 SKUs with 24 patents, 62 registered trademarks, 11 domains and over 30 exclusive or preferred brands across 1,000 SKUs. We maintain approximately $54 million of inventory in over 5,000 SKUs and over 50% of our sales relate to proprietary and exclusive or preferred brands. 98% of our lighting, 59% of our equipment, 45% of our grow media, 29% of our nutrients and 36% of our supplements are proprietary or exclusive or preferred brands. Our proprietary products command an approximately 1,000bps gross margin premium relative to general distributed brands and our exclusive or preferred brands deliver approximately 270bps of incremental gross margin premium versus general distributed brands. Our revenue mix continues to shift towards proprietary brands as we continue to innovate, improving overall margins. Further, our revenue stream is highly consistent as 65% of our revenue is generated from the sale of recurring consumable products including growing media, nutrients and supplies.

Proprietary Sourcing and Supplier Relationships Create Barriers to Entry
Our scale presents a significant barrier to entry as we have developed exclusive distribution relationships, proprietary brands and a geographic footprint that enables us to efficiently service customers across North America. We maintain over 800,000 square feet of distribution space across six distribution centers in the U.S. and two distribution centers in Canada. Furthermore, we have cultivated long-term relationships over the last 20 years with a network of over 200 suppliers, giving us access to a best-in-class products portfolio and allowing us to provide full hydroponic solutions to our customers. We source individual components from our diverse supplier base to assemble our best-in-class products. Our top 10 suppliers represent only an estimated 34% of total spend and approximately 9% of total spend is based with Chinese suppliers. We employ a multi-faceted tariff mitigation strategy in China which includes cost sharing with suppliers, passing through price increases and pursuing alternative production outside of China with existing and new suppliers.
Unique Ability to Serve Our Strong Customer Base
We maintain long-standing relationships with leading hydroponic retailers, eCommerce platforms, independent garden centers and greenhouse builders. We serve over 2,000 wholesale customers across multiple channels in North America, providing customers with the capability to purchase their entire product range from us. Our unique distribution capabilities allow us to provide just in time delivery across North America, utilizing six strategically located distribution centers in the U.S. and our two distribution centers in Canada. Our distribution footprint in the U.S. can reach approximately 90% of the population in 24 to 48 hours and our two distribution centers in British Colombia and Ontario can provide timely coverage to the fully Canadian market. We maintain very low customer concentration with our largest customer comprising approximately 6% of sales and our top 10 customers comprising approximately 20% of sales. Given our ability to provide a comprehensive product offering and excellent customer service, we maintain over seven-year relationships with the majority of our largest customers.
Proven M&A Track Record
In November 2017, we acquired Eddi’s Wholesale Garden Supplies, Ltd. (“Eddi’s”), and the distribution division of Greenstar Plant Products, Inc. (“GSD”), which we believe are two of the leading hydroponics and lawn and garden distributors in Canada, with combined annual revenues of  $45.3 million for the year ended December 31, 2018. Those acquisitions, combined with our existing infrastructure and experience, have enabled us to become one of the leading hydroponics equipment distributors in Canada. Additionally, we maintain relationships with commercial growers to identify specific product categories of interest for M&A activity. Our robust understanding of commercial growers’ needs coupled with our experience in Canada has prepared us to make additional acquisitions in the hydroponics industry, which will help us to continue to grow our market share. We view M&A as a significant driver of potential growth as the hydroponics industry is fragmented and primed for consolidation.
Our Growth Strategies
We expect long-term demand for our hydroponics products as we continue to develop and acquire proprietary products and as favorable tailwinds drive continued interest in our product portfolio including (i) continued expansion of hydroponic horticulture, including large scale vertical farming, hydroponic food production and consumer gardening (ii) continued legislation of medicinal and adult-use cannabis and (iii) steady demand for industrial hemp due to the recent approval of the Farm Bill in December 2018 and consumer adoption of CBD products. Hydroponic cultivators of all types require the equipment that we provide, including lights, benches, control systems, etc., along with “consumable” items such as nutrients (specialty fertilizer), growing media (specialty soils) and additives.
We expect to leverage these market trends through a strategy of providing a complete supply chain solution for hydroponic cultivators of all types. We are well positioned to capitalize on the growth of our underlying markets through the following strategies.
Capitalizing on Rapidly Growing Markets
Our customers benefit from macroeconomic factors driving the growth of CEA, including conventional agriculture, vertical farming, cannabis and industrial hemp. As the world population grows and urbanizes, vertical farming is increasingly being used to meet the demand for food crops. Industry publications estimate that the global vertical farming market will expand at 21.3% annually from 2018 to 2025. In addition, the global cannabis market, according to industry publications, is estimated to total $150 billion as of March 2019, and the cannabis market is projected to grow to $272 billion by 2028. Further, the industrial hemp market has benefited from consumer adoption of industrial hemp-derived CBD products. As such, according to industry publications, the global industrial hemp market is expected to grow to over $10 billion dollars by 2025, while the total market for CBD will jump from nearly $600 million in 2018 to $22 billion by 2022. Industrial hemp can grow rapidly under appropriate conditions and is capable of producing various by-products, making it an attractive cultivation product for some of our end customers. We expect to capitalize on favorable cannabis and hemp growth trends by continuing to expand our operations globally.
While we have benefited from the overall U.S. cannabis market growing by approximately 15% annually over the past decade, it did experience a reset in 2018. We believe the broad market has largely recovered in the first half of 2019 as our second quarter sales in 2019 are up across all six of our key regions including Northern California, Southern California, Mountain, Pacific Northwest, East and Midwest driven by new licensing of cannabis cultivators in California and renewed investments by all types of growers, including tobacco growers shifting to industrial hemp, across the U.S. Further regional expansion of cannabis legalization and increased industrial hemp cultivation driven by growing consumer demand for hemp-based CBD products following the passing of the 2018 Farm Bill should lead accelerated organic growth as we maintain an approximately 30% market share of U.S. hydroponics product sales and are well established in U.S. states transitioning to adult-use cannabis, medical cannabis and high CBD / low THC programs with large populations. In 2018, Vermont and Michigan approved adult-use cannabis programs, Oklahoma, Missouri and Utah approved medical-use cannabis programs and the 2018 Farm Bill designated hemp as an agricultural commodity and permitted the lawful cultivation of industrial hemp in all states and territories of the U.S. Illinois approved an adult-use cannabis program in 2019. States that are actively considering implementing adult-use cannabis programs include New Jersey, New York, Delaware, Rhode Island, Connecticut and Ohio while Kentucky, Tennessee and Georgia are contemplating implementing medical-use programs.
Expanding our Proprietary Product Offering
We are expanding the breadth of our product assortment through continued development of our own proprietary brands. Approximately 1,400 SKUs account for 30% of our sales and the product margin for these types of products is approximately 1,000 bps higher than our distributed products. Our core competency in new product innovation is in lighting, consumable and equipment categories. We have launched several new product lines over the past year, including PhotoBio (LED lighting equipment) and Phantom Core (HID lighting equipment). We also maintain a pipeline of next generation proprietary brand products.
Adding Strategic Distribution Relationships and Exclusive or Preferred Brands
We can increase revenue with significant cross-selling activity to our current installed customer base by including a more comprehensive assortment of products required by commercial growers to engage in cultivation. We have identified key suppliers with product solutions that are well established in the grower community for exclusive or preferred brand relationships. Exclusive or preferred brand relationships with leading brands drive sales and margin improvement. We are a highly attractive distribution partner due to our scale and independence in growing media and nutrient categories. We have established eight new exclusive or preferred distribution relationships over the past year including with established equipment and nutrient suppliers. Exclusive or preferred brands sales doubled in May 2019 year-to-date versus the prior year period.
Enabling Wholesaler Network to Effectively Serve Commercial Growers
Working with our wholesale network, we are leveraging our sophisticated technical sales team to provide our wholesale network the ability to address the needs, demanding requirements and higher volume of their larger-scale commercial customers. Establishing these relationships with our channel provides us with insight and access to growers’ evolving demands, leading to both increased equipment sales and recurring sales of consumables through our wholesale network. Our commercial grower outreach program and our analytically driven supply chain function enable our wholesaler network to anticipate customer demand for products and ensure their availability. The goal of these efforts is to maintain long-term relationships with our wholesalers by helping them be successful in providing cultivation square footage savings and access to just in time inventory to their customer base. We believe this can result in profitability for our wholesalers’ customers on consumables and equipment. We also believe that increasing the value to our wholesale network will allow us to grow within key accounts and expand sales of our products and services to new accounts.
Continued Growth in eCommerce
We believe that eCommerce is an increasingly important sales channel for our business. We are well positioned to capture additional growth as a growing number of purchases made online. Currently, four of our top ten customers are eCommerce-based platforms or retailers that have eCommerce platforms. We launched an initiative in 2019 to expand our SKU offering and to optimize pricing with our eCommerce customer base and we are deploying an enhanced B2B eCommerce platform to drive incremental market share gains in our core retailer channel. eCommerce sales increased 27.5% May 2019 year-to-date compared to the same period in 2018.
Acquiring Value-Enhancing Businesses
The hydroponics industry is highly fragmented which we believe presents a significant opportunity for growth through M&A. Management is continually evaluating M&A targets and we believe, in this fragmented market, there will be continued opportunities for M&A. M&A provides us an opportunity to significantly increase distribution with independent brands and to add new products based on identified needs of commercial growers. We utilize clear investment criteria to make disciplined M&A decisions that will accelerate sales and EBITDA growth, increase competitive strength and market share and expand our proprietary brand portfolio.
Broad Customer Base and Marketing Presence
We maintain a broad, active base of more than 1,700 customer accounts with approximately 400 of those accounts purchasing more than $100,000 from us annually. Our diversified customer base is largely comprised of retailers of commercial and home gardening equipment and supplies, including: (i) garden centers and hardware stores, (ii) eCommerce webstores, such as Amazon, (iii) specialty hydroponic retailers and (iv) commercial greenhouse builders. We anticipate that our product offerings will continue to attract a diversified customer base, especially as the hydroponics product retail market grows and the trend of U.S. state adoption of legalizing cannabis continues.
Our three-pronged marketing strategy consists of: (i) print media, (ii) an online presence, and (iii) tradeshows (including private customer events). We believe our marketing, together with our pursuit of excellent customer service, are the key factors that have enabled us to maintain over seven-year relationships with a majority of our largest customers.
We have a ten-year relationship with Amazon that covers indoor gardening products. Amazon purchases and warehouses 2,000+ of our SKUs to be sold to customers within the United States. Some of our Amazon-listed products have become the most popular in their respective categories and are highlighted as such as “No. 1 Best Sellers.” Examples include the Active Aqua Water Pump and Active Aqua Chiller.
Sales
Our growth strategy has enabled us to increase our net sales from $162 million in 2013 to $212 million in 2018, a 5.6% compounded annual growth rate. Please see our financial statements and the related notes contained elsewhere in this prospectus.
Seasonality
We experience limited seasonality due to the year-round utilization of indoor gardening supplies and products; however, outdoor and lawn and garden related product sales are concentrated in our second fiscal quarter by retailers who rely on our ability to deliver products closer to when consumers buy our products, thereby reducing retailers’ pre-season inventories.
Products
The following table indicates sales mix by category as of May 2019:

Growing Media (27%)
Nutrients (21%)
Equipment (19%)
Supplies (18%)
Lighting (15%)

Growing Media
We distribute certain products that are used in order to improve the efficiency of the agricultural growing and the cultivation process. Growing media consists of premium soils and soil alternatives, such as rock wool, coconut coir or clay pebbles, used in hydroponic cultivation.
Our leading products in this product line are Grodan rock wool blocks, Foxfarm soils, and Pro-Mix soils. Each one of these growing media and nutrients enables the agricultural products on which they are used to maximize crop quality and yields.

Premium Soils	Non-Soil Growing Media
Nutrients
The nutrients category includes products that provide nutrition to crops for hydroponic cultivation. Products include fertilizers and a wide variety of additives used through the crop cycle.

Our leading products in this product line are Foxfarm, Cutting Edge Solution, Grotek, Roots Organics, and Aptus plant care
Equipment
Our equipment product offerings include (i) hydro components, (ii) meters and solutions, (iii) pumps and irrigation systems, (iv) water filtration systems, (v) pots and containers and (vi) tents and tarps. We offer these products to customers both as individual products and as a combination.

Rolling Bench	PH Meter	Reverse Osmosis System
Our leading products in this product line are rolling benches, flood trays and PH meters filtration systems. Hydroponic systems products make up the core equipment and accessories that are needed for hydroponic cultivation.
Our propriety brands in the hydroponic systems category include Active Aqua, AutoPilot, and Active Air.

Lighting
We have six different product offerings within our lighting systems, (i) lighting systems/kits, (ii) grow light reflectors, (iii) grow light ballasts, (iv) LED lighting, (v) fluorescent lighting, and (vi) lighting accessories. We offer these products to customers both as individual products and as a combination.
Our leading products in this product line are Phantom double end high-intensity discharge (“HID”) grow light systems, ballasts and reflectors. We believe our Phantom lighting products outperform the competition in terms of light output per watt, and therefore provide superior efficiency, reliability, lighting uniformity compared our competitors.

HID Light System	Grow Light Reflector	Grow Light Ballast	LED Light System
In order to evaluate the superiority of our proprietary brand “Phantom” lights, we worked with an independent third-party to assess the performance of these products against the similar products offered by our competitors. Based on the results of this examination, the Phantom DE Open and Phantom DE Enclosed both outperformed the competitors with respect to the light output per watt, an indicator of the efficiency of the products.
Our propriety brands in the lighting category include Phantom, PhotoBio, Quantum and Xtrasun.
In 2019, we fully launched a new line of proprietary LED lighting products under the PhotoBio brand through a relationship with one of the largest LED chip producers globally. The PhotoBio product range includes both small scale commercial indoor applications and large scale greenhouse applications. The PhotoBio line has what we believe is a higher performance level at a lower cost than current leading LED products.
Supplies
The supplies category includes a wide variety of consumable supplies including grow light bulbs, pruners, irrigation components, safety supplies, netting, containers and trays.

Grow Light Bulb	Pruner	Dripper	Safety Gloves	Container
Suppliers and Manufacturers
Our products obtained from suppliers include both our branded proprietary products and distributed products. All the products purchased and resold are applicable to indoor and outdoor growing for organics, greens, and plant-based medicines.
Our proprietary products are sourced from over 80 different suppliers, primarily in China. Quality control is a critical priority for our team charged with ensuring the supply of the products from our suppliers, specifically those coming from China. We seek to ensure the highest level of quality control for our products through routine factory visits, spot testing and continual, ongoing supplier due diligence. We also employ a multi-faceted tariff mitigation strategy in China which includes cost sharing with suppliers, passing through price increases and pursuing alternative production outside of China with existing and new suppliers.

Our distributed products are sourced from over 200 suppliers. Our tenured internal team is charged with maintaining strong relationships with current suppliers, while also constantly tracking current and future market trends and reviewing offerings of new suppliers.
Based on our knowledge and communication with our suppliers, we believe some of our suppliers sell directly to the retail market or our wholesale customers. See “Risk Factors — Risks Relating to Third Parties.”
Large Established Distribution Infrastructure
We have a fully developed distribution network across North America that includes six distribution centers in the United States and two in Canada. These strategically placed distribution centers have enabled us to account for what we believe is approximately one third of the 2017 North America wholesale indoor gardening market, and to become the largest hydroponics distributor in Canada.
We operate distribution centers in Petaluma, California; Santa Fe Springs, California; Portland, Oregon; Denver, Colorado; Fairless Hills, Pennsylvania; and New Hudson, Michigan. In Canada, we have distribution centers, in Langley, British Columbia and Cambridge, Ontario. In Spain, we have a distribution center in Zaragoza, which is charged with serving the European market.
We work with a network of third-party common carrier trucking/freight companies that service our customers across the globe. We receive daily customer orders via our business-to-business e-commerce platform. Orders are then routed to the applicable distribution center and packed for shipments. The majority of customer orders are shipped and delivered within 24 to 48 hours of order receipt. Shipments are delivered to customers via less-than-truckload common carriers, dedicated lease trucks, small parcel or vendor dropship.
Competition
We operate in a highly competitive and fragmented industry. We have numerous competitors of varying sizes, including national wholesale distributors and manufacturers of indoor gardening supplies, such as Scotts-Miracle Gro. We also face competition from smaller regional competitors who operate in many of the areas where we compete. Some of our competitors and potential competitors may have greater capital resources, facilities and diversity of product lines. Additionally, if demand for our hydroponics equipment continues to grow due to the growth of the cannabis and industrial hemp industries, new competitors may enter the market.
Competitive factors in our industry include product quality, brand awareness and loyalty among consumers, product variety, product performance, value, reputation, price and advertising. We believe that we currently compete effectively with respect to each of these factors.
Government Regulation
While there is no national governmental regulation relating to the sale of hydroponics equipment, certain products included in our growing media and nutrients product line are subject to certain registration requirements with some U.S. state regulators and federal regulations. In both California and Michigan we have obtained the requisite licenses to sell products in our growing media and nutrients product line.
Media and Nutrients
Our leading product lines are growing media and nutrients products. These product lines include organic soils and nutrients that contain ingredients that require the companies that provide us with these products to register the product with certain regulators. The use and disposal of these products in some jurisdictions are subject to regulation by various agencies. A decision by a regulatory agency to significantly restrict the use of such products could have an adverse impact on those companies providing us with such regulated products, and as a result, limit our ability to sell these products.
International, federal, state, provincial and local laws and regulations relating to environmental, health and safety matters affect us in several ways in light of the ingredients that are used in products included in our growing media and nutrients product line. In the United States, products containing pesticides generally must be registered with the Environmental Protection Agency (the “EPA”), and similar state agencies before they can be sold or applied. The failure by one of our partners to obtain, or the cancellation of any such registration, or the withdrawal from the marketplace of such pesticides, could have an adverse effect on our businesses, the severity of which would depend on the products involved, whether other products could be substituted and whether our competitors were similarly affected. The pesticides we use are either granted a license by the EPA or exempt from such a license and may be evaluated by the EPA as part of its ongoing exposure risk assessment. The EPA may decide that a pesticide we distribute will be limited or will not be re-registered for use in the United States. We cannot predict the outcome or the severity of the effect on our business of any future evaluations, if any, conducted by the EPA.
In addition, the use of certain pesticide products are regulated by various international, federal, state, provincial and local environmental and public health agencies. Although we strive to comply with such laws and regulations and have processes in place designed to achieve compliance, we may be unable to prevent violations of these or other laws and regulations from occurring. Even if we are able to comply with all such laws and regulations and obtain all necessary registrations and licenses, the pesticides or other products we apply or use, or the manner in which we apply or use them, could be alleged to cause injury to the environment, to people or to animals, or such products could be banned in certain circumstances.
Cannabis Industry
We sell our products through third party retailers and resellers. Nonetheless, it is evident to us that the legalization of cannabis in many U.S. states and Canada has ultimately had a significant, positive impact on our industry. Accordingly, laws and regulations governing the cultivation and sale of cannabis and related products have an indirect effect on our business. Legislation and regulations pertaining to the use and growth of cannabis are enacted on both the state and federal government level within the United States. The federal and state laws and regulations governing the growth and use of cannabis may be subject to change. New laws and regulations pertaining to the use or cultivation of cannabis and enforcement actions by state and federal authorities concerning the cultivation or use of cannabis could indirectly reduce demand for our products, and may impact our current and planned future operations.
Individual state laws regarding the cultivation, possession, and of cannabis for adult and medical uses conflict with federal laws prohibiting the cultivation, possession and use of cannabis for any purpose. A number of states have passed legislation legalizing or decriminalizing cannabis for adult-use, other states have enacted legislation specifically permitting the cultivation and use of cannabis for medicinal purposes, and several states have enacted legislation permitting cannabis cultivation and use for both adult and medicinal purposes.
The Term Loan Agreement prohibits the Subsidiary Obligors from selling our products directly to cannabis growers or cultivators, or to sellers or retailers that sell only to the cannabis industry. The Encina Credit Facility prohibits the Subsidiary Obligors from selling our products to the cannabis industry. See “— Risks Relating to our Indebtedness.”
Certain of our products may be purchased for used in new and emerging industries and/or be subject to varying, inconsistent, and rapidly changing laws, regulations, administrative practices, enforcement approaches, judicial interpretations, future scientific research and public perception.
We sell products, including hydroponic gardening products, through third party retailers and resellers. End users may purchase these products for use in new and emerging industries, including the growing of cannabis, that may not grow or achieve market acceptance in a manner that we can predict. The demand for these products is dependent on the growth of these industries, which is uncertain, as well as the laws governing the growth, possession, and use of cannabis by adults for both adult and medical use.
Laws and regulations affecting the U.S. cannabis industry are continually changing, which could detrimentally affect our growth, revenues, results of operations and success generally. Local, state and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require the end users of certain of our products or us to incur substantial costs associated with compliance or to alter our respective business plans. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our results of operation and financial condition.

The public’s perception of cannabis may significantly impact the cannabis industry’s success. Both the medical and adult-use of cannabis are controversial topics, and there is no guarantee that future scientific research, publicity, regulations, medical opinion, and public opinion relating to cannabis will be favorable. The cannabis industry is an early-stage business that is constantly evolving with no guarantee of viability. The market for medical and adult-use of cannabis is uncertain, and any adverse or negative publicity, scientific research, limiting regulations, medical opinion and public opinion (whether or not accurate or with merit) relating to the consumption of cannabis, whether in the United States or internationally, may have a material adverse effect on our operational results, consumer base, and financial results. Among other things, such a shift in public opinion could cause state jurisdictions to abandon initiatives or proposals to legalize medical or adult cannabis or adopt new laws or regulations restricting or prohibiting the medical or adult-use of cannabis where it is now legal, thereby limiting the potential customers and end-users of our products who are engaged in the cannabis industry (collectively “Cannabis Industry Participants”).
Demand for our products may be negatively impacted depending on how laws, regulations, administrative practices, enforcement approaches, judicial interpretations, and consumer perceptions develop. We cannot predict the nature of such developments or the effect, if any, that such developments could have on our business.
We are subject to a number of risks, directly and indirectly through our Cannabis Industry Participants, because cannabis is illegal under federal law.
Cannabis is illegal under federal law. Federal law and enforcement may adversely affect the implementation of medical cannabis and/or adult-use cannabis laws, and may negatively impact our revenues and profits.
Under the CSA, the U.S. Government lists cannabis as a Schedule I controlled substance (i.e., deemed to have no medical value), and accordingly the manufacturing (cultivation), sale, or possession of cannabis is federally illegal. It is also federally illegal to advertise the sale of cannabis or to sell paraphernalia designed or intended primarily for use with cannabis, unless the paraphernalia is authorized by federal, state, or local law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers’ Coop. and Gonzales v. Raich, 532 U.S. 483 (2001), that the federal government has the right to regulate and criminalize cannabis, even for medical purposes. The illegality of cannabis under federal law preempts state laws that legalize its use. Therefore, strict enforcement of federal law regarding cannabis would likely adversely affect our revenues and results of operations.
Other laws that directly impact the cannabis growers that are end users of certain of our products include:
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Businesses trafficking in cannabis may not take tax deductions for costs beyond costs of goods sold under Code Section 280E. There is no way to predict how the federal government may treat cannabis business from a taxation standpoint in the future and no assurance can be given to what extent Code Section 280E, or other tax-related laws and regulations, may be applied to cannabis businesses in the future.

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Because the manufacturing (cultivation), sale, possession and use of cannabis is illegal under federal law, cannabis businesses may have restricted intellectual property rights particularly with respect to obtaining trademarks and enforcing patents. If we are unable to register, or maintain, our trademarks or file for or enforce patents on any of our inventions, such an inability could materially affect our ability to protect our name and proprietary technologies. In addition, cannabis businesses may face court action by third parties under the Racketeer Influenced and Corrupt Organizations Act (“RICO”). Our intellectual property rights could be impaired as a result of our retailers’ and resellers’ involvement with cannabis business, and we could be named as a defendant in an action asserting a RICO violation.

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Similar to the risks relating to intellectual property rights, there is an argument that the federal bankruptcy courts cannot provide relief for parties who engage in cannabis. Recent bankruptcy rulings have denied bankruptcies for cannabis dispensaries upon the justification that businesses cannot violate federal law and then claim the benefits of federal bankruptcy for the same activity and upon the justification that courts cannot ask a bankruptcy trustee to take possession of, and distribute cannabis assets as such action would violate the CSA. Therefore, due to our retailers’ and resellers’ involvement with cannabis businesses, we may not be able to seek the protection of the bankruptcy courts and this could materially affect our financial performance and/or our ability to obtain or maintain credit.
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Since cannabis is illegal under federal law, there is a strong argument that banks cannot accept for deposit funds from businesses involved in the cannabis industry. Consequently, businesses involved in the cannabis industry often have difficulty finding a bank willing to accept their business. Any such inability to open or maintain bank accounts may make it difficult for us to operate our business. Under the Bank Secrecy Act (“BSA”), banks must report to the federal government any suspected illegal activity, which includes any transaction associated with a cannabis business. These reports must be filed even though the business is operating legitimately under state law. In addition, due to our retailers’ and resellers’ involvement with cannabis businesses, our existing bank accounts could be closed.

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Insurance that is otherwise readily available, such as general liability and directors and officer’s insurance, may be more difficult for us to find, and more expensive, to the extent we are deemed to operate in the cannabis industry.

The current Trump administration, or any new administration or attorney general, could change federal enforcement policy or execution and decide to enforce the federal cannabis laws more strongly. On January 4, 2018, U.S. Attorney General Jeff Sessions issued a memorandum rescinding previous guidance (directing U.S. Department of Justice and the U.S. Attorneys’ offices to focus their cannabis enforcement efforts under federal law only in identified priority areas, such as sale to minors, criminal enterprises, and interstate sales). Under the Sessions memorandum, local U.S. Attorneys’ offices retain discretion regarding the prosecution of cannabis activity authorized under state laws and regulations. Further change in the federal approach towards enforcement could negatively affect the industry, potentially ending it entirely. Any such change in the federal government’s enforcement of current federal laws could cause significant financial damage to us. The legal uncertainty and possible future changes in law could negatively affect our growth, revenues, results of operations and success generally.
Federal authorities may enforce current federal cannabis law, and if they begin to aggressively enforce such laws, it is possible that they could allege that we violated federal laws by selling products used in the cannabis industry. Nonetheless, active enforcement of the current federal regulatory position on cannabis may thus directly or indirectly adversely affect our revenues and profits.
Violations of any U.S. federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings conducted by either the U.S. federal government or private citizens, or criminal charges, including, but not limited to, disgorgement of profits, cessation of business activities or divestiture. This could have a material adverse effect on our business, including our reputation and ability to conduct business, the listing of our securities on any stock exchanges, the settlement of trades of our securities, our ability to obtain banking services, our financial position, operating results, profitability or liquidity or the market price of our publicly traded shares. In addition, it is difficult for us to estimate the time or resources that would be needed for the investigation of any such matters or their final resolution because, in part, the time and resources that may be needed are dependent on the nature and extent of any information requested by the applicable authorities involved, and such time or resources could be substantial.
Businesses involved in the cannabis industry, and investments in such businesses, are subject to a variety of laws and regulations related to money laundering, financial recordkeeping and proceeds of crimes.
We sell our products through third party retailers and resellers. Investments in the U.S. cannabis industry are subject to a variety of laws and regulations that involve money laundering, financial recordkeeping and proceeds of crime, including the BSA, as amended by the Patriot Act, other anti-money laundering laws, and any related or similar rules, regulations or guidelines, issued, administered or enforced by governmental authorities in the United States. In February 2014, the Financial Crimes Enforcement Network (“FinCEN”) of the Treasury Department issued a memorandum (the “FinCEN Memo”)

providing guidance to banks seeking to provide services to cannabis businesses. The FinCEN Memo outlines circumstances under which banks may provide services to cannabis businesses without risking prosecution for violation of U.S. federal money laundering laws. It refers to supplementary guidance that Deputy Attorney General Cole issued to U.S. federal prosecutors relating to the prosecution of U.S. money laundering offenses predicated on cannabis violations of the CSA and outlines extensive due diligence and reporting requirements, which most banks have viewed as onerous. The FinCEN Memo currently remains in place, but it is unclear at this time whether the current administration will continue to follow the guidelines of the FinCEN Memo. Such requirements could negatively affect the ability of certain of the end users of our products to establish and maintain banking connections.
Cannabis Industry Participants are subject to federal and state controlled substance laws and regulations. As a result, we are indirectly subject to a number of risks related to controlled substances.
We sell our products through third party retailers and resellers. Some of our products are sold to Cannabis Industry Participants and used in connection with cannabis businesses that are subject to federal and state controlled substance laws and regulations. Cannabis businesses are subject to a number of risks related to controlled substances, which risks could reduce demand for our products by Cannabis Industry Participants. Such risks include, but are not limited to, the following:
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Cannabis is a Schedule I drug under the CSA and regulated by the Drug Enforcement Administration (the “DEA”) as an illegal substance. The Food and Drug Administration (“FDA”), in conjunction with the DEA, licenses cannabis research and drugs containing active ingredients derived from cannabis. If cannabis were to become legal under federal law, its sale and use could become regulated by the FDA or another federal agency.

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If cannabis were to become regulated by the FDA or another federal agency, extensive regulations may be imposed on the sale or use of cannabis. Such regulations could result in a decrease in cannabis sales and have a material adverse impact on the demand for our products. If we or our Cannabis Industry Participants are unable to comply with any applicable regulations and/or registration prescribed by the FDA, we may be unable to continue to conduct business with retailers and resellers that transact with cannabis businesses and/or our financial condition may be adversely impacted.

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Controlled substance legislation differs between states and legislation in certain states may restrict or limit our ability to sell products to Cannabis Industry Participants. Our Cannabis Industry Participants may be required to obtain separate state registrations, permits or licenses in order to be able to obtain, handle and/or distribute controlled substances in a state. Such state regulatory requirements may be costly and, the failure of such Cannabis Industry Participants to meet such regulatory requirements could lead to enforcement and sanctions by the states in addition to any from the DEA or otherwise arising under federal law. We could be implicated in such enforcement or sanctions because of the sale of our products to such Cannabis Industry Participants.

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The failure of our Cannabis Industry Participants to comply with applicable controlled substance laws and regulations, or the cost of compliance with these laws and regulations, may adversely affect the demand for our products and, as a result, the financial results of our business operations and our financial condition.

Furthermore, the Encina Credit Facility and the Term Loan Agreement each restrict our ability to sell our products directly to cannabis growers or cultivators, or to sellers or retailers that sell only to the cannabis industry. See “— Risks Relating to our Indebtedness.”
Industrial Hemp
We sell products, including hydroponic gardening products, that end users may purchase for use in new and emerging industries, including industrial hemp cultivation, that may not grow or achieve market acceptance in a manner that we can predict. The demand for these products is dependent on the growth of these industries. The hemp market is expected to be one of the fastest growing industries in the U.S. over the next five years. If the U.S. hemp market does not grow as expected, our business, financial condition and results of operations could be adversely impacted.

In December 2018, the Farm Bill (the “Farm Bill”) was signed into law in the U.S. which specifically removed hemp as a restricted commodity under the Controlled Substances Act. The Farm Bill also delegates the authority to the states to regulate and limit the production of hemp and hemp-derived products within their territories. However, the 2018 Farm Bill also explicitly preserved the FDA’s authority to regulate products containing cannabis or cannabis-derived compounds under the Federal Food, Drug, and Cosmetic Act (FD&C Act) and section 351 of the Public Health Service Act. In doing so, Congress recognized FDA’s important public health role with respect to all the products it regulates. Therefore, because the 2018 Farm Bill did not change FDA’s authorities, cannabis and cannabis-derived products are subject to the same authorities and requirements as FDA-regulated products containing any other substance, regardless of whether the products fall within the definition of  “industrial hemp” under the 2018 Farm Bill. Although many states have adopted laws and regulations that allow for the production and sale of hemp and hemp-derived products under certain circumstances, no assurance can be given that such state laws may not be repealed or amended such that our intended products containing hemp-derived CBD would once again be deemed illegal under the laws of one or more states now permitting such products, which in turn would render such intended products illegal in those states under federal law even if the federal law is unchanged. Evolving federal and state laws and regulations pertaining to the use or cultivation of hemp, as well active enforcement by federal or state authorities of the laws and regulations governing the use and cultivation of hemp may indirectly and adversely affect potential growth of the hemp industry.
Intellectual Property
We have 24 patents, 62 registered trademarks and 11 registered domains that enable us to position ourselves and our products to a wide range of customers. Our 24 issued patents cover grow lighting and hydroponic systems and components. These patents and our registered trademarks allow us to build out our proprietary brand products, which we believe are high quality products and generate higher sales margins than the distributed products that we sell.
Our ability to compete effectively depends in part on our rights to trademarks, patents and other intellectual property rights we own or license. We have not sought to register every one of our trademarks either in the United States or in every country in which such mark is used. Furthermore, because of the differences in foreign trademark, patent and other intellectual property or proprietary rights laws, we may not receive the same protection in other countries as we would in the United States with respect to the registered brand names and issued patents we hold. Litigation may be necessary to enforce our intellectual property rights and protect our proprietary information, or to defend against claims by third parties that our products or services infringe their intellectual property rights. Any litigation or claims brought by or against us could result in substantial costs and diversion of our resources.
We may need to obtain licenses to patents and other proprietary rights held by third parties to develop, manufacture and market our products, if, for example, we sought to develop our products, in conjunction with any patented technology. If we are unable to timely obtain these licenses on commercially reasonable terms and maintain these licenses, our ability to commercially market our products, may be inhibited or prevented.
In addition, because the manufacturing (cultivation), sale, possession and use of cannabis is illegal under federal law, companies that transact with cannabis businesses may have restricted intellectual property rights particularly with respect to obtaining trademarks and enforcing patents. We do not believe these restrictions apply to our business. However, if we are unable to register, or maintain, our trademarks or file for or enforce patents on any of our inventions, such an inability could materially affect our ability to protect our name and proprietary technologies.
Research and Development
We continually invest in research and development to improve our products, manufacturing processes, packaging and delivery systems. In addition to the benefits of our own research and development, we actively seek ways to leverage the research and development activities of our suppliers and other business partners.
Employees
As of June 30, 2019, we had approximately 270 full time employees. No employees are subject to collective bargaining agreements and we have had no labor-related work stoppages.

Facilities
We have over 800,000 square feet of distribution space under leases in strategic locations, including six distribution centers in the United States, two distribution centers in Canada and one distribution center in Spain. Our headquarters is located in Petaluma, California, where we operate a key distribution center and a small assembly operation. See “Certain Relationships and Related Party Transactions.” We have in total six facilities in the United States, two in Canada and one in Spain.
We believe that our existing facilities are adequate for our needs at this time, although we do plan to open new distribution centers in the future to meet anticipated demand resulting from further deregulation of cannabis and overall market growth.
Legal Proceedings
From time to time, we may become involved in various lawsuits and legal proceedings, which arise, in the ordinary course of business. We are currently not aware of any legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.
History
Our predecessor company, originally Applied Hydroponics, Inc. was founded in 1977 in Northern California. In 1988, we opened a retail and assembly facility in Philadelphia, PA. We moved our headquarters to Petaluma, CA in 1996 and divested our retail operations in 2002. From 2003 to 2014 we expanded distributions operations by opening distribution centers in Texas, Florida, Southern California, Colorado, and Oregon. In December 2010, Peter Wardenburg and a newly formed ESOP redeemed shares from our founding shareholder. In December 2010, we established operations in Spain with the acquisition of a majority interest in Eltac.
In May 2017, we were acquired by Hydrofarm Investment Corp., owned by a group of private equity sponsors, including Serruya Private Equity, Hawthorn Equity Partners Inc. and affiliates of Broadband Capital Investments, LLC in a leveraged buyout and recapitalization transaction.
In November 2017, we established distribution operations in Canada with the acquisitions of Eddi’s Wholesale Garden Supplies, Ltd. and the distribution division of Greenstar Plant Products, Inc.
In October 2018, we completed the Private Placement and Merger of Hydrofarm Investment Corp.

Corporate Structure
We have been in the business of indoor gardening since Hydrofarm, LLC, (originally, Applied Hydroponics, Inc.), one of our wholly-owned subsidiaries, was formed in the State of California on May 4, 1977. We conduct our business through our wholly-owned, direct and indirect subsidiaries. The chart below depicts our current organizational structure:

MANAGEMENT
Executive Officers and Directors
The table below contains information regarding our directors and executive officers as of June 30, 2019:
Name	Age	Position
William Toler	60	Chief Executive Officer and Chairman of the Board
Terence Fitch	60	President
Jeff Peterson	51	Chief Financial Officer
Peter Wardenburg	64	Vice Chairman of the Board
Chris Payne	56	Director
Michael Rapoport	52	Director
Adam Stern	55	Director
John Tomes	57	Director
William Toler — Chief Executive Officer and Chairman of the Board
Mr. Toler has served as our Chief Executive Officer and Chairman of our board of directors since January 1, 2019. Prior to joining Hydrofarm in 2019, Mr. Toler was the Chief Executive Officer of Hostess Brands LLC (“Hostess”), a food and beverage company, from May 2014 to March 2018. Under his leadership, Hostess successfully re-established the iconic Hostess brand as a leader within the sweet baked goods category, returned to the company to profitability and transitioned Hostess from a private to public company. Mr. Toler has over 35 years of executive leadership experience in supply chain management and consumer packaged goods, including previously having served as Chief Executive Officer of AdvancePierre Foods, from September 2008 to August 2013, and President of Pinnacle Foods. He has also held executive roles at Campbell Soup Company, Nabisco and Procter & Gamble. In addition, Mr. Toler has also served as a senior advisor at Oaktree Capital Management, an investment management firm, from September 2013 to April 2014. Mr. Toler holds a B.A. in Business Management and Economics from North Carolina State University. Mr. Toler was selected to serve as Chairman of our board of directors because of his 35 years of executive leadership experience in supply chain management and consumer packaged goods.
Terence Fitch — President
Mr. Fitch has served as our President since March 4, 2019. Mr. Fitch has more than 30 years of marketing, sales, finance, manufacturing, supply chain, media and supervisory experience in the beverage industry. Prior to joining Hydrofarm in 2019, Mr. Fitch spent 18 years in Coca Cola’s senior management beginning in 1994, first as Regional Vice President of Sales and Marketing of the Gulf States, then as Division Vice President and General Manager, and finally as Senior Vice President and General Manager of the Western Region, responsible for a team of 13,500 sales, strategy, marketing, operations, manufacturing, supply chain, and analytical professionals, and accountable for annual sales in excess of  $4.2 billion. Mr. Fitch also served as Senior Vice President and General Manager of the Western Region of Coca Cola Refreshments from 2010 to 2013. In 2013, Mr. Fitch founded Drink Teck, LLC, a functional beverage company, where he served as its Chief Executive Officer. Mr. Fitch has also served on the board of directors of the Harold Pump Foundation, on the C-5 Youth Foundation, on the USC Food Management Council, and on the Coca Cola Scholars Foundation. Mr. Fitch holds a B.S. in finance and marketing from Arizona State University.
Jeff Peterson — Chief Financial Officer
Mr. Peterson has served as our Chief Financial Officer since August 28, 2018, as well as Chief Financial Officer of Hydrofarm, LLC since April 2011 and will continue as our Chief Financial Officer following this Offering. In his capacity as Chief Financial Officer, Mr. Peterson leads our financial team. Prior to joining Hydrofarm in 2011, Mr. Peterson served in a variety of finance and accounting roles at companies such as, Force10 Networks, Turin Networks, Advent Software and The Learning Company. Mr. Peterson holds a B.A. in accounting from California State University Sacramento.

Peter Wardenburg — Vice Chairman of the Board
Mr. Wardenburg has been with Hydrofarm since 1980, joining as its first employee. He has served as director since August 28, 2018 and served as our Chief Executive Officer from August 28, 2018 to December 31, 2018. In addition, he has served as Chief Executive Officer and President of our subsidiary, Hydrofarm, LLC (previously Hydrofarm Inc.), since 2010. Mr. Wardenburg has created and executed our strategic vision since as the Chief Executive Officer and has led us from a single product company to a market-leading innovator and distributor of sophisticated indoor gardening equipment. Mr. Wardenburg holds a B.S. in environmental planning and management with a horticulture emphasis from the University of California, Davis. On December 31, 2018, Mr. Wardenburg transitioned from his role as our Chief Executive Officer to a revised role as Vice Chairman of our board of directors. Mr. Wardenburg was selected to serve on our board of directors because of his deep industry experience and long-term leadership of Hydrofarm.
Chris Payne — Director
Mr. Payne has served as our director since August 28, 2018. Previously, he was a director of Hydrofarm, LLC since May 12, 2017. He will continue to serve as director in accordance with the Investor Rights Agreement. Mr. Payne is the Managing Partner and Founder of Hawthorn Equity Partners, a private equity firm focused on growth oriented, knowledge-based middle market companies across North America. Hawthorn Equity Partners is the successor to Genuity Capital Partners, a private equity business that he founded in 2005 in conjunction with Genuity Financial Group. Mr. Payne was Managing Partner of this business and primarily responsible for all of its investing activities, representing assets under management at its peak in excess of  $400 million. Previously, from 2000 through 2005, Mr. Payne was a Managing Director within the Merchant Banking Group of CIBC. Mr. Payne was responsible for sourcing and managing a large pool of private equity investments for the bank in early stage North American businesses. Mr. Payne worked closely with the head of CIBC World Markets and the head of the Retail Banking operations on various investment strategies. Mr. Payne holds an Honour’s Bachelor’s Degree in Commerce from Queen’s University and an MBA from The Wharton School. Mr. Payne was selected to serve on our board of directors because of his experience serving as board director across a wide variety of industries.
Michael Rapoport — Director
Mr. Rapoport has served as our director since August 28, 2018, in accordance with the Investor Rights Agreement. Mr. Rapoport has more than 25 years of experience in the financial industry and is the Managing Member of Broadband Capital Investments, LLC, a middle-market private equity sponsor focused on high growth companies. Mr. Rapoport has been instrumental in providing early financing and for advising a variety of growth companies including; Examworks (acquired by Leonard Green), Montrose Environmental (the leading US environmental services company), Vroom.com (the leading internet used car company), and Zynerba Pharmaceuticals (Nasdaq: ZYNE), a leading biotech company in the field of cannabinoids. From March 2006 to October 2013, Mr. Rapoport served as chairman of Committed Capital Acquisition Corporation, a special purpose acquisition company that consummated a business combination with The One Group, LLC (Nasdaq: STKS), and from May 2011 to December 2017, Mr. Rapoport served as chairman, chief executive officer and chief financial officer of Committed Capital Acquisition Corporation II, also a special purpose acquisition company. Mr. Rapoport received his BA degree in psychology from the University of Michigan-Ann Arbor in 1989. Mr. Rapoport was selected to serve on our board of directors because of his extensive capital markets experience.
Adam Stern — Director
Mr. Stern has served as our director since November 30, 2018, in accordance with the Investor Rights Agreement and Placement Agent Agreement. Mr. Stern has over 30 years of experience in venture capital and investment banking, focusing primarily on the technology and life sciences sectors of the capital markets. He has served as the chief executive officer of SternAegis Ventures and Head of Private Equity Banking at Aegis Capital, a boutique investment bank, since 2012. Since 2013, he has also served as director of Matinas BioPharma Holdings Inc., a clinical-stage biopharmaceutical company, and as director of

Dance Biopharm Holdings, Inc. a privately-held company focused on the clinical development of inhaled insulin products, since 2015. Mr. Stern previously served as director of Prolor Biotech, Inc., Labstyle Innovations Corp., Organovo Holdings, Inc. and InVivo Therapeutics Holdings Corp. Mr. Stern received his B.A. degree in Liberal Arts from the University of South Florida in 1987. Mr. Stern was selected to serve on our board of directors because of his extensive capital markets experience.
John Tomes — Director
Mr. Tomes has served as our director since August 28, 2018, in accordance with the Investor Rights Agreement. Previously, he served as a director of Hydrofarm since May 12, 2017. Mr. Tomes joined Hawthorn Equity Partners in February 2014 after working with the firm’s partners since 2006 on a variety of investments. Mr. Tomes was the Managing Partner of Hilco Equity Partners in Chicago from 2003 to 2013 where he focused primarily on middle-market investment opportunities in the United States and Canada. From 1998 to 2003, Mr. Tomes was a founding partner of Wynnchurch Capital a middle-market private equity firm based in Chicago and Canada with a similar focus. Mr. Tomes spent his formative years, from 1989 to 2008 working for GE Capital in various areas, ultimately serving as a Managing Director of GE Capital’s Merchant Banking Group. Mr. Tomes received his B.A. from Kenyon College and his Masters from the University of Chicago. Mr. Tomes was selected to serve on our board of directors because of his experience serving as board director across a wide variety of industries.
Family Relationships
There are no family relationships between any of our directors or executive officers.
Investor Rights Agreement and Placement Agent Agreement
All of our directors have been appointed pursuant to an investor rights agreement (the “Investor Rights Agreement”) entered into with, among others, Serruya Private Equity, HF I Investments LLC, HF II Investments LLC, HF III Investments LLC, Hawthorn LP, Hydrofarm Co-Investment Fund I, LP, Arch Street Holdings I, LLC, Payne Capital Corp., the Wardenburg Family Trust and the Placement Agents (collectively, the “Sponsors”).
In connection with the Private Placement, we entered into a placement agent agreement (the “Placement Agent Agreement”) with the Placement Agents. Both the Placement Agent Agreement and Investor Rights Agreement provide the Placement Agents with the right to appoint a director to our board of directors (the “PA Director”). Adam Stern, one of our directors, has been appointed as the PA Director pursuant to the Placement Agents’ rights under the Placement Agent Agreement and Investor Rights Agreement.
Leadership Structure of Our Board of Directors
The board of directors has responsibility for establishing broad corporate policies and reviewing our overall performance rather than day-to-day operations. The primary responsibility of our board of directors is to oversee the management of our company and, in doing so, serve the best interests of our company and our stockholders. The board of directors selects, evaluates and provides for the succession of executive officers and, subject to stockholder election, directors. It reviews and approves corporate objectives and strategies, and evaluates significant policies and proposed major commitments of corporate resources. Our board of directors also participates in decisions that have a potential major economic impact on our company. Management keeps the directors informed of company activity through regular communication, including written reports and presentations at board of directors and committee meetings.
We have not adopted a formal policy on whether the Chairman and Chief Executive Officer positions should be separate or combined. However, we have determined that it is in the best interest of the Company and its shareholders to appoint Mr. Toler as our Chairman and Chief Executive Officer.
Our directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until they resign or are removed from the board of directors in accordance with our Bylaws. Our officers are appointed by our board of directors and hold office until they resign or are removed from office by the board of directors.

We currently do not have any independent directors. In addition, there are currently three vacancies on our board of directors. We plan to add members to our board of directors prior to the effectiveness of this registration statement to, among other things, meet the eligibility requirements of Nasdaq.
Committees of the Board of Directors
Our board of directors will have two standing committees: an audit committee and a compensation committee. Subject to phase-in rules and a limited exception, the rules of NASDAQ and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and the rules of NASDAQ require that the compensation committee of a listed company be comprised solely of independent directors.
Audit Committee
Prior to the consummation of this offering, we will establish an audit committee of the board of directors.          ,           and           will serve as members of our audit committee. Under the NASDAQ listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent.
Each member of the audit committee is financially literate and our board of directors has determined that           qualifies as an “audit committee financial expert” as defined in applicable SEC rules.
We will adopt an audit committee charter, which will detail the principal functions of the audit committee, including:
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the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

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pre-approving all audit and permitted non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

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reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

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setting clear hiring policies for employees or former employees of the independent auditors;

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setting clear policies for audit partner rotation in compliance with applicable laws and regulations;

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obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditor’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

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reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

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reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee
Prior to the consummation of this offering, we will establish a compensation committee of the board of directors.           ,           and           will serve as members of our compensation committee. Under the NASDAQ listing standards and applicable SEC rules, we are required to have at least two members of the compensation committee, all of whom must be independent.          ,           and           are independent.

We will adopt a compensation committee charter, which will detail the principal functions of the compensation committee, including:
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reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

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reviewing and approving on an annual basis the compensation of all of our other officers;

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reviewing on an annual basis our executive compensation policies and plans;

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implementing and administering our incentive compensation equity-based remuneration plans;

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assisting management in complying with our proxy statement and annual report disclosure requirements;

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approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

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if required, producing a report on executive compensation to be included in our annual proxy statement; and

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reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

It is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such initial business combination.
The charter will also provide that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by NASDAQ and the SEC.
Director Nominations
We do not have a standing nominating committee. In accordance with Rule 5605(e)(2) of the NASDAQ Rules, a majority of the independent directors may recommend a director nominee for selection by the board of directors. The board of directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. As there is no standing nominating committee, we do not have a nominating committee charter in place.
The board of directors will also consider director candidates recommended for nomination by our stockholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of stockholders (or, if applicable, a special meeting of stockholders). Our stockholders that wish to nominate a director for election to the board of directors should follow the procedures set forth in our Bylaws.
We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders, and with respect to diversity, such factors as gender, race, ethnicity and experience, area of expertise, as well as other individual qualities and attributes that contribute to the total diversity of viewpoints and experience represented on the board of directors.

Code of Ethics
We have not previously adopted a code of ethics. However, we are in the process of adopting a code of ethics.
Potential Conflicts of Interest
We have not previously adopted any written policy to address conflicts of interest that may arise between our business and the future business activities of our directors, executive officers or employees. However, we are in the process of adopting such a policy.
Board’s Role in Risk Oversight
Effective risk oversight is an important priority of the board of directors. Because risks are considered in virtually every business decision, the board of directors discusses risk throughout the year generally or in connection with specific proposed actions. The board of directors’ approach to risk oversight includes understanding the critical risks in the Company’s business and strategy, evaluating the Company’s risk management processes, allocating responsibilities for risk oversight among the full board of directors, and fostering an appropriate culture of integrity and compliance with legal responsibilities.

EXECUTIVE AND DIRECTOR COMPENSATION
Summary Compensation Table
The following table contains information concerning the compensation paid during each of the two years ended December 31, 2018 and 2017 to persons covered by Item 401(m)(2) of Regulation S-K (the “Named Executive Officers”).
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Nonequity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Peter Wardenburg, Chief Executive Officer and Director(1)	2018	78,462	—	—	—	—	—	5,274(2)	83,736
	2017	399,231	—	—	—	—	—	—	399,231
Bob Clamp, Chief Operating Officer(3)	2018	190,385	—	—	—	—	—	—	190,385	—
	2017	—	—	—	—	—	—	—	0
Jeff Peterson, Chief Financial Officer(4)	2018	237,500	95,000						332,500
	2017	236,230	310,000	—	—	—	—	—	546,230

(1)
Mr. Wardenburg voluntarily reduced his salary in December 2017. On December 31, 2018, Mr. Wardenburg transitioned from his role as our Chief Executive Officer to a revised role as Vice Chairman of our board of directors.

(2)
Amount reflects gross-up of executive reimbursed expenses.

(3)
Mr. Clamp joined the Company as Chief Operating Officer in April 2018. Mr. Clamp departed the Company in February 2019.

(4)
Mr. Peterson received bonuses in 2017 and 2018 related to the May 2017 change of control transaction.

Narrative Disclosure to Summary Compensation Table
Executive Employment Agreements
The following description relates to employment agreements between us and our executive officers.
Bill Toler — Current Chief Executive Officer
In February 2019, we entered into an employment agreement with Mr. Toler, to serve as Chairman and Chief Executive Officer. Mr. Toler’s employment agreement provides for, among other things, base salary, annual performance and retention bonus, severance payments and the continuation of certain benefits following certain terminations of employment by us under specified circumstances or the termination of employment for good reason (as defined in the employment agreement) by Mr. Toler. Under the provisions of the agreement, Mr. Toler’s base salary is $150,000 per year until the earlier of  (i) completion of this offering or September 30, 2019, at which time Mr. Toler’s base salary will be increased to $500,000. The agreement also includes with an annual performance and retention bonus of up to fifty percent of his base salary rate based upon our board of directors’ assessment of his performance and the Company’s attainment of goals as mutually agreed between him and our board of directors. Under the agreement, if Mr. Toler’s employment is terminated by us without cause (as defined in the employment agreement), or Mr. Toler resigns for good reason (as defined in the employment agreement), Mr. Toler will (i) have the right to receive an amount equal to the greater of  $250,000 or six months of his base salary and the reimbursement of health premiums until the earlier of six months following termination, the date on which healthcare coverage is obtained from another source or until he ceases to be entitled to continuing coverage under our health plan, (ii) receive a salary true-up bonus if his employment terminates before September 30, 2019, which will be equal to a pro-rated payment of  $350,000 based upon his length of service and (iii) have all unvested equity awards held by him which vest over the twelve month period following his termination immediately vest and forfeit all other unvested equity awards. If Mr. Toler resigns without good reason or if his employment is terminated by us for cause, all of his vested equity awards previously granted to him will be forfeited. Mr. Toler’s employment agreement also provides that if his employment is terminated by him due to resignation without good reason, or by us for cause, or by either party as a result of his death or disability, he will receive (i) his base salary accrued through his last day of employment, (ii) any unused vacation (if applicable) accrued through his last day of employment, (ii) any earned but unpaid annual bonus for the calendar year ended immediately prior to his last day of employment and (iv) reimbursement of any reimbursed business expenses. Under these circumstances, he will not be entitled to any other form of compensation from us, including any severance benefits, other than any rights to which he is entitled our benefit programs, stock option plan or equity grant documents between him and us.
Mr. Toler’s employment agreement also contains a mutual non-disparagement covenant, intellectual property covenants and confidentiality covenants prohibiting Mr. Toler from, among other things, disclosing confidential information relating to us. The employment agreement also contains non-solicitation restrictions, pursuant to which Mr. Toler will not be permitted to solicit our employees in certain circumstances for a period of 12 months following his termination of employment for any reason.
Terence Fitch — President
In March 2019, we entered into an employment agreement with Mr. Fitch, to serve as President. Mr. Fitch’s employment agreement provides for, among other things, base salary, annual performance and retention bonus, severance payments and the continuation of certain benefits following certain terminations of employment by us under specified circumstances or the termination of employment for good reason (as defined in the employment agreement) by Mr. Fitch. Under the provisions of the agreement, Mr. Fitch’s base salary is $150,000 per year until the earlier of  (i) completion of this offering or September 30, 2019, at which time Mr. Fitch’s base salary will be increased to $300,000. The agreement also includes with an annual performance and retention bonus of up to fifty percent of his base salary rate based upon our board of directors’ assessment of his performance and the Company’s attainment of goals as mutually agreed between him and our board of directors. Under the agreement, if Mr. Fitch’s employment is terminated by us without cause (as defined in the employment agreement), or Mr. Fitch resigns for good reason (as defined in the employment agreement), Mr. Fitch will (i) have the right to receive an amount equal to the greater of  $150,000 or six months of his base salary and the reimbursement of health premiums until the earlier of six months following termination, the date on which healthcare coverage is obtained from another source or until he ceases to be entitled to continuing coverage under our health plan, (ii) receive a salary true-up bonus if his employment terminates before September 30, 2019, which will be equal to a pro-rated payment of  $150,000 based upon his length of service and (iii) have all unvested equity awards held by him which vest over the twelve month period following his termination immediately vest and forfeit all other unvested equity awards. If Mr. Fitch resigns without good reason or if his employment is terminated by us for cause, all of his vested equity awards previously granted to him will be forfeited. Mr. Fitch’s employment agreement also provides that if his employment is terminated by him due to resignation without good reason, or by us for cause, or by either party as a result of his death or disability, he will receive (i) his base salary accrued through his last day of employment, (ii) any unused vacation (if applicable) accrued through his last day of employment, (ii) any earned but unpaid annual bonus for the calendar year ended immediately prior to his last day of employment and (iv) reimbursement of any reimbursed business expenses. Under these circumstances, he will not be entitled to any other form of compensation from us, including any severance benefits, other than any rights to which he is entitled our benefit programs, stock option plan or equity grant documents between him and us.
Mr. Fitch’s employment agreement also contains a mutual non-disparagement covenant, intellectual property covenants and confidentiality covenants prohibiting Mr. Fitch from, among other things, disclosing confidential information relating to us. The employment agreement also contains non-solicitation restrictions, pursuant to which Mr. Fitch will not be permitted to solicit our employees in certain circumstances for a period of 12 months following his termination of employment for any reason.
Peter Wardenburg — Former Chief Executive Officer
In April 2017, we entered into an employment agreement with Mr. Wardenburg, to serve as President and Chief Executive Officer. Mr. Wardenburg’s has been an employee of Hydrofarm since 1977. He was appointed Chief Executive Officer in 2010. Mr. Wardenburg’s employment may be terminated by either

Mr. Wardenburg or the Company at any time and for any reason. Mr. Wardenburg’s employment agreement provides for, among other things, base salary, annual performance and retention bonus, severance payments and the continuation of certain benefits following certain terminations of employment by us under specified circumstances or the termination of employment for good reason (as defined in the employment agreement) by Mr. Wardenburg. Under the provisions of the agreement, Mr. Wardenburg’s base salary is $440,000 per year with an annual performance and retention bonus of up to twenty-five percent of his base salary rate based upon our board of directors’ assessment of his performance and the Company’s attainment of goals as mutually agreed between him and our board of directors. Since March, 2018, Mr. Wardenburg has voluntarily served in his capacity as Chief Executive Officer of the Company at a reduced salary of  $55,385. Under the agreement, if Mr. Wardenburg’s employment is terminated by us without cause (as defined in the employment agreement), or Mr. Wardenburg resigns for good reason (as defined in the employment agreement), Mr. Wardenburg will (i) have the right to receive continued payment of his base salary and the continuation of health benefits at our expense for a period of six months following termination, (ii) receive a lump sum payment upon termination, based on his annual bonus amount for the year of termination, which will be equal to his target annual bonus for the calendar year in which his termination occurs, (iii) forfeit any outstanding unvested equity awards previously granted to him and (iv) at our sole discretion, within 90 days following such termination, have any of his vested equity awards purchased by us; provided that if we do not so purchase any of his vested equity awards, he shall retain such vested equity awards. If Mr. Wardenburg resigns without good reason or if his employment is terminated by us for cause, all of his vested equity awards previously granted to him will be forfeited. Mr. Wardenburg’s employment agreement also provides that if his employment is terminated by him due to resignation without good reason, or by us for cause, or by either party as a result of his death or disability, he will receive his base salary accrued through his last day of employment, as well as any unused vacation (if applicable) accrued through his last day of employment. Under these circumstances, he will not be entitled to any other form of compensation from us, including any severance benefits, other than any rights to which he is entitled our benefit programs, stock option plan or equity grant documents between him and us. On December 31, 2018, Mr. Wardenburg transitioned from his role as our Chief Executive Officer to a revised role as Vice Chairman of our board of directors.
Mr. Wardenburg’s employment agreement also contains a mutual non-disparagement covenant, intellectual property covenants and confidentiality covenants prohibiting Mr. Wardenburg from, among other things, disclosing confidential information relating to us. The employment agreement also contains non-solicitation restrictions, pursuant to which Mr. Wardenburg will not be permitted to solicit our employees in certain circumstances for a period of 12 months following his termination of employment for any reason.
Bob Clamp — Chief Operating Officer
In April 2018, we entered into an employment agreement with Mr. Clamp to serve as its Chief Operating Officer. Mr. Clamp’s employment commenced on April 1, 2018 and may be terminated by either Mr. Clamp or the Company at any time and for any reason. Mr. Clamp’s employment agreement provides for, among other things, base salary, annual performance and retention bonus, severance payments and the continuation of certain benefits following certain terminations of employment by us under specified circumstances or the termination of employment for good reason (as defined in the employment agreement) by Mr. Clamp. Under these provisions, Mr. Clamp’s base salary is $300,000 per year with an annual performance and retention bonus of up to twenty-five percent of his base salary rate based upon our board of directors’ assessment of his performance and the Company’s attainment of goals as mutually agreed between him and our board of directors. Under the agreement, if Mr. Clamp’s employment is terminated by us without cause (as defined in the employment agreement), or Mr. Clamp resigns for good reason (as defined in the employment agreement), Mr. Clamp will (i) have the right to receive continued payment of his base salary and the continuation of health benefits at our expense for a period of six months following termination, (ii) receive a lump sum payment upon termination, based on his annual bonus amount for the year of termination, which will be equal to his target annual bonus for the calendar year in which his termination occurs, (iii) forfeit any outstanding unvested equity awards previously granted to him and (iv) at our sole discretion, within 90 days following such termination, have any of his vested equity awards purchased by us; provided that if we do not so purchase any of his vested equity awards, he shall retain such vested equity awards. If Mr. Clamp resigns without good reason or if his employment is terminated by us for cause, all of his vested equity awards previously granted to him will be forfeited. Mr. Clamp’s employment agreement also provides that if his employment is terminated by him due to resignation without good reason, or by us for cause, or by either party as a result of his death or disability, he will receive his base salary accrued through his last day of employment, as well as any unused vacation (if applicable) accrued through his last day of employment. Under these circumstances, he will not be entitled to any other form of compensation from us, including any severance benefits, other than any rights to which he is entitled our benefit programs, stock option plan or equity grant documents between him and us. Mr. Clamp departed the Company in February 2019.
Mr. Clamp’s employment agreement also contains a mutual non-disparagement covenant, intellectual property covenants and confidentiality covenants prohibiting Mr. Clamp from, among other things, disclosing confidential information relating to us. The employment agreement also contains non-solicitation restrictions, pursuant to which Mr. Clamp will not be permitted to solicit our employees in certain circumstances for a period of 12 months following his termination of employment for any reason.
Jeff Peterson — Chief Financial Officer
In April 2017, we entered into an employment agreement with Mr. Peterson to serve as its Chief Financial Officer. Mr. Peterson’s employment commenced in April 2011 and may be terminated by either Mr. Peterson or the Company at any time and for any reason. Mr. Peterson’s employment agreement provides for, among other things, base salary, annual performance and retention bonus, severance payments and the continuation of certain benefits following certain terminations of employment by us under specified circumstances or the termination of employment for good reason (as defined in the employment agreement) by Mr. Peterson. Under these provisions, Mr. Peterson’s base salary is $250,000 per year with an annual performance and retention bonus of up to twenty-five percent of his base salary rate based upon our board of directors’ assessment of his performance and the Company’s attainment of goals as mutually agreed between him and our board of directors. Under the agreement, if Mr. Peterson’s employment is terminated by us without cause (as defined in the employment agreement), or Mr. Peterson resigns for good reason (as defined in the employment agreement), Mr. Peterson will (i) have the right to receive continued payment of his base salary and the continuation of health benefits at our expense for a period of six months following termination, (ii) receive a lump sum payment upon termination, based on his annual bonus amount for the year of termination, which will be equal to his target annual bonus for the calendar year in which his termination occurs, (iii) forfeit any outstanding unvested equity awards previously granted to him and (iv) at our sole discretion, within 90 days following such termination, have any of his vested equity awards purchased by us; provided that if we do not so purchase any of his vested equity awards, he shall retain such vested equity awards. If Mr. Peterson resigns without good reason or if his employment is terminated by us for cause, all of his vested equity awards previously granted to him will be forfeited. Mr. Peterson’s employment agreement also provides that if his employment is terminated by him due to resignation without good reason, or by us for cause, or by either party as a result of his death or disability, he will receive his base salary accrued through his last day of employment, as well as any unused vacation (if applicable) accrued through his last day of employment. Under these circumstances, he will not be entitled to any other form of compensation from us, including any severance benefits, other than any rights to which he is entitled our benefit programs, stock option plan or equity grant documents between him and us.
Mr. Peterson’s employment agreement also contains a mutual non-disparagement covenant, intellectual property covenants and confidentiality covenants prohibiting Mr. Peterson from, among other things, disclosing confidential information relating to us. The employment agreement also contains non-solicitation restrictions, pursuant to which Mr. Peterson will not be permitted to solicit our employees in certain circumstances for a period of 12 months following his termination of employment for any reason.

Outstanding equity awards at 2018 fiscal year end
Outstanding Equity Awards at Fiscal Year-End
	Option Awards					Stock Awards
Name and Principal Position	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Exercise Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Peter Wardenburg, Chief Executive Officer and Director(1)	—	—	—	—	—	—	—	—	—
Bob Clamp, Chief Operating Officer(2)	—	—	—	—	—	—	—	—	—
Jeff Peterson, Chief Financial Officer(3)	—	—	—	—	—	—	—	—	—
Aggregated Option Exercises and Fiscal Year-End Option Value
No options were exercised during the year ended December 31, 2018.
Directors’ Compensation
Our directors are not compensated for their service on the board of directors. We expect to compensate newly appointed independent directors once they are appointed. We have not yet determined the compensation we will pay to our independent directors.
Board Observers
The Investor Rights Agreement provides for three nonvoting observers who have the right, subject to certain limitations, to receive information and documentation provided to the members of our board of directors prior to meetings of the board of directors and may subsequently attend all such meetings. See “Certain Relationships and Related Party Transactions.” In addition, the Placement Agent Agreement and Investor Rights Agreement provide the Placement Agents with the right to nominate one person to act as an observer on our board of directors and to attend all meetings of the board of directors in a nonvoting observer capacity and, in this respect, we are obligated to give such persons a copy of all notices, minutes, consents, and other materials that the board of directors provides to its directors at the same time and in the same matter provided to such directors. Further, the Term Loan Agreement provides Brightwood with the right to appoint one designee to attend all meetings of the board of directors, its committees and any other meeting of a similar governing body of each of our subsidiaries that are borrowers under the Term Loan Agreement in a nonvoting observer capacity and, in this respect, we are obligated to give such persons a copy of all notices, minutes, consents, and other materials that any such entity provides to its directors at the same time and in the same manner as provided to all directors, subject to certain limitations.
Director and Officer Indemnification Agreements and Insurance
Prior to the effectiveness of the registration statement of which this prospectus forms a part, we intend to enter into indemnification agreements with each of our directors and executive officers (the “Indemnification Agreements”). We expect such Indemnification Agreements will provide for indemnification against expenses, judgments, fines and penalties actually and reasonably incurred by an indemnitee in connection with threatened, pending or completed actions, suits or other proceedings, subject to certain limitations. We further expect that the Indemnification Agreements will also provide for the advancement of expenses in connection with a proceeding prior to a final, non-appealable judgment or other adjudication, provided that the indemnitee provides an undertaking to repay to us any amounts advanced if the indemnitee is ultimately found not to be entitled to indemnification by us. The Indemnification Agreements will set forth procedures for making and responding to requests for indemnification or advancement of expenses, as well as dispute resolution procedures that will apply to any dispute between us and an indemnitee arising under the Indemnification Agreements.
We maintain directors’ and officers’ liability insurance coverage for our directors and officers in their capacities as directors and officers of the Company.
Equity Incentive Plan
Our 2018 Equity Incentive Plan was established to attract, retain and motivate our employees, officers, directors, consultants, agents, advisors and independent contractors by providing them with the opportunity to acquire a proprietary interest in the Company and to their interests and efforts to the long-term interests of our stockholders. On August 22, 2018, the board of directors adopted our 2018 Equity Incentive Plan, which provides for, among other things, grants of restricted stock units, stock options, restricted stock and other stock-based awards to employees, directors, consultants and other individuals who provide services to us and our affiliates. As of December 31, 2018, we have 8,718,195 shares of our common stock reserved for issuance under the 2018 Equity Incentive Plan.
Administration.   The 2018 Equity Incentive Plan shall be administered by the board of directors. Notwithstanding the foregoing, the board of directors may delegate concurrent responsibility for administering the plan, including with respect to designated classes of persons eligible to receive an award under the plan, to a committee or committees (which term shall include subcommittees) consisting of one or more members of the board of directors, subject to such limitations as the board of directors deems appropriate.
Plan Term.   The 2018 Equity Incentive Plan will terminate on the tenth (10th) anniversary of the earlier of  (i) the date the board of directors adopted the plan or (ii) the date the stockholders approved the plan.
Types of Awards.   The plan permits the award of options, stock appreciation rights, stock awards, restricted stock, stock units, performance shares, performance units, cash-based awards or other incentives payable in cash or in shares of common stock, as may be designated by the plan administrator.
Evidence of Awards.   Awards under the plan shall be evidenced by a written, including an electronic, instrument that shall contain such terms, conditions, limitations and restrictions as the plan administrator shall deem advisable and that are not inconsistent with the plan.
Dividends and Distributions.   Participants may, if the plan administrator so determines, be credited with dividends or dividend equivalents paid with respect to shares of common stock underlying an award in a manner determined by the plan administrator in its sole discretion
Eligibility.   An award may be granted to any employee, officer or director of the Company or any entity that, directly or indirectly, is in control of, is controlled by, or is under common control with the Company (a “related company”), whom the plan administrator from time to time selects. Certain awards may also be granted to any consultant, agent, advisor or independent contractor for bona fide services rendered to the Company or a related company.
Option Exercise Price.   Options shall be granted with an exercise price per share not less than 100% of the fair market value of the common stock on the grant date (and not less than the exercise price required by Section 422 of the U.S. Internal Revenue Code of 1986, as amended).
Term of Options.   Subject to earlier termination in accordance with the terms of the plan and the instrument evidencing the option, the maximum term of the option shall be ten years from the grant date.
Exercise of Options.   The plan administrator shall establish and set forth in each instrument that evidences the option the time at which, or the installments in which, the option shall vest and become exercisable. To the extent an option becomes exercisable, the option may be exercised in whole or from time to time in part by delivery to or as directed or approved by the Company of a properly executed stock option exercise agreement or notice, in a form and in accordance with procedures established by the plan administrator. An option may be exercised only for whole shares and may not be exercised for less than a reasonable number of shares at any one time, as determined by the plan administrator.
Stock Appreciation Rights.   The plan administrator may grant stock appreciation rights to participants at any time on such terms and conditions as the plan administrator shall determine in its sole discretion. A stock appreciation right may be granted in tandem with an option or alone. The grant price of a tandem stock appreciation right shall be equal to the exercise price of the related option. The grant price of a freestanding stock appreciation right shall be established in accordance with the procedures for options set forth in the plan. A stock appreciation right may be exercised upon such terms and conditions and for the term as the plan administrator determined in its sole discretion.
Term of Stock Appreciation Rights.   The maximum term for a freestanding stock appreciation right shall be ten years. The maximum term for a tandem stock appreciation right shall be the term of the related option.
Payment of Stock Appreciation Right Amount.   Upon the exercise of the stock appreciation right, a participant shall be entitled to receive payment in an amount determined by multiplying (i) the difference between the fair market value of the common stock on the date of exercise over the grant price of the stock appreciation right by (ii) the number of shares with respect to the which the stock appreciation right is exercised.
Stock Awards, Restricted Stock and Stock Units.   The plan administrator may grant stock awards, restricted stock and stock units on such terms and conditions and subject to such repurchase or forfeiture restrictions, if any, which may be based on continuous service with the Company or a related company or the achievement of any performance goals, as the plan administrator shall determine in its sole discretion, which terms, conditions and restrictions shall be set forth in the instrument evidencing the award.
Vesting of Restricted Stock and Stock Units.   Upon satisfaction of any terms, conditions and restrictions prescribed with respect to restricted stock or stock units, or upon a participant’s release from any terms, conditions and restrictions on restricted stock or stock units, as determined by the plan administrator, (i) the shares covered by each award of restricted stock shall become freely transferrable by the participant subject to the terms and conditions of the plan, the instrument evidencing the award, and applicable securities laws, and (ii) stock units shall be paid in shares of common stock or, if set forth in the instrument evidencing the awards, in cash or a combination of cash and shares of common stock.
Performance Shares.   The plan administrator may grant awards of performance shares, designate to whom the performance shares are to be awarded and determine the number of performance shares and the terms and conditions of each such award. Performance shares shall consist of a unit valued by reference to a designated number of shares of common stock, the value of which may be paid to the participant by delivery of shares of common stock, or, if set forth in the instrument evidencing the awards, of such property as the plan administrator shall determine, including, without limitation, cash, shares of common stock, other property, or any combination thereof, upon the attainment of performance goals, as established by the plan administrator.
Performance Units.   The plan administrator may grant awards of performance units, designate the participants to whom performance units are to be awarded and determine the number of performance units and the terms and conditions of each such Award. performance units shall consist of a unit valued by reference to a designated amount of property other than shares of common stock, which value may be paid to the participant by delivery of such property as the plan administrator shall determine, including, without limitation, cash, shares of common stock, other property, or any combination thereof, upon the attainment of performance goals, as established by the plan administrator, and other terms and conditions specified by the plan administrator.
Other Stock or Cash-Based Awards.   Subject to the terms of the plan and such other terms and conditions as the plan administrator deems appropriate, the plan administrator may grant other incentives payable in cash of shares of common stock under the plan.
Restrictions on Transfer.   No award or interest in an award may be sold, assigned, pledged (as collateral for a loan or as security for the performance of an obligation or for any other purpose) or transferred by a participant or made subject to attachment or similar proceedings otherwise than by will or by the applicable laws of descent and distribution, except to the extent the participant designates one or more beneficiaries on a Company-approved form who may exercise the award or receive payment under the award after the participant’s death. During a participant’s lifetime, an award may be exercised only by the participant. Notwithstanding the foregoing, and to the extent permitted by Section 422 of the U.S. Internal Revenue Code of 1986, as amended, with respect to incentive stock options, the plan administrator, in its sole discretion, may permit a participant to assign or transfer an award, subject to such terms and conditions as the plan administrator shall specify.
Adjustment of Shares.   In the event that, at any time or from time to time, a stock dividend, stock split, spin-off, combination or exchange of shares, recapitalization, merger, consolidation, distribution to stockholders other than a normal cash dividend, or other change in the Company’s corporate or capital structure results in (a) outstanding shares of common stock, or any securities exchanged therefor or received in their place, being exchanged for a different number or kind of securities of the Company or any other company or (b) new, different or additional securities of the Company or any other company being received by the holders of shares of common stock, then the plan administrator shall make proportional adjustments in (i) the maximum number and kind of securities available for issuance under the plan; (ii) the maximum number and kind of securities issuable as incentive stock options; and (iii) the number and kind of securities that are subject to any outstanding award and the per share price of such securities, without any change in the aggregate price to be paid therefor.
Amendment, Suspension or Termination.   The board of directors or an authorized committee thereof may amend, suspend or terminate the plan or any portion of the plan at any time and in such respects as it shall deem advisable; provided, however, that, to the extent required by applicable law, regulation or stock exchange rule, stockholder approval shall be required for any amendment to the plan; and provided, further, that the board of directors shall be required to approve any amendment that requires stockholder approval. Subject to the terms of the plan, the board of directors or an authorized committee thereof may amend the terms of any outstanding award, prospectively or retroactively.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The following is a description of transactions since January 1, 2017, to which we were a party in which the amount involved exceeded or will exceed the lesser of  $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any of our executive officers, directors or holders of more than 5% of any class of our voting securities, or an affiliate or immediate family member thereof, had or will have a direct or indirect material interest. We believe the terms obtained or the consideration that we paid or received, as applicable, in connection with the transactions described below are comparable to terms available or amounts that would be paid or received, as applicable, in arms’-length transactions with parties unrelated to us.
McDowell Lease Agreement
The Petaluma HQ is leased, in part, from our one of our directors, Peter Wardenburg through his ownership interests in McDowell Group, LLC (“McDowell Group”). On September 11, 2007, Adobe Creek Partners LLC expressed its desire to sell the Petaluma HQ, then leased from them by Hydrofarm. Mr. Wardenburg and Mr. Stuart Dvorin, each of whom then owned 25% of the Petaluma HQ, caused McDowell Group to be formed for the purpose of owning and operating the Petaluma HQ. Mr. Wardenburg owns 50% of McDowell Group. We lease the Petaluma HQ on a month-to-month basis. The original lease, dated March 22, 2006 was payable in monthly payments of base rent equal to approximately $73,000, and was extended on November 6, 2015 and payable in monthly payments of base rent equal to approximately $101,000 increasing to approximately $106,000 currently. Our total rent payments for fiscal years 2018 and 2017 were $1.2 million and $1.3 million, respectively.
Management Agreements
On May 12, 2017, we entered into management agreements (the “Management Agreements”) with Hawthorn Equity Partners Inc. (“Hawthorn Equity”), an affiliate of our 5% shareholder, Hawthorn LP and JAMS Holdings LLC (“JAMS”) an affiliate of our greater than 5% shareholder, Serruya Private Equity. Pursuant to the Management Agreements, Hawthorn Equity and JAMS may provide us with various management services, including transaction advisory, financial and management consulting services. In consideration for these services, the management fees payable to Hawthorn Equity and JAMS annually were approximately $139,000 and $711,000, respectively, in addition to certain costs and expenses incurred while rendering the services stipulated in the Management Agreements. Pursuant to the Management Agreements, we incurred aggregate management fees and reimbursable expenses of  $555,000 for the year ended December 31, 2017 and $542,000 for the year ended December 31, 2018. Certain of our current directors, Chris Payne and John Tomes, are affiliates of Hawthorn LP, and certain of our former directors, Michael Serruya, Arron Serruya and Simon Serruya are affiliates of Serruya Private Equity. Total management fees paid to Hawthorn Equity for fiscal years 2018, 2017 and 2016 were $91,000, $88,000 and $0, respectively. Total management fees paid to JAMS for fiscal years 2018, 2017 and 2016 were $464,000, $453,000 and $0, respectively.
The Management Agreements were terminated in connection with the Private Placement.
Cader Sublease
The Cader Lane Warehouse is leased, in part, from Mr. Peter Wardenburg, one of our directors, through his ownership interests in Cader Lane, LLC. Mr. Wardenburg is 50% owner of Cader Lane, LLC. We lease 31,000 square feet. The lease’s monthly payments ranged from approximately $31,000 to $73,000 per month, and terminated on June 30, 2019. Our total rent payments for fiscal years 2018 and 2017 were $0.6 million and $0.3 million, respectively.
Investor Rights Agreement
We have entered into the Investor Rights Agreement with the Sponsors, which provides for rights for certain of the Sponsors to nominate seven members to our board of directors, the reimbursement of expenses of members of our board of directors, certain piggyback registration rights for securities of the Sponsors, information rights, and certain consent rights related to affiliate transactions. All of our directors have been appointed pursuant to the Investor Rights Agreement.

In addition, the Investor Rights Agreement provides that each of the Sponsors agrees to vote, or act be written consent with respect to, all voting securities beneficially owned by it, at each annual or special meeting of stockholders of the Company at which directors are to be elected, or to take all actions by written consent in lieu of any such meeting as necessary, to cause the Sponsors’ designees to be elected to the board of directors.
The Merger and Concurrent Offering
Concurrently with the closing of the Private Placement, one of our wholly-owned subsidiaries merged with and into HIC, with HIC becoming our wholly-owned subsidiary and continuing its and its subsidiaries’ existing business operations, including those of Hydrofarm, LLC, a subsidiary of HIC (the “Merger”).
In connection with the Private Placement and Merger, (i) HIC raised $15.2 million from its existing stockholders through the Concurrent Offering and (ii) Hydrofarm Holdings LLC, a subsidiary of HIC, and its affiliates entered into the Loan Transactions. The consideration in the Concurrent Offering consisted of $11.1 million in cash from existing stockholders of HIC and the conversion of  $4.1 million of an aggregate principal amount plus interest outstanding under an outstanding note. As part of the Merger, the securities of HIC issued in the Concurrent Offering were exchanged into shares of our common stock and warrants to purchase our common stock having the same terms and conditions as the securities included in the Units issued in the Private Placement. In addition, the investors in the Concurrent Offering received the same registration rights as the investors in the Private Placement with respect to our securities that they received in connection with the Merger.
The principal stockholders listed in the Principal Stockholders section of this prospectus acquired their shares of common stock in connection with HIC’s May 2017 acquisition of Hydrofarm, LLC and the Concurrent Offering and Merger. Mr. Wardenburg, one of our directors, previously held equity interests in Hydrofarm, LLC, and rolled over all or a portion of such equity interests into shares of common stock of HIC in connection with HIC’s May 2017 acquisition of Hydrofarm, LLC. Mr. Wardenburg held the equity interests in Hydrofarm, LLC, prior to January 1, 2016.
Registration Rights
In addition to the Registration Rights Agreement, the Investor Rights Agreement provides for piggyback registration rights to certain of the Sponsors for the shares of our common stock held by such Sponsors, but not including the securities acquired by such Sponsors in connection with the Concurrent Offering and subsequently converted to securities of the Company pursuant to the Merger. The resale of these additional shares of our common stock will be eligible to be registered through piggyback registration rights, which may be exercised in connection with any future registration statement of the Company that is filed with the SEC other than the registration statement of which this prospectus forms a part.
PBCO Notes
PBCO Note 1
On May 22, 2018, we entered into a subordinated promissory note in favor of PBCO, Inc. (“PBCO”), an entity wholly-owned by Peter Wardenburg, one of our directors, in an aggregate principal amount of $4.0 million (“PBCO Note 1”). Interest on PBCO Note 1 accrued at a rate of 8.24% per annum and PBCO Note 1 was scheduled to mature on November 12, 2022. PBCO Note 1 was subject to the terms of  (i) a subordination agreement between PBCO and Bank of America, N.A., dated as of May 22, 2018, and (ii) a subordination agreement between PBCO and Brightwood Loan Services LLC, dated as of May 22, 2018. In connection with the Concurrent Offering, PBCO Note 1 was converted into 1,633,958 units in the Concurrent Offering and is of no further force or effect.

PBCO Note 2
On June 29, 2018, Hydrofarm Holdings entered into a subordinated promissory note in favor of PBCO in an aggregate principal amount of  $2.0 million (“PBCO Note 2”). Interest on PBCO Note 2 accrued at a rate of 8.24% per annum and PBCO Note 2 was scheduled to mature on November 12, 2022. PBCO Note 2 was subject to the terms of  (i) a subordination agreement between PBCO and Bank of America, N.A., dated as of June 29, 2018, and (ii) a subordination agreement between PBCO and Brightwood Loan Services LLC, dated as of June 29, 2018. PBCO Note 2 was repaid with proceeds from the Private Placement and is of no further force or effect.

PRINCIPAL STOCKHOLDERS
The table below provides information regarding the beneficial ownership of the common stock as of December 31, 2018, and as adjusted to reflect the sale of our common stock in this offering assuming no exercise of the underwriters’ option to purchase additional shares of our common stock, of  (1) each person or entity who owns beneficially 5% or more of the shares of our outstanding common stock, (2) each of our directors, (3) each of our Named Executive Officers and (4) our directors and officers as a group. Beneficial ownership is determined based on the rules and regulations of the SEC. A person has beneficial ownership of shares if such individual has the power to vote and/or dispose of shares. This power may be sole or shared and direct or indirect. Except as otherwise indicated, and subject to applicable community property laws, we believe the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them. Beneficial ownership prior to this offering is based on 69,745,562 shares of our common stock outstanding as of December 31, 2018. Unless otherwise indicated below, the address for each beneficial owner listed is Hydrofarm Holdings Group, Inc., 2249 South McDowell Blvd., Petaluma, California, 94954.
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned Before This Offering	Percentage of Shares Beneficially Owned After This Offering
5% Stockholders
Jack Serruya(1)	5,789,682	8.3%
Aaron Serruya(2)	5,789,682	8.3%
Michael Serruya(3)	5,789,678	8.3%
Simon Serruya(4)	5,789,682	8.3%
Directors and Named Executive Officers:
William Toler	0	*	*
Bob Clamp	0	*	*
Jeff Peterson	0	*	*
Peter Wardenburg(5)	7,004,606	10.0%
Chris Payne(6)	6,998,337	10.0%
Michael Rapoport(7)	10,368,045	14.9%
John Tomes(8)	6,766,754	9.7%
Adam Stern(9)	625,000	*	*
All directors and current executive officers as a group (7 persons)(10)	24,995,998	35.8%

*
Less than one percent

(1)
Represents 5,789,682 shares of our common stock and 302,829 shares of common stock underlying warrants to purchase shares of our common stock held of record by 2208744 Inc. Mr. Jack Serruya is the natural person with voting and investment power over the shares held by 2208744 Inc. The stockholder’s address is 210 Shields Court, Markham, Ontario, Canada L3R 8V2.

(2)
Represents 5,789,682 shares of our common stock and 302,829 shares of common stock underlying warrants to purchase shares of our common stock held of record by Fruzer Inc. Mr. Aaron Serruya is the natural person with voting and investment power over the shares held by Fruzer Inc. The stockholder’s address is 210 Shields Court, Markham, Ontario, Canada L3R 8V2.

(3)
Represents 5,789,678 shares of our common stock and 302,829 shares of common stock underlying warrants to purchase shares of our common stock held of record by 2118769 Ontario Inc. Mr. Michael Serruya is the natural person with voting and investment power over the shares held by 2118769 Inc. The stockholder’s address is 210 Shields Court, Markham, Ontario, Canada L3R 8V2.

(4)
Represents 5,789,682 shares of our common stock and 302,829 shares of common stock underlying warrants to purchase shares of our common stock held of record by 2208742 Inc. Mr. Simon Serruya is the natural person with voting and investment power over the shares held by 2208742 Inc. The stockholder’s address is 210 Shields Court, Markham, Ontario, Canada L3R 8V2.

(5)
Represents 7,004,606 shares of our common stock and 816,979 shares of common stock underlying warrants to purchase shares of our common stock held of record by Wardenburg 2009 Family Trust. Mr. Peter Wardenburg is the natural person with voting and investment power over the shares held by Wardenburg 2009 Family Trust. The stockholder’s address is 2249 S. McDowell Ext., Petaluma, CA 94954.

(6)
Represents 4,648,128 shares of our common stock and 250,454 shares of common stock underlying warrants to purchase shares of our common stock held of record in Hawthorn Limited Partnership, (ii) 2,118,626 shares of our common stock and 103,483 shares of common stock underlying warrants to purchase shares of our common stock held of record by Hydrofarm Co-Investment Fund, LP and (iii) 231,583 shares of our common stock and 12,110 shares of common stock underlying warrants to purchase shares of our common stock held of record in Payne Capital Corp. Hydrofarm Co-Investment Fund, LP is an affiliate of Hawthorn, LP. Mr. Chris Payne is an affiliate of Hawthorn LP, Hydrofarm Co-Investment Fund LP and Payne Capital Corp. Messrs. Payne and Tomes may be deemed to beneficially own the shares and each share voting and investment power over the shares held by Hawthorn Limited Partnership and Hydrofarm Co-Investment Fund, LP. Mr. Chris Payne is the natural person with voting and investment power over the shares held by Payne Capital Corp. The stockholder’s address is 240 Richmond Street West, Toronto, ON, Canada M5V 1V6.

(7)
Represents 10,368,045 shares of our common stock held of record in HF I Investments LLC, HF II Investments, LLC and HF III Investments, LLC. HF I Investments LLC, HF II Investments LLC, and HF III Investments LLC are affiliates of Broadband Capital Investments, LLC (“Broadband Capital”). Mr. Rapoport is an affiliate of Broadband Capital. Mr. Rapoport is the natural person with voting and investment power over the shares held by HF I Investments LLC, HF II Investments, LLC and HF III Investments, LLC. The stockholder’s address is c/o BCM X3 Holdings LLC, 9701 Collins Ave, Apt. 1902-S, Bal Harbor, Florida 33154.

(8)
Represents (i) 4,648,128 shares of our common stock and 250,454 shares of common stock underlying warrants to purchase shares of our common stock held of record in Hawthorn Limited Partnership and (ii) 2,118,626 shares of our common stock and 103,483 shares of common stock underlying warrants to purchase shares of our common stock held of record by Hydrofarm Co-Investment Fund, LP. Hydrofarm Co-Investment Fund, LP is an affiliate of Hawthorn Limited Partnership. Mr. John Tomes is an affiliate of Hawthorn LP and Hydrofarm Co-Investment Fund LP. Messrs. Tomes and Payne may be deemed to beneficially own the shares and each share voting and investment power over the shares held by Hawthorn Limited Partnership and Hydrofarm Co-Investment Fund, LP. The stockholder’s address is 240 Richmond Street West, Toronto, ON, Canada M5V 1V6.

(9)
Represents 625,000 shares of our common stock held of record by AKS Family Partners, LP. Mr. Adam Stern is the natural person with voting and investment power over the shares held by AKS Family Partners, LP. Mr. Adam Stern also holds 442,893 warrants to purchase shares of our common stock held of record by Mr. Adam Stern. The stockholder’s address is 810 7th Ave, 22nd FL, New York, NY 10019.

(10)
Mr. John Tomes and Mr. Chris Payne have shared voting power over the 6,766,754 common shares listed as beneficially owned by Mr. John Tomes, therefore the shares beneficially owned by both Mr. John Tomes and Mr. Chris Payne are counted one time for the total shares of all directors and current executive officers as a group.

DESCRIPTION OF OUR INDEBTEDNESS
The following summarizes the principal terms of the agreements that govern our existing indebtedness. See also “Risk Factors — Risks Relating to Our Indebtedness.”
Encina Revolving Credit Facility
Our wholly-owned and indirect subsidiaries, Hydrofarm, LLC (“Hydrofarm”), EHH Holdings, LLC (“EHH”), Sunblaster LLC (“SunBlaster”), SunBlaster Holdings, ULC (“SunBlaster ULC”), Eddi’s Wholesale Garden Supplies, Ltd. (“EWGS” and, together with SunBlaster ULC, the “Canadian Borrowers”), Hydrofarm Holdings, LLC (“Holdings”), and Hydrofarm Canada, LLC (“Hydrofarm Canada” and together with Holdings, the US Borrowers and the Canadian Borrowers, the “Subsidiary Obligors”) are parties to a Loan and Security Agreement with Encina Business Credit, LLC, as agent (“Encina”), and other lenders party thereto (as amended and restated to date, the “Encina Credit Facility”). The Encina Credit Facility provides for revolving borrowings of up to $45.0 million asset-based revolving credit facility, subject to applicable borrowing base availability, and a limit of up to $15.0 million of borrowings for the Canadian Borrowers. The Encina Credit Facility also provides for a swingline facility of up to $2.0 million. Borrowings under the Encina Credit Facility are subject to an availability block of $5.0 million until certain tests have been met, which tests will commence upon the delivery of the December 2019 financial statements. Borrowings under the Encina Credit Facility are subject to variable interest rates based on certain U.S. and Canadian-based interest rates plus an applicable margin, which is determined by the average daily amount available for borrowing under the Encina Credit Facility for an applicable period. The Subsidiary Obligors are obligated to repay the amounts used under the Encina Credit Facility in full by the earlier of  (i) July 11, 2022, or (ii) 90 days prior to the scheduled maturity date of the Term Loan Agreement (as defined below). A portion of the proceeds borrowed under the Encina Credit Facility were used to pay in full the Loan and Security Agreement among Bank of America, N.A. and the Subsidiary Obligors (the “BofA Agreement”).
To secure the prompt payment and performance of obligations required under the Encina Credit Facility, the Subsidiary Obligors have granted to Encina a first-priority lien on all cash, accounts receivable and inventory of the Encina and a second-lien priority lien on all other assets and personal property of the Encina.
Furthermore, until full payment of all obligations required under the Encina Credit Facility, the Subsidiary Obligors shall not, among other things, take any of the following actions, except as permitted by the Encina Credit Facility:
•
merge, divide or consolidate, form any new subsidiary, acquire any interest in any Person (as defined therein), or wind-up or cease operations, dissolve or liquidate;

•
create, assume, incur issue, guarantee or otherwise become or remain obligated in respect of, or permit to be outstanding, any indebtedness (as such term is defined therein);

•
make acquisitions;

•
change its name or jurisdiction of formation;

•
dispose of any assets;

•
make loans or investments;

•
create, incur, assume or suffer to exist any lien;

•
authorize, enter into, or execute any agreements giving a Secured Party (as defined therein) control of a Deposit Account (as defined therein) or Securities Accounts (as defined therein);

•
enter into any covenant or agreement that restricts the Subsidiary Obligors from pledging or granting a security interest in, mortgaging, assigning, encumbering or otherwise creating a lien on any of its property in favor of a Lender (as defined therein);

•
guaranty or become liable for the obligations of another party;

•
make a restricted payment;

•
redeem, retire, purchase or otherwise acquire any of an Subsidiary Obligors’ capital stock or other equity interests; or

•
engage, directly or indirectly, in a business other than the business which is being conducted on the date hereof.

Under the Encina Credit Facility, the following actions, among others, could be deemed to be an “event of default” that may result in the acceleration of the due date, payment of all obligations and termination of all revolver commitments, without any action by Encina or notice of any kind.
•
Failure to pay obligations when due;

•
Any representation, warranty, statement, report or certificate made or delivered is untrue or misleading in any material respect;

•
A default in the performance and observance of certain covenants;

•
A guarantor repudiates, revokes or attempts to revoke its guaranty;

•
The actual or attempted revocation or termination of, or limitation or denial of liability under, any guaranty of any of the Obligations (as defined therein), or any security document securing any of the Obligations;

•
The commencement of an involuntary case or other proceeding against any Subsidiary Obligor; or

•
A change of control occurs.

As of the date hereof, we have borrowings outstanding under the Encina Credit Facility of approximately $22.9 million and outstanding letters of credit of  $0.8 million, with approximately $2.0 million available for future borrowings.
Term Loan Agreement
The Subsidiary Obligors (as defined above under the description of the Encina Revolving Loan Facility) and Brightwood Loan Services, LLC (“Brightwood”) and the other lenders party thereto (the “Term Loan Lenders”) are parties to: (i) that certain Credit Agreement, dated as of May 12, 2017 among the Subsidiary Obligors and the Term Loan Lenders, as amended by that certain Amendment No. 1 to Credit Agreement dated as of September 21, 2017, that certain Amendment No. 2 to Credit Agreement dated as of November 8, 2017, that certain Forbearance Agreement and Amendment to Credit Agreement dated as of May 18, 2018, that certain Amendment No. 1 to Forbearance Agreement dated as of July 16, 2018, that certain Waiver and Amendment No. 3 to Credit Agreement dated as of August 24, 2018 (“TL Amendment No. 3”), that certain Amendment No. 4 to Credit Agreement dated as of March 15, 2019, that certain Amendment No. 5 to Credit Agreement dated as of the Closing Date and as may be further amended, amended and restated, modified or supplemented from time to time in accordance with the terms thereof  (as amended to date, the “Term Loan Agreement”). The Term Loan Agreement provides for a $75 million term loan, with an interest rate of Libor plus 1000 basis points or the Base Rate plus 900 basis points through December 31, 2019 and thereafter LIBOR plus 850 basis points and the Base Rate plus 750 basis points; provided, that at such time that the Total Net Leverage Ratio is less than 5.50:1.00, the interest rate shall be LIBOR plus 700 basis points or the Base Rate plus 600 basis points. The annual principal amortization is 2.5% of the original amount of Term Loans on the initial closing date of May 12, 2017; provided, that no amortization payments shall be made during the period commencing on June 30, 2018 and ending on the date the Fixed Charge Coverage Ratio as of the last day of any two consecutive fiscal quarters shall have been not less than 1.10:1.00 (which date must be after January 1, 2020). The Subsidiary Obligors are obligated to repay the amounts used under the Term Loan Agreement in full by May 12, 2022, subject to certain terms that may require earlier payment.
To secure the prompt payment and performance of obligations required under the Term Loan Agreement and the Intercreditor Agreement (as defined below), the Subsidiary Obligors have granted the Term Loan Lenders a second-priority lien on all cash, accounts receivable and inventory of the Subsidiary Obligors and a first-priority lien on all other assets and personal property of the Subsidiary Obligors, subject to certain exceptions.

Furthermore, until full payment of all obligations under the Term Loan Agreement, the Subsidiary Obligors shall not do, among other things, any of the following, except as permitted by the Term Loan Agreement:
•
merge, divide or consolidate, form any new subsidiary, acquire any interest in any Person (as defined therein), or wind-up or cease operations, dissolve or liquidate;

•
create, assume, incur issue, guarantee or otherwise become or remain obligated in respect of, or permit to be outstanding, any indebtedness (as such term is defined therein);

•
make acquisitions;

•
change its name or jurisdiction of formation;

•
dispose of any assets;

•
make loans or investments;

•
create, incur, assume or suffer to exist any lien;

•
authorize, enter into, or execute any agreements giving a Secured Party (as defined therein) control of a Deposit Account (as defined therein) or Securities Accounts (as defined therein);

•
enter into any covenant or agreement that restricts the Subsidiary Obligors from pledging or granting a security interest in, mortgaging, assigning, encumbering or otherwise creating a lien on any of its property in favor of a Lender (as defined therein);

•
guaranty or become liable for the obligations of another party;

•
make a restricted payment;

•
redeem, retire, purchase or otherwise acquire any of an Subsidiary Obligors’ capital stock or other equity interests; or

•
engage, directly or indirectly, in a business other than the business which is being conducted on the date hereof.

Under the Term Loan Agreement, the following actions, among others, could be deemed to be an “event of default” that may result in the automatic acceleration of the due date, payment of all obligations, and termination of all revolver commitments would be terminated, without any action by the Term Loan Lenders or notice of any kind.
•
Failure to pay obligations when due;

•
Any representation, warranty, statement, report or certificate made or delivered is untrue or misleading in any material respect;

•
A default in the performance and observance of certain covenants;

•
A guarantor repudiates, revokes or attempts to revoke its guaranty;

•
The actual or attempted revocation or termination of, or limitation or denial of liability under, any guaranty of any of the Obligations (as defined therein), or any security document securing any of the Obligations;

•
The commencement of an involuntary case or other proceeding against any Subsidiary Obligor; or

•
A change of control occurs.

As of December 31, 2018 and 2017, we had borrowings outstanding under the Term Loan Agreement of approximately $80.4 million and $74.1 million, respectively.

Intercreditor Agreement
Encina and Brightwood are parties to a certain intercreditor agreement, dated as of July 11, 2019, in connection with their roles as lenders to us (as amended and restated to date, the “Intercreditor Agreement”) that governs and confirms the relative priority of their respective security interests of all of our assets and property securing our obligations under the Encina Credit Facility and the Term Loan Agreement. Although we are not a party to the Intercreditor Agreement, we acknowledged and agreed to be bound by the provisions therein and recognize all rights granted thereby to Encina and Brightwood.
Promissory Note and Term Loan Subordination Agreement
Hydrofarm Holdings LLC entered into a $2.5 million subordinated unsecured promissory note (the “Subordinated Note”) in favor of us, dated July 11, 2019. Interest will accrue on the Subordinated Note at a rate of 2%, which interest will be added to the principal amount of the Subordinated Note on a monthly basis. The maturity date of the Subordinated Note is September 11, 2019 (the “Note Maturity Date”), after which payments may be made in accordance with the Subordination Agreements described below. Voluntary prepayments of the Subordinated Note are permitted subject to the terms of the Subordination Agreements. The only events of default in the Subordinated Note are insolvency defaults.
In connection with the Subordinated Note, the Subsidiary Obligors entered into (a) a subordination agreement with Encina dated as of July 11, 2019 (the “Encina Subordination Agreement”) and (b) a subordination agreement with Brightwood dated as of July 11, 2019 (the “Brightwood Subordination Agreement” and collectively with the Encina Subordination Agreement, the “Subordination Agreements”). The Subordination Agreements permit a voluntary prepayment of the Subordinated Note from the proceeds of cash in the Canadian deposit accounts in an amount not to exceed $1.5 million so long as such payment is made by the close of business on July 17, 2019. Following the Note Maturity Date, payments on the Subordinated Note may be made to the extent that both before and after giving effect to such payment, no default exists, the Fixed Charge Coverage Ratio in the Term Loan is greater than 1.1:1.0, and Excess Availability (as defined in the Encina Credit Facility) for the 30 consecutive days prior to the date of such payment has been, and is on the date of such payment, greater than $3,000,000.
First National Equipment Lease Agreement
On February 13, 2018, and as amended on March 20, 2018, we entered into the First National Equipment Lease Agreement with First National Capital. Under the First National Equipment Lease Agreement we leased equipment for day-to-day operations with an aggregate cost of  $797,743, with a 48-month term. We must keep all equipment leased under the First National Equipment Lease Agreement free of any liens and encumbrances of any kind or nature other than those created by, through or under First National.
On March 20, 2018, First National Capital assigned to Continental Bank all of its rights, title and interest in and to the respective lease documents and the property leased pursuant to such documents. As of the date of this prospectus, we have made all monthly payments as scheduled and foresee that we will continue to do so.
Eltac Sabadell
Our wholly-owned, indirect subsidiary, Eltac XXI, S.L. (“Eltac”) is party to a lending agreement with Banco de Sabadell, S.A. (the “Sabadell Agreement”). Under the Sabadell Agreement, Eltac received a €700,000 revolving credit facility, which matures on June 23, 2019, and is underwritten by an $800,000 USD standby letter of credit issued under the BofA Agreement by the Subsidiary Obligors for benefit of Banco de Sabadell, S.A., for the purpose of financing €600,000 working capital and €100,000 for a bonded warehouse agreement. The credit facility automatically renews annually provided the underlying guarantee is current. As of December 31, 2018, the loan balance under the Sabadell Agreement was €327,217.

DESCRIPTION OF CAPITAL STOCK
Our Certificate of Incorporation authorizes us to issue:
•
300,000,000 shares of common stock, par value $0.0001 per share; and

•
50,000,000 shares of Preferred Stock, par value $0.0001 per share.

As of December 31, 2018, we had issued and outstanding 69,745,562 shares of our commons stock and 0 shares of our preferred stock.
The following statements are summaries only of provisions of our authorized capital stock and are qualified in their entirety by our Certificate of Incorporation. You should review these documents for a description of the rights, restrictions and obligations relating to our capital stock. A copy of our Certificate of Incorporation may be obtained from the Company upon written request.
Common Stock
Voting.   The holders of our common stock are entitled to one vote for each share held of record on all matters on which the holders are entitled to vote (or consent to).
Dividends.   The holders of our common stock are entitled to receive, ratably, dividends only if, when and as declared by our board of directors out of funds legally available therefor and after provision is made for each class of capital stock having preference over the common stock. As of the date of this prospectus, we may not declare a dividend in light of the Encina Credit Facility and the Term Loan Agreement.
Liquidation Rights.   In the event of our liquidation, dissolution or winding-up, the holders of our common stock may be entitled to share, ratably, in all assets remaining available for distribution after payment of all liabilities and after provision is made for each class of capital stock having preference over the common stock.
Preemptive and Similar Rights.   The holders of our common stock have no preemptive or similar rights.
Preferred Stock
We are authorized to issue up to 50,000,000 shares of  “blank check” preferred stock, par value $0.0001 per share, with such designations, rights, and preferences as may be determined from time to time by our board of directors. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying or preventing a change in control of our company, all without further action by our stockholders. We currently do not have any shares of preferred stock outstanding.
Warrants
As of December 31, 2018, we had total issued and outstanding warrants to purchase 13,100,069 shares of our common stock.
The Investor Warrants
General Terms
The Investor Warrants are exercisable for common stock at an initial exercise price equal to $5.00 per share. The exercise price and the number of securities issued upon exercise of the Investor Warrants are subject to adjustment for stock splits, stock dividends and similar events.

Exercisability
The Investor Warrants are exercisable commencing the earliest of: (x) the effectiveness of a resale registration statement, (y) the closing of any initial public offering of the Company’s common stock or (z) the closing of any other transaction or set of events that results in the Company (or the surviving corporation in connection with such transaction) being (or remaining) subject to the reporting requirements of the Exchange Act (any of the foregoing, a “Public Event”). The Investor Warrants will expire three years from the effective date of any Public Event.
The Investor Warrants may be exercised at any time in whole or in part upon payment of the applicable exercise price until expiration of the Investor Warrants. No fractional shares will be issued upon the exercise of the Investor Warrants. The Investor Warrants may be exercised on a “cashless” basis if at any time after 180 days following the date that a resale registration statement is publicly filed with the commission, the registration statement covering the resale of the shares of our common stock issuable upon exercise of the Investor Warrants by the investors is not effective with the SEC.
Redemption
The Investor Warrants may be called by us upon not less than thirty (30) days’ nor more than sixty (60) days’ prior written notice at any time provided that, at the time of delivery of such notice (i) there is an effective registration statement covering the resale of the shares of common stock underlying the Investor Warrants, and (ii) the VWAP of the Company’s common stock for twenty (20) consecutive trading days prior to the date of the notice of redemption is at least $7.50, as proportionately adjusted to reflect any stock splits, stock dividends, combination of shares or like events. The Placement Agents for the Private Placement shall receive a warrant solicitation fee equal to 5% of the funds solicited by the placement agents upon the exercise of the Investor Warrants if the Company elects to call the Investor Warrants.
If we elect to call the Investor Warrants (or any other warrant) for redemption, we must also call all other warrants (other than the Placement Agent Warrants) for redemption on the terms described above.
The Placement Agent Warrants
The Placement Agent Warrants have substantially similar terms to the Investor Warrants except that (i) the Placement Agent Warrants may be exercised on a “cashless basis” at time, (ii) there is no optional redemption feature allowing us to redeem the Placement Agent Warrants prior to the expiration date of the Placement Agent Warrants and (iii) there is a change of control provision proving the holders of the Placement Agent Warrants, upon a change of control (as defined in the Placement Agent Warrants), with the right to acquire and receive upon exercise of the Placement Agent Warrant in lieu of the shares of our common stock underlying the Placement Agent Warrants, such shares of stock, securities of assets (including cash) that a holder of shares of our common stock deliverable upon exercise of the Placement Agent Warrants would have been entitled to receive in a such transaction as if the Placement Agent Warrants had been exercised immediately prior to the transaction constituting such change of control.
Warrant Holder Not a Stockholder
The Investor Warrants and Placement Agent Warrants do not confer upon the holders thereof any voting, dividend or other rights as stockholders of the Company.
2018 Equity Incentive Plan
As of June 30, 2019, we had 2,295,721 shares of common stock issuable upon exercise of options outstanding under our 2018 Equity Incentive Plan at a weighted average exercise price of  $2.50 per share and 8,718,195 shares of common stock authorized for future issuance under the 2018 Equity Incentive Plan.

Registration Rights Agreement
In connection with our Private Placement, we entered into a Registration Rights Agreement pursuant to which we are obligated to register with the SEC the shares of our common stock that were acquired by certain stockholders in the Private Placement as well as the shares of common stock issuable upon exercise of the Investor Warrants. The following description is a summary only of material provisions of the Registration Rights Agreement.
Promptly, but no later than the ninety (90) days following the closing of the Private Placement (subject to certain exceptions), we are required to file a resale registration statement (the “Resale Registration Statement”) with the SEC covering the resale of the shares of our common stock and shares issuable upon exercise of the Investor Warrants that were acquired by certain stockholders in the Private Placement (the “Registrable Securities”) and thereby become a public company through the Resale Registration Statement. We are required to use commercially reasonable efforts to ensure that the Resale Registration Statement is declared effective within one hundred and eighty (180) calendar days after filing the Resale Registration Statement with the SEC.
The Registration Rights Agreement contains certain holdback provisions relating to Transfers (as defined in the Registration Rights Agreement) of Registrable Securities by holders of such securities. Pursuant to such provisions, a holder of Registrable Securities will be not be able to fully Transfer all Registrable Securities until such date that is three (3) months from the date of effectiveness of the Resale Registration Statement. Specifically, a holder shall be permitted to transfer up to 50% of Registrable Securities held at any time on or after the effectiveness of the Resale Registration Statement and following such date, a holder shall be entitled to Transfer the balance of all Registrable Securities held by such holder on or after the end of three (3) months following the effectiveness of the Resale Registration Statement. The foregoing holdback provisions shall be terminated in the event the closing price of our common stock is $10.00 or above for 20 consecutive trading days.
Forum Selection
Our Certificate of Incorporation provides that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, creditors or other constituents; (iii) any action asserting a claim against us or any of our directors or officers arising pursuant to, or a claim against us or any of our directors or officers with respect to the interpretation or application of any provision of, the Delaware General Corporation Law, our Certificate of Incorporation or our Bylaws; or (iv) any action asserting a claim governed by the internal affairs doctrine, in each such case subject to said court having personal jurisdiction over the indispensable parties named as defendants therein; provided, that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state court sitting in the State of Delaware.
Anti-Takeover Provisions
Our Certificate of Incorporation and Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.
Authorized but unissued shares.   The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without stockholder approval, subject to the requirements of any national securities exchange on which our common stock is listed, should we so qualify for listing. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Stockholder action by written consent.   Our Certificate of Incorporation and Bylaws provide that no action shall be taken by our stockholders except at an annual or special meeting of our stockholders called in accordance with our Bylaws and no action shall be taken by our stockholders by written consent, subject to the rights of any series of preferred stock permitting the holders of such series of preferred stock to act by written consent; provided, however, that, for so long as 2118769 Ontario Inc., Fruzer Inc., 2208742 Ontario Inc., 2208744 Ontario Inc., HF I Investments LLC, HF II Investments LLC, HF III Investments LLC, Hawthorn LP, Hydrofarm Co-Investment Fund, LP, Arch Street Holdings I, LLC and Payne Capital Corp., together with their respective affiliates or successors, collectively beneficially own (directly or indirectly), in the aggregate, at least fifty percent (50%) of our then issued and outstanding common stock, any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders called in accordance with our Bylaws may be taken by our stockholders by written consent.
Special meetings of stockholders.   Our Certificate of Incorporation and Bylaws provide that, except as otherwise required by law or provided by the resolution or resolutions adopted by our board of directors designating the rights, powers and preferences of any series of preferred stock, special meetings of our stockholders may be called only by (a) our board of directors pursuant to a resolution approved by a majority of the total number of our directors that we would have if there were no vacancies or (b) the chair of our board of directors, and any power of our stockholders to call a special meeting is specifically denied.
Advance notice requirements for stockholder proposals and director nominations.   Our Bylaws provide for an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder must comply with advance notice and duration of ownership requirements and provide us with certain information. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a qualified stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next stockholder meeting.
Amendment of Certificate of Incorporation or Bylaws.   The Delaware General Corporation Law (“DGCL”) provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our Certificate of Incorporation provides that certain provisions of our Certificate of Incorporation (namely, those provisions relating to (i) directors; (ii) limitation of director liability, indemnification and advancement of expenses and renunciation of corporate opportunities; (iii) meetings of stockholders; and (iv) amendments to our Certificate of Incorporation and Bylaws) may not be altered, amended or repealed in any respect (including by merger, consolidation or otherwise), nor may any provision inconsistent therewith be adopted, unless such alteration, amendment, repeal or adoption is approved by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2∕3%) of the voting power of all of our then-outstanding shares then entitled to vote generally in an election of directors, voting together as a single class. Our Certificate of Incorporation and Bylaws also provides that with respect to the powers of stockholders to make, alter, amend or repeal the Bylaws, and notwithstanding any other provision of law which might otherwise permit a lesser vote or no vote, but in addition to any affirmative vote of the stockholders of any particular class or series of our Company required by law, the Bylaws or any series of preferred stock, the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2∕3%) of the voting power of all of our then-outstanding shares entitled to vote generally in an election of directors, voting together as a single class, shall be required to make, alter, amend or repeal the Bylaws.

Limitations on Liability and Indemnification of Officers and Directors
Our Certificate of Incorporation and Bylaws provides indemnification for our directors and officers to the fullest extent permitted by the DGCL. Prior to the effectiveness of the registration statement of which this prospectus forms a part, we intend to enter into indemnification agreements with each of our directors that may be, in some cases, broader than the specific indemnification provisions contained under the DGCL. In addition, as permitted by the DGCL, our Certificate of Incorporation and Bylaws includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director. These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.
Corporate Opportunity Doctrine
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Under our Certificate of Incorporation, to the maximum extent permitted by the laws of the State of Delaware, (a) we have renounced all interest and expectancy that we otherwise would be entitled to have in, and all rights to be offered an opportunity to participate in, any business opportunity that from time to time may be presented to (i) any of our directors, (ii) any of our stockholders, officers or agents, or (iii) any Affiliate (as defined in our Certificate of Incorporation) of any person or entity identified in the preceding clause (i) or (ii), but in each case excluding any such person in its capacity as an employee or director of us or our subsidiaries; (b) no stockholder and no director, in each case, that is not an employee of us or our subsidiaries, has any duty to refrain from (x) engaging in a corporate opportunity in the same or similar lines of business in we or our subsidiaries from time to time are engaged or propose to engage or (y) otherwise competing, directly or indirectly, with us or any of our subsidiaries; and (c) if any stockholder or any director, in each case, that is not an employee of us or our subsidiaries, acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity both for such stockholder or such director or any of their respective affiliates, on the one hand, and for us or our subsidiaries, on the other hand, such stockholder or director has no duty to communicate or offer such transaction or business opportunity to us or our subsidiaries and such stockholder or director may take any and all such transactions or opportunities for itself or offer such transactions or opportunities to any other person or entity. The preceding sentence shall not apply to any potential transaction or business opportunity that is expressly offered to a director or employee of our or our subsidiaries, solely in his or her capacity as a director or employee of us or our subsidiaries.
Furthermore, to the fullest extent permitted by the laws of the State of Delaware, no potential transaction or business opportunity may be deemed to be a corporate opportunity of ours or our subsidiaries unless (a) we or our subsidiaries would be permitted to undertake such transaction or opportunity in accordance with our Certificate of Incorporation, (b) we or our subsidiaries at such time have sufficient financial resources to undertake such transaction or opportunity, (c) we or our subsidiaries have an interest or expectancy in such transaction or opportunity and (d) such transaction or opportunity would be in the same or similar line of business in which we or our subsidiaries are then engaged or a line of business that is reasonably related to, or a reasonable extension of, such line of business.
Section 203 of the Delaware General Corporation Law
We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:
•
before the stockholder became interested, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

•
at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or by-laws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.
Transfer Agent and Registrar
The transfer agent and registrar of our common stock is Continental Stock Transfer & Trust Company. They are located at 1 State Street, 30th Floor, New York, New York 10004. Their telephone number is (212)-509-4000.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, no public market for our common stock existed, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding stock options, or the anticipation of such sales, could adversely affect prevailing market prices of our common stock from time to time and could impair our ability to raise equity capital in the future. Furthermore, because only a limited number of shares of our common stock will be available for sale shortly after this offering due to certain contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after such restrictions lapse, or the anticipation of such sales, could adversely affect the prevailing market price of our common stock and our ability to raise equity capital in the future.
Based on the number of shares of common stock outstanding as of December 31, 2018, upon completion of this offering,           shares of our common stock will be outstanding and           shares of our common stock underlying the Investor Warrants. Of these shares,           shares are entitled to be registered under the Registration Rights Agreement. The number of shares outstanding upon completion of this offering assumes no exercise of outstanding stock options and no exercise of the underwriters’ over-allotment option.
All of the shares sold in this offering will be freely tradable unless purchased by our affiliates. The remaining shares of common stock outstanding after this offering will be restricted as a result of securities laws or lock-up agreements as described below. Following the expiration of the lock-up period, all shares will be eligible for resale, subject to compliance with Rule 144 or Rule 701 of the Securities Act to the extent these shares have been released from any repurchase option that we may hold.
We may issue shares of common stock from time to time as consideration for future acquisitions, investments or other corporate purposes. In the event that any such acquisition, investment or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. We may also grant registration rights covering those shares of common stock issued in connection with any such acquisition and investment.
In addition,           shares of common stock that are either subject to outstanding stock options or reserved for future issuance under our equity incentive plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 of the Securities Act.
Rule 144
In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not one of our affiliates and who is not deemed to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned shares of our common stock that are deemed restricted securities for at least six months would be entitled after such six-month holding period to sell the common stock held by such person, subject to the continued availability of current public information about us (which current public information requirement is eliminated after a one-year holding period).
Beginning 90 days after the date of this prospectus, a person who is one of our affiliates, or has been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock that are deemed restricted securities for at least six months would be entitled after such six-month holding period to sell his or her securities, provided that he or she sells an amount that does not exceed 1% of the number of shares of our common stock then outstanding (or, if our common stock is listed on a national securities exchange, the average weekly trading volume of the shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale), subject to the continued availability of current public information about us, compliance with certain manner of sale provisions, and the filing of a Form 144 notice of sale if the sale is for an amount in excess of 5,000 shares or for an aggregate sale price of more than $50,000 in a three-month period.
Upon expiration of the lock-up periods described below,           shares of our common stock will be eligible for sale under Rule 144. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.

Lock-Up Agreements
We, along with our directors and executive officers and substantially all of our other stockholders have agreed with the underwriters that, for a period of 180 days following the date of this prospectus, we or they will not offer, sell, contract to sell, pledge, grant any stock option to purchase, make any short sale or otherwise dispose of any shares of our common stock (including any shares issued in this offering or other issuer-directed shares), or any stock options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock, whether now owned or later acquired, owned directly or with respect to which we or they have beneficial ownership within the rules and regulations of the SEC, subject to specified exceptions. The underwriters may, in their sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement.
Rule 701
In general, under Rule 701 of the Securities Act, any of an issuer’s employees, directors, officers, consultants or advisors who purchases shares from the issuer in connection with a compensatory stock or stock option plan or other written agreement before the effective date of a registration statement under the Securities Act, is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. An affiliate of the issuer can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.
Registration Rights
Pursuant to our Investor Rights Agreement, after the completion of this offering, the holders of up to           shares of our common stock, or certain transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See the section titled “Description of Capital Stock — Registration Rights Agreement” for a description of these registration rights. If the offer and sale of these shares of our common stock are registered, the shares will be freely tradable without restriction under the Securities Act, subject to the Rule 144 limitations applicable to affiliates, and a large number of shares may be sold into the public market.

UNDERWRITING
We are offering the shares of common stock described in this prospectus through a number of underwriters.           is acting as representative of the underwriters. We will enter into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we will agree to sell to the underwriters and each underwriter will severally agree to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:
Name	Number of Shares

Total
The underwriters will be committed to purchase all the shares of common stock offered by us if they purchase any shares. The underwriting agreement will also provide that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or this offering may be terminated.
The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of  $          per share. Any such dealers may resell shares to certain other brokers and dealers at a discount of up to $          per share from the initial public offering price. After the initial offering of the shares to the public, if all of the shares of common stock are not sold at the initial public offering price, the underwriters may change the offering price and other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters.
The underwriters will have an option to buy up to           additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters will have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered. We have granted           the right to participate in future offerings.
The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $          per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.
	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Public offering price	$	$
Underwriting discount
Proceeds, before expenses, to us
Total	$	$
We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $             .
The underwriters will agree to reimburse us for certain expenses incurred by us in connection with this offering upon closing of this offering.
A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.
We will agree that we will not (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of            for a period of 180 days after the date of this prospectus, other than the shares of our Common stock to be sold hereunder and certain other exceptions.
Our directors, our executive officers and holders of substantially all of our capital stock and securities convertible into our capital stock have entered or will enter into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, for a period of up to 180 days after the date of this prospectus, may not, without the prior written consent of           , (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers and stockholders in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise or (iii) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock; provided that if  (i) at least 120 days have elapsed since the date of this prospectus, (ii) we have publicly released our earnings results for the quarterly period during which this offering occurred and (iii) such lock-up period is scheduled to end during or within five trading days prior to a blackout period, such lock-up period will end ten trading days prior to the commencement of such blackout period. We will announce the date of any expected blackout-related release to the lock-up at least two trading days in advance of such release.
We will agree to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.
We have applied to list our common stock on the Nasdaq Global Select Market under the symbol “           ”.
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of the common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.
These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Select Market in the over-the-counter market or otherwise.
Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:
•
the information set forth in this prospectus and otherwise available to the representatives;

•
our prospects and the history and prospects for the industry in which we compete;

•
an assessment of our management;

•
our prospects for future earnings;

•
the general condition of the securities markets at the time of this offering;

•
the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•
other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our shares of common stock, or that the shares will trade in the public market at or above the initial public offering price.
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to this offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Notice to Prospective Investors in Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal, that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario) and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts, or NI 33-105, the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to Prospective Investors in the European Economic Area
In relation to each member state of the European Economic Area which has implemented the Prospectus Directive, or each, a Relevant Member State, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, no offer of shares may be made to the public in that Relevant Member State other than:
A.
to any legal entity which is a qualified investor as defined in the Prospectus Directive;

B.
to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the underwriters; or

C.
in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented to, acknowledged to and agreed with each of the underwriters and us that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive.
In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.
For the purposes of this provision, an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and “Prospectus Directive” means Directive 2003/71/EC (as amended, including by Directive 2010/73/EU), and includes any relevant implementing measure in the Relevant Member State.
Notice to Prospective Investors in the United Kingdom
In addition, in the United Kingdom, this document is being distributed only to and is directed only at and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, or (ii) who are high net-worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons).
Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this prospectus or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this prospectus relates to may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in Switzerland
The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the shares or this offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to this offering, us or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.
Notice to Prospective Investors in the Dubai International Financial Centre (DIFC)
This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority, or DFSA. This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for this prospectus. The securities to which this prospectus relates may be illiquid or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
In relation to its use in the DIFC, this prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.
Notice to Prospective Investors in Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong, or SFO, and any rules made under that ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that ordinance.
WARNING
The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Notice to Prospective Investors in Japan
The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.
Notice to Prospective Investors in Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:
(a)
to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)
where no consideration is or will be given for the transfer;

(c)
where the transfer is by operation of law;

(d)
as specified in Section 276(7) of the SFA; or

(e)
as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Australia
This document:
•
does not constitute a product disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth), or the Corporations Act;

•
has not been, and will not be, lodged with the Australian Securities and Investments Commission, or ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document under Chapter 6D.2 of the Corporations Act;

•
does not constitute or involve a recommendation to acquire, an offer or invitation for issue or sale, an offer or invitation to arrange the issue or sale, or an issue or sale, of interests to a “retail client” (as defined in section 761G of the Corporations Act and applicable regulations) in Australia; and

•
may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, or Exempt Investors, available under section 708 of the Corporations Act.

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.
As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those securities to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

LEGAL MATTERS
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., New York, New York, which has acted as our counsel in connection with this offering, will pass upon the validity of the shares of our common stock being offered by this prospectus. The underwriters have been represented by                .
EXPERTS
The consolidated financial statements of Hydrofarm Holdings Group, Inc. as of December 31, 2018 and for the year then ended, the consolidated financial statements of Hydrofarm Investment Corp. as of December 31, 2017, and the period from commencement of operations (May 12, 2017) through December 31, 2017, and the consolidated financial statements of Hydrofarm, Inc. as at May 11, 2017 and for the period from January 1, 2017 to May 11, 2017, included in this prospectus have been so included in reliance on the reports of MNP LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act that registers the shares of our common stock to be sold in this offering. This prospectus does not contain all the information contained in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement, including all amendments, supplements, schedules and exhibits thereto. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copies of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.
Upon effectiveness of the registration statement of which this prospectus forms a part, we will file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and inspect and make copies of any reports, statements or other information or the registration statement, exhibits and schedules filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC also maintains a website at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. Our registration statement and the referenced exhibits can also be found on this site.
Our website address is www.hydrofarm.com. The information contained in, and that can be accessed through, our website is not incorporated into and shall not be deemed to be part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Members of Hydrofarm, LLC
We have audited the accompanying consolidated balance sheet of Hydrofarm, LLC (the “Company”) and subsidiaries as of May 11, 2017, and the related consolidated statements of operations and comprehensive loss, changes in members' equity, and cash flows for the period from January 1, 2017 to May 11, 2017, and the related notes (collectively referred to as the consolidated financial statements). Hydrofarm, LLC's management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of May 11, 2017, and the results of its operations and its cash flows for the period from January 1, 2017 to May 11, 2017, in conformity with accounting principles generally accepted in the United States of America.
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 and Note 19 to the consolidated financial statements, the Company's breach of financial covenants raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2 and Note 19. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Toronto, Ontario
June 5, 2019

Hydrofarm, LLC
Consolidated balance sheet
As of May 11, 2017
(In thousands for all currencies)
Assets
Current assets:
Cash and cash equivalents	$9,488
Accounts receivable, net	20,096
Inventories, net	61,986
Prepaid expenses and other current assets	1,370
Total current assets	92,940
Property, plant and equipment, net	16,373
Intangible assets and goodwill	9,286
Other assets	858
Total assets	$119,457
Liabilities
Current liabilities:
Accounts payable	$27,134
Accrued expenses and other current liabilities	4,227
Current portion of long-term debt	9,378
Total current liabilities	40,739
Long-term debt, net of current portion	33,433
Other long-term liabilities	259
Total liabilities	74,431
Members’ equity
Members’ interest	13,477
Additional paid-in capital	34,746
Accumulated other comprehensive (loss)	(779)
Accumulated deficit	(1,142)
Non-controlling interests	(1,276)
Total members’ equity	45,026
Total liabilities and members’ equity	$119,457
The accompanying notes are an integral part of the consolidated financial statements.

Hydrofarm, LLC
Consolidated statement of operations and comprehensive loss
For the period from January 1, 2017 to May 11, 2017
(In thousands for all currencies, except limited liability units and per unit data)
Net sales	$108,221
Cost of goods sold (exclusive of depreciation and amortization shown separately)	86,925
Gross profit	21,296
Salaries and benefits	4,630
Selling, general and administrative expenses	5,513
Employee stock ownership plan expenses	30,327
Depreciation and amortization	428
Interest expense	547
Other income	(371)
Loss before income taxes	(19,778)
Income tax expense	85
Net loss	$(19,863)
Net foreign currency translation loss	(135)
Other comprehensive loss, net of income tax	(135)
Total comprehensive loss, net of income tax	$(19,998)
Net income (loss) for the period attributable to:
Controlling interest	(20,257)
Non-controlling interests	394
$(19,863)
Total comprehensive income (loss) attributable to:
Controlling interest	(20,392)
Non-controlling interests	394
$(19,998)
Basic and diluted net loss per limited liability unit attributable to controlling interest	$(59.19)
Shares used to compute net loss per limited liability unit attributable to controlling interest	342,239
The accompanying notes are an integral part of the consolidated financial statements.

Hydrofarm, LLC
Consolidated statement of changes in members’ equity
For the period from January 1, 2017 to May 11, 2017
(In thousands for all currencies, except limited liability units and per unit data)
	Equity interest		Unearned ESOP shares	APIC	Accumulated OCI	Accumulated deficit	Total equity Hydrofarm, LLC	Non-controlling interests	Total
	Shares or units	Amount
Balance, January 1, 2017	419,607	$13,477	$(5,510)	$5,568	$(644)	$29,805	$42,696	$(1,670)	$41,026
Distributions	—	—	—	—	—	(10,690)	(10,690)	—	(10,690)
Repayments from ESOP note receivable	—	—	5,510	96	—	—	5,606	—	5,606
Redemption of common stock	(419,607)	—	—	—	—	—	—	—	—
Issuance of membership units	419,607	—	—	—	—	—	—	—	—
ESOP share compensation	—	—	—	29,082	—	—	29,082	—	29,082
Net loss	—	—	—	—	—	(20,257)	(20,257)	394	(19,863)
Net foreign currency translation loss	—	—	—	—	(135)	—	(135)	—	(135)
Balance, May 11, 2017	419,607	$13,477	$—	$34,746	$(779)	$(1,142)	$46,302	$(1,276)	$45,026

The accompanying notes are an integral part of the consolidated financial statements.

Hydrofarm, LLC
Consolidated statement of cash flows
For the period from January 1, 2017 to May 11, 2017
(In thousands for all currencies)
Cash flows from operating activities
Net loss	$(19,863)
Adjustments to reconcile net loss to net cash provided by operating activities:
Provision for doubtful accounts	292
Provision for inventory obsolescence	332
Depreciation	359
ESOP compensation expense	29,082
Amortization of intangible assets	69
Loss on disposal of intangible assets	63
Gain on fair value change in interest rate swaps	(259)
Changes in assets and liabilities:
Increase in accounts receivable	(2,325)
Increase in inventories	(7,516)
Increase in prepaid expenses and other current assets	(435)
Decrease in other assets	332
Increase in accounts payable	11,594
Decrease in accrued expenses and other current liabilities	(1,656)
Net cash provided by operating activities	10,069
Cash flows from investing activities:
Purchases of property, plant and equipment	(691)
Investment in computer software	(895)
Net cash used in investing activities	(1,586)
Cash flows from financing activities
Proceeds received from revolving line of credit	13,967
Payment made to revolving line of credit	(6,971)
Payments of debt	(1,401)
Repayments from ESOP note receivable	5,606
Distributions to members	(10,690)
Net cash provided by financing activities	511
Effect of exchange rate changes on cash	(195)
Net increase in cash and cash equivalents	8,799
Cash and cash equivalents at beginning of period	689
Cash and cash equivalents at end of period	$9,488
Non-cash investing activities:
Purchases of property, plant and equipment included in accounts payable and accrued expenses	$13
Supplemental information:
Cash paid for interest for the period	$547
Cash paid for incomes taxes for the period	$73
The accompanying notes are an integral part of the consolidated financial statements.

Hydrofarm, LLC
Notes to the consolidated financial statements
For the period from January 1, 2017 to May 11, 2017
(In thousands for all currencies)
1.   Description of the business
Hydrofarm, LLC is a distributor of indoor gardening and hydroponics products. It was formed under the laws of the State of California and maintains its headquarters in Petaluma, California. Products include lighting devices, climate control equipment, hydroponics and nutrients and additives.
Immediately prior to May 12, 2017, Hydrofarm, LLC underwent a reorganization when it was converted for legal and income tax reporting purposes from an S-corporation to a limited liability corporation (“LLC”).
On May 12, 2017, the membership interests (“Units”) of Hydrofarm, LLC were acquired in a change-in-control transaction by Hydrofarm Investment Corp. and its subsidiary for $201,095 backed by the original member of Hydrofarm, LLC for a 12.5% interest and a group of third party investors for an 87.5% interest. The acquisition was financed through a combination of equity and debt. This transaction is referred to here-in as the Formation Transaction. Refer to Note 19, Subsequent events, Formation Transaction, for further information.
For all periods prior to May 12, 2017, Hydrofarm, LLC is referred to here-in-after as “Hydrofarm Predecessor.” The business subsequent to May 11, 2017 changed legal forms several times, first to Hydrofarm Investment Corp. and later to Hydrofarm Holdings Group, Inc. For convenience here-in, the business subsequent to May 11, 2017 in its various legal forms is referred to as the “Successor.” Where relevant, references to the actual parent or specific subsidiaries are provided.
2.   Going concern of the Successor
The consolidated financial statements of the Successor (which are not included in these financial statements) have been prepared assuming that the Successor will continue as a going concern. As of December 31, 2018, the Successor had $27,923 in cash and cash equivalents and an accumulated deficit of $106,335. Also, as described in Note 19, Subsequent events, Term note and credit facility, the Fourth and Fifth Amendments to the agreements with the lenders dated March and May 2019 terminates the BofA Credit Facility in June 2019, and the Term Loan agreement was amended to require that the BofA Credit Facility be replaced with another credit facility.
Management is undertaking efforts to identify capital sources to replace the BofA Credit Facility by June 2019. Additionally, management has implemented initiatives to increase net sales and better align its cost structure with revenue in efforts to organically improve operations and financial position sufficient to meet future financial covenants tests, among other objectives.
Should the Successor be unable to replace the BofA Credit Facility by its termination date and pay off the Term Loan, if called, the lenders could declare an event of default and exercise their remedies under the agreements. Such an event could give the lenders substantial control over the realization of assets and settlement of liabilities. These conditions result in substantial doubt about the Successor’s ability to continue as a going concern for the twelve-month period following the issuance of these consolidated financial statements.
3.   Basis of preparation and significant accounting policies
Statement of compliance
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) as issued by the Financial Accounting Standards Board (“FASB”) in effect as of January 1, 2017.

Hydrofarm, LLC
Notes to the consolidated financial statements
For the period from January 1, 2017 to May 11, 2017
(In thousands for all currencies)

3.   Basis of preparation and significant accounting policies (continued)

Basis of measurement
The consolidated financial statements have been prepared on a going concern basis under the historical cost convention, except for certain financial instruments that are measured at fair value as explained in the accounting policies below. Historical cost is measured as the fair value of the consideration provided in exchange for goods and services. Hydrofarm Predecessor’s presentation currency is United States dollars (“USD”).
All financial information is presented in thousands of USD except as otherwise indicated.
The Company’s presentation currency is the USD. The functional currencies for US entities, Canadian entities and European entities are USD, Canadian Dollars and the Euro, respectively.
Principles of consolidation
The consolidated financial statements include the accounts of Hydrofarm Predecessor, its wholly owned subsidiaries, and McDowell Group LLC (“McDowell”), a variable interest entity (“VIE”) in which Hydrofarm Predecessor is a primary beneficiary. Judgments are made in assessing the primary beneficiary including determination of the activities that most significantly impact the VIE’s economic performance.
Non-controlling interests in consolidated subsidiaries are presented as a separate component of members’ equity. Net income (loss) is presented separately between controlling interests and non-controlling interests in the consolidated statement of operations and comprehensive loss.
All intercompany balances and transactions have been eliminated upon consolidation.
Use of estimates
The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Examples of such significant estimates include, but are not limited to, revenue recognition, including provisions for sales returns, rebates, and claims from customers, allowance for doubtful accounts, excess, slow-moving and close-out inventories, product warranty, useful lives and impairment of long-lived and intangible assets and goodwill, recognition of deferred income taxes and valuation allowances, and valuation of stock-based compensation. Actual results may materially differ from these estimates. On an ongoing basis, estimates are reviewed to ensure that these estimates appropriately reflect changes in its business or as new information becomes available.
Business combinations
Mergers and acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value which is calculated as the sum of the acquisition-date fair values of the assets transferred, liabilities assumed or incurred and the equity interests issued in exchange for control of the acquiree. Acquisition-related costs are recognized in net income (loss) as incurred.
When the consideration transferred in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration is established for business acquisitions where there is an obligation to transfer

Hydrofarm, LLC
Notes to the consolidated financial statements
For the period from January 1, 2017 to May 11, 2017
(In thousands for all currencies)

3.   Basis of preparation and significant accounting policies (continued)

additional assets or equity interests to the former owners if specified future events occur or conditions are met. Contingent consideration is classified as a liability when the obligation requires settlement in cash or other assets and is classified as equity when the obligation requires settlement in the company’s own equity instruments. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are reflected retrospectively with a corresponding adjustment to goodwill. Measurement period adjustments arise from additional information obtained during the measurement period (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date. All other subsequent changes in the fair value of contingent consideration classified as an asset or liability are included in net income (loss) in the current period. Changes in the fair value of contingent consideration classified as equity are not recognized.
If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, provisional amounts are reported for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that time. Upon conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to net income (loss). For a given acquisition, certain pre-acquisition contingencies may be identified as of the acquisition date and may extend the company’s review and evaluation of these pre-acquisition contingencies throughout the measurement period in order to obtain sufficient information to assess these contingencies as part of acquisition accounting, as applicable.
Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any NCIs in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquire (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.
Foreign currency transactions and foreign operations
Financial results are reported in USD, as it is the currency of the primary economic environment in which Hydrofarm Predecessor operates. For the purposes of presenting these consolidated financial statements, the assets and liabilities of subsidiaries with CAD or Euro functional currencies are translated into USD using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average rate prevailing during the period with exchange differences impacting other comprehensive income (loss) in equity.
Exchange gains and losses also arise on the settlement of foreign-currency denominated transactions. These exchange gains and losses are recognized in net income (loss). The effect of currency translation adjustments on cash and cash equivalents is presented separately in the consolidated statement of cash flows.
Cash and cash equivalents
Cash and cash equivalents include liquid investments such as term deposits, money market instruments and commercial paper with original maturities of three months or less. The investments are carried at cost plus accrued interest, net of bank overdrafts, which approximates fair value.
Trade and other receivables and allowance for doubtful accounts
Accounts receivable, net on the consolidated balance sheet represent amounts due from customers less allowances for doubtful accounts, trade discounts and volume rebates.

Hydrofarm, LLC
Notes to the consolidated financial statements
For the period from January 1, 2017 to May 11, 2017
(In thousands for all currencies)

3.   Basis of preparation and significant accounting policies (continued)

A provision is recorded for impairment when there is objective evidence (such as significant financial difficulties of the debtor) that all amounts due will not be collected according to the original terms of the receivable. A provision is recorded as the difference between the carrying value of the receivable and the present value of future cash flows expected from the debtor with an offsetting amount recorded as an allowance reducing the carrying value of the receivable. The provision is included in selling, general and administrative expenses in the consolidated statement of operations and comprehensive loss. When a receivable is considered permanently uncollectible, the receivable is written off against the allowance account.
In assessing the amount of reserve required, a number of factors are considered including the age of the account, the credit-worthiness of the customer, payment terms, the customer’s historical payment history and general economic conditions. Because the amount of the reserve is an estimate, the actual amount collected could differ from the carrying value of the amount receivable.
Other financial liabilities
Financial liabilities (including borrowings and trade and other payables) are accounted for at amortized cost using the effective interest method, except for short-term payables when the effect of discounting is immaterial.
Inventories
Inventories are primarily comprised of finished goods. Inventories are recorded at the lower of cost and net realizable value. Cost includes the purchase price and other costs, such as import duties, taxes and transportation costs. Inventory’s average cost is determined on a first-in, first-out (“FIFO”) basis and trade discounts and rebates are deducted from the purchase price.
The net realizable value represents the estimated selling price for inventories in the ordinary course of business, less all estimated costs of completion and costs necessary to make the sale. The determination of net realizable value requires significant judgment, including consideration of factors such as shrinkage, the aging of and future demand for inventory, expected future selling price the company expects to realize by selling the inventory and the contractual arrangements with customers. Reserves for excess and obsolete inventory are based upon quantities on hand, projected volumes from demand forecasts and net realizable value. The estimates are judgmental in nature and are made at a point in time, using available information, expected business plans, and expected market conditions. As a result, the actual amount received on sale could differ from the estimated value of inventory. Periodic reviews are performed on the inventory balance. The impact of changes in inventory reserves is reflected in cost of goods sold.
Revenue recognition
Revenue represents the consideration received or receivable from customers for goods, net of trade discounts, estimated sale allowances, volume rebates and sales taxes. Revenue is recognized from product sales when persuasive evidence of an arrangement exists, delivery has occurred, the price to the buyer is fixed or determinable and collectability is reasonably assured. These conditions are typically met upon shipment based on the terms of sale with the customer.
Estimates for allowances to customers, such as returns on sales of defective products and customer rebates, are applied as a reduction against revenue in the period in which the related sales are recorded. Estimates of warranty expenditure are also recognized at the time of sale of goods. Estimates are made based on contractual terms and conditions and historical data.

Hydrofarm, LLC
Notes to the consolidated financial statements
For the period from January 1, 2017 to May 11, 2017
(In thousands for all currencies)

3.   Basis of preparation and significant accounting policies (continued)

Expenses and warranty costs
Cost of goods sold consists primarily of product, labor and freight-in expenses. Marketing expense consists primarily of trade shows, and other direct expenses. General and administrative expense consists primarily of occupancy, supplies, professional fees, bad debts and other costs.
An estimate of exposure for warranty claims is accrued based on both current and historical product sales data and warranty costs incurred. Product warranties, where applicable, range from one year to five years. The adequacy of recorded warranty liability is assessed annually and adjusts the amount as necessary.
Advertising costs
Advertising costs incurred during the year are expensed as incurred. Advertising expenses were $59 for the period ended May 11, 2017.
Leases
Leases are classified as capital leases whenever the terms of the lease transfer substantially all the benefits and risks incidental to ownership to the lessee. All other leases are classified as operating leases.
Capital leases are recognized at the commencement of the lease at the fair value of the asset as of the inception date or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between interest charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Interest charges are recognized in interest expense in the consolidated statement of operations and comprehensive income (loss).
A leased asset is depreciated over the useful life of the asset. However, if there is no reasonable certainty that ownership will be obtained by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.
Operating lease payments are recognized as general and administrative expenses in the consolidated statement of operations and comprehensive loss on a straight-line basis over the lease term and include renewal terms when it is reasonably certain that the option will be exercised. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.
In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.
Income taxes
Prior to the Formation Transaction, S corporation status was elected for federal income tax purposes. S corporation status provides that taxable income or loss is passed through and taxed to the stockholders instead of being taxed at the corporate level. In addition, as an S corporation, state income taxes of 1.5% of taxable income, as defined, are assessed in California at the entity level.
In anticipation of the Formation Transaction, and just prior to May 12, 2017, the tax status and legal form of Hydrofarm Predecessor were converted to a limited liability corporation and it became a disregarded entity for US federal income tax purposes.

Hydrofarm, LLC
Notes to the consolidated financial statements
For the period from January 1, 2017 to May 11, 2017
(In thousands for all currencies)

3.   Basis of preparation and significant accounting policies (continued)

The asset and liability method of accounting for income taxes was followed whereby deferred income tax assets are recognized for deductible temporary differences and operating loss carry-forwards, and deferred income tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the amounts of assets and liabilities recorded for income tax and financial reporting purposes.
Deferred income tax assets are recognized only to the extent that management determines that it is “more-likely-than-not” the deferred income tax assets will be realized. Deferred income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The income tax expense or benefit is the income tax payable or recoverable for the year plus or minus the change in deferred income tax assets and liabilities during the year.
Hydrofarm Predecessor is subject to ongoing tax exposures, examinations and assessments in various jurisdictions. Accordingly, an additional income tax expense could be incurred based upon the outcomes of such matters. In addition, when applicable, income tax expense is adjusted to reflect ongoing assessments of such matters, which requires judgment and can materially increase or decrease its effective rate as well as impact operating results. The evaluation of tax positions taken or expected to be taken in a tax return is a two-step process, whereby (1) management determines whether it is more-likely-than-not that the tax positions will be sustained based on the technical merits of the position, and (2) for those tax positions that meet the more-likely-than-not recognition threshold. The largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the related tax authority is recognized.
Property, plant and equipment
Property, plant and equipment is recorded at cost less accumulated depreciation and provisions for impairment, if any. Cost consists of expenditures directly attributable to the acquisition of the asset. The costs of construction of qualifying long-term assets include capitalized interest when applicable.
Subsequent expenditures for maintenance and repairs are expensed as incurred while costs related to betterments and improvements that extend the useful lives of property, plant and equipment are capitalized. Depreciation is recognized so as to write off the cost or valuation of assets less their residual values over their useful lives, using the straight-line or declining balance method. Depreciation is provided for as follows:
Land	Indefinite
Building	40 years
Machinery and equipment	5 years
Leasehold improvements	Lesser of useful life and term of the lease
Furniture and fixtures	5 years
Computer equipment	3 years
Motor vehicles	5 years
When components of an asset have a significantly different useful life or residual value than the primary asset, the components are depreciated separately. The estimated useful lives, residual values and depreciation methods are reviewed at the end of each reporting period with the effect of any changes in estimate being accounted for on a prospective basis.
Intangible assets
Definite-lived intangible assets are amortized using the straight-line method over their estimated useful lives, and are tested for recoverability whenever events or changes in circumstances indicate that carrying

Hydrofarm, LLC
Notes to the consolidated financial statements
For the period from January 1, 2017 to May 11, 2017
(In thousands for all currencies)

3.   Basis of preparation and significant accounting policies (continued)

amounts of the asset group may not be recoverable. The estimated useful lives and amortization methods are reviewed at the end of each reporting year with the effect of any changes in the estimate accounted for on a prospective basis. Asset groups are established primarily by determining the lowest level of cash flows available. If the estimated undiscounted future cash flows are less than the carrying amounts of such assets, an impairment loss is recognized to the extent the fair value of the asset less any costs of disposition is less than the carrying amount of the asset. Determining the fair value of these assets is judgmental in nature and involves the use of significant estimates and assumptions.
The following are the estimated useful lives for the major classes of definite life intangible assets:
Trade name	2 years – indefinite
Customer contracts and relationships	20 years
Intellectual property and licenses	5 – 15 years and the lesser of useful life and term of license
Computer software	5 years
Non-competition	5 years
Costs associated with maintaining enterprise resource planning computer software programs are recognized as an expense as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products are recognized as computer software intangible assets. Directly attributable costs that are capitalized as part of the software product include the software development employee costs. Costs continue to be capitalized until the project is substantially complete and ready for its intended use, after which costs are only capitalized if they constitute an upgrade or enhancement that results in additional functionality.
Intangible assets acquired in a business combination
Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their initial cost).
The income approach is used to value the customer contracts and relationships, licenses and non-competition agreements. The income approach is a valuation technique that calculates the estimated fair value of an intangible asset based on the estimated future cash flows that the asset can be expected to generate over its remaining useful life.
Specifically, the excess earnings method is used to value the customer contracts and relationships which is a form of the income approach that estimates the fair value of an asset by calculating the present value of the after-tax earnings attributable to that asset. The earnings attributable to an asset are reduced by a return for each of the contributory assets required to generate these earnings. The earnings remaining are then discounted to their present value at a rate of return commensurate with the risk inherent in the subject intangible asset.
The probability-adjusted discounted cash flow (“DCF”) method is used to value non-compete agreements which is a form of the income approach. The probability-adjusted DCF is based on the probability of the owner competing in the absence of the non-compete clause and the probability of revenue loss if the owner competes. The probability-adjusted earnings are discounted to present value at a rate of return commensurate with the risk inherent in the non-compete agreement.
The “with or without” income approach method is used to value licenses. This valuation methodology is sometimes referred to as a comparative business valuation method or a differential value method. Gross margins associated with specific sales relating to the license are compared with and without the sales. The difference in margins is the estimated benefit from the exclusive distribution agreement license.

Hydrofarm, LLC
Notes to the consolidated financial statements
For the period from January 1, 2017 to May 11, 2017
(In thousands for all currencies)

3.   Basis of preparation and significant accounting policies (continued)

The relief-from-royalty method is used to value the trade name and intellectual property. The relief-from-royalty method assumes the notional sale of the intellectual property through a royalty or licensing agreement with arm’s length third parties. Accordingly, the income forecast reflects an estimate of a fair royalty that a third-party purchaser (licensee) would pay, on a percentage of revenue basis, to obtain a license to utilize the intellectual property. These after-tax royalty payments are then discounted to present value at a rate of return commensurate with the risk of the intellectual property.
Goodwill
Goodwill represents the excess of the cost of an acquired enterprise over the fair value of the identifiable assets acquired and liabilities assumed less any subsequent write-downs for impairment. Goodwill arising on an acquisition of a business is carried at the amount established at the date of acquisition of the business less accumulated impairment losses, if any. Reporting units for the purpose of goodwill impairment testing are based on the geographic markets served which, through May 11, 2017, was the United States.
De-recognition of intangible assets
An intangible asset is de-recognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from de-recognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in net income (loss) when the asset is de-recognized.
Impairment — fixed assets, definite-lived assets, goodwill and indefinite-lived assets
Fixed assets and definite-lived assets are evaluated for impairment whenever indicators of impairment exist. If the sum of the future cash flows expected to result from the asset or assets group, undiscounted and without interest charges, is less than the reported value of the asset, an impairment would be recognized. The amount of impairment to be recognized is calculated by subtracting the fair value of the asset or asset group from the reported value of the asset or asset group.
Goodwill is reviewed at least annually for impairment or whenever events or changes in circumstances indicate the carrying value may be greater than fair value. Qualitative factors may initially be assessed to determine if it is necessary to perform the two-step goodwill impairment test. If it is more-likely-than-not that the fair value of the reporting unit is less than its carrying amount including goodwill, then the Hydrofarm Predecessor will proceed with the two-step test. The first step requires the comparison of the fair value of the applicable reporting unit to its respective carrying value, including goodwill. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not considered impaired and the Hydrofarm Predecessor is not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then the second step of the impairment test must be performed in order to determine the implied fair value of the reporting unit’s goodwill. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then an impairment loss would be recorded equal to the difference.
With respect to this testing, a reporting unit is a component for which discrete financial information is available and regularly reviewed by management. Implied fair value of goodwill is determined by considering both the income and market approach. Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and determination of appropriate market comparable. The fair value estimates are based on assumptions management believes to be reasonable, but are inherently uncertain.

Hydrofarm, LLC
Notes to the consolidated financial statements
For the period from January 1, 2017 to May 11, 2017
(In thousands for all currencies)

3.   Basis of preparation and significant accounting policies (continued)

US GAAP allows entities testing indefinite-lived intangible assets for impairment the option of performing a qualitative assessment before calculating the fair value of the indefinite-lived intangible assets for the impairment test. If the qualitative assessment is performed, an entity is no longer required to calculate the fair value of an indefinite-lived intangible asset unless the entity determines that, based on that assessment, it is more-likely-than-not the asset is impaired. In that circumstance, a quantitative impairment test would be performed to calculate fair value.
Management believes that the accounting estimates related to goodwill and long-lived asset impairment assessments are “critical accounting estimates” because: (i) they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward-looking assumptions regarding the impact of improvement plans on current operations, in-sourcing and other new business opportunities, program pricing and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes; and (ii) any resulting impairment loss could have a material impact on our consolidated results of operations and on the amount of assets reported in the consolidated balance sheet.
Contingencies
Payments recognized as liabilities that are contingent on the outcome of uncertain future events are estimated. In establishing the estimates, historical experience with similar contingencies and the progress of each contingency, as well as the recommendations of internal and external advisors and legal counsel, are considered. All contingencies are reevaluated as additional information becomes available; however, given the inherent uncertainties, the ultimate amount paid could differ from the estimates.
Financial instruments
Financial instruments are recognized in the consolidated balance sheet, consist of cash and cash equivalents, accounts receivable, derivative instruments, accounts payable, accrued expenses, other current liabilities and debt. Cash and cash equivalents and derivative financial instruments are measured at fair value by the end of each reporting period. The fair values of the remaining financial instruments approximate their carrying values due to their short-term maturities except for long-term debt which is measured at amortized cost using the effective interest method.
Derivatives
Derivative instruments are recognized as either assets or liabilities measured at fair value. Interest rate swaps are used to manage various exposures to interest rates on floating rate debt instruments. These instruments do not qualify for hedge accounting treatment; therefore, gains and losses from contract settlements and changes in fair value of the derivative instruments are recognized in other income, net in the consolidated statement of operations and comprehensive loss. The fair value of these interest rate swap contracts is determined using the settlement value obtained from the financial institution. All derivative balances are presented on a gross basis. Derivatives are included in other long-term liabilities in the accompanying consolidated balance sheet.
Fair value measurements
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Hydrofarm Predecessor has applied the framework for measuring fair value which requires a fair value hierarchy to be applied to all fair value measurements.

Hydrofarm, LLC
Notes to the consolidated financial statements
For the period from January 1, 2017 to May 11, 2017
(In thousands for all currencies)

3.   Basis of preparation and significant accounting policies (continued)

All financial instruments recognized at fair value in the consolidated balance sheet are classified into one of three levels in the fair value hierarchy as follows:
Level 1 — valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities.
Level 2 — valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived from or corroborated by observable market data by correlation or other means.
Level 3 — valuation techniques with significant unobservable market inputs.
Concentrations of business and credit risk
Financial instruments that potentially subject Hydrofarm Predecessor to concentrations of credit and business risk consist primarily of cash and cash equivalents and accounts receivable.
Cash balances are maintained at certain financial institutions that can, at times, exceed amounts insured by the Federal Deposit Insurance Corporation (“FDIC”). No losses have been experienced in these accounts and management believes it is not exposed to any significant credit risk in this area.
Accounts receivable, which are unsecured, expose the Hydrofarm Predecessor to credit risks such as collectability and business risks such as customer concentrations. Exposure to losses on receivables is principally dependent on each customer’s financial condition. Credit risk is mitigated by investigating the creditworthiness of all customers prior to establishing relationships with them and performing periodic review of the credit activities of those customers during the course of the business relationship. Receivables arising from sales are not collateralized; however, credit risk is minimized as a result of the large, active customer base. On a consolidated basis, no single customer accounted for more than 10% of consolidated revenues in for the period ended May 11, 2017. One customer accounted for more than 10% of accounts receivable as of May 11, 2017.
De-recognition of financial instruments
A financial asset is derecognized when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and reward of ownership of the asset to another party. On derecognition of a financial asset in its entirety, the difference between the assets’ carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that has been recognized in other comprehensive loss and accumulated in equity is recognized in net income (loss). Financial liabilities are derecognized when, and only when, the obligations are discharged, cancelled or expire. The difference between the carrying amount of the financial liability de-recognized and the consideration paid and payable is recognized in net income (loss).
Short-term and other employee benefits
A liability is recognized for benefits accruing to employees in respect of wages and salaries, annual leave and sick leave in the period the related service is rendered at the undiscounted amount of the benefits expected to be paid in exchange for that service.
Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for the related service.

Hydrofarm, LLC
Notes to the consolidated financial statements
For the period from January 1, 2017 to May 11, 2017
(In thousands for all currencies)

3.   Basis of preparation and significant accounting policies (continued)

Variable interest entity
Transactions with affiliates are evaluated to determine if the affiliated entity is a VIE. An entity is a VIE when: (i) the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support, or (ii) equity holders either (a) lack the direct or indirect ability to make decisions about the entity, (b) are not obligated to absorb expected losses of the entity, or (c) do not have the right to receive expected residual returns.
If an entity or investment is deemed to be a VIE, an assessment is made whether the Hydrofarm Predecessor is the primary beneficiary of the VIE, based on whether it (i) has the power to direct the activities of the VIE that most significantly impacts the VIE’s economic performance, and (ii) has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE.
If an entity or investment is deemed to be a VIE and the Hydrofarm Predecessor entity is deemed to be its primary beneficiary, the Company consolidates the accounts of the entity and additionally presents the specific assets and liabilities of the consolidated VIE on the consolidated balance sheet.
Earnings per share
Basic and diluted earnings per limited liability unit (the “unit”) is computed as net earnings or loss attributable to the controlling interest divided by the weighted average number of units outstanding for the period. Diluted earnings per unit is computed as net earnings or loss attributable to the controlling interest divided by the weighted average number of units outstanding for the period computed using the treasury stock method. When relevant, limited liability unit equivalents with exercise prices less than or equal to the average market price of a unit for the period are included to the extent their inclusion would be dilutive.
For the purposes of presentation of earnings or loss per limited liability unit, common shares outstanding through May 9, 2017 are assumed to have been converted into equivalent limited liability units as of the beginning of the period.
Units held by the Employee Stock Ownership Plan (“Plan” or “ESOP”) that have not been allocated or committed to be released (which are considered “unearned”) are not considered outstanding for the purposes of computing basic and diluted earnings or loss per unit. The weighted average units outstanding of 342,239 for the period January 1, 2017 to May 11, 2017 have been adjusted for ESOP units of 77,968 which were not allocated or committed to be released until May 11, 2017 at which point the units were included in the weighted average unit computation.
The following table presents a reconciliation of income (loss) from operations used in the basic and diluted earnings per unit calculation ($ in thousands, except for unit and per unit data):
Numerator
Net loss	$(19,863)
Net income attributable to non-controlling interests	394
Net loss attributable to controlling interest	$(20,257)
Denominator
Weighted-average limited liability units outstanding during the period – basic	342,239
Basic and diluted net loss per limited liability unit	$(59.19)

Hydrofarm, LLC
Notes to the consolidated financial statements
For the period from January 1, 2017 to May 11, 2017
(In thousands for all currencies)

4.   Recently issued accounting pronouncements
Newly adopted standards
The following are new standards, amendments and interpretations that were adopted effective January 1, 2017:
As of January 1, 2017, ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory (“ASU 2015-11”) was adopted. ASU 2015-11 requires inventories measured under any methods other than last-in, first-out (“LIFO”) or the retail inventory method to be subsequently measured at the lower of cost or net realizable value, rather than at the lower of cost or market. Subsequent measurement of inventory using LIFO or the retail inventory method is unchanged by ASU 2015-11. The adoption of ASU 2015-11 did not have a material impact on the consolidated financial statements.
Effective in 2018
In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which supersedes the revenue recognition requirements in ASC Topic 605, “Revenue Recognition,” and most industry-specific guidance. ASU No. 2014-09 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract.
The amendments in the ASU must be applied using one of two retrospective methods and are effective for annual and interim periods beginning after December 15, 2016. On July 9, 2015, the FASB modified ASU 2014-09 to be effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. As modified, the FASB permits the adoption of the new revenue standard early, but not before the annual periods beginning after December 15, 2016. There have also been additional accounting standards updates issued by the FASB subsequently that further amend this new revenue standard. The Successor adopted ASC 606 on January 1, 2018 and it did not have a material impact on its consolidated financial statements.
In January 2017, the FASB issued ASU 2017-01, Clarifying the Definition of a Business (“ASU 2017-01”), which changes the framework for determining whether a set of assets and activities constitutes a business, and applies to transactions that have not yet been reported in financial statements that have been issued or made available for issuance on or after the adoption date. ASU 2017-01 is effective for fiscal years beginning after December 15, 2017, with early adoption permitted. The Successor adopted this guidance on January 1, 2018 and did not have a material impact on its consolidated financial statements.
In January 2018, the FASB issued ASU 2017-09, Stock Compensation — Scope of Modification Accounting (“ASU 2018-07”), which clarifies the scope of modification accounting for share-based payment arrangements. The new guidance clarifies that modification accounting is not applied if the fair value, vesting conditions, and classification of the awards are the same immediately before and after the modification. ASU 2018-07 is effective for fiscal years beginning after December 15, 2017. The Successor elected to adopt this guidance prospectively to awards modified on or after the adoption date and it did not have a material impact on its consolidated financial statements.
Effective in 2019
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), with additional accounting standard updates issued subsequently. Topic 842 will require organizations that lease assets to recognize on

Hydrofarm, LLC
Notes to the consolidated financial statements
For the period from January 1, 2017 to May 11, 2017
(In thousands for all currencies)

4.   Recently issued accounting pronouncements (continued)

the balance sheet the assets and liabilities for the rights and obligations created by those leases. The new guidance will also require additional disclosures about the amount, timing and uncertainty of cash flows arising from leases. The provisions of this update are effective for annual and interim periods beginning after December 15, 2018. The Successor is currently evaluating the impact the adoption of ASC 842 will have on its consolidated financial statements.
In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (“ASU 2017-11”), which changed the recognition and measurement of convertible instruments that contain down-round features. ASU 2017-11 will affect the evaluation of whether convertible instruments contain cash conversion features or contingent beneficial conversion features that must be accounted for separately under ASC 470-20. ASU 2017-11 is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Successor is currently evaluating the effect the new guidance will have on its consolidated financial statements.
In February 2018, the FASB issued ASU No. 2018-02, Income Statement — Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, which provided amended guidance to allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. Additionally, under Topic 220, an entity will be required to provide certain disclosures regarding stranded tax effects. The guidance is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Successor is currently evaluating the effect the new guidance will have on its consolidated financial statements.
In June 2018, the FASB issued ASU No. 2018-07, Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”), which simplifies the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. ASU 2018-07 expands the scope of ASC 718 to include share-based payments granted to nonemployees and supersedes the guidance in ASC 505-50. The guidance applies to nonemployee awards issued in exchange for goods or services used or consumed in an entity’s own operations and to awards granted by an investor to employees and nonemployees of an equity method investee for goods and services used or consumed in the investee’s operations. ASU 2018-07 is effective for fiscal years beginning after December 15, 2019, with early adoption permitted if a Hydrofarm Predecessor has adopted ASC 606. The Successor is currently evaluating the effect the new guidance will have on its consolidated financial statements.
Effective in 2020
In June 2016 the FASB issued Topic ASU No. 2016-13, Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 326), with additional accounting standard updates issued subsequently. Topic 326 changes the impairment model for most financial assets. The new model uses a forward-looking expected loss method, which will generally result in earlier recognition of allowances for losses. Topic 326 is effective for annual and interim periods beginning after December 15, 2019 and early adoption is permitted for annual and interim periods beginning after December 15, 2018. The Successor is currently evaluating the impact the adoption of Topic 326 will have on its consolidated financial statements.
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates certain disclosure requirements for fair value measurements for all entities, requires public entities to disclose certain new information and modifies some disclosure requirements. Topic 820 is effective for fiscal years beginning after December 15, 2019, with early adoption permitted. The Successor is currently evaluating the effect the new guidance will have on its consolidated financial statements.

Hydrofarm, LLC
Notes to the consolidated financial statements
For the period from January 1, 2017 to May 11, 2017
(In thousands for all currencies)

4.   Recently issued accounting pronouncements (continued)

Effective in 2021
In January 2017, the FASB issued ASU 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). The standard provides for the elimination of Step 2 from the goodwill impairment test. If impairment charges are recognized, the amount recorded will be the amount by which the carrying amount exceeds the reporting unit’s fair value with certain limitations. The ASU is effective for public companies for annual periods, and interim periods within those annual periods, beginning after December 15, 2020, and early adoption is permitted. The Successor is currently evaluating the impact of the adoption of ASU 2017-04 will have on its consolidated financial statements.
5.   Employee benefit plan
In 2010, Hydrofarm Predecessor sponsored a leveraged ESOP funded with a note receivable for $12,665 that generally covered all employees with over 1,000 hours of service and who were age 21 or older. Annual cash dividend payments of a sufficient amount are made to allow the ESOP to make its debt service requirements which were $1,646 per year and include interest at 5% for ten years. The amount of the note receivable outstanding at January 1, 2017 was $5,510. The ESOP’s 205,607 shares/units were pledged as collateral for its debt. As the debt is repaid, shares/units are released from collateral and allocated to active employees based on the proportion of debt service paid during the year.
Total repayments during the period ended May 11, 2017 were $5,606.
The ESOP was accounted for in accordance with ASC 718-40. Accordingly, the intercompany debt of the ESOP is not recorded as debt and the shares/units pledged as collateral are reported as unearned ESOP shares/units in the balance sheet. As shares/units are released from collateral, the entity reports compensation expense equal to the average market price of the shares/units. Dividends distributed on allocated ESOP shares/units are recorded as a reduction to retained earnings; dividends on unallocated ESOP shares/units are recorded as compensation expense. Distributions to the ESOP on allocated shares/units may be used to make payments on the intercompany debt or allocated to the ESOP’s accounts in proportion to the shares/units allocated to the account of each employee immediately prior to the distribution. Distributions on earned but unallocated shares/units may be used to make payments on the intercompany debt or allocated to the ESOP’s accounts using a compensation-based formula. A total of 106,900 shares/units have been allocated to individual accounts, 20,739 shares/units have been earned but were unallocated, and 77,968 shares/units were unearned and held in suspense as of May 11, 2017, immediately prior to the Formation Transaction.
Dividends paid on unallocated shares/units during the period ended May 11, 2017 recognized as an employee stock ownership plan expense was $1,245. The fair value of the unearned ESOP shares/units as of May 11, 2017 was $29,082, all of which vested (became “earned”) in connection with the Formation Transaction (see Note 19, Subsequent events); the amount was recognized as an expense and contribution to equity. Total ESOP expense recognized during the period was $30,327.
The participants in the ESOP had the right to require Hydrofarm Predecessor to purchase the vested common stock/units for its then fair market value which was $76,699 as of May 11, 2017. This amount was eventually distributed to the ESOP in connection with the Formation Transaction.
In anticipation of the Formation Transaction, on April 10, 2017, Hydrofarm Predecessor underwent a reorganization which included the formation of a new corporation, PBCO, Inc. PBCO, Inc. is an entity controlled by the non-ESOP shareholder in Hydrofarm Predecessor at the time of the Formation Transaction. In connection with the reorganization, sponsorship of the Plan was assigned to PBCO, Inc. on May 9, 2017. On May 11, 2017, the units of membership units held by the Plan were redeemed and the

Hydrofarm, LLC
Notes to the consolidated financial statements
For the period from January 1, 2017 to May 11, 2017
(In thousands for all currencies)

5.   Employee benefit plan (continued)

shareholders of PBCO, Inc. resolved to terminate the Plan. In anticipation of the Formation Transaction, the Plan Trustee caused the Plan to fully repay the outstanding balance on the exempt loan to the ESOP which caused the remaining unallocated units to be released from suspense resulting in 77,968 units being earned and committed-to-be-released. The events described above are in accordance with the terms of the Plan and section 4975(e)(7) of the Internal Revenue Code.
6.   Accounts receivable, net
Accounts receivable, net comprised the following as of May 11, 2017:
Accounts receivable	$21,493
Allowance for doubtful accounts and other reserves	(2,572)
Other receivables	1,175
Total	$20,096
Trade receivables disclosed above include certain amounts that are past due at the end of the reporting period for which an allowance was not recognized because there has not been a significant change in credit quality and the amounts are still considered recoverable. Such past due amounts have not been significant in the current and prior periods. All accounts receivables were pledged as collateral for certain financial liabilities.
In determining the recoverability of a trade receivable, any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period was considered. There were no significant impaired financial assets as of May 11, 2017.
7.   Inventories
Inventories comprised of finished goods of  $61,986 as of May 11, 2017. The provision for inventory obsolescence was $332 for the period ended May 11, 2017. The allowance for inventory obsolescence as of May 11, 2017 was $1,472. All inventory value is pledged as collateral for certain financial liabilities (see Note 12, Debt).
8.   Prepaid expenses and other current assets
Prepaid expense and other current assets comprised the following as of May 11, 2017:
Prepaid expenses	$395
Deferred tax asset	87
Deposits	888
Total prepaid expenses and other current assets	$1,370

Hydrofarm, LLC
Notes to the consolidated financial statements
For the period from January 1, 2017 to May 11, 2017
(In thousands for all currencies)

9.   Property, plant and equipment
Property, plant and equipment activity from January 1, 2017 to May 11, 2017 was as follows:
	Building	Land	Machinery and equipment	Leasehold improvements	Furniture and fixtures	Computer equipment	Motor vehicles	Total
Cost
Balance, January 1, 2017	$12,903	$2,591	$3,372	$1,803	$1,743	$745	$560	$23,717
Additions	—	—	116	504	31	23	30	704
Foreign currency translation	73	8	3	—	12	1	—	97
Balance, May 11, 2017	$12,976	$2,599	$3,491	$2,307	$1,786	$769	$590	$24,518
Accumulated depreciation
Balance, January 1, 2017	2,375	—	2,628	701	1,230	388	408	7,730
Depreciation	131	—	68	43	47	51	19	359
Foreign currency translation	54	—	—	—	2	—	—	56
Balance, May 11, 2017	$2,560	$—	$2,696	$744	$1,279	$439	$427	$8,145
Total	$10,416	$2,599	$795	$1,563	$507	$330	$163	$16,373
The periodic impairment test was performed for each asset group which determined that estimated future undiscounted cash flows exceeded the carrying value of property, plant and equipment; accordingly there was no impairment of these assets for the period ended May 11, 2017.
10.   Intangible assets and goodwill
Intangible assets and goodwill activity from January 1, 2017 to May 11, 2017 was as follows:
	Goodwill	Computer software	Customer relationships/ contracts	Intellectual property/ licenses	Trade name	Non- competition	Total
Cost
Balance, January 1, 2017	$809	$5,309	$1,041	$1,064	$891	$88	$9,202
Additions	—	895	—	—	—	—	895
Disposals	—	—	—	(135)	—	—	(135)
Foreign currency translation	(15)	—	(18)	9	(8)	—	(32)
Balance, May 11, 2017	$794	$6,204	$1,023	$938	$883	$88	$9,930
Accumulated amortization
Balance, January 1, 2017	—	—	46	264	300	45	655
Amortization	—	—	19	31	15	4	69
Disposals	—	—	—	(72)	—	—	(72)
Foreign currency translation	—	—	(1)	(8)	—	1	(8)
Balance, May 11, 2017	$—	$—	$64	$215	$315	$50	$644
Total	$794	$6,204	$959	$723	$568	$38	$9,286

Hydrofarm, LLC
Notes to the consolidated financial statements
For the period from January 1, 2017 to May 11, 2017
(In thousands for all currencies)

10.   Intangible assets and goodwill (continued)

Estimated aggregate amortization expense for the period from May 12, 2017 to December 31, 2017 and each of the five succeeding years are $921, $1,439, $1,439, $1,439, $1,412 and $605, respectively.
The weighted average amortization period for computer software, customer relationships, intellectual property/licenses, trade name and non-competition assets, is 5 years, 20 years, 13.1 years, 13.4 years, and 5 years, respectively. The weighted average amortization period for all intangible assets subject to amortization is 7.2 years. Approximately $335 of Trade name assets have been excluded from the weighted average amortization period calculation because the assets have been assigned an indefinite life.
A qualitative assessment was performed to determine the presence of any indicators of impairment for each asset group. Considerations included an assessment of physical condition of the assets, the manner of use, utilization, industry trends, and any changes in the business climate. No indicators of impairment were identified; accordingly, there was no impairment of these assets for the period ended May 11, 2017.
11.   Income taxes
Provision for income taxes activity from January 1, 2017 to May 11, 2017 was as follows:
Current income tax expense:
Federal	$—
State	81
Foreign	4
Total	85
Deferred tax expense:
Federal	—
State	—
Foreign	—
Total	—
Total provision for income taxes	$85
Reconciliation between the effective tax rate on income from continuing operations and the statutory tax rate is as follows for period from January 1, 2017 to May 11, 2017 was as follows:
Income (loss) before tax	$(19,778)
Income tax recovery payable based on applicable federal statutory rate of 35.82%	(7,084)
Foreign tax rate differential	185
Non deductible costs and permanent items	251
Income not subject to U.S. federal tax	6,796
Change in valuation allowance	—
Other	(63)
Total provision for income taxes	$85
The applicable statutory income tax rate of 35.82% is attributable to a US Federal tax rate of 35% and a state tax rate of  .82%. As a US limited liability company, Hydrofarm, LLC is not subject to US federal tax on its US earnings for the 2017 or subsequent fiscal years.

Hydrofarm, LLC
Notes to the consolidated financial statements
For the period from January 1, 2017 to May 11, 2017
(In thousands for all currencies)

11.   Income taxes (continued)

Deferred tax balances consisted of the following as of May 11, 2017:
Intangibles	$(118)
Net operating loss carryforwards	818
Valuation allowance	(702)
Net deferred tax assets (liabilities)	$(2)
Any deferred tax assets have been recognized based on taxable temporary differences expected to reverse over the respective reversal period of the deferred tax assets existing as of May 11, 2017.
Deferred tax assets are recognized without a corresponding valuation allowance if management has determined that it is more-likely-than-not that such deferred tax assets may be recovered. Management believes that it is more-likely-than-not that the benefit from certain foreign NOL carry-forwards will not be realized. A valuation allowance of  $702 has been recorded with respect to the deferred tax assets related to these foreign operating loss carry-forwards. If or when recognized, the tax benefits related to any reversal of the valuation allowance on deferred tax assets as of May 11, 2017 will be recorded to the income statement.
Non-United States net operating loss carry-forwards of  $2,974, some of which may be carried forward indefinitely and some for a 20 year period (as noted below), are available to offset future taxable income. As discussed above, a valuation allowance has been recorded against the deferred tax asset associated with certain of these foreign operating loss carry-forwards as of May 11, 2017.
The amounts and expiration dates of the operating loss carryforwards for tax purposes are as follows:
2010	$215
2011	465
2012	821
2013	725
2014	493
2015	—
2016 (expires in 2036)	255
Total unrecognized deductible temporary differences	$2,974
Based on an evaluation of tax positons taken in various jurisdictions that could have a material effect on the income tax accounts, no matters were identified where it is more-likely-than-not that the positon would not be sustained based on technical merits.
Carryforwards of NOLs are subject to possible limitation should a change in ownership occur, as defined by Internal Revenue Code Section 382. An ownership change is generally defined as a greater than 50% increase in equity ownership by 5% shareholders in any three-year period. The annual limitation may result in the expiration of the NOL carry forwards before utilization.

Hydrofarm, LLC
Notes to the consolidated financial statements
For the period from January 1, 2017 to May 11, 2017
(In thousands for all currencies)

12.   Debt
Current and non-current debt was comprised of the following as of May 11, 2017:
Credit facility	$25,000
Term note payable	1,250
Real estate – Denver	4,492
Real estate – McDowell	7,454
Equipment note payable	3,375
Foreign revolving line of credit	1,056
Other	184
Total	$42,811
Current	$9,378
Non-current	33,433
Total	$42,811
Credit facility
Hydrofarm Predecessor had a revolving line of credit (“LOC”) with a financial institution. Maximum borrowings under the LOC were $30,000 with available borrowings of  $5,000 as of May 11, 2017. The outstanding principal balance on the line of credit bears interest at either (a) the prime rate (as defined) minus 0.25%, or (b) the London Interbank Offered Rate (“LIBOR”) plus 2.00%, with interest rate selection at the borrower’s option. The LOC was secured by substantially all of Hydrofarm Predecessor’s assets and requires various restrictive covenants and financial ratios. As of May 11, 2017, Hydrofarm Predecessor was in compliance with the various covenants and ratios.
The outstanding balance of the LOC of  $25,000 as of May 11, 2017 was paid off in connection with the Formation Transaction (refer to Note 19, Subsequent events for further information).
Term note payable
Hydrofarm Predecessor had a note payable due in monthly principal installments of  $179, plus interest calculated at LIBOR plus 2.00%; maturing in December 2017, secured by all assets.
The outstanding balance of the note of  $1,250 as of May 11, 2017 was paid off in connection with the Formation Transaction (refer to Note 19, Subsequent events for further information).
Real estate mortgage on Denver distribution center
Hydrofarm Predecessor had a real estate term note payable with an original balance of  $4,800, payable in monthly installments of principal plus interest at 2.39% (or LIBOR plus 1.50%); maturing in September 2021, secured by real property in Denver, Colorado.
The outstanding balance of the note of  $4,492 as of May 11, 2017 was paid off in connection with the Formation Transaction (refer to Note 19, Subsequent events for further information).
Real estate mortgage held in McDowell (which is a consolidated VIE through May 11, 2017)
Hydrofarm Predecessor had a real estate term note with an original balance of  $8,800 payable in monthly installments of principal plus interest at 5.58% (or LIBOR plus 1.45%); maturing in October 2017, secured by real property in Petaluma, California. The debt is guaranteed by Hydrofarm Predecessor.

Hydrofarm, LLC
Notes to the consolidated financial statements
For the period from January 1, 2017 to May 11, 2017
(In thousands for all currencies)

12.   Debt (continued)

The outstanding balance of the mortgage was $7,454 as of May 11, 2017.
Because of the Formation Transaction (refer to Note 19, Subsequent events, for further information) the variable interest in the VIE was revaluated and it was determined that the Successor would no longer be the primary beneficiary. Therefore, as of May 12, 2017, the Successor would deconsolidate McDowell.
Equipment note payable
Hydrofarm Predecessor had an installment equipment loan payable upon completion of the project, plus interest LIBOR plus 2.25%, secured by all assets of Hydrofarm Predecessor. The equipment loan required payments of interest only while the project was under development until October 2016, at which time the loan began amortizing with payments of principal and interest.
The outstanding balance of the loan of  $3,375 as of May 11, 2017 was paid off in connection with the Formation Transaction (refer to Note 19, Subsequent events for further information).
Foreign revolving line of credit
Hydrofarm Predecessor had a revolving LOC with a financial institution in Spain. Maximum borrowings under the LOC are $1,713 (€1,575) with available borrowings as of May 11, 2017 of  $657. The outstanding principal balance on the LOC bears interest at a rate of 1.50%. The LOC matured in October 2018, was subject to an automatic renewal clause, and was secured by a $1,900 standby letter of credit issued by Hydrofarm Predecessor to the financial institution.
The outstanding balance of the LOC was $1,056 as of May 11, 2017.
Real estate note, Spain
Hydrofarm Predecessor had a real estate term note payable with an original balance of  $426 (€392), payable in monthly installments of principal plus variable interest at the one-year Euro Interbank Offered Rate (“EURIBOR”) plus 0.80%, maturing in December 2023, secured by real property in Zaragoza, Spain.
The outstanding balance on the real estate note was $184 (€143) as of May 11, 2017.
13.   Accrued expenses and other current liabilities
Accrued expenses and other current liabilities comprised the following as of May 11, 2017:
Accrued payroll and employee expenses	$775
Warranty liability	670
Deferred rent – current	655
Other accrued expenses	2,127
Total accrued expenses and other current liabilities	$4,227
Warranty expense was $156 for the period ended May 11, 2017 and is included in general and administrative expenses on the consolidated statement of operations and comprehensive loss.

Hydrofarm, LLC
Notes to the consolidated financial statements
For the period from January 1, 2017 to May 11, 2017
(In thousands for all currencies)

14.   Members’ equity and non-controlling interests
Prior to the conversion to an LLC on May 9, 2017 discussed in Note 1, Description of the business, the capital structure was comprised of one class of 419,607 common shares issued and outstanding for $13,477. The majority of the shares were owned by a shareholder and the remaining shares were owned by the ESOP trust (refer to Note 5, Employee benefit plan, for further information).
On May 9, 2017, the shares of common stock were exchanged on a one-for-one basis for LLC Units. The units entitle the holder to their proportionate share of profits, losses, cash distributions and voting rights.
Hydrofarm Predecessor is affiliated with McDowell Group LLC (“McDowell”) through common ownership as a Unit holder owns 50% of the equity interest of McDowell and Hydrofarm Predecessor had guaranteed a real estate mortgage on the underlying asset. For financial reporting purposes, management determined that McDowell is a VIE and Hydrofarm Predecessor is its primary beneficiary for the period from January 1 to May 11, 2017 because of its exposure to expected losses. As a result, the accounts of McDowell have been consolidated in the accompanying consolidated financial statements. The interests of the third party investors in McDowell is presented as non-controlling interests.
15.   Related party transactions
The corporate headquarters and local distribution center in Petaluma, California are leased from McDowell, a related party. McDowell, which owns the land and building, is a consolidated VIE and rental income and expense have been eliminated in the consolidated financial statements. The term of the lease extended to August 31, 2017, at which time the terms became month to month. Rent was $447 for the period ended May 11, 2017 prior to the intercompany elimination.
See Note 19, Subsequent Events, for other transactions with related parties subsequent to May 11, 2017.
16.   Financial instruments
The carrying values of cash and cash equivalents, accounts receivables, accounts payable and accrued expenses and other current liabilities approximate their fair values due to the short-term nature of these instruments. The fair value of longterm debt is not considered to be materially different from carrying value.
No financial assets or liabilities are being measured at fair value on a recurring basis except for interest rate swaps included in other long-term liabilities valued at $170 as of May 11, 2017. Gains on the mark-to-market adjustments for changes in fair value recognized in other income, net on the consolidated statement of operations and comprehensive loss for period ended May 11, 2017 were $259.
The fair values of the interest rate swap contracts are valued using discounted cash flow models based primarily on readily observable market parameters, such as LIBOR forward rates. These contracts are placed in Level 2 of the fair value hierarchy, as the inputs used in making the fair value determination are derived from and are corroborated by observable market data.
Interest rate swap contracts are used to mitigate interest rate exposure to certain debt instruments. These interest rate swaps are not designated in qualifying hedging relationships. Hydrofarm Predecessor had entered into two floating-for-fixed interest rate swap agreements with a financial institution counterparty in which it receives a fixed rate and pays a floating rate based on LIBOR plus a spread, with payments being calculated on amortizing notional amounts matching the related debt instruments’ amortization schedule. The interest rate swaps were obtained to manage interest rate risk associated with the two real estate mortgages.

Hydrofarm, LLC
Notes to the consolidated financial statements
For the period from January 1, 2017 to May 11, 2017
(In thousands for all currencies)

17.   Commitments and contingencies
Operating leases — lessee
Operating leases relate to certain warehouse, distribution and office facilities, vehicles and office equipment. Rental expense related to operating leases for the period ended May 11, 2017 was $1,367. Amounts payable under the operating leases for the period May 12, 2017 to December 31, 2017 is $2,652. For each of the succeeding five years ended December 31, the amounts payable under the operating leases are $4,849, $4,858, $4,693, $4,804, and $3,957. Payments in the aggregate due after December 31, 2022 are $10,561.
These lease obligations were assumed in the Formation Transaction.
Guarantees and contingencies
During the normal course of business, certain claims have been brought against Hydrofarm Predecessor and, where applicable, its suppliers. While there is inherent difficulty in predicting the outcome of such matters, management has vigorously contested the validity of these claims, where applicable, and based on current knowledge, believes that they are without merit and does not expect that the outcome of any of these matters, in consideration of insurance coverage maintained, or the nature of the claims, individually or in the aggregate, would have a material adverse effect on the consolidated financial position, results of operations or future earnings. As of May 11, 2017, Hydrofarm Predecessor had guaranteed the debt outstanding under a real estate note payable of McDowell, a related party entity owned 50% by the majority shareholder and Chief Executive Officer of Hydrofarm Predecessor. The balance outstanding under the real estate note payable amounted to $7,454 as of May 11, 2017.
18.   Segment reporting
As of May 11, 2017, the business operated in one distinct operating and reportable segment. Factors considered in determining the operating segments include the nature of Hydrofarm Predecessor’s business activities, the management structure directly accountable to the Chief Operating Decision Maker (“CODM”), which is the Chief Executive Officer for Hydrofarm Predecessor, availability of discrete financial information and strategic priorities within the organizational structure. These factors correspond to the manner in which the CODM reviews and evaluates operating performance to make decisions about resources to be allocated to these operating segments.
The segment operates predominantly in one industry: the design, development, marketing, and distribution of indoor gardening and hydroponic products. Intersegment net sales and intersegment profits, which are generally recorded in a manner similar to external sales and eliminated in consolidation. The CODM evaluates segment reporting based on net sales and gross profit inclusive of intersegment transactions. Net sales are attributed to the segment based on the region from which the revenue was derived. Corporate expenses consist of expenses incurred by centrally-managed departments, including information systems, finance, human resources and legal, executive compensation, unallocated benefit program expense, and other miscellaneous costs.
Geographic information for non-US operations regarding net sales, goodwill, intangibles and property, plant and equipment, are less than 10% of companywide balances and are not presented herein.

Hydrofarm, LLC
Notes to the consolidated financial statements
For the period from January 1, 2017 to May 11, 2017
(In thousands for all currencies)

19.   Subsequent events
Subsequent events from May 12, 2017 to December 31, 2018
Hydrofarm Predecessor has evaluated subsequent events that have occurred from balance sheet date of May 11, 2017 through June 4, 2019, which was the date on which the consolidated financial statements were available to be issued, and determined that there were no subsequent events or transactions that required recognition or disclosure in the consolidated financial statements except for those events that have been disclosed in the preceding footnotes, and except as follows:
Acquisitions of Greenstar and Eddi’s
During the period ended December 31, 2017, the Successor, other than the Formation Transaction, completed two acquisitions which were accounted for as business combinations using the acquisition method of accounting. Under this method, the consideration transferred is measured at fair value, which is calculated as the sum of the acquisition date, cash and fair value of any obligations incurred or assumed in exchange for control of the acquiree.
On November 8, 2017, the Successor acquired certain assets related to the distribution business of Greenstar Plant Products, Ltd, (“Greenstar”) a privately-held entity headquartered in Canada. Greenstar is a manufacturer and distributor of lawn and garden supplies which will complement the Successor’s existing products, distribution channel, and international presence. Pursuant to the terms set forth in the agreement, the assets were acquired by a newly formed entity, GS Distribution, Inc. (“GSD”), headquartered in Canada. Pursuant to the terms set forth in the agreement, the Successor acquired control of GSD through the acquisition of certain assets for total purchase consideration of  $9,338 inclusive of an escrow for possible adjustments.
The total consideration for Greenstar included contingent consideration related to an earn-out for a total of  $1,538, payable in cash in equal parts based on performance in each of fiscal 2018 and 2019. The earn-out period ends in December 2019. As of December 31, 2017, the Successor recorded the full earn-out amount at its fair value of  $1,538 (Canadian Dollar $2,000) included in accrued expenses and other current liabilities. In 2018, it was determined that the performance threshold for payment of the first installment of contingent consideration related to the Greenstar acquisition was not met and $769 (Canadian Dollar $1,000) from the earn-out accrual was released to Other expense, net on the consolidated statements of operations and comprehensive loss in 2018. During the year ended December 31, 2018, the Successor assessed the fair value of the remaining payment due in 2019 and concluded that the performance thresholds for 2019 could be met and, thus, carried forward the earn-out accrual for the remaining balance of  $733 (Canadian Dollar $1,000). GSD is included in the Canadian reporting unit and operating segment effective November 8, 2017.
On November 29, 2017, the Successor acquired Eddi’s Wholesale Garden Supplies Ltd. (“Eddi’s”), a privately-held entity headquartered in Canada. Eddi’s is a distributor of hydroponics and lawn and garden supplies which will complement the Successor’s existing products, distribution channel, and international presence. Pursuant to the terms set forth in the agreement, the Successor acquired control of Eddi’s through the acquisition of all of the shares of the entity, for total purchase consideration of  $14,909, less an escrow for possible adjustments. Eddi’s is included in the Canadian reporting unit and operating segment effective November 29, 2017.

Hydrofarm, LLC
Notes to the consolidated financial statements
For the period from January 1, 2017 to May 11, 2017
(In thousands for all currencies)

19.   Subsequent events (continued)

Assets acquired and liabilities recognized at the date of the acquisitions are as shown in table below.
	Fair value as of
	November 8, 2017	November 29, 2017
Assets acquired:
Cash	$—	$10
Trade and other receivables	2,581	4,293
Inventories	6,380	4,492
Property, plant and equipment	482	662
Other assets	464	275
Intangible assets	711	7,010
Total assets acquired	10,618	16,742
Liabilities assumed:
Trade payables and accrued expenses	(1,311)	(2,882)
Deferred tax liabilities	—	(2,240)
Total liabilities assumed	(1,311)	(5,122)
Fair value of identified net assets acquired	$9,307	$11,620
Goodwill arising from the acquisitions:
	Fair value as of
	November 8, 2017	November 29, 2017
Consideration transferred, including deferred payments	$9,338	$14,909
Fair value of identifiable net assets acquired	9,307	11,620
Goodwill arising from each acquisition	$31	$3,289
Goodwill arose from the acquisitions because the cost of the combination included a control premium. In addition, the consideration paid for the combination effectively included amounts in relation to the benefit of expected synergies, revenue growth, future market development and the assembled workforce. These benefits are not recognized separately from goodwill as they do not meet the recognition criteria for identifiable intangible assets.
Net cash outflow on acquisitions:
	Fair value as of
	November 8, 2017	November 29, 2017
Consideration paid in cash	$7,800	$14,909
Less: cash balance acquired	—	(10)
Net cash outflow	$7,800	$14,899
Included in the Successor’s financial results were $3,997 in revenue and $763 in net loss before tax attributable to the acquisitions from the date of acquisition to December 31, 2017.
On a pro-forma basis (unaudited), had these acquisitions been completed on January 1, 2017, Hydrofarm Predecessor’s total revenue and net loss for the period January 1, 2017 to May 11, 2017 would have amounted to approximately $127,000 and $21,000, respectively. Management considers these

Hydrofarm, LLC
Notes to the consolidated financial statements
For the period from January 1, 2017 to May 11, 2017
(In thousands for all currencies)

19.   Subsequent events (continued)

‘pro-forma’ estimates to represent an approximate measure of the performance of the combined company on an annualized basis. The Successor did not incur significant transaction-related costs.
Sale and leaseback of Denver distribution center
In the fourth quarter of 2017, a subsidiary of the Successor entered into a sale and leaseback for the distribution center (warehouse) in Denver, Colorado. The sale for approximately $9,000 and new lease terms were established at fair market value and the leaseback has been classified as an operating lease. The effect has been treated as a normal sale transaction and the gain of  $181 on sale of the distribution center has been deferred and are being amortized over the term of the lease.
Formation Transaction
Prior to the fall of 2018, the legal parent of Hydrofarm, LLC subsequent to May 11, 2017 was Hydrofarm Investment Corp. As discussed further below under the Recapitalization and reverse merger in 2018 section, Hydrofarm Investment Corp underwent a recapitalization and reverse merger in a series of transactions in which Hydrofarm Holdings Group, Inc., a shell company, became the legal parent.
Hydrofarm Investment Corp was formed on March 21, 2017, and had no operations, assets or liabilities prior to its capitalization on May 12, 2017. On May 12, 2017, Hydrofarm Investment Corp raised $90,810 in cash and incurred transaction costs of  $3,185 for 37,660,681 newly issued shares of common stock from a group of third party investors, borrowed $75,000 less transaction costs of  $1,666 on a new term loan, and drew $27,186 of available funds from a revolving line of credit facility, for total net proceeds of  $188,145. The proceeds were used to acquire an 87.5% interest in Hydrofarm Holdings LLC, a newly formed subsidiary. Separately, an investor in Hydrofarm Predecessor acquired a direct 12.5% interest in Hydrofarm Holdings LLC valued at $12,950; this interest was presented as a non-controlling interest in the consolidated financial statements of Hydrofarm Investment Corp. from the time of the transaction until it was exchanged for shares in Hydrofarm Holdings Group, Inc. as discussed below under “Recapitalization and reverse merger in 2018.” Hydrofarm Investment Corp, through its subsidiary, Hydrofarm Holdings LLC, then acquired Hydrofarm Predecessor from its members for $201,095. Thus, Hydrofarm Predecessor became an indirect subsidiary of Hydrofarm Investment Corp.
As a result of the 87.5% change in control of Hydrofarm Predecessor, the acquisition was accounted for by Hydrofarm Investment Corp. as a business combination using the acquisition method of accounting. Under this method, the consideration transferred is measured at fair value which is calculated as the sum of the acquisition date cash and fair value of any obligations incurred in exchange for control of the acquiree. Acquisition-related costs were expensed and are included in “other expense” in the Successor’s consolidated statement of operations and comprehensive loss.
These transactions are collectively referred to as the “Formation Transaction.”
As a result of the Formation Transaction, Hydrofarm Predecessor ceased to exist as an “accounting” entity under GAAP as of May 12, 2017.

Hydrofarm, LLC
Notes to the consolidated financial statements
For the period from January 1, 2017 to May 11, 2017
(In thousands for all currencies)

19.   Subsequent events (continued)

The total purchase consideration was allocated to recognizable assets acquired and liabilities assumed based on their estimated fair values as follows:
Fair value as of
May 11, 2017
Identifiable assets acquired:
Current assets acquired, including cash and cash equivalents totaling $9,274	$105,991
Property, plant and equipment	13,220
Other long term assets acquired	857
Identifiable intangible assets:
Trade names	15,535
Capitalized software	6,204
Customer relationships	59,376
Total identifiable assets acquired	201,183
Liabilities assumed or incurred:
Current liabilities assumed	31,565
Other long-term liabilities assumed	1,256
Proceeds from term loan, net of deferred issuance costs	73,334
Proceeds from revolving line of credit	27,186
Total liabilities	133,341
Net identifiable assets acquired	67,842
Consideration transferred:
Investment from controlling interest	90,810
Investments from non-controlling interests	12,950
Less: transaction expenses	(3,185)
Total equity issued, net of expenses	100,575
Goodwill arising from the Formation Transaction	$32,733
Goodwill of  $32,733 reflects the benefits of expected revenue growth from future market development in the Successor’s target markets, geographic reach particularly in the US and Canada, and the depth and breadth of the assembled workforce. In addition, the valuation reflects a control premium. These benefits are not recognized separately from goodwill as they did not meet the recognition criteria for identifiable intangible assets. Goodwill of  $37,959 is expected to be tax deductible. All of the goodwill was allocated to the US segment, which was the only segment at the time of the Formation Transaction.
The fair value of receivables of  $20,096, included as part of current assets acquired, represents the gross contractual amount due adjusted for an allowance for doubtful accounts of  $1,988, which is the net amount of contractual cash flow expected to be collected.

Hydrofarm, LLC
Notes to the consolidated financial statements
For the period from January 1, 2017 to May 11, 2017
(In thousands for all currencies)

19.   Subsequent events (continued)

Recapitalization and reverse merger in 2018
The Offering
In the fall of 2018, Hydrofarm Holdings Group, Inc., previously a shell entity with nominal assets and liabilities and 4,000,000 shares of common stock outstanding, completed a private placement (the “Offering”) of units offered to third party investors at a price of  $2.50. Each unit consisted of one share of common stock and a warrant entitling the holder to purchase one-half  (1∕2) share of common stock at an exercise price of  $5.00 per common share (the “Units”). The Offering raised $41,499 (excluding fees and expenses) for 16,619,616 Units.
The Concurrent Offering and reverse merger
In a transaction related to the Offering, also in the fall 2018, Hydrofarm Holdings Group, Inc. offered to investors in Hydrofarm Investment Corp. shares and warrants with the same terms as those in the Offering (the “Concurrent Offering”). Hydrofarm Holdings Group, Inc. raised $15,234 in the Concurrent Offering. Consideration consisted of  $11,146 in cash for 4,460,659 Units and the conversion to equity of a $4,000 loan outstanding plus accrued interest of  $88 from a related party for 1,633,958 Units (excluding fees and expenses).
On August 28, 2018, in connection with the Offering and Concurrent Offering, in a series of concurrent transactions, the shareholders in Hydrofarm Investment Corp. and the holder of the NCI in Hydrofarm Holdings, LLC exchanged all of their interests for 43,031,329 shares of Hydrofarm Holdings Group, Inc.’s common stock which, along with 6,094,617 shares issued in the Concurrent Offering, totaled 49,125,946 and represented a 70.4% controlling interest. The exchange ratio for the 43,031,329 shares was one Hydrofarm Holdings Group, Inc. share for 0.4147 Hydrofarm Investment Corp. share. As a result of the exchange, Hydrofarm Investment Corp. and its subsidiaries became wholly-owned subsidiaries of Hydrofarm Holdings Group, Inc. Hydrofarm, LLC and its subsidiaries continue as the principal operating subsidiary. Since this exchange was a common control transaction, the carrying value of the NCI was transferred to controlling interest, allocated between paid in capital and the NCI’s share of accumulated losses at net book value. The transaction is intended to be treated as a tax-free exchange under Section 368(a) of the Internal Revenue Code of 1986, as amended.
Under ASC 805-40 which addresses the accounting for business combinations and reverse acquisitions, since the members of Hydrofarm Investment Corp. prior to the exchange continued to hold a controlling interest in Hydrofarm Holdings Group, Inc. after the exchange (e.g., there was no change in control of Hydrofarm Investment Corp.), Hydrofarm Investment Corp. is deemed to be the “accounting acquirer” and Hydrofarm Holdings Group, Inc. is deemed to be the “accounting acquiree.” From an accounting perspective, the consolidated financial statements of the combined entity represent a continuation of the financial position and results of operations of the accounting acquirer/legal acquiree. As such, the historical cost basis of assets, liabilities, capital and accumulated deficit of Hydrofarm Investment Corp. as the accounting acquirer/legal acquiree are carried over to the consolidated financial statements of the merged company.
As a result of Hydrofarm Holdings Group, Inc. having no assets just prior to the merger, except $1 in cash, and no liabilities or operations, it is considered a “shell company” which does not meet the definition of a “business” under ASC 805, Business Combinations. For accounting purposes, mergers of operating companies into shell companies are considered to be capital transactions rather than business combinations. These transactions are equivalent to the issuance of stock by the private company for the net monetary assets, if any, of the shell corporation, accompanied by a recapitalization. The accounting for the

Hydrofarm, LLC
Notes to the consolidated financial statements
For the period from January 1, 2017 to May 11, 2017
(In thousands for all currencies)

19.   Subsequent events (continued)

transaction is identical to that resulting from a reverse acquisition, except that goodwill or other intangible assets would not be recognized. Since Hydrofarm Holdings Group, Inc. is a shell company there is no accounting basis associated with the 4,000,000 shares of Hydrofarm Holdings Group, Inc. shares deemed acquired in the merger other than the $1 in cash.
Consolidated financial statements prepared following a reverse merger are issued under the name of the legal parent (accounting acquiree) and are a continuation of the financial statements of the legal subsidiary (accounting acquirer), with one adjustment. The adjustment retroactively states the accounting acquirer’s legal capital to reflect the legal capital of the accounting acquiree. Accordingly, the share and stated capital of Hydrofarm Investment Corp. have been retroactively adjusted in these consolidated financial statements and footnotes using the exchange ratio established in the merger agreements to reflect the number of shares of Hydrofarm Holdings Group, Inc. issued in the exchange.
Warrants issued to placement agents
As part of the Offering and Concurrent Offering, placement agents were issued warrants to purchase 1,742,955 shares of common stock in the Successor of which 580,978 shares subject to warrants are exercisable at a price of  $5.00 per share and 1,161,977 shares subject to warrants are exercisable at a price of $2.50 per share. The placement agent warrants are exercisable only upon exercise of the investor warrants issued in the Offering and Concurrent Offering. The aggregate fair value of the placement agent warrants of $781 have been accounted for as an increase and a decrease to accumulated paid in capital for the issuance of the instrument within Offering and Concurrent Offering costs as an off-set to the proceeds from the offering as transaction costs.
The following is a summary of the aggregate warrants activity issued as part of the Offering and Concurrent Offering:
	Common stock	Shares under warrants issued and outstanding
Offering	16,619,616	8,309,807
Concurrent Offering	4,460,659	2,230,329
Conversion of loan from related party	1,633,958	816,978
Subtotal	22,714,233	11,357,114
Placement agent warrants	—	1,742,955
Total	22,714,233	13,100,069
Variable interest entity — McDowell
On May 12, 2017, due to the restructuring of the McDowell real estate note payable guarantee, the Successor determined that it is not the primary beneficiary since it has no obligation to absorb the expected losses. As a result the assets and liabilities of McDowell are not included in the Successor’s financial information.

Hydrofarm, LLC
Notes to the consolidated financial statements
For the period from January 1, 2017 to May 11, 2017
(In thousands for all currencies)

19.   Subsequent events (continued)

Payoff of obligations on May 12, 2017
As part of the May 12, 2017 transaction, the following existing debt obligations of Hydrofarm Predecessor were extinguished:
Revolving line of credit with maximum available borrowings of  $30,000 and an outstanding balance of  $25,000
Real estate term note payable with an outstanding balance of  $4,492
Notes payable with outstanding balances of  $1,250 and $3,375
Installment equipment loan payable with an outstanding balance of $184
The interest rate swap liability in connection with the real estate term note payable of  $7,454 was deconsolidated as part of the Successor’s reevaluation of its status as a primary beneficiary in the McDowell VIE.
New debt capital
Certain obligations of Hydrofarm Predecessor as of May 11, 2017 were replaced by the Successor with a term note and new credit facility for a line of credit, and other debt was assumed, as follows:
	December 31, 2018			December 31, 2017
	Outstanding Principal	Unamortized Discount and Deferred Financing Costs	Net Carrying Amount	Outstanding Principal	Unamortized Discount and Deferred Financing Costs	Net Carrying Amount
Term loan	$80,390	$(1,173)	$79,217	$74,063	$(1,666)	$72,397
Credit facility	20,742	(470)	20,272	47,624	(620)	47,004
Other debt	1,031	—	1,031	258	—	258
Total	$102,163	$(1,643)	$100,520	$121,945	$(2,286)	$119,659
Debt – current portion	$20,420	$(324)	$20,096	$121,945	$(2,286)	$119,659
Debt – long-term portion	81,743	(1,319)	80,424	—	—	—
Total	$102,163	$(1,643)	$100,520	$121,945	$(2,286)	$119,659
Term note with Brightwood
2017
In connection with the Formation Transaction, a term note (the “Term Note”) with Brightwood Loan Services, LLC (“Brightwood”) for $75,000 was obtained by Hydrofarm Holdings LLC and certain other Hydrofarm Holdings LLC subsidiaries (the “Term Note Obligors”). The Term Note matures on May 12, 2022 and initially provided for interest at LIBOR plus a margin of 700 basis points on LIBOR based loans, and included an additional 200 basis points for any period during which the loan was in default. Principal payments at an annual basis of 2.5% of the original loan amount, initially $469, were to be made quarterly, commencing September 30, 2017. Debt issuance costs totaled $1,667 and are being amortized over five years using the effective interest method.

Hydrofarm, LLC
Notes to the consolidated financial statements
For the period from January 1, 2017 to May 11, 2017
(In thousands for all currencies)

19.   Subsequent events (continued)

The Term Note is secured by substantially all non-working capital assets and a second lien on working capital assets, and requires various restrictive covenants and financial ratios, including a maximum total net leverage ratio, as defined. The Term Note was amended on November 8, 2017 primarily to accommodate the acquisitions of businesses in Canada acquired in the fall 2017). Additionally, the agreement requires that the Term Note Obligors be in compliance with the financial and qualitative covenants of all other debt agreements.
The financial covenant for the maximum total net leverage ratio was in default as of September 30, 2017 and December 31, 2017. Because of the remedies for default available to Brightwood at its option, the Term Note was classified as a current liability as of December 31, 2017 in the consolidated balance sheets.
During the period from inception (March 21, 2017) to December 31, 2017, principal payments made totaled $938 and interest expense recognized totaled $4,275. The effective interest rate on the Term Note was 8.18% on December 31, 2017 and the amortization expense of debt issuance costs was $248 for the period from inception (March 21, 2017) to December 31, 2017.
2018
To address failure to meet covenants as of March and June 2018, the Term Note Obligors and Brightwood entered into a forbearance agreement (the “Brightwood Forbearance Agreement”) in May 2018, which was subsequently amended in July 2018. The Brightwood Forbearance Agreement temporarily deferred principal amortization and interest payments from May 2018 through July 2018 (the “Brightwood Forbearance Period”) and added a minimum earnings before income taxes, depreciation and amortization (“EBITDA”) requirement test, as defined, in exchange for Brightwood agreeing to forbear from exercising its rights and remedies under the credit agreement during the Brightwood Forbearance Period.
In August 2018, the Term Note Obligors and Brightwood entered into a third amendment and waiver to the original credit agreement (the “Brightwood Third Amendment”) whereby Brightwood (and BofA as discussed below) waived certain continuing events of default and agreed to amend certain covenants and provisions of the Term Note to bring the Term Note Obligors back in compliance with the covenants. The Brightwood Third Amendment also provided a waiver of principal payments and an increase in the margin to 1000 basis points with respect to the LIBOR based loans through December 31, 2019. Beginning January 1, 2020, the margin would be reduced to 700 basis points with respect to the LIBOR based loans provided the net leverage ratio is met. In the case that the net leverage ratio is not met, the margin would be increased to 850 basis points. The Brightwood Third Amendment modified the total net leverage ratio, and added covenants related to fixed charge coverage, cumulative EBITDA and liquidity. Fees related to the amendments totaling $388 were added to principal. The Brightwood Third Amendment was accounted for as a debt modification by the Successor and did not result in the recognition of any gain or loss from the transaction.
As of December 31, 2018, the Successor was in compliance with its financial covenants as a result of an equity cure payment of  $1,151 made in January 2019, as well as amendments to the financial covenants, that brought the Term Loan Obligors into compliance with the amended covenants provided for under the Brightwood Fourth Amendment. See section Events subsequent to December 31, 2018 below for further discussion.
During the year ended December 31, 2018, principal payments made totaled $469 and interest expense recognized totaled $9,191, of which $6,795 was capitalized into principal. The effective interest rate on the Term Note was 12.13% on December 31, 2018 and the amortization of debt issuance costs was $493 for the year ended December 31, 2018.

Hydrofarm, LLC
Notes to the consolidated financial statements
For the period from January 1, 2017 to May 11, 2017
(In thousands for all currencies)

19.   Subsequent events (continued)

Credit facility with BofA
2017
In connection with the Formation Transaction, a loan and security agreement (the “Credit Facility”) was obtained from Bank of America, N.A. (“BofA”) by Hydrofarm Holdings LLC and certain other Hydrofarm Holdings LLC subsidiaries (the “BofA Obligors”) with an initial maximum borrowing limit of $45,000 and a maturity date of February 10, 2022. The Credit Facility provided for interest at the 30-day LIBOR rate plus applicable margin, which 2.50% and 1.75% at December 31, 2018 and 2017, respectively. A fee of 0.375% is charged for available but unused borrowings. An additional 200 basis points is added to the interest rate for any period during which the loan was in default. On November 8, 2017, the maximum borrowing limit was increased to $60,000 in connection with the two Canadian acquisitions. Debt issuance costs totaled $621 and are being amortized over five years using the effective interest method.
The Credit Facility is secured by working capital assets and a second lien on non-working capital assets, and requires various restrictive covenants and financial ratios. Additionally, the agreement requires that the BofA Obligors be in compliance with the financial and qualitative covenants of all other debt agreements.
The BofA Obligors were not in compliance with these covenants as of September 30, 2017 and December 31, 2017. Because of the remedies for default available to BofA at its option, the loan was classified as a current liability as of December 31, 2017 in the consolidated balance sheets.
During the period from inception (March 21, 2017) to December 31, 2017, there were no principal payments made and interest expense recognized totaled $1,308. The effective interest rates on the Credit Facility ranged from 3.31% to 3.32% on December 31, 2017.
2018
The BofA Obligors and BofA entered into a forbearance agreement with BofA (the “BofA Forbearance Agreement”) in May 2018, which was subsequently amended in July 2018 to address failure to meet financial covenants as of March and June 2018. As part of the BofA Forbearance Agreement, a shareholder agreed to provide Hydrofarm Holdings, LLC with an unsecured subordinated loan of  $4,000 for a period and at terms specified in the BofA Forbearance Agreement, to provide for working capital needs of the BofA Obligors. The BofA Forbearance Agreement included modifications to the borrowing base, and to the fixed charge coverage and EBITDA financial covenants. A forbearance fee of  $75 was paid at execution of the BofA Forbearance Agreement. In exchange for the revised terms and loan, BofA agreed to forbear from exercising its rights and remedies under the loan agreements in connection with such defaults through August 2018.
In August 2018, the BofA Obligors entered into a third amendment and waiver to the loan and security agreement (the “BofA Third Amendment”) whereby BofA (and Brightwood as discussed above) waived certain continuing events of default and agreed to amend certain covenants and provisions of the Term Note credit agreement to bring the BofA Obligors back in compliance with the covenants under the Credit Facility. A key financial provision in the BofA Third Amendment was a commitment by the Successor to conduct a private placement of its common stock; this commitment was fulfilled upon the Offering and Concurrent Offering described in Note 1, Description of business, Recapitalization and reverse merger, which raised $48,124 of net proceeds. Other key changes in the BofA Third Amendment included the addition of a minimum availability covenant which requires the BofA Loan Obligors to have cash and cash equivalents deposited in BofA and a minimum EBITDA requirement which requires that the BofA Loan Obligors

Hydrofarm, LLC
Notes to the consolidated financial statements
For the period from January 1, 2017 to May 11, 2017
(In thousands for all currencies)

19.   Subsequent events (continued)

maintain minimum monthly measured EBITDA for periods as defined. Fees related to the amendments totaling $100 were paid. The BofA Third Amendment was accounted for as a debt modification by the Successor and did not result in the recognition of any gain or loss from the transaction.
As of December 31, 2018, the Successor was in compliance with its financial covenants as a result of an equity cure payment of  $1,151 made in January 2019, as well as amendments to the financial covenants, that brought the BofA Obligors into compliance with the amended covenants provided for under the BofA Fourth Amendment. See Note 19, Subsequent events for further discussion.
During the year ended December 31, 2018, principal payments on the credit facility totaled $219,553 and interest expense recognized totaled $1,562. The effective interest rates on the BofA Credit Facility ranged from 5.00% to 5.06% on December 31, 2018 and the amortization of debt issuance costs was $150.
Restriction on the ability to pay dividends
Under the agreements with BofA and Brightwood, substantially all consolidated net assets are subject to limitations regarding the restrictions of payment of dividends, either from the Brightwood Obligors or BofA Obligors to their parent.
Other debt
Other debt consists primarily of machinery and equipment loans with several financial institutions accounted for as capital leases totaling $861 and $71 as of December 31, 2018 and 2017. Refer to Note 16, Commitments and contingencies for further discussion.
Impairment of indefinite-lived intangible assets, long-lived tangible and definite-lived intangible assets, and goodwill
The Successor’s annual impairment test is performed at the asset group level for its indefinite-lived intangible assets, long-lived tangible and definite-lived intangible assets and goodwill. The tests are completed annually as of the fourth quarter, and whenever facts and circumstances require more frequent analysis, using the most recent data available at the time of the assessment. The first part of the impairment tests are an assessment for any indicators of impairment (informally referred to as Step 0”).
Impairment tests as of and for the year then ended December 31, 2018
For its annual impairment test during the year ended December 31, 2018, the Successor elected to forego the qualitative assessment of impairment indicators for its indefinite-lived intangible assets and long-lived tangible and finite-lived intangible assets for both reporting units, and proceeded to the quantitative tests for impairment as of October 1, 2018, and subsequently updated to December 31, 2018.
The following asset groups, which represent the lowest level for which identifiable cash flows can be associated with assets and related liabilities, were tested in the following order: 1) indefinite-lived intangible assets, 2) long-lived tangible and definite-lived intangible assets and 3) goodwill.
Indefinite-lived Intangible Assets
The Successor has one type of indefinite-lived intangible asset, trade names, in the US reporting unit. If the fair value of the trade names is lower than the carrying amount, an impairment charge is recognized in an amount equal to the difference. To estimate the fair value of trade names, the Successor used the relief-from-royalty method. This method values the trade names by estimating the amount of royalty income that could be generated if the trade names were licensed in arm’s length transactions to third parties. Comparable licensing agreements with similar risk and return

Hydrofarm, LLC
Notes to the consolidated financial statements
For the period from January 1, 2017 to May 11, 2017
(In thousands for all currencies)

19.   Subsequent events (continued)

characteristics were identified and used to determine a royalty rate. The Successor then multiplied the derived royalty rate of 0.34% by the current estimate of future net revenue expected to be generated from the trade name over five years plus a terminal value, adjusted for income taxes, discounted using a risk adjusted after-tax rate for this asset class, to determine the fair value associated with trade names. The Successor determined that the fair value of trade names exceeded the carrying value, and required no further analysis for the year ended December 31, 2018.
Long-Lived Tangible and Definite-Lived Intangible Assets
The Successor performed Step 1 for the US and Canada asset groups comprised of property, plant and equipment, customer relationships and computer software which represents the lowest level for which identifiable cash flows can be associated. Undiscounted cash flows over the estimated useful life were primarily based on management’s assumptions and estimates related to revenue, compound annual growth rates (“CAGR”) and direct operating expenses. Using internal financial forecast models that include historical information and projected growth rates based on various factors such as consumer health trends, potential medical benefits, regulatory challenges, and overall market developments, the Successor determined that the sum of the future undiscounted cash flows exceeded the carrying values of the asset groups. Accordingly, there was no impairment recognized for any tangible and definite-lived assets for the year ended December 31, 2018.
Goodwill
As of December 31, 2018, the Successor performed Step 1 of the goodwill impairment test to determine if the fair value of the Canadian reporting unit was greater than the carrying amount. The fair value of invested capital for the Canadian reporting unit, was determined using the income approach and included a comparison to the value using a market approach for reasonableness. Internal forecasts were used to estimate future cash flows, which included assumptions for forecasted revenue growth rates, margin estimates, various expenses, capital additions and working capital needs, which were consistent with internal projections and operating plans. A terminal value was included in the forecast based on capitalization multiple. The cash flows were discounted using a weighted average cost of capital (“WACC”) of 19.3%. The capitalization multiple and WACC were based in part on rates derived from an analysis of guideline companies, and generally considered commensurate with the risks and uncertainty inherent in the respective businesses and internally-developed forecasts. A sensitivity analysis was applied to the WACC using a range from 13.0% to 19.0% and growth rates and the actual value was considered reasonable. As a result of the completion of Step 1, it was determined that the carrying amount exceeded the fair value of invested capital. Accordingly, the Successor proceeded to Step 2 to measure impairment charges, if any, as of December 31, 2018.
In Step 2, the fair value of the reporting unit’s “implied goodwill,” if any, was determined by allocating the reporting unit’s fair value derived in Step 1 to all of the reporting unit’s assets and liabilities other than goodwill and comparing the result to the carrying amount of goodwill. After determining the fair value of the Canadian reporting unit, and considering the values of other assets contained therein, it was concluded that there would be no value remaining in the implied fair value of goodwill. Accordingly, goodwill allocated to the Canadian asset group was deemed to be fully impaired, and the Successor recognized an impairment charge of  $3,244, which is included in operating expenses in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2018.

Hydrofarm, LLC
Notes to the consolidated financial statements
For the period from January 1, 2017 to May 11, 2017
(In thousands for all currencies)

19.   Subsequent events (continued)

Impairment tests as of and for the period from inception (March 21, 2017) to December 31, 2017
In the fourth calendar quarter of 2017, the Successor identified indicators of impairment for its US reporting segment, primarily due to the failure of the US market for the hydroponics industry to reach levels in the fall of 2017 previously anticipated. Specifically, the expected growth impact of legalized adult-use cannabis requiring cultivators to invest in certain hydroponic and lighting equipment and nutrients supplied in the US did not materialize because of delays around licensing, regulation and tax procedures primarily in California. No indicators of impairment were identified for its Canadian reporting units.
As a result of impairment indicators identified in the US reporting unit, the Successor performed quantitative impairment assessments as of December 31, 2017 using the same methodologies and inputs (updated as necessary) used for the impairment tests conducted for the year ended December 31, 2018.
Indefinite-lived Intangible Assets
To estimate the fair value of trade names, the Successor used the relief-from-royalty method. Comparable licensing agreements with similar risk and return characteristics were identified and used to determine a royalty rate. The Successor then multiplied the derived royalty rate of 0.34% by the current estimate of future net revenue expected to be generated from the trade name over five years plus a terminal value, adjusted for income taxes, discounted using a risk adjusted after-tax rate for this asset class, to determine the fair value associated with trade names. During the period from inception (March 21, 2017) to December 31, 2017, the estimated fair value of  $2,842 was lower than the carrying amount of  $15,535, resulting in an impairment charge of  $12,693 included in impairment charges in the consolidated statement of operations and comprehensive loss.
Long-Lived Tangible and Definite-Lived Intangible Assets
For long-lived tangible and definite-lived intangible assets, Step 1 of the impairment tests for property, plant and equipment, customer relationships and computer software indicated that the carrying values of property, plant and equipment, customer relationships and computer software were recoverable from future operations of the asset groups and no further analysis was required.
Goodwill
As of December 31, 2017, as a result of the presence of impairment indicators, the Successor performed Step 1 of the impairment test to determine if the fair value of the US reporting unit was greater than the carrying amount. The fair value of invested capital for the US reporting unit, was determined using the income approach. Internal forecasts were used to estimate future cash flows, which included assumptions for forecasted revenue growth rates, margin estimates, various expenses, capital additions and working capital needs, which were consistent with internal projections and operating plans. A terminal value was included in the forecast based on capitalization multiple. The cash flows were discounted using a weighted average cost of capital (“WACC”) of 16.7%. The capitalization multiple and WACC were based in part on rates derived from an analysis of guideline companies, and generally considered commensurate with the risks and uncertainty inherent in the respective businesses and internally-developed forecasts. A sensitivity analysis was applied to the WACC using a range from 15.7% to 17.7% and growth rates and the actual value was considered reasonable. As a result of the completion of Step 1, it was determined that the fair value of invested capital exceeded the carrying amount. Accordingly, the Successor proceeded to Step 2 to measure impairment charges, if any, as of December 31, 2017.

Hydrofarm, LLC
Notes to the consolidated financial statements
For the period from January 1, 2017 to May 11, 2017
(In thousands for all currencies)

19.   Subsequent events (continued)

In Step 2, the fair value of the reporting unit’s “implied goodwill,” if any, was determined by allocating the reporting unit’s fair value derived in Step 1 to all of the reporting unit’s assets and liabilities other than goodwill and comparing the result to the carrying amount of goodwill. For the Successor, a significant part of this process was estimating the fair value of customer relationships which utilized the discounted value of future revenue from existing customers adjusted for attrition. After allocated the reporting unit’s derived value to the fair value of all assets including customer lists and liabilities, the amount available for allocation to “implied goodwill” was nil. Accordingly, goodwill allocated to the US reporting unit was deemed to be fully impaired, and the Successor recognized an impairment charge of  $32,732 during the period from inception (March 21, 2017) to December 31, 2017 included in impairment charges in the consolidated statements of operations and comprehensive loss.
Related party transactions
Management Agreements
On May 12, 2017, the Successor entered into two management agreements (the “Management Agreements”) with an affiliate of the Successor’s 5% shareholder and an affiliate of the Successor’s greater than 5% shareholder (collectively, the “Affiliates”). Pursuant to the Management Agreements, the Affiliates provided the Successor with various management services, including transaction advisory, financial and management consulting services. In consideration for these services, the management fees payable annually were approximately $139 and $711 respectively, in addition to certain costs and expenses incurred while rendering the services stipulated in the Management Agreements. Pursuant to the Management Agreements, the Successor incurred aggregate management fees and reimbursable expenses of  $555 and $542 for the year ended December 31, 2018 and the period from inception (March 21, 2017) to December 31, 2017.
The Management Agreements were terminated in connection with the private placement discussed in Note 1, Description of the business, recapitalization and reverse merger in 2018.
Subordinated loans from related party
On May 22, 2018, in connection with the forbearance and amendments to the revolving credit facility and term note agreements, the Successor obtained a subordinated note of  $4,000 from a shareholder of the Successor, to fund operations with a maturity date no earlier than 6 months after revolving credit facility as defined in the agreement. Interest was at a rate of 8.24% per annum, with no payment of interest and principal made in cash prior to the maturity date. The Subordination Agreement ensured that the note would not be used for any purpose other than for the purpose of funding the working capital needs of the Successor and, the note was subordinate to the revolving line of credit and term note described above.
On June 29, 2018, in connection with, and under the same terms as, the May 22, 2018 subordinated note, an additional amount of  $2,000 was secured from a shareholder of the Successor to fund operations. The loan bears an interest at a rate no greater than 8.24% per annum, with no payment of interest and principal made in cash prior to maturity date. Additionally, the note shall not be used for any purpose other than for the purpose of funding the working capital needs of the Successor, and is subordinate to the revolving credit facility and term note agreements described above.
As discussed in Note 1, Description of the business, Recapitalization and reverse merger in 2018, $4,000 plus accrued interest of  $88 was converted into equity in exchange for shares and warrants. The $2,000 subordinated loan was paid off in August 2018.

Hydrofarm, LLC
Notes to the consolidated financial statements
For the period from January 1, 2017 to May 11, 2017
(In thousands for all currencies)

19.   Subsequent events (continued)

Events subsequent to December 31, 2018
Term Note and Credit Facility
In order to comply with the financial covenant provisions as of November 30, 2018, the Term Loan Obligors and BofA Obligors issued a cure notice and made a debt service payment of  $1,151 with proceeds from an equity contribution from its parent in January 2019 to the BofA Credit Facility, thus bringing the Term Loan Obligors and BofA Obligors back in compliance with the amended covenants provided for under both the Brightwood Third Amendment and BofA Third Amendment as of December 31, 2018.
On March 15, 2019, the Brightwood Term Note and the BofA Credit Facility were subsequently amended by the Brightwood Fourth Amendment and BofA Fourth Amendment, respectively. The Brightwood Fourth Amendment required the Term Note Obligors make a $3,000 prepayment on the Term Note. Key financial provisions in the Brightwood Fourth Amendment included modification of the EBITDA financial covenant and a provision that requires the Term Note Obligors to refinance the BofA Credit Facility prior to its repayment and termination with another credit facility. The Brightwood Fourth Amendment gave Brightwood the option to require HIC to enter into a guaranty and security agreement regarding the Term Note upon a future acquisition. A fee of  $407 was charged for these amendments.
Key modifications to the BofA Credit Facility in the BofA Fourth Amendment included a revision to the margin to provide one rate regardless of the level of borrowing at 2.00% for prime rate based loans and 3.00% of LIBOR based loans, a modification to the EBITDA financial covenant, change to the termination date to June 2019 (a Fifth Amendment to the BofA Credit Facility dated May 31, 2019 modified the termination date to June 10, 2019), changes to availability reserves and borrowing base calculations, and adjustments to the US revolver commitment to $45,000 with a Canadian revolver sublimit of  $10,000. A fee of  $100 was charged for these amendments.
On May 28, 2019, the Successor entered into a non-binding expression of interest to acquire a domestic agricultural business (the “Target”). The transaction is subject to the satisfactory completion of customary due diligence and reviews by both the Successor and Target. Discussions and negotiations are in the preliminary stages and there are no assurances the acquisition will be completed.
In a related but separate transaction, on May 29, 2019, the Successor agreed to advance funds to the Target in the form of a term loan of up to $3,100 secured by machinery and equipment purchased with funds provided under this agreement. Interest is stated at eight percent (8.00%) per annum due quarterly with the first interest payment due on September 30, 2019. Principal and any unpaid interest is due on May 29, 2023 subject to the outcome of the acquisition discussed in the preceding paragraph. Upon completion of the acquisition prior to the due date, the outstanding balance of principal and interest will be applied against the acquisition consideration at closing. Should either party abandon the acquisition prior to the due date, repayment is accelerated as defined in the term loan agreement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Hydrofarm Holdings Group, Inc.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Hydrofarm Holdings Group, Inc. (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the year ended December 31, 2018 and for the period from inception (March 21, 2017) to December 31, 2017, and the related notes (collectively referred to as the consolidated financial statements).
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2018 and 2017, and the results of its consolidated operations and its consolidated cash flows for the year ended December 31, 2018 and for the period from inception (March 21, 2017) to December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Material Uncertainty Related to Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company’s financing condition raises substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are discussed in Note 2 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Chartered Professional Accountants
Licensed Public Accountants
We have served as the Company’s auditor since 2018.
Toronto, Ontario
May 10, 2019

Hydrofarm Holdings Group, Inc.
Consolidated balance sheets
As of December 31, 2018 and 2017
(In thousands for all currencies, except for shares and per share data)
	December 31,
	2018	2017
Assets
Current assets:
Cash and cash equivalents	$27,923	$2,206
Accounts receivable, net	16,097	23,551
Inventories, net	53,763	77,392
Prepaid expenses and other current assets	3,403	1,167
Total current assets	101,186	104,316
Property, plant and equipment, net	5,446	5,866
Intangible assets and goodwill, net	68,369	77,802
Other assets	531	1,526
Total assets	$175,532	$189,510
Liabilities
Current liabilities
Accounts payable	$17,064	$23,253
Accrued expenses and other current liabilities	7,231	9,914
Debt – current portion	20,096	119,658
Total current liabilities	44,391	152,825
Debt – long-term portion	80,424	—
Deferred tax liabilities	2,342	2,384
Other long-term liabilities	590	1,010
Total liabilities	127,747	156,219
Commitment and contingencies
Shareholders’ equity
Preferred stock (authorized 50,000,000 shares of $0.0001 par value each; nil shares issued and outstanding at December 31, 2018 and 2017, respectively)	—	—
Common stock (authorized 300,000,000 shares of $0.0001 par value each; 69,745,562 shares and 37,660,681 shares issued and outstanding at December 31, 2018 and 2017, respectively)	7	4
Additional paid-in capital	155,966	90,806
Accumulated other comprehensive (loss) income	(1,853)	484
Accumulated deficit	(106,335)	(62,074)
Non-controlling interests	—	4,071
Total shareholders’ equity	47,785	33,291
Total liabilities and shareholders’ equity	$175,532	$189,510
The accompanying notes are an integral part of the consolidated financial statements.

Hydrofarm Holdings Group, Inc.
Consolidated statements of operations and comprehensive loss
For the year ended December 31, 2018 and the period from inception (March 21, 2017) to December 31, 2017
(In thousands for all currencies, except for shares and per share data)
	Year ended December 31, 2018	Period from inception (March 21, 2017) to December 31, 2017
Net sales	$212,464	$151,525
Cost of goods sold (exclusive of depreciation and amortization shown separately below)	183,690	141,119
Gross profit	28,774	10,406
Operating expenses:
Salaries and benefits	16,463	8,679
Marketing expenses	2,584	2,274
General and administrative expenses	18,668	11,487
Impairment charges	3,244	45,425
Depreciation and amortization	7,170	3,769
Interest expense	11,606	5,643
Other expense, net	4,238	4,305
Net loss before tax	(35,199)	(71,176)
Income tax (expense) benefit	(102)	266
Net loss	$(35,301)	$(70,910)
Net foreign currency translation (loss) gain	(2,418)	565
Other comprehensive (loss) gain, net of income tax	(2,418)	565
Total comprehensive loss, net of income tax	$(37,719)	$(70,345)
Net loss for the period attributable to:
Controlling interests	(32,651)	(62,074)
Non-controlling interests	(2,650)	(8,836)
Net loss	$(35,301)	$(70,910)
Total comprehensive loss attributable to:
Controlling interests	(34,891)	(61,569)
Non-controlling interests	(2,828)	(8,776)
Total comprehensive loss, net of income tax	$(37,719)	$(70,345)
Basic and diluted net loss per common share	$(0.68)	$(1.65)
Weighted average number of common shares outstanding used to compute net loss per common share	51,883,059	43,031,327
The accompanying notes are an integral part of the consolidated financial statements.

Hydrofarm Holdings Group, Inc.
Consolidated statements of changes in shareholders’ equity
For the year ended December 31, 2018 and the period from inception (March 21, 2017) to December 31, 2017
(In thousands for all currencies, except for shares and per share data)
	Controlling Interest						Non-Controlling Interest (“NCI”)	Total
	Shares	Common Stock	APIC	Accumulated OCI	Accumulated Deficit	Total
Balance, March 21, 2017 (inception)	—	$—	$—	$—	$—	$—	$—	$—
Equity issued in Formation Transaction (May 12, 2017)	37,660,681	4	90,806	—	—	90,810	12,950	103,760
Non-controlling interests assumed in Formation Transaction	—	—	—	—	—	—	(124)	(124)
Net loss	—	—	—	—	(62,074)	(62,074)	(8,836)	(70,910)
Net foreign currency translation gain	—	—	—	484	—	484	81	565
Balance, December 31, 2017	37,660,681	4	90,806	484	(62,074)	29,220	4,071	33,291
Exchange of new shares for NCI interest in subsidiary	5,370,648	1	12,949	(97)	(11,610)	1,243	(1,243)	—
Concurrent Offering of shares and warrants for cash	4,460,659	—	11,146	—	—	11,146	—	11,146
Concurrent Offering of shares and warrants for conversion of loan from related party	1,633,958	—	4,088	—	—	4,088	—	4,088
Reverse merger with Hydrofarm Group as accounting acquiree	4,000,000	—	1	—	—	1	—	1
Offering of shares and warrants for cash	16,619,616	2	41,497	—	—	41,499	—	41,499
Offering and Concurrent Offering costs	—	—	(4,521)	—	—	(4,521)	—	(4,521)
Net loss	—	—	—	—	(32,651)	(32,651)	(2,650)	(35,301)
Net foreign currency translation loss	—	—	—	(2,240)	—	(2,240)	(178)	(2,418)
Balance, December 31, 2018	69,745,562	$7	$155,966	$(1,853)	$(106,335)	$47,785	$—	$47,785
The accompanying notes are an integral part of the consolidated financial statements.

Hydrofarm Holdings Group, Inc.
Consolidated statements of cash flows
For the year ended December 31, 2018 and
the period from inception (March 21, 2017) to December 31, 2017
(In thousands)
	Year ended December 31, 2018	Period from inception (March 21, 2017) to December 31, 2017
Operating activities
Net loss	$(35,301)	$(70,910)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Provision for doubtful accounts	534	689
Provision for inventory obsolescence	724	1,440
Amortization of inventory step-up of basis	798	11,531
Depreciation and amortization	7,170	3,769
Impairment charges	3,244	45,425
Gain on disposals of property, plant and equipment	(22)	(181)
Amortization of issuance costs and discount on debt	643	—
Interest expense capitalized to principal of debt	6,883	—
Changes in assets and liabilities:
Accounts receivable	6,290	2,189
Inventories	21,203	(7,788)
Prepaid expenses and other assets	(262)	2,794
Other assets	989	49
Accounts payable	(5,652)	(7,525)
Accrued expenses and other current liabilities	(2,656)	4,043
Deferred tax liabilities	138	75
Other long-term liabilities	(420)	1,010
Net cash provided by (used in) operating activities	4,303	(13,390)
Investing activities
Purchases of property, plant and equipment	(1,343)	(1,312)
Sale of property, plant and equipment	538	9,046
Investment in computer software	(372)	(1,091)
Proceeds advanced on loan receivable	(2,000)	—
Acquisitions, including shell company through reverse merger, net of cash acquired	(1)	(22,699)
Formation Transaction, net of cash acquired	—	(191,821)
Net cash used in investing activities	(3,178)	(207,877)
The accompanying notes are an integral part of the consolidated financial statements.

Hydrofarm Holdings Group, Inc.
Consolidated statements of cash flows
For the year ended December 31, 2018 and
the period from inception (March 21, 2017) to December 31, 2017 – (continued)
(In thousands)
	Year ended December 31, 2018	Period from inception (March 21, 2017) to December 31, 2017
Financing activities
Proceeds received from credit facility	192,903	47,625
Proceeds received from term loan	—	75,000
Proceeds received from equipment loan	798	—
Principal payments of debt	(220,309)	(1,933)
Payments of issuance costs	—	(2,287)
Proceeds from Offering and Concurrent Offering	52,645	—
Payment of offering costs incurred on Offering and Concurrent Offering	(4,521)	—
Proceeds from loans from related party	6,000	—
Payment of loans from related party	(2,000)	—
Proceeds from stock issuance	—	90,810
Cash investment in subsidiary (representing NCI)	—	12,950
Net cash provided by financing activities	25,516	222,165
Effect of exchange rate changes on cash	(924)	1,308
Net increase in cash and cash equivalents	25,717	2,206
Cash and cash equivalents at beginning of period	2,206	—
Cash and cash equivalents at end of period	$27,923	$2,206
Non-cash investing activities
Purchases of property, plant and equipment included in accounts payable and accrued liabilities	$11	$23
Property, plant and equipment capitalized through capital leases	$279	$—
Conversion of loan from related party to common shares	$4,088	$—
Supplemental information
Cash paid for interest for the period	$4,710	$4,713
Cash paid for income taxes for the period	$613	$—
The accompanying notes are an integral part of the consolidated financial statements.

Hydrofarm Holdings Group, Inc.
Notes to the consolidated financial statements
December 31, 2018 and 2017
(in thousands for all currencies, except share and per share amounts)
1.   Description of the business
Introduction
Hydrofarm Holdings Group, Inc. and subsidiaries (collectively, the “Company”) were formed to acquire and continue the business of Hydrofarm, LLC which, since 1977, has been the distributor of indoor gardening and hydroponics products. The Company was formed under the laws of the State of Delaware and maintains its headquarters in Petaluma, California. Products offered include lighting devices, climate control equipment, hydroponics and nutrients and additives. The Company is managed primarily based on the geographies in which it operates and reports results of operations in two reportable segments, which are the United States and Canada.
Prior to the fall of 2018, the legal parent of Hydrofarm, LLC was Hydrofarm Investment Corp. As discussed further below under the Recapitalization and reverse merger in 2018 section, Hydrofarm Investment Corp underwent a recapitalization and reverse merger in a series of transactions in which Hydrofarm Holdings Group, Inc., a shell company, became the legal parent.
Formation Transaction
Hydrofarm Investment Corp was formed on March 21, 2017, and had no operations, assets or liabilities prior to its capitalization on May 12, 2017. On May 12, 2017, Hydrofarm Investment Corp raised $90,810 in cash and incurred transaction costs of  $3,185, for 37,660,681 newly issued shares of common stock from a group of third party investors, borrowed $75,000, less transaction costs of  $1,666, on a new term loan, and drew $27,186 of available funds from a revolving line of credit facility, for total net proceeds of  $188,145. The proceeds were used to acquire an 87.5% interest in Hydrofarm Holdings LLC, a newly formed entity. Separately, an investor in Hydrofarm, LLC acquired a direct 12.5% interest in Hydrofarm Holdings LLC valued at $12,950 (this interest was presented as a non-controlling interest in the Company at the time of the transaction until it was exchanged for shares in the Company as discussed below under “Recapitalization and reverse merger in 2018”). The Company, through its subsidiary, Hydrofarm Holdings LLC, then acquired Hydrofarm, LLC from its members for $201,095. Thus, Hydrofarm, LLC became an indirect subsidiary of the Company.
As a result of the 87.5% change in control of Hydrofarm, LLC, the acquisition was accounted for by the Company as a business combination using the acquisition method of accounting. Under this method, the consideration transferred is measured at fair value which is calculated as the sum of the acquisition date cash and fair value of any obligations incurred in exchange for control of the acquiree. Acquisition-related costs were expensed and are included in “other expense” in the accompanying consolidated statement of operations and comprehensive loss.
These transactions are collectively referred to as the “Formation Transaction.”
The financial information of Hydrofarm, LLC, which ceased to exist as an “accounting” entity under generally accepted accounting principles (“GAAP”) as of May 12, 2017, have not been carried forward to these consolidated financial statements except to the extent such information is relevant to the Company’s financial position or results of operations, and when presented, the information is identified as that of Hydrofarm, LLC for periods prior to May 12, 2017.

Hydrofarm Holdings Group, Inc.
Notes to the consolidated financial statements
December 31, 2018 and 2017
(in thousands for all currencies, except share and per share amounts)

1.   Description of the business (continued)

The total purchase consideration was allocated to recognizable assets acquired and liabilities assumed based on their estimated fair values as follows:
May 11, 2017
Identifiable assets acquired:
Current assets acquired, including cash and cash equivalents totaling $9,274	$105,991
Property, plant and equipment	13,220
Other long term assets acquired	857
Identifiable intangible assets:
Trade names	15,535
Capitalized software	6,204
Customer relationships	59,376
Total identifiable assets acquired	201,183
Liabilities assumed or incurred:
Current liabilities assumed	31,565
Other long-term liabilities assumed	1,256
Proceeds from term loan, net of deferred issuance costs	73,334
Proceeds from revolving line of credit	27,186
Total liabilities	133,341
Net identifiable assets acquired	67,842
Consideration transferred:
Investment from controlling interest	90,810
Investments from non-controlling interests	12,950
Less: transaction expenses	(3,185)
Total equity issued, net of expenses	100,575
Goodwill arising from the Formation Transaction	$32,733
Refer to Note 10, Intangible assets and goodwill for further discussion about the acquired intangible assets.
Goodwill of  $32,733 reflects the benefits of expected revenue growth from future market development in the Company’s target markets, geographic reach particularly in the US and Canada, and the depth and breadth of the assembled workforce. In addition, the valuation reflects a control premium. These benefits are not recognized separately from goodwill as they did not meet the recognition criteria for identifiable intangible assets. Goodwill of  $37,959 is expected to be tax deductible. All of the goodwill was allocated to the US segment, which was the only segment at the time of the Formation Transaction.
The fair value of receivables of  $20,096, included as part of current assets acquired, represents the gross contractual amount due adjusted for an allowance for doubtful accounts of  $1,988, which is the net amount of contractual cash flow expected to be collected.

Hydrofarm Holdings Group, Inc.
Notes to the consolidated financial statements
December 31, 2018 and 2017
(in thousands for all currencies, except share and per share amounts)

1.   Description of the business (continued)

Recapitalization and reverse merger in 2018
The Offering
In the fall of 2018, Hydrofarm Holdings Group, Inc., previously a shell entity with nominal assets and liabilities and 4,000,000 shares of common stock outstanding, completed a private placement (the “Offering”) of units offered to third party investors at a price of  $2.50. Each unit consisted of one share of common stock and a warrant entitling the holder to purchase one-half  (1/2) share of common stock at an exercise price of  $5.00 per common share (the “Units”). The Offering raised $41,499 (excluding fees and expenses) for 16,619,616 Units.
The Concurrent Offering and reverse merger
In a transaction related to the Offering, also in the fall 2018, Hydrofarm Holdings Group, Inc. offered to investors in Hydrofarm Investment Corp. shares and warrants with the same terms as those in the Offering (the “Concurrent Offering”). Hydrofarm Holdings Group, Inc. raised $15,234 in the Concurrent Offering. Consideration consisted of  $11,146 in cash for 4,460,659 Units and the conversion to equity of a $4,000 loan outstanding plus accrued interest of  $88 from a related party for 1,633,958 Units (excluding fees and expenses).
On August 28, 2018, in connection with the Offering and Concurrent Offering, in a series of concurrent transactions, the shareholders in Hydrofarm Investment Corp. and the holder of the NCI in Hydrofarm Holdings, LLC exchanged all of their interests for 43,031,329 shares of Hydrofarm Holdings Group, Inc.’s common stock which, along with 6,094,617 shares issued in the Concurrent Offering, totaled 49,125,946 and represented a 70.4% controlling interest. The exchange ratio for the 43,031,329 shares was one Hydrofarm Holdings Group, Inc. share for 0.4147 Hydrofarm Investment Corp. share. As a result of the exchange, Hydrofarm Investment Corp. and its subsidiaries became wholly-owned subsidiaries of Hydrofarm Holdings Group, Inc. Hydrofarm, LLC and its subsidiaries continue as the principal operating subsidiary. Since this exchange was a common control transaction, the carrying value of the NCI was transferred to controlling interest, allocated between paid in capital and the NCI’s share of accumulated losses at net book value. The transaction is intended to be treated as a tax-free exchange under Section 368(a) of the Internal Revenue Code of 1986, as amended.
Under ASC 805-40 which addresses the accounting for business combinations and reverse acquisitions, since the members of Hydrofarm Investment Corp. prior to the exchange continued to hold a controlling interest in Hydrofarm Holdings Group, Inc. after the exchange (e.g., there was no change in control of Hydrofarm Investment Corp.), Hydrofarm Investment Corp. is deemed to be the “accounting acquirer” and Hydrofarm Holdings Group, Inc. is deemed to be the “accounting acquiree.” From an accounting perspective, the consolidated financial statements of the combined entity represent a continuation of the financial position and results of operations of the accounting acquirer/legal acquiree. As such, the historical cost basis of assets, liabilities, capital and accumulated deficit of Hydrofarm Investment Corp. as the accounting acquirer/legal acquiree are carried over to the consolidated financial statements of the merged company.
As a result of Hydrofarm Holdings Group, Inc. having no assets just prior to the merger, except $1 in cash, and no liabilities or operations, it is considered a “shell company” which does not meet the definition of a “business” under ASC 805, Business Combinations. For accounting purposes, mergers of operating companies into shell companies are considered to be capital transactions rather than business combinations. These transactions are equivalent to the issuance of stock by the private company for the net monetary assets, if any, of the shell corporation, accompanied by a recapitalization. The accounting for the

Hydrofarm Holdings Group, Inc.
Notes to the consolidated financial statements
December 31, 2018 and 2017
(in thousands for all currencies, except share and per share amounts)

1.   Description of the business (continued)

transaction is identical to that resulting from a reverse acquisition, except that goodwill or other intangible assets would not be recognized. Since Hydrofarm Holdings Group, Inc. is a shell company there is no accounting basis associated with the 4,000,000 shares of Hydrofarm Holdings Group, Inc. shares deemed acquired in the merger other than the $1 in cash.
Consolidated financial statements prepared following a reverse merger are issued under the name of the legal parent (accounting acquiree) and are a continuation of the financial statements of the legal subsidiary (accounting acquirer), with one adjustment. The adjustment retroactively states the accounting acquirer’s legal capital to reflect the legal capital of the accounting acquiree. Accordingly, the share and stated capital of Hydrofarm Investment Corp. have been retroactively adjusted in these consolidated financial statements and footnotes using the exchange ratio established in the merger agreements to reflect the number of shares of Hydrofarm Holdings Group, Inc. issued in the exchange.
For convenience here-in, the consolidated financial statements for periods prior to the exchange are referred to as those of the “Company” unless otherwise noted.
Warrants issued to placement agents
As part of the Offering and Concurrent Offering, placement agents were issued warrants to purchase 1,742,955 shares of common stock in the Company of which 580,978 shares subject to warrants are exercisable at a price of  $5.00 per share and 1,161,977 shares subject to warrants are exercisable at a price of $2.50 per share. The placement agent warrants are exercisable only upon exercise of the investor warrants issued in the Offering and Concurrent Offering. The aggregate fair value of the placement agent warrants of $781 have been accounted for as an increase and a decrease to accumulated paid in capital for the issuance of the instrument within Offering and Concurrent Offering costs as an off-set to the proceeds from the offering as transaction costs.
The following is a summary of the aggregate warrants activity issued as part of the Offering and Concurrent Offering:
	Common stock	Shares under warrants issued and outstanding
Offering	16,619,616	8,309,807
Concurrent Offering	4,460,659	2,230,329
Conversion of loan from related party	1,633,958	816,978
Subtotal	22,714,233	11,357,114
Placement agent warrants	—	1,742,955
Total	22,714,233	13,100,069
2.   Going concern
The consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As of December 31, 2018, the Company had $27,923 in cash and cash equivalents and an accumulated deficit of  $106,335. Also, as described in Note 20, Subsequent events, the Fourth Amendment to the agreements with the lenders dated March 2019 terminates the BofA Credit Facility in June 2019, and the Term Loan agreement was amended to require that the BofA Credit Facility be replaced with another credit facility.
Management is undertaking efforts to identify capital sources to replace the credit facility by June 2019. Additionally, management has implemented initiatives to increase net sales and better align its

Hydrofarm Holdings Group, Inc.
Notes to the consolidated financial statements
December 31, 2018 and 2017
(in thousands for all currencies, except share and per share amounts)

2.   Going concern (continued)

cost structure with revenue in efforts to organically improve operations and financial position sufficient to meet future financial covenants tests, among other objectives.
Should the Company be unable to replace the Credit Facility by its termination date and pay off the Term Loan, if called, the lenders could declare an event of default and exercise their remedies under the agreements. Such an event could give the lenders substantial control over the realization of assets and settlement of liabilities. These conditions result in substantial doubt about the Company’s ability to continue as a going concern for the twelve-month period following the issuance of these consolidated financial statements.
The consolidated financial statements have been prepared assuming that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of these uncertainties.
3.   Basis of preparation and significant accounting policies
Statement of compliance
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) as issued by the Financial Accounting Standards Board (“FASB”) in effect as of December 31, 2018.
Basis of measurement
The consolidated financial statements have been prepared on a going concern basis, under the historical cost convention except for certain financial instruments that are measured at fair value, as explained in the accounting policies below. Historical cost is measured as the fair value of the consideration provided in exchange for goods and services. The Company’s presentation currency is United States dollars (“USD”).
The functional currencies for US entities, Canadian entities and European entities are USD, Canadian Dollars and the Euro, respectively.
Principles of consolidation
The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries and entities in which it maintains a controlling financial interest.
Non-controlling interests (“NCIs”), when applicable, in consolidated subsidiaries are accounted for as a separate component of shareholders’ equity. Net income (loss) is presented separately for net income (loss) attributable to the NCIs and net income (loss) attributable to the shareholders of the Company in the consolidated statement of operations and comprehensive net income (loss). All material intercompany balances and transactions have been eliminated upon consolidation.
Use of estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Examples of such significant estimates include, but are not limited to, revenue recognition including

Hydrofarm Holdings Group, Inc.
Notes to the consolidated financial statements
December 31, 2018 and 2017
(in thousands for all currencies, except share and per share amounts)

3.   Basis of preparation and significant accounting policies (continued)

provisions for sales returns, rebates and claims from customers, allowance for doubtful accounts, reserve for excess, slow-moving and close-out inventories, assessment of going concern assumption that have a pervasive impact on the consolidated financial statements, purchase price allocation for business combination, including estimation of contingent consideration, determination of fair value of assets acquired and liabilities assumed, identification and valuation of intangible assets acquired, determination of reporting units and reportable segments, useful lives and impairment of long-lived and intangible assets and goodwill, valuation of stock and warrants issued in private placements, and recognition of deferred income taxes and valuation allowances. Actual results may materially differ from these estimates. On an ongoing basis, the Company reviews its estimates to ensure that these estimates appropriately reflect changes in its business or as new information becomes available.
Concentrations of business and credit risk
Financial instruments that potentially subject the Company to concentrations of credit and business risk consist primarily of cash and cash equivalents, accounts receivable and note receivable to third party.
The Company maintains cash balances at certain financial institutions that can, at times, exceed amounts insured by the Federal Deposit Insurance Corporation (“FDIC”). The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk in this area.
Accounts receivable, which are unsecured except those that are backed by personal guarantees, expose the Company to credit risks such as collectability and business risks such as customer concentrations. Exposure to losses on receivables is principally dependent on each customer’s financial condition. Credit risk is mitigated by investigating the credit worthiness of most customers prior to establishing relationships with them and performing periodic review of the credit activities of those customers during the course of the business relationship. Receivables arising from sales are not collateralized; however, credit risk is minimized as a result of the large, active customer base. An allowance for doubtful accounts is maintained based on the expected collectability of the accounts receivable. On a consolidated basis, no customers accounted for more than 10% of consolidated revenues for the year ended December 31, 2018 and the period from inception (March 21, 2017) to December 31, 2017. The Company did not have any customers that individually accounted for more than 10% of accounts receivable as of December 31, 2018 and 2017.
Fair value measurements
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company has applied the framework for measuring fair value which requires a fair value hierarchy to be applied to all fair value measurements. All financial instruments recognized at fair value in the consolidated balance sheet are classified into one of three levels in the fair value hierarchy as follows:
Level 1 — Valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities.
Level 2 — Valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not in active markets; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived from or, corroborated by, observable market data by correlation or other means.
Level 3 — Valuation techniques with significant unobservable market inputs.

Hydrofarm Holdings Group, Inc.
Notes to the consolidated financial statements
December 31, 2018 and 2017
(in thousands for all currencies, except share and per share amounts)

3.   Basis of preparation and significant accounting policies (continued)

Financial instruments
Financial instruments recognized in the consolidated balance sheets include cash and cash equivalents, accounts receivables, a note receivable provided to a third party, contingent consideration payable, accounts payable, accrued and other current liabilities and debt. Cash and cash equivalents and the contingent consideration payable are measured at fair value each reporting period. The fair values of the remaining financial instruments approximate their carrying values due to their short-term maturities, except for term loan and the revolving line of credit for which it is not practical to determine their fair values due to the potential inability to replace the BofA credit facility and the impact it would have on the term loan, as discussed in Note 2, Going concern.
Business combinations
Acquisitions of businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets acquired and liabilities assumed or incurred to the former owners of the acquiree and the equity interests issued in exchange for control of the acquiree. Acquisition-related costs are recognized in net income (loss) as incurred.
When the consideration transferred in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration is established for business acquisitions where the Company has the obligation to transfer additional assets or equity interests to the former owners if specified future events occur or conditions are met. Contingent consideration is classified as a liability when the obligation requires settlement in cash or other assets and is classified as equity when the obligation requires settlement in the Company’s own equity instruments. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with a corresponding adjustment to goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the measurement period (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date. All other subsequent changes in the fair value of contingent consideration classified as an asset or liability are included in net income (loss) in the period. Changes in the fair value of contingent consideration classified as equity are not recognized.
If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, provisional amounts are reported for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period, or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed at the acquisition date that, if known, would have affected the amounts recognized at that time. Upon conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to net income (loss). For a given acquisition, the Company may identify certain pre-acquisition contingencies identified as of the acquisition date and may extend its review and evaluation of these pre-acquisition contingencies throughout the measurement period in order to obtain sufficient information to assess these contingencies as part of acquisition accounting, as applicable.
Intangible assets acquired in a business combination and recognized separately from goodwill are initially recognized at their fair value at the acquisition date (which is regarded as their initial cost).
Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquire (if any) over the net of the acquisition-date fair value amounts of the identifiable assets acquired and the liabilities assumed.

Hydrofarm Holdings Group, Inc.
Notes to the consolidated financial statements
December 31, 2018 and 2017
(in thousands for all currencies, except share and per share amounts)

3.   Basis of preparation and significant accounting policies (continued)

Foreign currency transactions and foreign operations
The Company reports its financial results in USD, as it is the currency of the primary economic environment in which it operates. For the purposes of presenting these consolidated financial statements, the assets and liabilities of subsidiaries with CAD or Euro functional currencies are translated into USD using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average rate prevailing during the period with exchange differences impacting other comprehensive income (loss) in equity.
Exchange gains and losses also arise on the settlement of foreign-currency denominated transactions. These exchange gains and losses are recognized in net income (loss). The effect of currency translation adjustments on cash and cash equivalents is presented separately in the consolidated statement of cash flows.
Cash and cash equivalents
Cash and cash equivalents include liquid investments such as term deposits, money market instruments and commercial paper with original maturities of three months or less. The investments are carried at cost plus accrued interest, net of bank overdrafts, which approximates fair value.
Trade and other receivables and allowance for doubtful accounts and other reserves
Accounts receivable, net on the consolidated balance sheets represent amounts due from customers less allowances for doubtful accounts, trade discounts and volume rebates.
A provision is recorded for impairment when there is objective evidence (such as significant financial difficulties of the debtor) that the Company will not be able to collect all amounts due according to the original terms of the receivable. A provision is recorded as the difference between the carrying value of the receivable and the present value of future cash flows expected from the debtor, with an offsetting amount recorded as an allowance, reducing the carrying value of the receivable. The provision is included in general and administrative expense in the consolidated statements of operations and comprehensive income (loss). When a receivable is considered permanently uncollectible, the receivable is written off against the allowance account.
In assessing the amount of reserve required, a number of factors are considered including the age of the account, the credit-worthiness of the customer, payment terms, the customer’s historical payment history and general economic conditions. Because the amount of the reserve is an estimate, the actual amount collected could differ from the carrying value of the amount receivable.
Inventories
Inventories are primarily comprised of finished goods. Inventories are recorded at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes the purchase price and other costs, such as import duties, taxes and transportation costs. Inventory’s average cost is determined on a first-in, first-out (“FIFO”) basis and trade discounts and rebates are deducted from the purchase price.
The net realizable value represents the estimated selling price for inventories in the ordinary course of business, less all estimated costs of completion and costs necessary to make the sale. The determination of net realizable value requires significant judgment, including consideration of factors such as shrinkage, the aging of and future demand for inventory, expected future selling price the Company expects to realize by selling the inventory and the contractual arrangements with customers. Reserves for excess and obsolete inventory are based upon quantities on hand, projected volumes from demand forecasts and net realizable

Hydrofarm Holdings Group, Inc.
Notes to the consolidated financial statements
December 31, 2018 and 2017
(in thousands for all currencies, except share and per share amounts)

3.   Basis of preparation and significant accounting policies (continued)

value. The estimates are judgmental in nature and are made at a point in time, using available information, expected business plans, and expected market conditions. As a result, the actual amount received on sale could differ from the estimated value of inventory. Periodic reviews are performed on the inventory balance. The impact of changes in inventory reserves is reflected in cost of goods sold.
Property, plant and equipment
Property, plant and equipment is recorded at cost less accumulated depreciation and provisions for impairment, if any. Cost consists of expenditures directly attributable to the acquisition of the asset. The costs of construction of qualifying long-term assets include capitalized interest, as applicable.
Subsequent expenditures for maintenance and repairs are expensed as incurred, while costs related to betterments and improvements that extend the useful lives of property, plant and equipment are capitalized. Depreciation is recognized so as to write off the cost or valuation of assets less their residual values over their useful lives, using the straight-line method. Depreciation is provided for as follows:
Land	Indefinite
Buildings	40 years
Machinery and equipment	5 years
Leasehold improvements	Lesser of useful life or term of the lease
Furniture and fixtures	5 years
Computer equipment	3 years
Motor vehicles	5 years
When components of an asset have a significantly different useful life or residual value than the primary asset, the components are depreciated separately. The estimated useful lives, residual values and depreciation methods are reviewed at the end of each reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.
Intangible assets — Definite lived
Definite-lived intangible assets are amortized using the straight-line method over their estimated useful lives. The estimated useful lives and amortization methods are reviewed at the end of each reporting year, with the effect of any changes in the estimate being accounted for on a prospective basis. Asset groups are established primarily by determining the lowest level of cash flows available.
The following are the estimated useful lives for the major classes of definite life intangible assets:
Trade name	2 years – indefinite
Customer relationships	18 years
Intellectual property and licenses	5 – 15 years and the lesser of useful life and term of license
Computer software	5 years
Favorable leases	5 years
Goodwill
Goodwill represents the excess of the cost of an acquired enterprise over the fair value of the identifiable assets acquired and liabilities assumed less any subsequent write-downs for impairment. Goodwill arising on an acquisition of a business is carried at the amount established at the date of

Hydrofarm Holdings Group, Inc.
Notes to the consolidated financial statements
December 31, 2018 and 2017
(in thousands for all currencies, except share and per share amounts)

3.   Basis of preparation and significant accounting policies (continued)

acquisition of the business less accumulated impairment losses, if any. The Company has determined that its reporting units for the purpose of goodwill impairment testing are the United States and Canada. These reporting units are the same as the Company’s reportable segments.
Goodwill is reviewed annually as of October 1st for impairment or whenever events or changes in circumstances indicate the carrying amount of a reporting unit’s goodwill may be greater than fair value. With respect to this testing, a reporting unit is a component of the Company for which discrete financial information is available and regularly reviewed by management. The Company may first perform a qualitative assessment of potential impairment factors (informally referred to as Step 0) to determine if it is necessary to perform the two-step goodwill impairment test. If it is “more likely than not” that the fair value of the reporting unit is less than its carrying amount including goodwill, then the Company will proceed with the two-step test.
In Step 1 of the two-step process, the Company first determines and then compares the fair value of the reporting unit including goodwill to its carrying amount. The fair value of a reporting unit is determined by using a combination of the income and market approaches. Inputs use assumptions such as forecasted revenue, revenue growth rates, margin estimates, various expenses, capital additions, working capital needs, and a reversion value. If the fair value of the reporting unit exceeds its carrying amount, goodwill is not considered impaired and the Company is not required to perform further testing. If the carrying amount of the reporting unit exceeds its fair value, then Step 2 must be completed in order to determine the amount of goodwill impairment that should be recorded. In Step 2, the “implied fair value” of the reporting unit’s goodwill is determined by allocating the reporting unit’s fair value to all of its assets and liabilities other than goodwill. Historically, the significant part of this process is estimating the fair value of customer relationships which utilizes the discounted value of revenue from existing customers adjusted for estimated attrition. The “implied fair value” of the goodwill that results from the application of Step 2 is then compared to the carrying amount of the goodwill. An impairment charge is recorded for any excess carrying amount of goodwill over the “implied fair value” of goodwill.
Determining the fair value of a reporting unit is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, future economic and market conditions, and determination of appropriate market comparables. The fair value estimates are based on assumptions management believes to be reasonable, but are inherently uncertain.
See Note 11, Impairment of indefinite-lived intangible assets, long-lived assets, long-lived tangible and definite-lived intangible assets, and goodwill for further discussion of goodwill.
Impairment estimates and assumptions
The Company believes that the accounting estimates and assumptions related to goodwill and long-lived asset impairment assessments are “critical accounting estimates” because: (i) they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward-looking assumptions regarding the impact of improvement plans on current operations, new business opportunities, program pricing and cost assumptions on current and future business, the timing of new program launches and future forecasted production volumes; and (ii) any resulting impairment loss could have a material impact on our consolidated results of operations and on the amount of assets reported in the consolidated balance sheets.

Hydrofarm Holdings Group, Inc.
Notes to the consolidated financial statements
December 31, 2018 and 2017
(in thousands for all currencies, except share and per share amounts)

3.   Basis of preparation and significant accounting policies (continued)

De-recognition of intangible assets
An intangible asset is de-recognized on disposal, or when no future economic benefits are expected from use or disposal. Gains or losses arising from de-recognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, are recognized in net income (loss) when the asset is de-recognized.
Other financial liabilities
Financial liabilities (including borrowings and trade and other payables) are accounted for at amortized cost using the effective interest method, except for short-term payables and contingent consideration payable when the effect of discounting is immaterial.
Short-term and other employee benefits
A liability is recognized for benefits accruing to employees in respect of wages and salaries, annual leave and sick leave in the period the related service is rendered at the undiscounted amount of the benefits expected to be paid in exchange for that service.
Liabilities recognized in respect of short-term employee benefits are measured at the undiscounted amount of the benefits expected to be paid in exchange for the related service.
Warrants issued in connection with financings
The Company generally accounts for warrants issued in connection with debt and equity financings as a component of equity, unless the warrants include a conditional obligation to issue a variable number of shares or there is a deemed possibility that the Company may need to settle the warrants in cash. For warrants issued with a conditional obligation to issue a variable number of shares or the deemed possibility of a cash settlement, the Company records the fair value of the warrants as a liability at each balance sheet date and records changes in fair value in other income (expense) in the consolidated statements of operations and comprehensive loss.
Revenue recognition
The Company’s products include lighting devices, climate control equipment, hydroponics and nutrients and additives. Inventory is maintained in regional distribution centers (“DC”). Payment terms are primarily at the point of sale or, if shipped, due within thirty days.
Revenue is recognized under ASC 606, Revenue from Contracts with Customers, as revised and amended, (“Topic 606”) which provides that revenue is recognized as control of promised goods or services are transferred to customers. Revenue is adjusted for estimated refunds related to projected volume rebates based on actual revenue to date and internal and customer provided sales projections. When applicable, a liability is recorded at each period end where there is an obligation to transfer goods or services for which the Company has received consideration or has a right to consideration. Excluded from revenue are any taxes assessed by governmental authorities, including value-added and other sales-related taxes, that are imposed on and concurrent with revenue-generating activities. Generally, transfer of control occurs upon conveyance of the products to the carrier for delivery.
The nature, amount, timing and uncertainty of the Company’s revenue and cash flows are affected by the same economic factors. Contract related assets are presented as accounts receivable adjusted for the allowance for discounts and volume rebates; there are no liabilities associated with contracts with customers. A portion of revenue is subject to volume rebates which are estimated and not subject to constraints which would limit the amount of revenue that could be recognized.

Hydrofarm Holdings Group, Inc.
Notes to the consolidated financial statements
December 31, 2018 and 2017
(in thousands for all currencies, except share and per share amounts)

3.   Basis of preparation and significant accounting policies (continued)

The Company has elected to account for shipping and handling as fulfillment activities, and not a separate performance obligation. Shipping costs are recorded as a cost of goods sold.
The transaction price of the contract includes variable consideration related to volume rebates and future sales returns. As it is not probable that a significant reversal of revenue recognized will occur, revenue includes variable consideration based on the amount to which the Company expect to be entitled, the contract price net of estimated future sales returns and customer rebates including volume rebates. Estimates of future returns and rebates are based on historical return trends together with current product sales performance and expectations.
Estimates for allowances to customers, such as returns on sales of defective products and customer rebates, are applied as a reduction against revenue in the period in which the related sales are recorded. Estimates of warranty expenditure are also recognized at the time of sale of goods. Estimates are made based on contractual terms and conditions and historical data.
Topic 606 requires that revenue recognized from contracts with customers be disaggregated into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. The Company has determined that the information regularly reviewed by the chief operating decision maker (“CODM”) for evaluating the financial performance of operating segments meets the objective of the Topic 606 disaggregation disclosure requirement. Refer to Note 19, Segment Reporting for additional information.
See Note 4, Recent accounting pronouncements for further information on the adoption of Topic 606.
Expenses and warranty costs
Cost of goods sold consists primarily of product, labor and freight-in expenses. Marketing expense consists primarily of trade shows, and other direct expenses. General and administrative expense consists primarily of occupancy, supplies, professional fees, bad debts and other costs.
An estimate of exposure for warranty claims is accrued based on both current and historical product sales data and warranty costs incurred. Product warranties, where applicable, range from one year to five years. The Company assesses the adequacy of its recorded warranty liability periodically and adjusts the amount as necessary. Warranty expense was $427 and $420 for the year ended December 31, 2018 and the period from inception (March 21, 2017) to December 31, 2017, and is included in general and administrative expenses on the consolidated statements of operations and comprehensive loss.
Income taxes
The asset and liability method of accounting for income taxes is followed whereby deferred income tax assets are recognized for deductible temporary differences and operating loss carry-forwards, and deferred income tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the amounts of assets and liabilities recorded for income tax and financial reporting purposes.
Deferred income tax assets are recognized only to the extent that management determines that it is more likely than not that the deferred income tax assets will be realized. Deferred income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The income tax expense or benefit is the income tax payable or recoverable for the year plus or minus the change in deferred income tax assets and liabilities during the year.
The Company is subject to ongoing tax exposures, examinations and assessments in various jurisdictions. Accordingly, the Company may incur additional income tax expense based upon the outcomes of such matters. The Company’s major filing jurisdictions are the United States and Canada. The Company

Hydrofarm Holdings Group, Inc.
Notes to the consolidated financial statements
December 31, 2018 and 2017
(in thousands for all currencies, except share and per share amounts)

3.   Basis of preparation and significant accounting policies (continued)

is no longer subject to US Federal examination for tax years ending before 2014, to state examinations before 2014, or to foreign examinations before 2013. In addition, when applicable, income tax expense is adjusted to reflect the Company’s ongoing assessments of such matters, which requires judgment and can materially increase or decrease its effective rate as well as impact operating results. The evaluation of tax positions taken or expected to be taken in a tax return is a two-step process, whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position, and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the related tax authority.
Leases
Leases are reviewed for capital or operating classification at their inception. Leases are classified as capital leases whenever the terms of the lease transfer substantially all the benefits and risks incidental to ownership to the lessee. All other leases are classified as operating leases.
Capital leases are recognized at the commencement of the lease at the fair value of the leased property as of the inception date or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between interest charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Interest charges are recognized in other expense (income) in the consolidated statements of operation and comprehensive loss. The corresponding leased asset is amortized over the useful life of the asset; amortization is included in depreciation expense in the statement of operations and comprehensive loss. However, if there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is depreciated over the shorter of the estimated useful life of the asset and the lease term.
Operating lease payments are recognized as selling, general and administrative expenses in the consolidated statement of operations and comprehensive loss on a straight-line basis over the lease term and include renewal terms when it is reasonably certain that the option will be exercised. In the event that lease incentives are received to enter into operating leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.
Sale and leaseback
A sale and leaseback transaction involves the sale of an asset and the leasing back of the same asset. Any gain or loss in a sale and leaseback transaction is generally deferred, but may be recognized immediately depending on the nature of the sale and lease agreement.
Contingencies
Payments that are contingent on the outcome of uncertain future events are estimated. In establishing the estimates, historical experience is considered with similar contingencies and the progress of each contingency, as well as the recommendations of internal and external advisors and legal counsel. All contingencies are re-evaluated as additional information becomes available; however, given the inherent uncertainties, the ultimate amount paid could differ from the estimates.
Earnings per share
Basic earnings per share (“EPS”) is computed as net earnings (loss) attributable to controlling interests divided by the weighted average number of shares outstanding for the period. Diluted earnings per share is

Hydrofarm Holdings Group, Inc.
Notes to the consolidated financial statements
December 31, 2018 and 2017
(in thousands for all currencies, except share and per share amounts)

3.   Basis of preparation and significant accounting policies (continued)

computed as net earnings (loss) attributable to controlling interests divided by the weighted average number of shares outstanding plus all dilutive shares for the period computed using the treasury stock method. When relevant, share equivalents with exercise prices less than or equal to the average market price of common stock for the period are included to the extent their inclusion would be dilutive.
ASC 260-10-55-12 states that nominal issuances of common stock are deemed to be in substance recapitalizations and should be reflected in EPS computations in a manner similar to a stock split or stock dividend for which retroactive treatment is required. In August 2018, the holders of a non-controlling interest in a subsidiary which was previously presented as NCI exchanged their interest for 5,370,648 shares of common stock in the Company (see Note 1, Description of Business, Recapitalization and reverse merger in 2018). This exchange is deemed to be a nominal issuance of common stock; accordingly, the exchange is deemed to have occurred as of inception (March 21, 2017) for the purposes of calculation of EPS.
In accordance with ASC 805-40-45, the equity structure in the consolidated financial statements following a reverse merger reflects the equity structure of the legal acquirer (the accounting acquiree), including the equity interests issued by the legal acquirer to effect merger. In calculating the weighted-average number of common shares outstanding (the denominator of the EPS calculation) during the period in which the reverse merger occurs:
•
The number of common shares outstanding from the beginning of that period to the acquisition date shall be computed on the basis of the weighted-average number of common shares of the legal acquiree (accounting acquirer) outstanding during the period multiplied by the exchange ratio established in the merger agreement.

•
The number of common shares outstanding from the acquisition date to the end of that period shall be the actual number of common shares of the legal acquirer (the accounting acquiree) outstanding during that period.

Basic EPS for each comparative period before the acquisition date presented in the consolidated financial statements following a reverse merger shall be calculated by dividing (a) the income of the legal acquiree attributable to common shareholders in each of those period by (b) the legal acquiree’s historical weighted average number of common shares outstanding multiplied by the exchange ratio established in the acquisition agreement.
The following table presents a reconciliation of the net loss used in the basic earnings per share calculation for the year ended December 31, 2018 and the period from inception (March 21, 2017) to December 31, 2017:
	Year ended December 31, 2018	Period from inception (March 21, 2017) to December 31, 2017
Net loss	$(35,301)	$(70,910)
Weighted-average shares outstanding as retroactively restated	51,883,059	43,031,327
Basic and diluted net loss per share	$(0.68)	$(1.65)
No share equivalents or other potentially dilutive securities were outstanding through December 31, 2017. As of December 31, 2018, warrants exercisable into 13,100,069 shares of common stock at an exercise price of  $2.50 or $5.00 per share were outstanding. However, their inclusion in diluted EPS would be anti-dilutive so their impact has not be included in the computation.

Hydrofarm Holdings Group, Inc.
Notes to the consolidated financial statements
December 31, 2018 and 2017
(in thousands for all currencies, except share and per share amounts)

4.   Recently issued accounting pronouncements
Effective in 2018
In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2014-09, “Revenue from Contracts with Customers” (Topic 606) with additional accounting standard updates issued subsequently, which supersedes the revenue recognition requirements in ASC Topic 605, “Revenue Recognition,” and most industry-specific guidance. Topic 606 is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Topic 606 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. The Company adopted Topic 606 on January 1, 2018 using the full retrospective method, which did not have a material impact on its consolidated financial statements. See Note 3, Basis of Presentation and significant accounting policies for further information regarding the Company’s revenue recognition policies.
In November 2015, the FASB issued ASU 2015-17, Income Taxes (Topic 740), Balance Sheet Classification of Deferred Taxes. Deferred tax assets and deferred tax liabilities have historically been separated between current and non-current; however, this amendment, in connection with the FASB’s Simplification Initiative, requires these items now be classified as non-current in the balance sheet. The Company adopted this standard as of January 1, 2018 and applied the guidance retrospectively. The impact of adopting the guidance was not material to the consolidated financial statements. See Note 15, Income Taxes for details of the net non-current deferred tax liability as December 31, 2017.
In January 2017, the FASB issued ASU 2017-01, Clarifying the Definition of a Business (“ASU 2017-01”), which changes the framework for determining whether a set of assets and activities constitutes a business, and applies to transactions that have not yet been reported in financial statements that have been issued or made available for issuance on or after the adoption date. ASU 2017-01 is effective for fiscal years beginning after December 15, 2017, with early adoption permitted. The Company adopted this guidance on January 1, 2018 and did not have a material impact on its financial statements.
In January 2018, the FASB issued ASU 2017-09, Stock Compensation — Scope of Modification Accounting (“ASU 2017-09”), which clarifies the scope of modification accounting for share-based payment arrangements. The new guidance clarifies that modification accounting is not applied if the fair value, vesting conditions, and classification of the awards are the same immediately before and after the modification. ASU 2018-07 is effective for fiscal years beginning after December 15, 2017. The Company elected to adopt this guidance prospectively to awards modified on or after the adoption date and it did not have a material impact on its consolidated financial statements.
Effective in 2019
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), with additional accounting standard updates issued subsequently. Topic 842 will require organizations that lease assets to recognize on the consolidated balance sheets the assets and liabilities for the rights and obligations created by those leases. The new guidance will also require additional disclosures about the amount, timing and uncertainty of cash flows arising from leases. The provisions of this update are effective for annual and interim periods beginning after December 15, 2018. The Company continues to evaluate the impact of Topic 842, including identification of the population of leases affected, including those that are currently accounted for as operating leases under the previous guidance that may be required to be recorded on the balance sheet as right-of-use assets with corresponding lease liabilities, analyzing for embedded lease arrangements and evaluating models to assist in future reporting.

Hydrofarm Holdings Group, Inc.
Notes to the consolidated financial statements
December 31, 2018 and 2017
(in thousands for all currencies, except share and per share amounts)

4.   Recently issued accounting pronouncements (continued)

In July 2017, the FASB issued ASU 2017-11, Earnings Per Share (“ASU 2017-11”), which changed the recognition and measurement of convertible instruments that contain down-round features. ASU 2017-11 will affect the evaluation of whether convertible instruments contain cash conversion features or contingent beneficial conversion features that must be accounted for separately under ASC 470-20. ASU 2017-11 is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the effect the new guidance will have on its consolidated financial statements.
In February 2018, the FASB issued ASU No. 2018-02, Income Statement — Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income, which provided amended guidance to allow a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. Additionally, under Topic 220, an entity will be required to provide certain disclosures regarding stranded tax effects. The guidance is effective for fiscal years beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the effect the new guidance will have on its consolidated financial statements.
Effective in 2020
In June 2016 the FASB issued Topic ASU No. 2016-13 “Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments (Topic 326)”, with additional accounting standard updates issued subsequently. Topic 326 changes the impairment model for most financial assets. The new model uses a forward-looking expected loss method, which will generally result in earlier recognition of allowances for losses. Topic 326 is effective for annual and interim periods beginning after December 15, 2019 and early adoption is permitted for annual and interim periods beginning after December 15, 2018. The Company is currently evaluating the impact the adoption of Topic 326 will have on its consolidated financial statements.
In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework  — Changes to the Disclosure Requirements for Fair Value Measurement, which eliminates certain disclosure requirements for fair value measurements for all entities, requires public entities to disclose certain new information and modifies some disclosure requirements. Topic 820 is effective for fiscal years beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the effect the new guidance will have on its consolidated financial statements.
Effective in 2021
In January 2017, the FASB issued ASU 2017-04, Intangibles  — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment (“ASU 2017-04”). The standard provides for the elimination of Step 2 from the goodwill impairment test. If impairment charges are recognized, the amount recorded will be the amount by which the carrying amount exceeds the reporting unit’s fair value with certain limitations. The ASU is effective for public companies for annual periods, and interim periods within those annual periods, beginning after December 15, 2020, and early adoption is permitted. The Company is currently evaluating the impact of the adoption of ASU 2017-04 will have on its consolidated financial statements.
5.   Business combinations (other than the Formation Transaction)
During the period ended December 31, 2017, the Company, other than the Formation Transaction, completed two acquisitions which were accounted for as business combinations using the acquisition method of accounting. Under this method, the consideration transferred is measured at fair value, which is calculated as the sum of the acquisition date, cash and fair value of any obligations incurred or assumed in exchange for control of the acquiree.

Hydrofarm Holdings Group, Inc.
Notes to the consolidated financial statements
December 31, 2018 and 2017
(in thousands for all currencies, except share and per share amounts)

5.   Business combinations (other than the Formation Transaction) (continued)

On November 8, 2017, the Company acquired certain assets related to the distribution business of Greenstar Plant Products, Ltd, (“Greenstar”) a privately-held entity headquartered in Canada. Greenstar is a manufacturer and distributor of lawn and garden supplies which will complement the Company’s existing products, distribution channel, and international presence. Pursuant to the terms set forth in the agreement, the assets were acquired by a newly formed entity, GS Distribution, Inc. (“GSD”), headquartered in Canada. Pursuant to the terms set forth in the agreement, the Company acquired control of GSD through the acquisition of certain assets for total purchase consideration of  $9,338 inclusive of an escrow for possible adjustments.
The total consideration for Greenstar included contingent consideration related to an earn-out for a total of  $1,538, payable in cash in equal parts based on performance in each of fiscal 2018 and 2019. The earn-out period ends in December 2019. As of December 31, 2017, the Company recorded the full earn-out amount at its fair value of  $1,538 (Canadian Dollar $2,000) included in accrued expenses and other current liabilities. In 2018, it was determined that the performance threshold for payment of the first installment of contingent consideration related to the Greenstar acquisition was not met and $769 (Canadian Dollar $1,000) from the earn-out accrual was released to Other expense, net on the consolidated statements of operations and comprehensive loss in 2018. During the year ended December 31, 2018, the Company assessed the fair value of the remaining payment due in 2019 and concluded that the performance thresholds for 2019 could be met and, thus, carried forward the earn-out accrual for the remaining balance of  $733 (Canadian Dollar $1,000). GSD is included in the Canadian reporting unit and operating segment effective November 8, 2017.
On November 29, 2017, the Company acquired Eddi’s Wholesale Garden Supplies Ltd. (“Eddi’s”), a privately-held entity headquartered in Canada. Eddi’s is a distributor of hydroponics and lawn and garden supplies which will complement the Company’s existing products, distribution channel, and international presence. Pursuant to the terms set forth in the agreement, the Company acquired control of Eddi’s through the acquisition of all of the shares of the entity, for total purchase consideration of  $14,909, less an escrow for possible adjustments. Eddi’s is included in the Canadian reporting unit and operating segment effective November 29, 2017.
Assets acquired and liabilities recognized at the date of the acquisitions are as shown in table below.
	Fair value as of
	November 8, 2017	November 29, 2017
Assets acquired:
Cash	$—	$10
Trade and other receivables	2,581	4,293
Inventories	6,380	4,492
Property, plant and equipment	482	662
Other assets	464	275
Intangible assets	711	7,010
Total assets acquired	10,618	16,742
Liabilities assumed:
Trade payables and accrued expenses	(1,311)	(2,882)
Deferred tax liabilities	—	(2,240)
Total liabilities assumed	(1,311)	(5,122)
Fair value of identified net assets acquired	$9,307	$11,620

Hydrofarm Holdings Group, Inc.
Notes to the consolidated financial statements
December 31, 2018 and 2017
(in thousands for all currencies, except share and per share amounts)

5.   Business combinations (other than the Formation Transaction) (continued)

Goodwill arising from the acquisitions:
	Fair value as of
	November 8, 2017	November 29, 2017
Consideration transferred, including deferred payments	$9,338	$14,909
Fair value of identifiable net assets acquired	9,307	11,620
Goodwill arising from each acquisition	$31	$3,289
Goodwill arose from the acquisitions because the cost of the combination included a control premium. In addition, the consideration paid for the combination effectively included amounts in relation to the benefit of expected synergies, revenue growth, future market development and the assembled workforce. These benefits are not recognized separately from goodwill as they do not meet the recognition criteria for identifiable intangible assets.
Net cash outflow on acquisitions:
	Fair value as of
	November 8, 2017	November 29, 2017
Consideration paid in cash	$7,800	$14,909
Less: cash balance acquired	—	(10)
Net cash outflow	$7,800	$14,899
Included in the Company’s financial results were $3,997 in revenue and $763 in net loss before tax attributable to the acquisitions from the date of acquisition to December 31, 2017.
On a pro-forma basis (unaudited), had these acquisitions been completed on March 21, 2017, the Company’s total revenue and net loss for the period would have amounted to $182,921 and $73,004, respectively. Management considers these ‘pro-forma’ estimates to represent an approximate measure of the performance of the combined company on an annualized basis. The Company did not incur significant transaction-related costs.
6.   Accounts receivable, net
Accounts receivable, net comprised the following as of December 31, 2018 and 2017:
	December 31,
	2018	2017
Accounts receivable	$16,707	$24,236
Allowance for doubtful accounts and other reserves	(1,227)	(2,955)
Other receivables	617	2,270
Total accounts receivable, net	$16,097	$23,551
In determining the recoverability of a trade receivable, the Company considers any change in the credit quality of the trade receivable from the date credit was initially granted up to the end of the reporting period. Such past due amounts have not been significant. All accounts receivable values are pledged as collateral for certain financial liabilities.

Hydrofarm Holdings Group, Inc.
Notes to the consolidated financial statements
December 31, 2018 and 2017
(in thousands for all currencies, except share and per share amounts)

7.   Inventories
At December 31, 2018 and 2017, inventories were comprised of finished goods of  $56,982 and $82,010, respectively, and the allowance for inventory obsolescence of  $3,219 and $4,618, respectively. For the year ended December 31, 2018 and the period from inception (March 21, 2017) to December 31, 2017, provisions for inventory obsolescence were $724 and $1,440, respectively. All inventory is pledged as collateral for certain financial liabilities.
The aggregate incremental fair value adjustments to inventory totaling $12,329 were initially recognized as a purchase price adjustment and then amortized into cost of goods sold for the year ended December 31, 2018 and the period from inception (March 21, 2017) to December 31, 2017 based on the inventory turnover. Amortization of the aggregate incremental fair value adjustments to inventory was $798 and $11,531 for the year ended December 31, 2018 and period from inception (March 21, 2017) to December 31, 2017, respectively.
In early and mid-2017, in anticipation of growth, the Company increased its inventory levels to support the projected level of sales. As discussed in Note 11, Impairment of indefinite-lived intangible assets, long-lived assets, long-lived tangible and definite-lived intangible assets, and goodwill, the US market for the garden and hydroponics industry did not achieve those anticipated growth levels. As a result, management initiated a program to reduce inventory, particularly lighting products. The impact on inventory realizable values as of December 31, 2017 resulted in increases in the allowance of inventory obsolescence as of that date to address the increased inventory levels impact of potential sales price reduction.
8.   Prepaid expenses and other current assets
Prepaid expenses and other current assets comprised the following as of December 31, 2018 and 2017:
	December 31,
	2018	2017
Note receivable from third party	$2,000	$—
Prepaid expenses	726	988
Deferred tax assets	429	—
Deposits	248	179
Total prepaid expenses and other current assets	$3,403	$1,167
The Company advanced funds on a note receivable of  $2,000 to a third party in December 2018. The note receivable bears interest at 8% per annum and matures on the earlier of a) 90 days after abandonment of a potential merger, b) acceleration due to default conditions or c) December 2023. The fair value of the note receivable approximates its carrying value.

Hydrofarm Holdings Group, Inc.
Notes to the consolidated financial statements
December 31, 2018 and 2017
(in thousands for all currencies, except share and per share amounts)

9.   Property, plant and equipment
Property, plant and equipment comprised the following for the year ended December 31, 2018 and for the period from inception (March 21, 2017) to December 31, 2017:
	Buildings	Land	Machinery and equipment	Leasehold improvements	Furniture and fixtures	Computer equipment	Motor vehicles	Total
Cost
Balance, March 21, 2017	$—	$—	$—	$—	$—	$—	$—	$—
Formation Transaction	7,422	1,771	1,428	1,235	686	404	274	13,220
Additions through business combinations	321	—	312	263	12	88	148	1,144
Additions	—	—	314	638	17	326	40	1,335
Disposals	(7,475)	(1,571)	—	—	—	—	—	(9,046)
Foreign currency translation	27	11	13	6	17	7	11	92
Balance, December 31, 2017	295	211	2,067	2,142	732	825	473	6,745
Additions	—	—	544	776	171	142	—	1,633
Disposals	—	—	(119)	(650)	(31)	(10)	(155)	(965)
Foreign currency translation	(56)	(8)	(92)	(68)	(43)	(31)	(53)	(351)
Balance, December 31, 2018	$239	$203	$2,400	$2,200	$829	$926	$265	$7,062
Accumulated Depreciation
Balance, March 21, 2017	$—	$—	$—	$—	$—	$—	$—	$—
Depreciation	185	—	327	116	124	153	127	1,032
Disposals	(181)	—	—	—	—	—	—	(181)
Foreign currency translation	9	—	9	—	7	3	—	28
Balance, December 31, 2017	13	—	336	116	131	156	127	879
Depreciation	32	—	539	443	183	53	51	1,301
Disposals	—	—	(97)	(196)	(7)	(5)	(141)	(446)
Foreign currency translation	(20)	—	(53)	(8)	(17)	(16)	(4)	(118)
Balance, December 31, 2018	$25	$—	$725	$355	$290	$188	$33	$1,616
Cost, net December 31, 2017	$282	$211	$1,731	$2,026	$601	$669	$346	$5,866
Cost, net December 31, 2018	$214	$203	$1,675	$1,845	$539	$738	$232	$5,446
The Company performed its periodic impairment test for each asset group and determined that estimated future undiscounted cash flows exceeded the carrying value of property, plant, and equipment; accordingly, there was no impairment of these assets for the year ended December 31, 2018 and for the period from inception (March 21, 2017) to December 31, 2017 (also see Note 11, Impairment of indefinite-lived intangible assets, long-lived assets, long-lived tangible and definite-lived intangible assets, and goodwill).

Hydrofarm Holdings Group, Inc.
Notes to the consolidated financial statements
December 31, 2018 and 2017
(in thousands for all currencies, except share and per share amounts)

10.   Intangible assets and goodwill
Intangible assets and goodwill comprised the following for the year ended December 31, 2018 and for the period from inception (March 21, 2017) to December 31, 2017:
	Goodwill	Computer software	Customer relationship	Intellectual property	Trade name	Favorable lease	Total
Cost
Balance, March 21, 2017	$—	$—	$—	$—	$—	$—	$—
Formation Transaction	32,732	6,204	59,376	—	15,535	—	113,847
Acquisitions through business combinations	3,320	228	5,751	597	554	628	11,078
Additions	—	907	150	4	14	16	1,091
Foreign currency translation	2	—	—	1	—	—	3
Impairment charges	(32,732)	—	—	—	(12,693)	—	(45,425)
Balance, December 31, 2017	3,322	7,339	65,277	602	3,410	644	80,594
Additions	—	322	—	—	50	—	372
Foreign currency translation	(78)	(29)	(465)	(44)	(44)	(51)	(711)
Impairment charges	(3,244)	—	—	—	—	—	(3,244)
Balance, December 31, 2018	$—	$7,632	$64,812	$558	$3,416	$593	$77,011
Accumulated amortization
Balance, March 21, 2017	$—	$—	$—	$—	$—	$—	$—
Amortization	—	741	1,928	34	23	11	2,737
Foreign currency translation	—	55	—	—	—	—	55
Balance, December 31, 2017	—	796	1,928	34	23	11	2,792
Amortization	—	1,786	3,705	156	137	85	5,869
Foreign currency translation	—	(11)	7	(19)	1	3	(19)
Balance, December 31, 2018	—	2,571	5,640	171	161	99	8,642
Intangible assets, net December 31, 2017	$3,322	$6,543	$63,349	$568	$3,387	$633	$77,802
Intangible assets, net December 31, 2018	$—	$5,061	$59,172	$387	$3,255	$494	$68,369
For intangible assets subject to amortization, the weighted average amortization period as of December 31, 2018 for computer software, customer relationships, intellectual property, trade name and favorable lease were 5.0 years, 18.2 years, 3.0 years, 2.9 years and 5.0 years, respectively. The weighted average amortization period for all intangible assets subject to amortization is 16.5 years. Approximately $2,892 of trade name have been excluded from the amortization period calculation because the assets have been assigned an indefinite life.
Estimated aggregate amortization expense for each of the five succeeding years ending December 31, 2023 and thereafter is $5,568, $5,215, $5,215, $3,571, $3,571 and $39,819, respectively.
Impairment considerations are discussed in Note 11, Impairment of indefinite-lived intangible assets, long-lived assets, long-lived tangible and definite-lived intangible assets, and goodwill.

Hydrofarm Holdings Group, Inc.
Notes to the consolidated financial statements
December 31, 2018 and 2017
(in thousands for all currencies, except share and per share amounts)

11.   Impairment of indefinite-lived intangible assets, long-lived tangible and definite-lived intangible assets, and goodwill
The Company’s annual impairment test is performed at the asset group level for its indefinite-lived intangible assets, long-lived tangible and definite-lived intangible assets and goodwill. The tests are completed annually as of the fourth quarter, and whenever facts and circumstances require more frequent analysis, using the most recent data available at the time of the assessment. The first part of the impairment tests are an assessment for any indicators of impairment (informally referred to as Step 0”).
Impairment tests as of and for the year then ended December 31, 2018
For its annual impairment test during the year ended December 31, 2018, the Company elected to forego the qualitative assessment of impairment indicators for its indefinite-lived intangible assets and long-lived tangible and finite-lived intangible assets for both reporting units, and proceeded to the quantitative tests for impairment as of October 1, 2018, and subsequently updated to December 31, 2018. The following asset groups, which represent the lowest level for which identifiable cash flows can be associated with assets and related liabilities, were tested in the following order: 1) indefinite-lived intangible assets, 2) long-lived tangible and definite-lived intangible assets and 3) goodwill.
Indefinite-lived Intangible Assets
The Company has one type of indefinite-lived intangible asset, trade names, in the US reporting unit. If the fair value of the trade names is lower than the carrying amount, an impairment charge is recognized in an amount equal to the difference. To estimate the fair value of trade names, the Company used the relief-from-royalty method. This method values the trade names by estimating the amount of royalty income that could be generated if the trade names were licensed in arm’s length transactions to third parties. Comparable licensing agreements with similar risk and return characteristics were identified and used to determine a royalty rate. The Company then multiplied the derived royalty rate of 0.34% by the current estimate of future net revenue expected to be generated from the trade name over five years plus a terminal value, adjusted for income taxes, discounted using a risk adjusted after-tax rate for this asset class, to determine the fair value associated with trade names. The Company determined that the fair value of trade names exceeded the carrying value, and required no further analysis for the year ended December 31, 2018.
Long-Lived Tangible and Definite-Lived Intangible Assets
The Company performed Step 1 for the US and Canada asset groups comprised of property, plant and equipment, customer relationships and computer software which represents the lowest level for which identifiable cash flows can be associated. Undiscounted cash flows over the estimated useful life were primarily based on management’s assumptions and estimates related to revenue, compound annual growth rates (“CAGR”) and direct operating expenses. Using internal financial forecast models that include historical information and projected growth rates based on various factors such as consumer health trends, potential medical benefits, regulatory challenges, and overall market developments, the Company determined that the sum of the future undiscounted cash flows exceeded the carrying values of the asset groups. Accordingly, there was no impairment recognized for any tangible and definite-lived assets for the year ended December 31, 2018.
Goodwill
As of December 31, 2018, the Company performed Step 1 of the goodwill impairment test to determine if the fair value of the Canadian reporting unit was greater than the carrying amount. The fair value of invested capital for the Canadian reporting unit, was determined using the income approach and included a comparison to the value using a market approach for reasonableness. Internal forecasts were

Hydrofarm Holdings Group, Inc.
Notes to the consolidated financial statements
December 31, 2018 and 2017
(in thousands for all currencies, except share and per share amounts)

11.   Impairment of indefinite-lived intangible assets, long-lived tangible and definite-lived intangible assets, and goodwill (continued)

used to estimate future cash flows, which included assumptions for forecasted revenue growth rates, margin estimates, various expenses, capital additions and working capital needs, which were consistent with internal projections and operating plans. A terminal value was included in the forecast based on capitalization multiple. The cash flows were discounted using a weighted average cost of capital (“WACC”) of 19.3%. The capitalization multiple and WACC were based in part on rates derived from an analysis of guideline companies, and generally considered commensurate with the risks and uncertainty inherent in the respective businesses and internally-developed forecasts. A sensitivity analysis was applied to the WACC using a range from 13.0% to 19.3% and growth rates and the actual value was considered reasonable. As a result of the completion of Step 1, it was determined that the carrying amount exceeded the fair value of invested capital. Accordingly, the Company proceeded to Step 2 to measure impairment charges, if any, as of December 31, 2018.
In Step 2, the fair value of the reporting unit’s “implied goodwill,” if any, was determined by allocating the reporting unit’s fair value derived in Step 1 to all of the reporting unit’s assets and liabilities other than goodwill and comparing the result to the carrying amount of goodwill. After determining the fair value of the Canadian reporting unit, and considering the values of other assets contained therein, it was concluded that there would be no value remaining in the implied fair value of goodwill. Accordingly, goodwill allocated to the Canadian asset group was deemed to be fully impaired, and the Company recognized an impairment charge of  $3,244, which is included in operating expenses in the consolidated statements of operations and comprehensive loss for the year ended December 31, 2018.
Impairment tests as of and for the period from inception (March 21, 2017) to December 31, 2017
In the fourth calendar quarter of 2017, the Company identified indicators of impairment for its US reporting segment, primarily due to the failure of the US market for the hydroponics industry to reach levels in the fall of 2017 previously anticipated. Specifically, the expected growth impact of legalized adult-use cannabis requiring cultivators to invest in certain hydroponic and lighting equipment and nutrients supplied in the US did not materialize because of delays around licensing, regulation and tax procedures primarily in California. No indicators of impairment were identified for its Canadian reporting units.
As a result of impairment indicators identified in the US reporting unit, the Company performed quantitative impairment assessments as of December 31, 2017 using the same methodologies and inputs (updated as necessary) used for the impairment tests conducted for the year ended December 31, 2018.
Indefinite-lived Intangible Assets
To estimate the fair value of trade names, the Company used the relief-from-royalty method. Comparable licensing agreements with similar risk and return characteristics were identified and used to determine a royalty rate. The Company then multiplied the derived royalty rate of 0.34% by the current estimate of future net revenue expected to be generated from the trade name over five years plus a terminal value, adjusted for income taxes, discounted using a risk adjusted after-tax rate for this asset class, to determine the fair value associated with trade names. During the period from inception (March 21, 2017) to December 31, 2017, the estimated fair value of  $2,842 was lower than the carrying amount of  $15,535, resulting in an impairment charge of  $12,693 included in impairment charges in the consolidated statement of operations and comprehensive loss.

Hydrofarm Holdings Group, Inc.
Notes to the consolidated financial statements
December 31, 2018 and 2017
(in thousands for all currencies, except share and per share amounts)

11.   Impairment of indefinite-lived intangible assets, long-lived tangible and definite-lived intangible assets, and goodwill (continued)

Long-Lived Tangible and Definite-Lived Intangible Assets
For long-lived tangible and definite-lived intangible assets, Step 1 of the impairment tests for property, plant and equipment, customer relationships and computer software indicated that the carrying values of property, plant and equipment, customer relationships and computer software were recoverable from future operations of the asset groups and no further analysis was required.
Goodwill
As of December 31, 2017, as a result of the presence of impairment indicators, the Company performed Step 1 of the impairment test to determine if the fair value of the US reporting unit was greater than the carrying amount. The fair value of invested capital for the US reporting unit, was determined using the income approach. Internal forecasts were used to estimate future cash flows, which included assumptions for forecasted revenue growth rates, margin estimates, various expenses, capital additions and working capital needs, which were consistent with internal projections and operating plans. A terminal value was included in the forecast based on capitalization multiple. The cash flows were discounted using a weighted average cost of capital (“WACC”) of 16.7%. The capitalization multiple and WACC were based in part on rates derived from an analysis of guideline companies, and generally considered commensurate with the risks and uncertainty inherent in the respective businesses and internally-developed forecasts. A sensitivity analysis was applied to the WACC using a range from 15.7% to 17.7% and growth rates and the actual value was considered reasonable. As a result of the completion of Step 1, it was determined that the fair value of invested capital exceeded the carrying amount. Accordingly, the Company proceeded to Step 2 to measure impairment charges, if any, as of December 31, 2017.
In Step 2, the fair value of the reporting unit’s “implied goodwill,” if any, was determined by allocating the reporting unit’s fair value derived in Step 1 to all of the reporting unit’s assets and liabilities other than goodwill and comparing the result to the carrying amount of goodwill. For the Company, a significant part of this process was estimating the fair value of customer relationships which utilized the discounted value of future revenue from existing customers adjusted for attrition. After allocated the reporting unit’s derived value to the fair value of all assets including customer lists and liabilities, the amount available for allocation to “implied goodwill” was nil. Accordingly, goodwill allocated to the US reporting unit was deemed to be fully impaired, and the Company recognized an impairment charge of  $32,732 during the period from inception (March 21, 2017) to December 31, 2017 included in impairment charges in the consolidated statements of operations and comprehensive loss.
12.   Accrued expenses and other current liabilities
Accrued expenses and other current liabilities comprised the following as of December 31, 2018 and 2017:
	December 31,
	2018	2017
Payroll accrual	$1,407	$1,894
Contingent consideration payable	733	1,538
Other accrued liabilities	5,091	6,482
Total accrued expenses and other current liabilities	$7,231	$9,914

Hydrofarm Holdings Group, Inc.
Notes to the consolidated financial statements
December 31, 2018 and 2017
(in thousands for all currencies, except share and per share amounts)

13.   Debt
Debt is comprised of the following as of December 31, 2018 and 2017:
	December 31, 2018			December 31, 2017
	Outstanding Principal	Unamortized Discount and Deferred Financing Costs	Net Carrying Amount	Outstanding Principal	Unamortized Discount and Deferred Financing Costs	Net Carrying Amount
Term loan	$80,390	$(1,173)	$79,217	$74,062	$(1,666)	$72,396
Credit facility	20,742	(470)	20,272	47,624	(620)	47,004
Other debt	1,031	—	1,031	258	—	258
Total	$102,163	$(1,643)	$100,520	$121,944	$(2,286)	$119,658
Debt – current portion	$20,420	$(324)	$20,096	$121,944	$(2,286)	$119,658
Debt – long-term portion	81,743	(1,319)	80,424	—	—	—
Total	$102,163	$(1,643)	$100,520	$121,944	$(2,286)	$119,658
Term note with Brightwood
2017
In connection with the Formation Transaction, a term note (the “Term Note”) with Brightwood Loan Services, LLC (“Brightwood”) for $75,000 was obtained by Hydrofarm Holdings LLC and certain other Hydrofarm Holdings LLC subsidiaries (the “Term Note Obligors”). The Term Note matures on May 12, 2022 and initially provided for interest at LIBOR plus a margin of 700 basis points on LIBOR based loans, and included an additional 200 basis points for any period during which the loan was in default. Principal payments at an annual basis of 2.5% of the original loan amount, initially $469, were to be made quarterly, commencing September 30, 2017. Debt issuance costs totaled $1,667 and are being amortized over five years using the effective interest method.
The Term Note is secured by substantially all non-working capital assets and a second lien on working capital assets, and requires various restrictive covenants and financial ratios, including a maximum total net leverage ratio, as defined. The Term Note was amended on November 8, 2017 primarily to accommodate the acquisitions of businesses in Canada as discussed in Note 5. Business Combinations (other than the Formation Transaction). Additionally, the agreement requires that the Term Note Obligors be in compliance with the financial and qualitative covenants of all other debt agreements.
The financial covenant for the maximum total net leverage ratio was in default as of September 30, 2017 and December 31, 2017. Because of the remedies for default available to Brightwood at its option, the Term Note was classified as a current liability as of December 31, 2017 in the consolidated balance sheets.
During the period from inception (March 21, 2017) to December 31, 2017, principal payments made totaled $938 and interest expense recognized totaled $4,275. The effective interest rate on the Term Note was 8.18% on December 31, 2017 and the amortization expense of debt issuance costs was $248 for the period from inception (March 21, 2017) to December 31, 2017.
2018
To address failure to meet covenants as of March and June 2018, the Term Note Obligors and Brightwood entered into a forbearance agreement (the “Brightwood Forbearance Agreement”) in May 2018, which was subsequently amended in July 2018. The Brightwood Forbearance Agreement temporarily deferred principal amortization and interest payments from May 2018 through July 2018

Hydrofarm Holdings Group, Inc.
Notes to the consolidated financial statements
December 31, 2018 and 2017
(in thousands for all currencies, except share and per share amounts)

13.   Debt (continued)

(the “Brightwood Forbearance Period”) and added a minimum earnings before income taxes, depreciation and amortization (“EBITDA”) requirement test, as defined, in exchange for Brightwood agreeing to forbear from exercising its rights and remedies under the credit agreement during the Brightwood Forbearance Period.
In August 2018, the Term Note Obligors and Brightwood entered into a third amendment and waiver to the original credit agreement (the “Brightwood Third Amendment”) whereby Brightwood (and BofA as discussed below) waived certain continuing events of default and agreed to amend certain covenants and provisions of the Term Note to bring the Term Note Obligors back in compliance with the covenants. The Brightwood Third Amendment also provided a waiver of principal payments and an increase in the margin to 1000 basis points with respect to the LIBOR based loans through December 31, 2019. Beginning January 1, 2020, the margin would be reduced to 700 basis points with respect to the LIBOR based loans provided the net leverage ratio is met. In the case that the net leverage ratio is not met, the margin would be increased to 850 basis points. The Brightwood Third Amendment modified the total net leverage ratio, and added covenants related to fixed charge coverage, cumulative EBITDA and liquidity. Fees related to the amendments totaling $388 were added to principal. The Brightwood Third Amendment was accounted for as a debt modification by the Company and did not result in the recognition of any gain or loss from the transaction.
As of December 31, 2018, the Company was in compliance with its financial covenants as a result of an equity cure payment of  $1,151 made in January 2019, as well as amendments to the financial covenants, that brought the Term Loan Obligors into compliance with the amended covenants provided for under the Brightwood Fourth Amendment. See Note 20, Subsequent events for further discussion.
During the year ended December 31, 2018, principal payments made totaled $469 and interest expense recognized totaled $9,191, of which $6,795 was capitalized into principal. The effective interest rate on the Term Note was 12.13% on December 31, 2018 and the amortization of debt issuance costs was $493 for the year ended December 31, 2018.
Credit facility with BofA
2017
In connection with the Formation Transaction, a loan and security agreement (the “Credit Facility”) was obtained from Bank of America, N.A. (“BofA”) by Hydrofarm Holdings LLC and certain other Hydrofarm Holdings LLC subsidiaries (the “BofA Obligors”) with an initial maximum borrowing limit of $45,000 and a maturity date of February 10, 2022. The Credit Facility provided for interest at the 30-day LIBOR rate plus applicable margin, which was 2.50% and 1.75% at December 31, 2018 and 2017, respectively. A fee of 0.375% is charged for available but unused borrowings. An additional 200 basis points is added to the interest rate for any period during which the loan was in default. On November 8, 2017, the maximum borrowing limit was increased to $60,000 in connection with the two Canadian acquisitions. As of December 31, 2018, debt issuance costs totaled $621 and are being amortized over five years using the effective interest method.
The Credit Facility is secured by working capital assets and a second lien on non-working capital assets, and requires various restrictive covenants and financial ratios. Additionally, the agreement requires that the BofA Obligors be in compliance with the financial and qualitative covenants of all other debt agreements.
The BofA Obligors were not in compliance with these covenants as of September 30, 2017 and December 31, 2017. Because of the remedies for default available to BofA at its option, the loan was classified as a current liability as of December 31, 2017 in the consolidated balance sheets.

Hydrofarm Holdings Group, Inc.
Notes to the consolidated financial statements
December 31, 2018 and 2017
(in thousands for all currencies, except share and per share amounts)

13.   Debt (continued)

During the period from inception (March 21, 2017) to December 31, 2017, there were no principal payments made and interest expense recognized totaled $1,308. The effective interest rates on the Credit Facility ranged from 3.31% to 3.32% on December 31, 2017.
2018
The BofA Obligors and BofA entered into a forbearance agreement with BofA (the “BofA Forbearance Agreement”) in May 2018, which was subsequently amended in July 2018 to address failure to meet financial covenants as of March and June 2018. As part of the BofA Forbearance Agreement, a shareholder agreed to provide Hydrofarm Holdings, LLC with an unsecured subordinated loan of  $4,000 for a period and at terms specified in the BofA Forbearance Agreement, to provide for working capital needs of the BofA Obligors. The BofA Forbearance Agreement included modifications to the borrowing base, and to the fixed charge coverage and EBITDA financial covenants. A forbearance fee of  $75 was paid at execution of the BofA Forbearance Agreement. In exchange for the revised terms and loan, BofA agreed to forbear from exercising its rights and remedies under the loan agreements in connection with such defaults through August 2018.
In August 2018, the BofA Obligors entered into a third amendment and waiver to the loan and security agreement (the “BofA Third Amendment”) whereby BofA (and Brightwood as discussed above) waived certain continuing events of default and agreed to amend certain covenants and provisions of the Term Note credit agreement to bring the BofA Obligors back in compliance with the covenants under the Credit Facility. A key financial provision in the BofA Third Amendment was a commitment by the Company to conduct a private placement of its common stock; this commitment was fulfilled upon the Offering and Concurrent Offering described in Note 1, Description of business, Recapitalization and reverse merger, which raised $48,124 of net proceeds. Other key changes in the BofA Third Amendment included the addition of a minimum availability covenant which requires the BofA Loan Obligors to have cash and cash equivalents deposited in BofA and a minimum EBITDA requirement which requires that the BofA Loan Obligors maintain minimum monthly measured EBITDA for periods as defined. Fees related to the amendments totaling $100 were paid. The BofA Third Amendment was accounted for as a debt modification by the Company and did not result in the recognition of any gain or loss from the transaction.
As of December 31, 2018, the Company was in compliance with its financial covenants as a result of an equity cure payment of  $1,151 made in January 2019, as well as amendments to the financial covenants, that brought the BofA Obligors into compliance with the amended covenants provided for under the BofA Fourth Amendment. See Note 20, Subsequent events for further discussion.
During the year ended December 31, 2018, principal payments on the credit facility totaled $219,553 and interest expense recognized totaled $1,562. The effective interest rates on the BofA Credit Facility ranged from 5.00% to 5.06% on December 31, 2018 and the amortization of debt issuance costs was $150.
Restriction on the ability to pay dividends
Under the agreements with BofA and Brightwood, substantially all consolidated net assets are subject to limitations regarding the restrictions of payment of dividends, either from the Brightwood Obligors or BofA Obligors to their parent.
Other debt
Other debt consists primarily of machinery and equipment loans with several financial institutions accounted for as capital leases totaling $861 and $71 as of December 31, 2018 and 2017. Refer to Note 16, Commitments and contingencies for further discussion.

Hydrofarm Holdings Group, Inc.
Notes to the consolidated financial statements
December 31, 2018 and 2017
(in thousands for all currencies, except share and per share amounts)

14.   Shareholders’ equity
Capital stock
As of December 31, 2018, 50,000,000 shares of preferred stock, par value of  $0.0001 per share, were authorized and none were issued, and 300,000,000 shares of common stock, $0.0001 par value, were authorized and 69,745,562 were issued and outstanding. Of the authorized common stock, 13,100,069 were reserved for issuance under outstanding warrants.
The Board of Directors is authorized to provide for, from time to time, one or more series of preferred stock, and, with respect to each such series, to fix the designation of such series, and the powers (including voting powers, if any), preferences and relative, participating, optional and other special rights. No series of preferred stock have been authorized or issued through December 31, 2018.
Each holder of common stock is entitled to one vote for each share of common stock. Stockholders have no pre-emptive rights to acquire additional share of common stock or other securities. The common stock is not subject to redemption rights and carries no subscription or conversion rights. In the event of liquidation, the stockholders are entitled to share in corporate assets on a pro rata basis after the Company satisfies all liabilities and after provision is made for any class of capital stock having preference over the common stock. Subject to corporate regulations and preferences to preferred stock if any, dividends are at the discretion of the board of directors.
Warrants
Shares of common stock under warrants totaling 11,357,114 and 1,742,955 were issued to investors and placement agents, respectively, in the Offering and Concurrent Offering for aggregate shares under warrants of 13,100,069.
Warrants issued to the investors for the purchase of 11,357,114 shares of the Company’s common stock are exercisable at $5.00 per share in whole or in part subject to typical adjustments for anti-dilution, and may be exercised on a “cashless” basis. The warrants are exercisable commencing the earliest of a public event defined as the effectiveness of a registration statement as defined, the closing of any initial public offering, or the closing of any other transaction or set of events that results in the Company being subject to the reporting requirement of the Securities Exchange Act of 1934, as amended. The warrants expire three years from the effective date of a public event. The warrants are callable by the Company solely at its discretion if certain conditions are met.
The warrants issued to the investors were accounted for as a component of equity primarily because there were no conditional obligations to issue a variable number of shares nor were there any deemed possibilities that the Company would need to settle the warrants in cash. Accordingly, the value of each warrant issued with each share in the Offering and Concurrent Offering was not accounted for separately.
Of the total shares subject to the placement agent warrants, 580,978 are exercisable at a price of $5.00 per share and 1,161,977 are exercisable at a price of  $2.50 per share. Both types of warrants are exercisable in whole or in part subject to typical adjustments for anti-dilution, and may be exercised on a “cashless” basis. The placement agent warrants are exercisable upon exercise of the investor warrants issued in the Offering and Concurrent Offering.
The placement agent warrants were valued at $781 and recorded as an offering cost included as a component of equity (an increase for the value of the issuance, and a decrease associated with the offering cost); the valuation of the warrants is discussed in Note 17, Financial Instruments.
Refer to Note 1, Description of the business, Recapitalization and reverse merger in 2018 for further discussion of warrants.

Hydrofarm Holdings Group, Inc.
Notes to the consolidated financial statements
December 31, 2018 and 2017
(in thousands for all currencies, except share and per share amounts)

14.   Shareholders’ equity (continued)

Registration Rights Agreement
In connection with the Offering and Concurrent Offering discussed in Note 1, Description of the business, the Company entered into a Registration Rights Agreement with the stockholders which required the Company to file a resale registration statement (the “Resale Registration Statement”) with the SEC covering the resale of the shares of common stock and shares issuable upon exercise of the investor warrants issued in the Offering and Concurrent Offering (the “Registrable Securities”). This requirement was met in January 2019.
In addition, within one hundred eighty (180) days of filing the Registration Statement, the Company is required to use commercially reasonable efforts to either (i) ensure that the Resale Registration Statement is declared effective, or (ii) engage an IPO underwriter. If the aforementioned condition is not met, the Company is required pay to each holder of Registrable Securities an amount in cash equal to one-half of one percent (0.5%) of each such holder’s investment amount on every thirty (30) day anniversary until the condition is satisfied, up to a maximum of 6% in the aggregate.
The Company is required to fulfill its commercially reasonable efforts to keep the Resale Registration Statement effective for a period of one (1) year or for such shorter period ending on the date when (i) all of the Registrable Securities have been sold or (ii) all of the Registrable Securities may be sold without restriction pursuant to Rule 144 of the Securities Act.
The Company will pay all costs and expenses incurred in complying with its obligations to file registration statements pursuant to the Registration Rights Agreement, except that the selling holders will be responsible for their share of the attorney’s fees and expenses and any commissions or other compensation to selling agents and similar persons.
The warrants issued to the placement agents were not a party to the Registration Rights Agreement.
Restriction on the ability to pay dividends
Under the agreements with BofA and Brightwood, substantially all consolidated net assets are subject to limitations regarding the restrictions of payment of dividends, either from the Brightwood Obligors or BofA Obligor to their parent.
15.   Income taxes
In December 2017, the Tax Cuts and Jobs Act (the “2017 Tax Act”) was enacted. The 2017 Tax Act includes a number of changes to existing U.S. tax laws that impact the company, most notably a reduction of the U.S. corporate income tax rate from 35% to 21% for tax years beginning after December 31, 2017. The 2017 Tax Act also provides for a one-time transition tax on certain foreign earnings and the acceleration of depreciation for certain assets placed into service after September 27, 2017 as well as prospective changes beginning in 2018, including repeal of the domestic manufacturing deduction, acceleration of tax revenue recognition, global intangible low taxed income, foreign derived intangible income deduction, additional limitations on executive compensation and limitations on the deductibility of interest.
The Company recognized the income tax effects of the 2017 Tax Act in the period from inception (March 31, 2017) to December 31, 2017 in accordance with Staff Accounting Bulletin No. 118, which provides SEC staff guidance for the application of ASC Topic 740, Income Taxes, in the reporting period in which the 2017 Tax Act was signed into law. As such, the Company’s financial results reflected the income tax effects of the 2017 Tax Act which the accounting under ASC Topic 740 was complete and provisional amounts for those specific income tax effects of the 2017 Tax Act which were not complete. As of December 31, 2018, the impact of the Tax Act has been substantially complete and is included as part of the overall provision calculation.

Hydrofarm Holdings Group, Inc.
Notes to the consolidated financial statements
December 31, 2018 and 2017
(in thousands for all currencies, except share and per share amounts)

15.   Income taxes (continued)

The changes to existing U.S. tax laws as a result of the 2017 Tax Act, which the Company believes have the most significant impact on the Company’s federal income taxes, are as follows:
Reduction of the U.S. Corporate Income Tax Rate
The Company measures deferred tax assets and liabilities using enacted tax rates that will apply in the years in which the temporary differences are expected to be recovered or paid. Accordingly, the Company’s deferred tax assets and liabilities were remeasured to reflect the reduction in the U.S. corporate income tax rate from 35 percent to 21 percent as of December 31, 2017.
Transition Tax on Foreign Earnings
The Company had no transition tax liability on accumulated foreign earnings as the Company’s foreign subsidiaries do not have aggregated accumulated untaxed earnings and profits at either of the measurement dates in the period from inception (March 21, 2017) to December 31, 2017.
Global Intangible Low-Taxed Income (“GILTI”)
Beginning in 2018, a portion of foreign subsidiaries’ earnings, net of a return on investment in tangible assets, are subject to tax in the United States. For the year ended December 31, 2018, the Company did not recognize an income tax expense related to the GILTI tax.
Foreign Derived Intangible Income Deduction (“FDII”)
Beginning in 2018, a deduction is allowed in the United States for a portion of foreign-derived income, net of a return on investment in tangible assets. For the year ended December 31, 2018, the Company did not recognize an income tax benefit related to the FDII deduction.

Hydrofarm Holdings Group, Inc.
Notes to the consolidated financial statements
December 31, 2018 and 2017
(in thousands for all currencies, except share and per share amounts)

15.   Income taxes (continued)

Provision for income taxes consists of the following for the year ended December 31, 2018 and for the period from inception (March 21, 2017) to December 31, 2017:
	Year ended December 31, 2018	Period from inception (March 21, 2017) to December 31, 2017
Income from continuing operations before tax:
United States	$(30,225)	$(69,632)
Foreign	(4,974)	(1,544)
Income from continuing operations before tax	(35,199)	(71,176)
Current income tax expense:
Federal
State	$61	$5
Foreign	334	15
Total income tax expense	395	20
Deferred income tax expense:
Federal	—	—
State	—	—
Foreign	(293)	(286)
Total deferred income tax expense	(293)	(286)
Total provision for (benefit from) income taxes	$102	$(266)
The reconciliation of income tax computed at the U.S. federal statutory tax rates of 21% for 2018 and 35% for 2017 to income tax expense (benefit) from continuing operations consists of the following:
	Year ended December 31, 2018	Period from inception (March 21, 2017) to December 31, 2017
Net loss before tax	$(35,199)	$(71,176)
United States federal tax/benefit rate	$7,392	$24,911
State income taxes, net	1,475	3,120
Non deductible costs and permanent items	(1,845)	(22)
Foreign tax rate differential	113	(216)
Tax cuts and JOBS act	—	(7,773)
Tax entity classification adjustment	2,269	—
Change in valuation allowance	(9,033)	(16,513)
Noncontrolling interests	(433)	(3,241)
Other	(40)	—
(Provision for) benefit from income taxes	$(102)	$266

Hydrofarm Holdings Group, Inc.
Notes to the consolidated financial statements
December 31, 2018 and 2017
(in thousands for all currencies, except share and per share amounts)

15.   Income taxes (continued)

Deferred tax balances consist of the following as of December 31, 2018 and 2017:
	December 31,
	2018	2017
Deferred tax assets
Intangible assets	$15,334	$—
Partnership outside basis	—	13,771
Net operating loss carryforwards	7,340	2,678
Inventory	186	—
Accrued expenses	744	—
Interest expense	3,107	—
Other	—	766
Deferred tax assets subtotal	26,711	17,215
Valuation allowance	(25,578)	(16,929)
Total deferred tax assets	1,133	286
Deferred tax liabilities
Intangible assets, trade names	(1,171)	(1,438)
Property, plant and equipment	(564)	(72)
Inventory adjustments	—	(101)
Other	(1,311)	(716)
Total deferred tax liabilities	(3,046)	(2,327)
Net deferred tax liabilities	$(1,913)	$(2,041)
As presented in the consolidated balance sheets:
Deferred tax assets included in Prepaid and other current assets	$429	$—
Deferred tax assets included in Other assets	—	342
Deferred tax liabilities	(2,342)	(2,383)
Net deferred tax liabilities	$(1,913)	$(2,041)
At December 31, 2018 the Company had federal and state net operating losses (“NOLs”) of  $31,013 and $30,046, respectively. The federal and state NOLs, if not utilized, will begin to expire in 2037 and 2032, respectively. At December 31, 2018, the Company had foreign NOLs of  $3,828 that, if not utilized, will begin to expire in 2037.
The Company has determined the amount of its valuation allowance based on its estimates of taxable income by jurisdiction in which it operates over the periods in which the related deferred tax assets will be recoverable. As of December 31, 2018, the Company believes it is not more-likely-than-not that it will realize its US deferred tax assets and, therefore, has maintained a full valuation allowance against its US deferred tax assets. The Company has also provided a full valuation allowance against its European deferred tax assets. The Company’s deferred tax liability position in Canada combined with expected future earnings in Canada provided evidence to support the determination that no valuation allowance is needed on its Canadian deferred tax assets. The net change in the total valuation allowance was an increase of $8,649 and an increase of  $13,332 as of December 31, 2018 and December 31, 2017, respectively.

Hydrofarm Holdings Group, Inc.
Notes to the consolidated financial statements
December 31, 2018 and 2017
(in thousands for all currencies, except share and per share amounts)

15.   Income taxes (continued)

Carryforwards of NOLs are subject to possible limitation should a change in ownership occur, as defined by Internal Revenue Code Section 382. An ownership change is generally defined as a greater than 50% increase in equity ownership by 5% shareholders in any three-year period. The annual limitation may result in the expiration of the NOL carry forwards before utilization.
During the year ended December 31, 2018, the Company did not record any liabilities related to uncertain tax positions.
The Company recognizes interest and penalties relating to unrecognized tax benefits as part of its income tax expense.
16.   Commitments and contingencies
Capital leases —  lessee
Capital leases totaling $1,048 relate primarily to machinery and equipment and are recorded at the lower of the present value of future minimum lease payments or fair market value at lease inception. Capital leases are amortized over the shorter of their estimated useful lives or the respective terms of the leases. When determining the lease term, option periods for which failure to renew the lease imposes a significant economic detriment are included. The effective interest rates ranged 5.65% to 8.95% and mature between March 2021 and March 2023. As of December 31, 2018 and 2017, the aggregate capital leases balance totaled $861 and $nil, respectively. Amortization expense totaled $163 and nil for the year ended December 31, 2018 and the period from inception (March 21, 2017) to December 31, 2017, respectively. Amounts payable under the capital leases are $286, $286, $286, $117 and $7 for each of the five years ending December 31, 2023.
Operating leases —  lessee
Operating leases relate to certain warehouse, distribution and office facilities, vehicles and office equipment. Amounts payable under the operating leases as of December 31, 2018 were $4,187, $3,644, $3,763, $3,034, and $2,189 for each of the five years ending December 31, 2023. Payments in the aggregate due after 2023 are $9,555. Rent expense was $5,076 and $5,168 for the year ended December 31, 2018 and the period from inception (March 21, 2017) to December 31, 2017, respectively.
Sale and leaseback
In the fourth quarter of 2017, a subsidiary of the Company entered into a sale and leaseback for the distribution center (warehouse) in Denver, Colorado. The sale for approximately $9,000 and new lease terms were established at fair market value and the leaseback has been classified as an operating lease. The effect has been treated as a normal sale transaction and the gain of  $181 on sale of the distribution center has been deferred and are being amortized over the term of the lease.
Contingencies:
During the normal course of business, certain claims have been brought against the Company and, where applicable, its suppliers. While there is inherent difficulty in predicting the outcome of such matters, management has vigorously contested the validity of these claims, where applicable, and based on current knowledge, believes that they are without merit and does not expect that the outcome of any of these matters, in consideration of insurance coverage maintained, or the nature of the claims, individually or in the aggregate, would have a material adverse effect on the consolidated financial position, results of operations or future earnings.

Hydrofarm Holdings Group, Inc.
Notes to the consolidated financial statements
December 31, 2018 and 2017
(in thousands for all currencies, except share and per share amounts)

17.   Financial instruments
Cash and cash equivalents are being measured at fair value on a recurring basis. Financial liabilities that are measured at fair value on a recurring basis consist only of the interest rate swaps and obligation for payment of contingent consideration discussed in Note 5, Business combinations (other than the Formation Transaction).
As part of the Greenstar acquisition, the Company had accrued the full amount of the earn-out accrual of  $1,538 as of December 31, 2017. In 2018, the first installment of the earn-out accrual was deemed not likely to be paid and $769 (Canadian Dollar $1,000) was recognized as other income in the consolidated statements of operations and comprehensive loss as the performance threshold was not met. The earn-out liability was valued using Level 3 inputs. As discussed in Note 5, Business combinations (other than the Formation Transaction, the Company carried forward the accrual for the fair value of the remaining balance of the contingent consideration totaling $733 (Canadian Dollar $1,000) which approximates fair value as of December 31, 2018.
The interest rate swap assumed in the Formation Transaction was valued using Level 2 inputs at $5 and was settled prior to December 31, 2017. Gain on the mark-to-market adjustment for changes in fair value of the swap of  $130 was recognized in other expense in the consolidated statement of operations and comprehensive loss for period from inception (March 21, 2017) to December 31, 2017.
Excluding the fair value of asset and liabilities acquired or assumed in business combinations which are discussed in other footnotes, no financial assets or liabilities were measured at fair value on a non-recurring basis except for the warrants. The warrants issued to the placement agents discussed in Note 14, Shareholders’ equity, Warrants, which is a component of equity, were valued at $781 using the Black-Scholes valuation model at the dates of issuance with the following inputs: volatility of 65%, underlying stock price of  $2.43, term of one year, strike price of  $2.50 and $5.00, and risk-free rate of 2.4%. These inputs are classified as Level 3 in the fair value hierarchy.
18.   Related party transactions
Hydrofarm Headquarters
The Company leases its headquarters and local distribution center in Petaluma, California from entities in which the Vice Chairman is an investor. One lease is month to month and another lease terminates in June 2019. Rent expense was $1,787 and $1,617 for the year ended December 31, 2018 and the period from inception (March 21, 2017) to December 31, 2017, respectively.
Management Agreements
On May 12, 2017, the Company entered into two management agreements (the “Management Agreements”) with an affiliate of the Company’s 5% shareholder and an affiliate of the Company’s greater than 5% shareholder (collectively, the “Affiliates”). Pursuant to the Management Agreements, the Affiliates provided the Company with various management services, including transaction advisory, financial and management consulting services. In consideration for these services, the management fees payable annually were approximately $139 and $711 respectively, in addition to certain costs and expenses incurred while rendering the services stipulated in the Management Agreements. Pursuant to the Management Agreements, the Company incurred aggregate management fees and reimbursable expenses of  $555 and $542 for the year ended December 31, 2018 and the period from inception (March 21, 2017) to December 31, 2017.
The Management Agreements were terminated in connection with the private placement discussed in Note 1, Description of the business, recapitalization and reverse merger in 2018.

Hydrofarm Holdings Group, Inc.
Notes to the consolidated financial statements
December 31, 2018 and 2017
(in thousands for all currencies, except share and per share amounts)

18.   Related party transactions (continued)

Subordinated loans from related party
On May 22, 2018, in connection with the forbearance and amendments to the revolving credit facility and term note agreements, the Company obtained a subordinated note of  $4,000 from a shareholder of the Company, to fund operations with a maturity date no earlier than 6 months after revolving credit facility as defined in the agreement. Interest was at a rate of 8.24% per annum, with no payment of interest and principal made in cash prior to the maturity date. The Subordination Agreement ensured that the note would not be used for any purpose other than for the purpose of funding the working capital needs of the Company and, the note was subordinate to the revolving line of credit and term note described above.
On June 29, 2018, in connection with, and under the same terms as, the May 22, 2018 subordinated note, an additional amount of  $2,000 was secured from a shareholder of the Company to fund operations. The loan bears an interest at a rate no greater than 8.24% per annum, with no payment of interest and principal made in cash prior to maturity date. Additionally, the note shall not be used for any purpose other than for the purpose of funding the working capital needs of the Company, and is subordinate to the revolving credit facility and term note agreements described above.
As discussed in Note 1, Description of the business, Recapitalization and reverse merger in 2018, $4,000 plus accrued interest of  $88 was converted into equity in exchange for shares and warrants. The $2,000 subordinated loan was paid off in August 2018.
19.   Segment reporting
Prior to the acquisitions in November 2017, there was one operating segment, the “United States”. In connection with the addition of certain Canadian operations acquired in November 2017 as discussed in Note 5, Business combinations (other than the Formation Transaction), the Company reassessed its operating segments during the fourth quarter of 2017, consistent with the way management reviews its business operations on an ongoing basis. Factors considered in determining the operating segments include the nature of the Company’s business activities, the management structure directly accountable to the Chief Operating Decision Maker (“CODM”), which was the Chief Executive Officer for the Company, availability of discrete financial information and strategic priorities within the organizational structure. These factors correspond to the manner in which the CODM reviews and evaluates operating performance to make decisions about resources to be allocated to these operating segments. As a result, and based on the Company’s assessment, as of November 8, 2017, the Company added a second operating segment, “Canada.”
Each geographic segment operates predominantly in one industry: the design, development, marketing, and distribution of indoor gardening and hydroponic products. These products include lighting devices, climate control equipment, hydroponics and nutrients and additives. Intersegment net sales and intersegment profits are generally recorded in a manner similar to external sales and eliminated in consolidation. The CODM evaluates segment reporting based on net sales and gross profit inclusive of intersegment transactions. Net sales are attributed to the segments based on the region from which the revenue was derived. Other expenses which are not allocated to a segment consist of expenses incurred by centrally-managed departments, including information systems, finance, human resources and legal, executive compensation, unallocated benefit program expense, and other miscellaneous costs.

Hydrofarm Holdings Group, Inc.
Notes to the consolidated financial statements
December 31, 2018 and 2017
(in thousands for all currencies, except share and per share amounts)

19.   Segment reporting (continued)

Segment information as of December 31, 2018 and 2017 and for the year ended December 31, 2018 and the period from inception (March 21, 2017) to December 31, 2017 is as follows:
	As of and for the period ended December 31,
	2018			2017
	United States	Canada	Total	United States	Canada	Total
Net sales	$173,118	$41,462	$214,580	$148,265	$3,997	$152,262
Gross profit (loss)	21,610	7,230	28,840	10,739	(261)	10,478
Intersegment revenue	1,993	123	2,116	656	81	737
Intersegment gross profit	66	—	66	72	—	72
Goodwill	—	—	—	—	3,322	3,322
Value of property, plant and equipment, net	4,600	846	5,446	4,979	887	5,866
Additions of property, plant and equipment, net	1,296	337	1,633	1,335	—	1,335
A reconciliation from segment net sales and gross profit to the consolidated statements of operations and comprehensive loss are as follows:
	Net Sales		Gross Profit
	2018	2017	2018	2017
Segment totals	$214,580	$152,262	$28,840	$10,478
Intersegment eliminations	(2,116)	(737)	(66)	(72)
Total	$212,464	$151,525	$28,774	$10,406
Balance sheet data is reviewed by the CODM on a consolidated basis; therefore, disaggregated balance sheet data is not presented.
20.   Subsequent events
The Company has evaluated subsequent events that have occurred from the balance sheet date of December 31, 2018 through April 30, 2019, which was the date on which the consolidated financial statements were available to be issued.
Term Note and Credit Facility
In order to comply with the financial covenant provisions as of November 30, 2018, the Term Loan Obligors and BofA Obligors issued a cure notice and made a debt service payment of  $1,151 with proceeds from an equity contribution from its parent in January 2019 to the BofA Credit Facility, thus bringing the Term Loan Obligors and BofA Obligors back in compliance with the amended covenants provided for under both the Brightwood Third Amendment and BofA Third Amendment as of December 31, 2018.
On March 15, 2019, the Brightwood Term Note and the BofA Credit Facility were subsequently amended by the Brightwood Fourth Amendment and BofA Fourth Amendment, respectively.
The Brightwood Fourth Amendment required the Term Note Obligors make a $3,000 prepayment on the Term Note. Key financial provisions in the Brightwood Fourth Amendment included modification of the EBITDA financial covenant and a provision that requires the Term Note Obligors to refinance the

Hydrofarm Holdings Group, Inc.
Notes to the consolidated financial statements
December 31, 2018 and 2017
(in thousands for all currencies, except share and per share amounts)

20.   Subsequent events (continued)

BofA Credit Facility prior to its repayment and termination with another credit facility. The Brightwood Fourth Amendment gave Brightwood the option to require HIC to enter into a guaranty and security agreement regarding the Term Note upon a future acquisition. A fee of  $407 was charged for these amendments.
Key modifications to the BofA Credit Facility in the BofA Fourth Amendment included a revision to the margin to provide one rate regardless of the level of borrowing at 2.00% for prime rate based loans and 3.00% of LIBOR based loans, a modification to the EBITDA financial covenant, change to the termination date to June 2019, changes to availability reserves and borrowing base calculations, and adjustments to the US revolver commitment to $45,000 with a Canadian revolver sublimit of  $10,000. A fee of  $100 was charged for these amendments.

HYDROFARM HOLDINGS GROUP, INC.
          shares of Common stock

Prospectus

           , 2019

PART II
Information not required in prospectus
Item 13.   Other expenses of issuance and distribution.
The following table sets forth all costs and expenses, other than underwriting discounts and commissions, paid or payable by the Registrant in connection with the sale of the shares of common stock being registered hereby. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee:
SEC registration fee	$	*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous fees and expenses		*
Total	$	*

*
To be filed by amendment.

Item 14.   Indemnification of directors and officers.
Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.
Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or other adjudicating court shall deem proper.
Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

Our amended and restated by-laws (the “Bylaws”), provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law as the same may be amended (except that in the case of amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the Delaware General Corporation Law permitted us to provide prior to such the amendment) against expenses, liability and loss (including attorney’s fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by the director or officer or on the director’s or officer’s behalf in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director of an officer of the Company, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer or trustee of another corporation, or of a partnership, joint venture, trust, employee benefit plan or other enterprise. The Bylaws also provides for the advancement of expenses (including attorney’s fees) to each of our directors and officers. As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation (the “Certificate of Incorporation”) and Bylaws includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The Bylaws further provides that we may, at the discretion of the board of directors, grant rights of indemnification and to the advancement of expenses to any employee or agent of the Company to the fullest extent of the provisions of our Certificate of Incorporation with respect to the indemnification and advancement of expenses of our directors and officers.
In addition, the Bylaws provide that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of our Certificate of Incorporation or Bylaws, agreement, vote of stockholders or otherwise. Furthermore, the Bylaws authorizes us to provide insurance for our directors, officers and employees, against any liability, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of the Bylaws.
Prior to the effectiveness of this registration statement, we intend to enter into indemnification agreements with each of our directors and our executive officers. We expect these agreements will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and the Certificate of Incorporation and Bylaws. In addition, such agreements may be, in some cases, broader than the specific indemnification provisions contained under the Delaware General Corporation Law.
We also maintain a directors and officers liability insurance policy, which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.
Item 15.   Recent sales of unregistered securities.
In the three years preceding the filing of this registration statement, the Company has issued the following securities that were not registered under the Securities Act of 1933, as amended, or the Securities Act:
Unregistered Securities Issued in 2018:
Private Placement and Merger
In October 2018, we consummated a private placement offering of 16,619,616 units (each a “Unit,” and collectively, the “Units”) at a price per Unit or $2.50 for gross proceeds of approximately $41.5 million. Each Unit consisted of  (i) one (1) share of our common stock and (ii) a warrant (each a “Investor Warrant,” and collectively, the “Investor Warrants”), expiring three years after the earliest of  (x) the effectiveness of a resale registration statement, (y) the closing of an initial public offering of the Company’s common stock or (z) the closing of any other transaction or set of events that results in the Company being subject to the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), entitling the holder to purchase one-half  (1/2) share of our common stock at an initial exercise price of $5.00 per full share (the “Private Placement”). As part of the Private Placement, we issued the placement agents for the Private Placement, A.G.P./Alliance Global Partners and SternAegis Ventures (the “Placement Agents”) warrants to purchase 1,742,955 shares of our common stock (the “Placement Agent Warrants”).

Concurrently with the closing of the Private Placement, one of our wholly-owned subsidiaries merged with and into Hydrofarm Investment Corp. (“HIC”), with HIC becoming our wholly-owned subsidiary and continuing its and its subsidiaries’ existing business operations, including those of Hydrofarm, LLC, a subsidiary of HIC (the “Merger”).
In connection with the Private Placement and Merger, (i) HIC raised $15.2 million from its existing stockholders through the issuance of 6,094,617 units (the “Concurrent Offering”) and (ii) Hydrofarm Holdings, LLC (“Hydrofarm Holdings”), a subsidiary of HIC, and its affiliates entered into certain amendments to Hydrofarm Holdings’ credit facilities to amend certain covenants and other provisions under such credit facilities. The consideration in the Concurrent Offering consisted of  $11.1 million in cash from existing stockholders of HIC and the conversion of  $4.1 million of an aggregate principal amount plus interest outstanding under an outstanding note. As part of the Merger, the securities of HIC issued in the Concurrent Offering were exchanged into shares of our common stock and warrants to purchase our common stock having the same terms and conditions as the securities included in the Units issued in this Private Placement.
None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe the offers, sales and issuances of the above securities were exempt from registration under the Securities Act (or Regulation D or Regulation S promulgated thereunder) by virtue of Section 4(a)(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.
Item 16.   Exhibits and financial statement schedules.
(a)
Exhibits.

Exhibit	Description
2.1**	Amended and Restated Agreement and Plan of Merger, dated August 28, 2018, by and among Hydrofarm Holdings Group, Inc., Hydrofarm Merger Sub, Inc. and Hydrofarm Investment Corp.
3.1**	Amended and Restated Articles of Incorporation of Hydrofarm Holdings Group LLC.
3.2**	Amended and Restated Bylaws.
4.1**	Specimen Common Stock Certificate of the Company.
4.2**	Form of Warrant To Purchase Common Stock.
4.3**	Form of Placement Agent Warrant to Purchase Common Stock.
4.4**	Registration Rights Agreement from Private Placement, dated August 28, 2018, by and among the Company and certain of its stockholders identified on the signature pages thereto.
4.5**	Investor Rights Agreement, dated August 28, 2018, by and among Hydrofarm Holdings LLC and certain of its stockholders identified on the signature pages thereto.
5.1**	Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
10.1**	Loan And Security Agreement, dated May 12, 2017, by and between Hydrofarm Holdings, LLC, and Bank of America, N.A.
10.2**
Amended and Restated Loan and Security Agreement, dated November 8, 2017, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, WJCO, LLC, EHH Holdings, LLC, SunBlaster LLC, GS Distribution Inc., SunBlaster Holdings ULC, EWGS Distribution Inc., and Bank of America, N.A.

Exhibit	Description
10.3**
Forbearance Agreement and First Amendment to Amended and Restated Loan and Security Agreement, dated May 18, 2018, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, WJCO, LLC, Hydrofarm Canada, LLC, GS Distribution Inc., Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC, and Bank of America, N.A.

10.3**
First Amendment To Forbearance Agreement And Second Amendment To Amended And Restated Loan And Security Agreement, dated July 16, 2018, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, WJCO LLC, Hydrofarm Canada, LLC, GS Distribution INC., Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC, and Bank of America, N.A.

10.5**
Waiver And Third Amendment To Amended And Restated Loan And Security Agreement, dated August 24, 2018, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, Hydrofarm Canada, LLC, GS Distribution Inc., Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC, and Bank of America, N.A.

10.6**
Fourth Amendment To Amended And Restated Loan And Security Agreement, dated March 15, 2019, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, Hydrofarm Canada, LLC, Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC, and Bank of America, N.A.

10.7**
Fifth Amendment To Amended And Restated Loan And Security Agreement, dated May 31, 2019, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, Hydrofarm Canada, LLC, Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC, and Bank of America, N.A.

10.8**
Sixth Amendment To Amended And Restated Loan And Security Agreement, dated June 10, 2019, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, Hydrofarm Canada, LLC, Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC, and Bank of America, N.A.

10.9**
Seventh Amendment To Amended And Restated Loan And Security Agreement, dated June 10, 2019, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, Hydrofarm Canada, LLC, Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC, and Bank of America, N.A.

10.10**	Credit Agreement dated, May 12, 2017, by and between Hydrofarm Holdings LLC and Brightwood Loan Services, LLC.
10.11**
Forbearance Agreement and Amendment to Credit Agreement, dated May 18, 2018, by and among Hydrofarm Holdings LLC, Hydrofarm, WJCO LLC, EHH Holdings, LLC, SunBlaster LLC, and Brightwood Loan Services, LLC.

10.12**	Amendment No. 1 Forbearance Agreement, dated July 16, 2018, by and among Hydrofarm Holdings LLC, Hydrofarm, WJCO LLC, EHH Holdings, LLC, SunBlaster LLC, and Brightwood Loan Services, LLC.
10.13**
Amendment No. 2 to Credit Agreement, dated November 8, 2017, by and among Hydrofarm Holdings, LLC, Hydrofarm, LLC, WJCO LLC, EHH Holdings, LLC, SunBlaster, LLC and Brightwood Loan Services LLC and the lenders party thereto.

10.14**	Waiver And Amendment No. 3 to Credit Agreement, dated August 24, 2018, by and among Hydrofarm Holdings LLC, Hydrofarm, EHH Holdings, LLC, SunBlaster LLC, and Brightwood Loan Services, LLC.
10.15**	Amendment No. 4 to Credit Agreement, dated March 15, 2018, by and among Hydrofarm Holdings LLC, Hydrofarm, EHH Holdings, LLC, SunBlaster LLC, and Brightwood Loan Services, LLC.

Exhibit	Description
10.16**	Amendment No. 5 to Credit Agreement, dated July 11, 2019, by and among Hydrofarm Holdings LLC, Hydrofarm, EHH Holdings, LLC, SunBlaster LLC, and Brightwood Loan Services, LLC.
10.17**
Loan And Security Agreement, dated July 11, 2019, by and among Hydrofarm Holdings LLC, Hydrofarm, LLC, EHH Holdings, LLC, SunBlaster LLC, Hydrofarm Canada, LLC, Eddi’s Wholesale Garden Supplies Ltd., SunBlaster Holdings ULC and Encina Business Credit, LLC.

10.18+**	Intercreditor Agreement, dated July 11, 2019, by and between Brightwood Loan Services, LLC and Encina Business Credit, LLC.
10.19+**	Agreement and Plan of Merger, dated August 28, 2018, by and between PBCO, Inc., and Hydrofarm Investment Corp.
10.20+**	Employment Agreement, dated April 10, 2017, by and between the Company and Peter Wardenburg.
10.21+**	Employment Agreement, dated April 28, 2018, by and between the Company and Bob Clamp.
10.22+**	Employment Agreement, dated April 10, 2017, by and between the Company and Jeffrey Peterson.
10.23+**	Employment Agreement, dated January 1, 2019, by and between the Company and Bill Toler.
10.24+**	Employment Agreement, dated March 4, 2019, by and between the Company and Terence Fitch.
10.25+**	Hydrofarm Holdings Group, Inc. 2018 Equity Incentive Plan.
10.26+**	Form of Hydrofarm Holdings Group, Inc. 2018 Equity Incentive Plan Stock Option Grant Notice.
10.27**	Form of Director and Officer Indemnification Agreements.
10.28**
Placement Agency Agreement, dated August 3, 2018, by and among the Company and Hydrofarm Investment Corp. and A.G.P./Alliance Global Partners, as lead placement agent, and Aegis Capital Corp., as co-placement agent.

21.1**	Subsidiaries of the Company.
23.1**	Consent of MNP, LLP, independent registered public accounting firm.
23.2**	Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (included in Exhibit 5.1).
24.1**	Power of Attorney (included on signature page to initial filing).

**
To be filed by amendment.

+
Indicates a management contract or compensatory plan.

(b)
Financial Statement Schedules.

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or notes.
Item 17.   Undertakings.
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Petaluma, California, on the day of            , 2019.
Hydrofarm Holdings Group, Inc.
William Toler Chief Executive Officer (Principal Executive Officer)
POWER OF ATTORNEY
KNOW ALL BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William Toler and Jeff Peterson, and each of them, as his or her true and lawful attorneys-in-fact and agents, each with the full power of substitution, for him or her and in his or her name, place or stead, in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments), and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.
Name	Title	Date

William Toler	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	, 2019
Terence Fitch	President	, 2019
Jeff Peterson	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2019
Chris Payne	Director	, 2019
Michael Rapoport	Director	, 2019
Peter Wardenburg	Vice Chairman of the Board	, 2019
Adam Stern	Director	, 2019
John Tomes	Director	, 2019